As filed with the Securities and Exchange Commission on November 26, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Telewest Global, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	4813, 4841	Applied for
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

160 Great Portland Street

London WIW 5QA

United Kingdom

+44 20 7299 5000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation System

1209 Orange Street

Wilmington, DE 19801

+1 302 658 7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy E. Peterson Karen C. Wiedemann Fried, Frank, Harris, Shriver & Jacobson 99 City Road London EC1Y 1AX United Kingdom +44 20 7972 9600	Michael P. Brady Weil, Gotshal & Manges One South Place London EC2M 2WG United Kingdom +44 20 7903 1000

Approximate date of commencement of proposed sale to public:

As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions described in this Registration Statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(3)	Amount of registration fee(3)

Common stock, $0.01 par value(1)			$$96,276,866.47	$7,788.80

(1)	This registration statement relates to the common stock, par value $0.01 per share, of the registrant to be issued to the holders of Telewest Communications plc shares.
(2)	Estimated solely for purpose of determining the registration fee in accordance with Rule 457(f) of the Securities Act of 1933.
(3)	Estimated solely for purposes of determining the registration fee in accordance with Rule 457(f) of the Securities Act of 1933. Based on an exchange rate of £1.00=$1.7044 and on 2,873,635,847 ordinary shares of Telewest Communications plc, with an average market price per share of $0.031872 and on 82,507,747 limited voting shares of Telewest Communications plc with one-third of their paid up value being $0.056813 per share, for a total equivalent market price of $96,276.866.47 (=(2,873,635,847 x $0.031872) + (82,507,747 x $0.056813)), and a registration fee of $7,788.80 (= $96,276.866.47 x $80.90 / $1,000,000).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this shareholders’ circular and prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This shareholders’ circular and prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 26, 2003

Shareholders’ Circular and Prospectus

CIRCULAR TO SHAREHOLDERS AND NOTICE OF EGM

in relation to the

Financial Restructuring

of

Telewest Communications plc

(Incorporated under the Companies Act 1985 and registered in England and Wales with registered number 2983307)

and the distribution of

Telewest Global, Inc.

(Incorporated under the laws of the State of Delaware)

Common Stock

THIS SHAREHOLDERS’ CIRCULAR AND PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended immediately to seek your own personal financial advice from your stockbroker, bank manager, solicitor or other independent financial adviser duly authorized under the Financial Services and Markets Act 2000 if you are in the United Kingdom or, if you are not in the United Kingdom, seek advice from another appropriately authorized independent financial adviser.

This shareholders’ circular and prospectus is being sent to holders of Telewest Communications plc, or Telewest, shares, options and American Depositary Receipts. If you have sold or otherwise transferred all of your Telewest shares or American Depositary Receipts, please send this shareholders’ circular and prospectus and the accompanying documentation to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Your attention is drawn to the letter from the Chairman of Telewest which is set out on pages iii to xi of this shareholders’ circular and prospectus and recommends that you vote in favor of the resolution to be proposed at an extraordinary general meeting of the shareholders of Telewest. The extraordinary general meeting will be held at          a.m. (UK time) on                  , 2004 at         . The information set out in this shareholders’ circular and prospectus should be read in conjunction with the notice of extraordinary general meeting. Whether or not you intend to be present, you are urged to complete and return the accompanying form of proxy in accordance with the instructions set out in it. A summary of the action you should take is set out on page 28 of this shareholders’ circular and prospectus and in the accompanying notice of extraordinary general meeting.

This shareholders’ circular and prospectus also relates to the shares of common stock to be issued by Telewest Global, Inc., a newly incorporated Delaware corporation, in connection with the proposed financial restructuring of Telewest, and to be distributed to Telewest’s shareholders. Telewest Global, Inc., or New Telewest, is currently a wholly owned subsidiary of Telewest. As a result of the financial restructuring, a subsidiary of New Telewest will hold substantially all of the businesses and operations of Telewest. Subsequently, Telewest and its wholly owned Jersey finance subsidiary, Telewest Finance (Jersey) Limited, or Telewest Jersey, are expected to be put into solvent liquidation.

In connection with the restructuring, Telewest’s shareholders are being asked to approve the transfer of substantially all of the assets of Telewest to a wholly owned subsidiary of New Telewest formed under the laws of England and Wales. In consideration for the transfer, that subsidiary will assume responsibility for the satisfaction of all of Telewest’s debts, obligations and liabilities that have not been compromised as part of the financial restructuring. In addition, New Telewest will issue shares of common stock to an escrow agent for distribution in accordance with English and Jersey schemes of arrangement involving certain creditors of Telewest. These creditors consist principally of the holders of notes and debentures issued by Telewest and Telewest Jersey. Under the schemes of arrangements these creditors will receive 98.5% of the common stock of New Telewest in a transaction exempt from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Section 3(a)(10) of that Act. The shareholders of Telewest will receive the remaining 1.5% of the common stock of New Telewest pursuant to the registration statement of which this shareholders’ circular and prospectus is a part. Telewest shareholder approval of the asset transfer is a condition precedent to Telewest’s scheme of arrangement. Completion of the schemes of arrangement will result in the cancellation of all of the outstanding notes and debentures of Telewest and Telewest Jersey.

Please review the entire shareholders’ circular and prospectus carefully. You should consider the matters discussed under “Risk Factors” beginning on page 13.

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions comprising the financial restructuring, passed upon the merits or fairness of the transactions, or passed upon the adequacy or accuracy of this shareholders’ circular and prospectus or approved or disapproved of these securities. Any representation to the contrary is a criminal offense in the United States.

Application will be made to have the shares of New Telewest common stock included for quotation on the Nasdaq National Market under the symbol “        .” New Telewest common stock will not be listed on the London Stock Exchange.

Trading on the Nasdaq National Market will commence at 9:30 a.m. (New York time) on the business day following the date on which the Telewest scheme of arrangement becomes effective, which is expected to be         , 2004. It is expected that dealings in the existing ordinary shares of Telewest on the London Stock Exchange will continue until the close of business on the business day prior to the effective date of Telewest’s scheme of arrangement.

No person has been authorized by Telewest or New Telewest to give any information or make any representation other than those contained in this shareholders’ circular and prospectus and the accompanying documents and, if given or made, that information or representation must not be relied upon as having been so authorized.

The distribution of this shareholders’ circular and prospectus or the shares of New Telewest common stock may be restricted by law in some jurisdictions. No action has been taken by Telewest or New Telewest that would permit an offer or distribution of shares of New Telewest common stock or the possession or distribution of this shareholders’ circular and prospectus or any offer or publicity material in any jurisdiction where action for that purpose is required, other than in the United Kingdom and the United States. You are strongly advised to consult with your professional adviser as to whether any laws or regulations that may be applicable to you may give rise to any liability or penalty or require you to obtain any governmental or other consent or to pay any taxes or duties as a result of the implementation of the financial restructuring. The senior lenders under Telewest’s existing senior secured credit facility have not authorized the content of this shareholders’ circular and prospectus or any part of it, nor do they accept any responsibility for the accuracy, completeness or reasonableness of the information contained in this shareholders’ circular and prospectus.

Citigroup Global Markets Limited and Gleacher Shacklock Limited are acting for Telewest, Telewest Jersey and Telewest Communications Networks Limited and no one else in connection with the financial restructuring, and will not be responsible to anyone other than Telewest, Telewest Jersey and Telewest Communications Networks Limited for providing the protections afforded to clients of Citigroup Global Markets Limited and Gleacher Shacklock Limited, respectively, nor for giving advice in relation to the financial restructuring.

This shareholders’ circular and prospectus is dated         , 2003 and is first being mailed to shareholders on or about         , 2003.

i

Telewest Communications plc

Registered office:

Export House

Cawsey Way

Woking

Surrey GU21 6QX

(Registered no. 2983307)

                 , 2003

To Telewest Shareholders, holders of Telewest American Depositary Receipts (“ADRs”) and, for information only, to participants in the Telewest Share Schemes and Flextech Share Schemes

Dear Telewest shareholder or ADR holder,

PROPOSED FINANCIAL RESTRUCTURING

1.	Introduction

I am writing to you to give you details of Telewest’s proposed Financial Restructuring and notice of an extraordinary general meeting of Telewest’s shareholders to be held at          a.m. (UK time) on                  , 2004 at         . I want to set out the reasons for, and the background to, the meeting and to urge you to vote in favor of a resolution relating to the transfer of assets from Telewest to a newly incorporated subsidiary of New Telewest which is necessary for the completion of the proposed Financial Restructuring.

As you likely know, your board of directors and its advisers have been exploring ways to secure Telewest’s financial position and future. We have now come to a decision that a restructuring of Telewest’s balance sheet is the right way forward and in the interests of all of Telewest’s stakeholders. The Financial Restructuring will essentially be effected through the issuance of equity to the holders of the notes and debentures issued by Telewest and a finance subsidiary in exchange for the holders’ agreement to cancel the debt represented by those notes and debentures. Significantly, we have now agreed the terms of this restructuring with key noteholders and major shareholders and we anticipate reaching agreement with a committee representing our lending banks shortly.

The terms of the Financial Restructuring are complex and I have summarized the key points in this letter. I urge you, however, to read this entire shareholders’ circular and prospectus with care, since it contains a great deal of important information.

2.	Reasons for the Financial Restructuring

In common with other cable, telecom and media companies, Telewest has borrowed large amounts of money to finance the growth of its business. This money was used principally to finance the construction of its national network and in the acquisition of smaller cable companies during a period of consolidation in the UK cable industry. Despite the growth of Telewest’s business, it is the clear view of your board and its advisers that Telewest’s current level of debt is not now sustainable. A significant factor in this view has been the very marked change in stock market valuations of telecom and media companies in general, and Telewest in particular, and Telewest’s resulting inability to access capital markets in order to refinance its existing debt as it falls due. As a result, it is now necessary for Telewest to undertake the Financial Restructuring on the terms described in this shareholders’ circular and prospectus.

It is now evident to your board of directors and its advisers that, if a financial restructuring is not completed, Telewest is likely to need to petition for some sort of insolvency procedure. If Telewest enters into administration or any other insolvency procedure, given its financial position and the fact that the group’s banking syndicate would have first claim on substantially all of Telewest’s assets, existing shareholders could not expect to receive any return.

It is equally clear that to be successful any financial restructuring must have the support of the senior lenders under Telewest’s existing senior secured credit facility (referred to as the Senior Lenders) and its noteholders, including the ad hoc committee of its noteholders and W.R. Huff Asset Management Co. L.L.C. (a substantial noteholder). Your board and its advisers have therefore worked to develop proposals that would secure their support as well as representing shareholders’ interests.

We have now secured the support of creditors who, we understand, hold, or have the right to vote, between them, over 60% in principal amount of Telewest’s notes and debentures, and it is the view of your board that, if the Financial Restructuring is not achieved on the terms set out in this shareholders’ circular and prospectus, Telewest may become subject to an insolvent liquidation or other insolvency procedure.

3.	Background to the Financial Restructuring

On July 4, 2002, I wrote to you to inform you that your board of directors had concluded that it was in Telewest’s best interests to enter into discussions with Liberty Media Corporation and an ad hoc committee of noteholders in order to establish whether a board-supported proposal relating to a financial restructuring was capable of being agreed. On September 30, 2002, following extensive negotiations, a preliminary non-binding agreement with the ad hoc committee of noteholders was announced. On June 9, 2003, we further announced that we had been notified by the ad hoc committee of noteholders that, in order to obtain the support of certain of the noteholders, the committee was requesting changes to the economic and other terms of the preliminary non-binding agreement. Following further discussions with stakeholders, on September 12, 2003, a term sheet relating to the Financial Restructuring was signed by Telewest, Telewest Jersey, the ad hoc committee of noteholders, W.R. Huff, Liberty Media and IDT Corporation.

4.	Principal Elements of the Financial Restructuring

The principal elements of Telewest’s proposed Financial Restructuring are:

•	Telewest Global, Inc., a company incorporated in Delaware, will become the new holding company for the businesses that currently constitute Telewest. This company is referred to in this shareholders’ circular and prospectus as New Telewest;

•	subject to the passing of a resolution by Telewest’s shareholders, substantially all of the assets of Telewest will be transferred to Telewest UK Limited, a wholly owned English subsidiary of New Telewest. Telewest UK will assume substantially all of the liabilities of Telewest that have not been compromised as a result of the Financial Restructuring, and New Telewest will issue shares of common stock to an escrow agent for distribution in accordance with creditors’ schemes of arrangement of Telewest and its wholly owned Jersey finance subsidiary, Telewest Finance (Jersey) Limited, or Telewest Jersey;

•	following creditors’ schemes of arrangement in relation to Telewest and Telewest Jersey, eligible Telewest shareholders will receive approximately 1.5% of the share capital of New Telewest and creditors eligible to participate in the creditors’ schemes, consisting primarily of Telewest’s and Telewest Jersey’s note and debenture holders, will receive the remaining 98.5% of the share capital of New Telewest; and

•	Telewest and its wholly owned subsidiary Telewest Communications Networks Limited, or TCN, which is the borrower under the existing senior secured credit facility, anticipate signing a commitment letter with Telewest’s Senior Lenders before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. The commitment letter is expected to provide that, subject to the satisfaction of certain conditions and subject to certain termination rights, an amended senior secured credit facility will come into effect and replace the existing senior secured credit facility. Further details of the proposed amended senior secured credit facility agreement are set out under the heading “Proposed Amended Senior Secured Credit Facility” in this shareholders’ circular and prospectus.

Following the completion of the Financial Restructuring, Telewest’s assets will consist of the indemnity granted by Telewest UK, the outstanding shares of Telewest Jersey and one share of New Telewest common stock. Telewest’s liabilities are expected to be covered by the above indemnity, other than certain liabilities which are to be covered by a cash amount to be held in trust by Telewest (as described in more detail below under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Transfer Agreement”). Telewest will also no longer have any relationship to the restructured business and, subject to shareholder approval, is expected to be put into solvent liquidation. Until the liquidation is completed, Telewest shareholders will continue to hold their shares in Telewest, although following the transfer of substantially all of Telewest’s assets to Telewest UK and completion of the Financial Restructuring, those shares will no longer trade on the London Stock Exchange and will have no value.

The shares of New Telewest common stock are expected to trade on the Nasdaq National Market in the United States. It is expected that a share dealing facility will be put in place in the United Kingdom so that shareholders located in the United Kingdom will be able to sell their shares through a corporate nominee. We will write to you with further details of this facility in due course.

YOUR ATTENTION IS DRAWN TO CERTAIN RISKS ASSOCIATED WITH THE FINANCIAL RESTRUCTURING, WHICH ARE SET OUT UNDER THE HEADING “RISK FACTORS” IN THIS SHAREHOLDERS’ CIRCULAR AND PROSPECTUS.

5.	What you will receive under the Financial Restructuring

On completion of the proposed Financial Restructuring, each eligible shareholder (being those shareholders, other than certain overseas shareholders, on the register as members of Telewest at the close of business on the last day of dealings in Telewest shares before the Telewest scheme of arrangement becomes effective) will receive new shares in the common stock of New Telewest in the following proportion:

For every          Telewest shares you hold, you will receive one share of New Telewest common stock.

ADR holders will receive one share of New Telewest common stock for every          Telewest ADRs that they hold.

Legal restrictions in certain jurisdictions other than the United Kingdom and the United States may prevent the distribution of shares of New Telewest common stock, or make that distribution unduly onerous. Shareholders in those jurisdictions will receive the net proceeds of the sale of the shares of New Telewest common stock to which they would otherwise be entitled. (Further details are set out under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests” in this shareholders’ circular and prospectus.)

Depending on the number of Telewest shares or ADRs you hold, your entitlement under the Financial Restructuring may give rise to a fraction of a New Telewest share. In the event you are entitled to a fraction of a New Telewest share, your fractional entitlement will be aggregated with other fractional entitlements to shares of New Telewest common stock and sold in the open market. You will receive a cash payment equal to your pro rata interest in the net proceeds of those sales. (Further details are set out under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests” in this shareholders’ circular and prospectus.)

6.	New Telewest, New Telewest shares and listings

New Telewest is incorporated in the state of Delaware in the United States and will therefore operate under a different legal regime than Telewest. The Delaware General Corporation Law grants to stockholders various rights and privileges that may not exist under the laws of England and Wales, and conversely does not extend various rights and privileges that you may have as a shareholder in a company incorporated under the laws of England and Wales, including pre-emptive rights. Please see “Description of the New Telewest Capital Stock” for additional information regarding the rights of stockholders in a Delaware corporation and “Comparison of Rights of Shareholders” for a summary of the differences between your rights as a shareholder of Telewest and as a stockholder of New Telewest.

The shares of New Telewest common stock that you will receive under the Financial Restructuring will be common stock with a par value of $0.01 per share.

Application will be made to include the shares of New Telewest common stock for listing on the Nasdaq National Market. Subject to the Financial Restructuring taking place, it is expected that trading will commence on the Nasdaq National Market, at 9:30 a.m. (New York time) on                  , 2004.

v

It is currently intended that Telewest will apply for cancellation of the listing of its shares on the Official List of the UK Listing Authority and the trading of its shares on the London Stock Exchange with effect from 4:30 p.m. (UK time) on                  , 2004, being the business day prior to the date on which the Telewest scheme of arrangement is currently expected to become effective. It is expected that dealings in Telewest shares on the London Stock Exchange will cease at 4:30 p.m. (UK time) on                  , 2004. The shares of New Telewest common stock will not be listed on the Official List of the UK Listing Authority or traded on the London Stock Exchange.

7.	New Telewest Management

In connection with the Financial Restructuring, there will be a number of structural, management and board changes. You can find information regarding the new board of directors under the heading “Management” in this shareholders’ circular and prospectus.

To facilitate the successful launching of a new beginning for the Telewest business and an orderly transition to the new holding company structure and management, with the support of Telewest’s principal noteholders, Charles Burdick, Group Managing Director, has agreed to continue in his current position through to the completion of the Financial Restructuring and thereafter at the pleasure of the new board of directors. During his continued employment, Mr. Burdick will devote his efforts to the completion of the Financial Restructuring and the transition of the management of the business and affairs of Telewest from the Telewest board to the New Telewest board. In consideration for Mr. Burdick’s agreement to continue on during this transition phase, through counsel for the ad hoc committee of noteholders, the ad hoc committee of noteholders and W.R. Huff have agreed that upon his departure, Mr. Burdick will be entitled to receive a lump sum severance payment of £500,000 and will continue to receive medical benefits coverage for twelve months following his last day of employment. This agreement is memorialized in a letter between Mr. Burdick and the attorneys for the ad hoc committee of noteholders and W.R. Huff, wherein all have agreed to support these terms if and when they are considered, as appropriate, by the Telewest board and/or the New Telewest board.

In addition, consistent with this transition of the management of the business and affairs of Telewest, certain members of the Telewest board have agreed to step down from the Telewest board to allow the New Telewest board to lead the company going forward. As announced on November 18, 2003, Stanislas Yassukovich CBE, a former non-executive director of Telewest, resigned from the Telewest board. Anthony Rice and Denise Kingsmill CBE, two non-executive directors, intend to proffer their resignations upon the mailing of the schemes of arrangement to Telewest scheme creditors and this shareholders’ circular and prospectus to Telewest shareholders. As a result, the Telewest board during the remaining stages of the Financial Restructuring will be comprised of Stephen Cook, Mr. Burdick and myself. Mr. Cook has agreed to tender his resignation from the Telewest board upon the completion of the Financial Restructuring but will continue as Group Strategy Director and General Counsel. Mr. Burdick’s service as a member of the New Telewest board will be at the pleasure of the New Telewest board as described above. I have agreed to continue as a director and Chairman of Telewest after the Financial Restructuring is completed in order to permit an orderly liquidation of Telewest. In addition, as Chairman Emeritus, I have agreed to serve as a consultant and senior adviser to New Telewest and its board of directors to provide further management continuity for the reorganized business.

8.	Distribution of New Telewest shares

The shares of New Telewest common stock that Telewest shareholders will receive under the Financial Restructuring are US securities that, at the present time, are not capable of being settled within the usual UK settlement system. Therefore, eligible Telewest shareholders who hold their Telewest shares in uncertificated form (that is, in CREST, the UK paperless settlement system) will receive CREST Depositary Interests, or CDIs, representing entitlements to their shares of New Telewest common stock, which will be credited to their CREST account. Eligible Telewest shareholders who hold their Telewest shares in certificated form will have CDIs held on their behalf in a corporate nominee service, which will be operated by Lloyds TSB Registrars. The Lloyds TSB Registrars corporate nominee is a member of CREST. The corporate nominee will send holders of CDIs within the corporate nominee service a statement of their holding of CDIs.

CDIs are depositary interests in underlying shares, in this case, shares of New Telewest common stock. The CDIs will be treated as shares of New Telewest common stock for the purposes of determining, for example, eligibility for any dividends (if declared). New Telewest intends to establish, to the extent practicable, arrangements under which holders of CDIs will be able to receive notices of stockholders’ meetings, annual reports and any other documents issued by New Telewest to its stockholders. In addition, New Telewest intends to establish arrangements under which holders of CDIs will be able to give directions as to voting at meetings of the stockholders of New Telewest in a generally equivalent way to the stockholders of New Telewest.

A special dealing service will be available to eligible Telewest shareholders who hold their CDIs in the corporate nominee service for a period of approximately ten weeks following the dispatch of the statement of entitlement. Eligible Telewest shareholders who hold their CDIs in their own CREST accounts will be able to trade the underlying shares of New Telewest common stock in the usual way.

Details, including the terms and conditions relating to the corporate nominee service and the special dealing service, will be sent to Telewest shareholders who hold their Telewest shares in certificated form when they are notified of the number of CDIs allocated to them.

Further details of the CDIs, the corporate nominee service and the special dealing service are set out under the heading “Description of the New Telewest Capital Stock—Information on CREST Depositary Interests and DTC Arrangements” in this shareholders’ circular and prospectus.

ADR holders will receive shares of New Telewest common stock and not CDIs.

9.	The Telewest scheme and the Telewest Jersey schemes

The Financial Restructuring is proposed to be effected by a scheme of arrangement of Telewest under the laws of England and Wales, referred to herein as the Telewest scheme, and two identical schemes of arrangement of Telewest Jersey, one under the laws of England and Wales (the English scheme) and one under Jersey law (the Jersey scheme), collectively referred to herein as the Telewest Jersey schemes. The schemes are formal processes under which Telewest and Telewest Jersey will be released from claims of certain creditors (principally holders of notes and debentures issued by Telewest and Telewest Jersey) in return for the distribution of shares of New Telewest common stock. These creditors will be entitled to receive, in aggregate, 98.5% of New Telewest’s issued share capital immediately following the Telewest scheme becoming effective.

The Telewest scheme also provides for shares of New Telewest common stock, representing 1.5% of New Telewest’s issued share capital immediately following the Telewest scheme, to be distributed to eligible Telewest shareholders.

The Telewest scheme is conditional upon the Telewest Jersey schemes becoming effective and the Telewest Jersey schemes are conditional upon the Telewest scheme becoming effective.

Each scheme must be approved by a majority in number representing at least 75% in value of the creditors of the appropriate company present and voting either in person or by proxy before it can become effective. It is expected that a meeting of creditors of Telewest will be ordered by the High Court to take place on                  , 2004 and a meeting of creditors of Telewest Jersey will be ordered by the High Court, in respect of the English scheme, and by the Royal Court of Jersey, in respect of the Jersey scheme, to take place on                  , 2004. If approved, each scheme will take effect once it has received the relevant court sanction and, subject to the conditions set out below, the court order sanctioning the scheme has been delivered to the relevant Registrar of Companies.

Telewest will not take the necessary steps to make the Telewest scheme effective until, among other things, the Telewest shareholders’ resolution has been passed, the proposed amended senior secured credit facility has been entered into and become unconditional (except for conditions that can be satisfied only once the Telewest scheme becomes effective), Liberty Media has terminated its relationship agreement with Telewest, the Telewest Jersey schemes have been sanctioned, the shares of New Telewest common stock have been authorized for quotation on the Nasdaq National Market, subject to notice of issuance, and an order from the US Bankruptcy court has been obtained, and any proceedings under Chapter 11 of the US Bankruptcy Code in respect of Telewest (if any proceedings have been commenced) have been completed.

The need to obtain an order from the US Bankruptcy court and the completion of any proceedings under Chapter 11 of the US Bankruptcy Code may be waived by certain of the noteholders.

It is expected that if the Telewest scheme and the Telewest Jersey schemes have not become effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occuring on or before March 15, 2004, then both the Telewest scheme and the Telewest Jersey schemes will be withdrawn.

10.	Support for the Financial Restructuring

Telewest and Telewest Jersey expect to enter into voting agreements with certain of the noteholders pursuant to which they will agree to vote in favor of the Financial Restructuring. Telewest and Telewest Jersey are also expected to enter into a similar voting agreement with Liberty Media. Together, these agreements would represent commitments to vote in favor of the Financial Restructuring from persons that Telewest has been informed hold, or have the right to vote, over 60% of the aggregate amount of Telewest’s notes and debentures.

Liberty Media beneficially owns over 17% of Telewest’s issued share capital. Provided certain conditions are met relating to the status of a now-dissolved subsidiary of Liberty Media that owns additional shares, it is possible Liberty Media will beneficially own over 25% of Telewest’s share capital by the record date for Telewest’s extraordinary general meeting. See “Principal Shareholders” for further details. IDT beneficially owns over 23% of Telewest’s issued share capital. IDT and Liberty Media are expected to enter into voting agreements pursuant to which they will agree to vote the shares they hold in favor of the Telewest shareholders’ resolution at the extraordinary general meeting and to vote for shareholders’ resolutions regarding the liquidation of Telewest after the Financial Restructuring. Liberty Media is also expected to agree to consent to various aspects of the Financial Restructuring as required under the relationship agreement between Telewest and Liberty Media and to terminate its relationship agreement with Telewest.

Further details of these voting agreements, including various conditions and termination rights, are set out under the headings “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements” and “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements” in this shareholders’ circular and prospectus.

11.	The Shareholders’ Resolution and Transfer Agreement

An extraordinary general meeting of Telewest’s shareholders is being called for the purpose of proposing an ordinary resolution to approve, as required by the Listing Rules of the UK Listing Authority, the transfer by Telewest of substantially all of its assets on the terms and conditions set out in a transfer agreement, referred to herein as the Transfer Agreement, among Telewest, New Telewest and Telewest UK Limited. Approval of the Transfer Agreement is a condition of the Financial Restructuring and, accordingly, the Financial Restructuring will not be completed unless Telewest shareholders approve the resolution.

The Transfer Agreement will provide that substantially all of the assets of Telewest will be transferred to Telewest UK. Only the issued share capital of Telewest Jersey, and £         million to be held in trust and used for, among other things, the costs of the Financial Restructuring will be retained by Telewest. In consideration for the transfer, Telewest UK will assume responsibility for the satisfaction of all of the debts, obligations and liabilities of Telewest not compromised pursuant to the Financial Restructuring, except certain expenses arising as a result of the Financial Restructuring, and will allot and issue shares to New Telewest. Conditional on the Telewest scheme becoming effective, New Telewest will issue          shares to an escrow agent for distribution, in accordance with the terms of the Telewest and Telewest Jersey schemes, to eligible Telewest shareholders, who will receive approximately 1.5% of the New Telewest shares, and to noteholders and certain other creditors of Telewest, and Telewest Jersey, who will receive the remaining 98.5% of the New Telewest shares.

Further details of the Transfer Agreement are set out under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Transfer Agreement” in this shareholders’ circular and prospectus.

Further details of the Telewest extraordinary general meeting are set out under the heading “The Telewest Extraordinary General Meeting” in this shareholders’ circular and prospectus.

12.	The proposed liquidation of Telewest and Telewest Jersey

If Telewest’s proposed Financial Restructuring is completed as expected, Telewest will no longer have any assets of, or relationship to, the restructured business and it is expected that Telewest will be put into solvent liquidation by its shareholders. A separate shareholders’ circular will be sent to Telewest shareholders setting out details of the proposed shareholders’ voluntary liquidation and notifying you of a subsequent extraordinary general meeting at which resolutions will be proposed to commence the liquidation procedure and to appoint a liquidator. Telewest shareholders will not receive any distribution under the proposed shareholders’ voluntary liquidation of Telewest since Telewest will have no assets other than the shares of Telewest Jersey (which itself will have no assets) and one share of New Telewest common stock.

It is also expected that Telewest, as Telewest Jersey’s only shareholder, will place Telewest Jersey into solvent liquidation.

It is expected that the solvent liquidations of Telewest and Telewest Jersey will commence as soon as practicable after the Telewest scheme and the Telewest Jersey schemes become effective.

13.	Participants in the Telewest Share Schemes and Flextech Share Schemes

Details of the circumstances in which participants in the Telewest Share Schemes and the Flextech Share Schemes will be entitled to receive shares of New Telewest common stock under the Financial Restructuring are set forth in this shareholders’ circular and prospectus under the heading “Management—Compensation and Employee Benefit Plans—The Telewest Share Schemes and the Flextech Share Schemes.”

Participants in the Telewest Share Schemes and the Flextech Share Schemes will also receive a separate letter from Telewest setting out the effect of the Financial Restructuring on their options and awards.

14.	Taxation

A number of UK and US tax considerations for Telewest shareholders in relation to the Financial Restructuring are set forth under the headings “Material United States Federal Tax Consequences” and “Material United Kingdom Tax Consequences.” The comments are of a general, non-exhaustive nature and are included for information purposes only and are not intended to be legal or tax advice. You should therefore consult your own tax advisers with respect to possible tax consequences of receiving shares of New Telewest common stock or CDIs.

15.	Other matters

As mentioned earlier, you are urged to read this shareholders’ circular and prospectus, which contains detailed information on New Telewest, risk factors, Telewest’s business and financial information in relation to Telewest and New Telewest.

You should not regard this letter as an encouragement or recommendation to deal in shares of Telewest or New Telewest common stock and you should seek your own personal advice from your stockbroker, bank manager, solicitor or other independent financial adviser.

16.	Questions and answers

Answers to some frequently asked questions in connection with Telewest shareholders’ allocations of shares of New Telewest common stock are contained under the heading “Questions and Answers about the Financial Restructuring” in this shareholders’ circular and prospectus.

17.	Action to be taken by you

Holders of Telewest shares are urged to complete the enclosed form of proxy and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible and, in any event, so as to be received by not later than          a.m. (UK time) on                  , 2004 whether or not you intend to attend and vote in person at the extraordinary general meeting.

Holders of ADRs are urged to exercise their voting rights by completing the enclosed voting instruction card prepared by The Bank of New York, as depositary, and being delivered together with this shareholders’ circular and prospectus, and returning it to The Bank of New York at the address indicated on the card so as to be received not later than          a.m. (New York time) on                  , 2004.

18.	Consequences of the Financial Restructuring not being implemented

While the Financial Restructuring is under way, the High Court is unlikely to make a winding up order or enforce a judgment obtained by a creditor of Telewest. If the Telewest scheme is not approved by the Telewest scheme creditors at the meeting of Telewest scheme creditors, or if the High Court does not sanction the Telewest scheme, or if the shareholders’ resolution is not passed by the Telewest shareholders at the extraordinary general meeting:

•	creditors may seek to advance their individual interests by obtaining and enforcing judgments or by presenting or proceeding with a petition to wind up Telewest;

•	the Senior Lenders may seek to enforce their security by appointing an administrative receiver of TCN or its subsidiaries or a receiver in respect of the TCN shares held by Telewest and any loans due from TCN or its subsidiaries to Telewest; and

•	unless the directors were able to satisfy themselves within a short period of time that an alternative financial restructuring would be successful, the directors are likely to have little alternative but to petition for either administration or insolvent liquidation in respect of Telewest in order to protect Telewest’s assets for the benefit of Telewest’s creditors as a whole. An administrator is only likely to be appointed by the High Court if it can be demonstrated that an administration is likely to achieve a better result for creditors, taken as a whole, than an insolvent liquidation. If an administrator is appointed (and to the extent that he is permitted by the High Court), he is likely to try to sell Telewest’s shares in TCN. A liquidator of Telewest, if appointed, would close down the operations of Telewest and realize its assets.

An orderly realization by an administrator or liquidator of Telewest or Telewest’s assets, the majority of which are subject to security in favor of the Senior Lenders, would require the cooperation of the Senior Lenders. The directors believe that cooperation of the Senior Lenders would depend on:

•	whether the Senior Lenders considered their security was in jeopardy (i.e., that there was a prospect that the value of the secured assets might not be sufficient for them to recover their debt);

•	whether they considered that their position was improving or deteriorating over time; and

•	whether they believed that the administrator was likely to achieve a better or worse realization for the Senior Lenders than an administrative receiver whose primary responsibility was to them.

The directors of Telewest believe that any orderly realization of Telewest’s assets by an administrator or liquidator of Telewest, or an orderly realization by an administrative receiver or a receiver appointed by the Senior Lenders over their security, is likely to consist principally of a disposal of TCN as a going concern. However, an administrator of Telewest or an administrative receiver or receiver appointed by the Senior Lenders may conclude that a better price could be obtained for TCN by continuing to operate it for a period of time prior to seeking a disposal. In those circumstances, any recovery by creditors would be significantly delayed.

The value realized for creditors through a disposal of TCN as a going concern is likely to be significantly less than the fundamental value of TCN as a going concern outside an insolvency process, due to:

•	the uncertainty that would surround such a disposal;

•	the likely adverse impact that the insolvency process would have on the willingness of Telewest’s customers and suppliers to continue to support Telewest;

•	the distressed nature of such a disposal; and

•	the additional transactional and administrative costs.

Telewest, as an unsecured creditor of TCN, would only receive proceeds from a sale of the business of TCN as a going concern to the extent that a subsequent liquidator of TCN pays a dividend to creditors. That dividend

x

would only be paid to the extent that there is a surplus after the claims of the Senior Lenders and all the other liabilities of TCN that rank in priority to its unsecured creditors (which would include the fees and expenses of the administrative receiver and liquidator of TCN and any other preferential or secured claims) had been settled in full. As an unsecured creditor of TCN, Telewest’s claim in respect of loans owed by TCN to Telewest would rank pari passu with all other unsecured creditors of TCN. These loans have been secured in favor of the Senior Lenders.

In addition to the shares in TCN and inter-company loans owed by TCN over which the Senior Lenders have security, Telewest’s other assets include cash balances of approximately £88 million and shareholdings in certain other subsidiaries (representing less than 3% of the consolidated assets of Telewest at September 30, 2003), which are not covered by the Senior Lenders’ security package. However, £41 million of the cash balance is held in trust for repayment to TCN, which repayment would result in that amount being subject to the Senior Lenders’ security interest.

The ultimate return to Telewest creditors would be determined by a series of complex circumstances relevant at the time of the insolvency. There may be unforeseen events, changes in economic conditions, and other potential variations that could impact upon and affect the return to creditors.

Return to Telewest Shareholders

In a liquidation or administration of Telewest, Telewest’s assets would only be available for distribution to its shareholders to the extent that there is a surplus after all of its liabilities to creditors had been finally determined and paid in full. Shareholders of Telewest would be unlikely to receive any distribution from a liquidator of Telewest.

Any insolvency of a group as large as Telewest would likely be a lengthy process and there is a serious risk that uncertainty and delay could reduce any value ultimately realized.

In light of the foregoing, if the shareholder resolution is not approved or any other condition to the completion of the Financial Restructuring is not satisfied, and, as a result, the Telewest scheme cannot be completed, it is unlikely that there will be any proceeds available for distribution to Telewest’s shareholders.

If the shareholder resolution is approved, and all other conditions to the Financial Restructuring are satisfied, Telewest shareholders will be entitled to receive 1.5% of the shares of New Telewest common stock. Following completion of the Financial Restructuring, Telewest is expected to be put into solvent liquidation by its shareholders. Until the liquidation is completed, Telewest shareholders will continue to hold their shares in Telewest, although following the transfer of substantially all of Telewest’s assets to Telewest UK and the completion of the Financial Restructuring, those shares will no longer trade on the London Stock Exchange and will have no value. As a result, Telewest shareholders are not expected to receive anything from the liquidation of Telewest.

19.	Recommendation

The Telewest directors are expected to determine that the Financial Restructuring and the transfer of substantially all of Telewest’s assets in accordance with the terms of the Transfer Agreement, in the context of the Financial Restructuring, are in the best interests of Telewest shareholders as a whole. The Telewest board has engaged Citigroup Global Markets Limited and Gleacher Shacklock Limited to provide financial advice regarding the Financial Restructuring, details of which are set out under the heading “The Financial Restructuring—Summary of Financial Advice.”

The Telewest directors are expected to determine that the resolution set out in the accompanying notice of extraordinary general meeting is in the best interests of Telewest shareholders as a whole and are expected to recommend that Telewest shareholders vote in favor of the resolution.

Yours faithfully

Cob Stenham

Chairman

Telewest Communications plc

(Registered in England No. 2983307)

Notice of Extraordinary General Meeting

NOTICE IS HEREBY GIVEN that an EXTRAORDINARY GENERAL MEETING of shareholders of Telewest Communications plc (the “Company”) will be held at          a.m. (UK time) on                   2004 at          for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as an ordinary resolution:

THAT the transfer by the Company of substantially all of its assets on the terms and conditions set out in the transfer agreement dated                   2003 (a copy of which is produced to the Meeting by the Chairman) be, and it is hereby, approved and that the Directors of the Company be and are hereby authorized to give effect thereto.

Dated:                   2003

By order of the Board Clive Burns Company Secretary	Registered Office: Export House Cawsey Way Woking Surrey GU21 6QX

Notes:

1.    Any person entered on the register of members of Telewest Communications plc at          a.m. (UK time) on                   2004 (hereafter referred to as a “shareholder”) is entitled to attend and vote at the Extraordinary General Meeting pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001. Any changes to the register of shareholders after the above time and date shall be disregarded in determining the rights of any person to attend and/or vote at the Extraordinary General Meeting.

2.    A shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies to attend and, upon a poll, vote instead of him, her or it. A proxy need not be a shareholder of Telewest Communications plc.

3.    A form of proxy and any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority must be deposited at Telewest Communications plc’s registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL not less than 48 hours before the time appointed for holding the meeting. A form of proxy is enclosed. Completion and return of a form of proxy will not preclude a shareholder from attending or voting at the Extraordinary General Meeting in person.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Many of the dates below, including those relating to the hearings of the US Bankruptcy Court, the High Court of Justice of England and Wales, or the High Court, and the Royal Court of Jersey, or the Jersey Court, have not yet been settled, although they are expected to take place on or about the date indicated.

Latest time and date for receipt of Forms of Proxy for extraordinary general meeting	a.m. (UK time) on , 2004

Latest time and date for receipt of voting instruction cards by The Bank of New York	a.m. (New York time) on , 2004

Extraordinary general meeting	a.m. (UK time) on , 2004

Meeting of creditors participating in Telewest Jersey scheme of arrangement	on , 2004

Meeting of creditors participating in Telewest scheme of arrangement	on , 2004

High Court hearing to sanction the Telewest scheme of arrangement	on , 2004

High Court hearing to sanction the Telewest Jersey scheme of arrangement	on , 2004

Jersey Court hearing to sanction the Telewest Jersey scheme of arrangement	on , 2004

US Bankruptcy Court hearings for section 304 US Bankruptcy Code permanent injunction orders	on , 2004

Last day of dealings in Telewest shares	on , 2004

Effective date for the Telewest and Telewest Jersey schemes of arrangement	on , 2004

Commencement of trading of New Telewest common stock on Nasdaq	a.m. (New York time) on , 2004

Depositary Trust Corporation, or DTC, accounts credited with New Telewest common stock	on , 2004

CREST accounts credited with the New Telewest CREST Depositary Interests, or CDIs	on , 2004

Dispatch of checks by Telewest to Telewest shareholders in relation to fractional entitlements	on , 2004

Dispatch of checks for fractional entitlements of New Telewest common stock and delivery of shares of New Telewest common stock to holders of American Depositary Receipts of Telewest	on , 2004

Changes to the times and/or dates above will be notified by announcement as necessary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this shareholders’ circular and prospectus constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Telewest’s or New Telewest’s future financial performance, including, but not limited to, strategic plans, potential growth (including penetration of developed markets and opportunities in emerging markets), product introductions and innovation, meeting customer expectations, planned operational changes (including product improvements), expected capital expenditures, future cash sources and requirements, liquidity, customer service improvements, cost savings and other benefits of acquisitions or joint ventures—potential and/or completed—that involve known and unknown risks, uncertainties and other factors that may cause New Telewest’s or its businesses’ actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of those terms or other comparable terminology. These statements are predictions only.

There are a number of important factors that could cause Telewest’s, or, if the Financial Restructuring is completed, New Telewest’s, actual results and future development to differ materially from those expressed or implied by those forward-looking statements, including, but not limited to:

•	Telewest’s ability to successfully conclude the restructuring of its balance sheet;

•	the extent to which Telewest or New Telewest is able to compete with other providers of broadband internet services, including British Telecommunications plc;

•	the extent to which consumers regard cable telephony as an attractive alternative to telephony services provided by, for example, British Telecommunications plc;

•	the extent to which Telewest or New Telewest is able to successfully compete with mobile network operators;

•	the extent to which Telewest or New Telewest is able to retain its current customers and attract new customers;

•	the extent to which Telewest or New Telewest is able to migrate customers to additional products or services or to high-margin products or services;

•	the extent to which regulatory and competitive pressures in the UK telephony market continue to reduce prices;

•	Telewest’s or New Telewest’s ability to develop and introduce attractive interactive and high-speed data services in a rapidly changing and highly competitive business environment;

•	Telewest’s or New Telewest’s ability to penetrate markets and respond to changes or increases in competition;

•	Telewest’s or New Telewest’s ability to compete against digital television service providers, including British Sky Broadcasting Group plc and Freeview, by increasing its digital customer base;

•	Telewest’s or New Telewest’s ability to compete with other internet service providers;

•	Telewest’s or New Telewest’s ability to have an impact on, or respond to, new or changed government regulations;

•	Telewest’s or New Telewest’s ability to improve operating efficiencies, including through cost reductions;

•	Telewest’s or New Telewest’s ability to maintain and upgrade Telewest’s network in a cost-efficient and timely manner;

•	adverse changes in the price or availability of telephony interconnection or cable television programming; and

•	disruption in supply of programming, services and equipment.

Telewest and New Telewest do not, nor do any other persons, assume responsibility for the accuracy and completeness of those statements. Unless otherwise required by applicable securities laws, Telewest and New Telewest disclaim any intention or obligation to publicly update or revise any of the forward-looking statements after the date of this shareholders’ circular and prospectus to conform them to actual results, whether as a result of new information, future events or otherwise. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” on page 13 in this shareholders’ circular and prospectus which describe risks and factors that could cause results to differ materially from those projected in those forward-looking statements.

These risk factors may not be exhaustive. Other sections of this shareholders’ circular and prospectus may describe additional factors that could adversely impact Telewest’s or New Telewest’s business and financial performance. Telewest operates, and it is expected that New Telewest will operate, in a continually changing business environment, and new risk factors may emerge from time to time. Management cannot anticipate all of these new risk factors, nor can they definitively assess the impact, if any, of new risk factors on Telewest or New Telewest or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

WHERE YOU CAN FIND MORE INFORMATION

New Telewest has filed a registration statement on Form S-4 to register New Telewest common stock to be distributed to Telewest shareholders in connection with the Financial Restructuring of Telewest. This shareholders’ circular and prospectus is a part of that registration statement and constitutes a prospectus of New Telewest in addition to being a shareholders’ circular of Telewest for its extraordinary general meeting. As allowed by the rules of the US Securities and Exchange Commission, or SEC, this shareholders’ circular and prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

New Telewest was recently formed for the purposes of the proposed Financial Restructuring of Telewest and has not previously filed reports with the SEC. Since Telewest’s 1998 merger with General Cable PLC, Telewest has filed reports and other information with the SEC under the US Securities Exchange Act of 1934, as amended, as a foreign private issuer. Before the merger in 1998, Telewest filed reports, proxy statements and other information with the SEC as a US company.

As a foreign private issuer, Telewest was exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders were exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. Telewest was also not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. Upon completion of the Financial Restructuring of Telewest, New Telewest will be required to file reports, proxy statements and other information with the SEC as required of a US company under the Exchange Act.

You may read and copy any document filed by Telewest or New Telewest with the SEC without charge at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of documents may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, including Telewest and New Telewest, who file electronically with the SEC. The address of that site is http://www.sec.gov.

This shareholders’ circular and prospectus refers to some exhibits that are not included in or delivered with this shareholders’ circular and prospectus. These documents are available without charge to Telewest shareholders upon written or oral request to Telewest Communications plc, Export House, Cawsey Way, Woking, Surrey GU21 6QX, United Kingdom, Attention: Company Secretary, telephone number +44 1483 750 900. To obtain timely delivery, Telewest shareholders must request the information no later than five business days before the extraordinary general meeting. The date of the extraordinary general meeting is                  , 2004.

SOURCES OF INFORMATION

All information concerning the number of homes “passed” (homes for which Telewest has completed network construction) or homes “passed and marketed” is based on physical counts made by Telewest during its network construction or marketing phases. In the case of homes for which the network construction or marketing was completed by another operator, the information on the number of homes “passed” or “passed and marketed” is based on the records of the relevant operator. All information concerning the franchise areas covered by General Cable PLC, Birmingham Cable Corporation Limited, Cable London PLC and Eurobell (Holdings) PLC before their respective acquisitions by Telewest has been provided by, or derived from data provided by, General Cable, Birmingham Cable, Cable London and Eurobell, as the case may be. All information in this shareholders’ circular and prospectus concerning Flextech’s share of basic television viewing is based on data measured by Broadcasters’ Audience Research Board Limited. All other statistics in this shareholders’ circular and prospectus relating to Telewest’s content division are based on information compiled by independent agencies or by Flextech’s or Telewest’s management.

QUESTIONS AND ANSWERS ABOUT THE FINANCIAL RESTRUCTURING

Q:	What is the Financial Restructuring?

A:	The Financial Restructuring is a series of transactions and settlements intended to cure existing defaults and to significantly reduce Telewest’s existing indebtedness in return for the issuance of equity in a new holding company to eligible Telewest creditors. As a result of the Financial Restructuring:

•	Telewest will be reorganized so that the ultimate parent company of the continuing business is a holding company incorporated in the US state of Delaware, referred to throughout this shareholders’ circular and prospectus as New Telewest.

•	Certain of Telewest’s creditors, consisting principally of the holders of Telewest’s outstanding notes and debentures, will be entitled to receive 98.5% of the outstanding common stock of New Telewest in return for the cancellation of their claims, reducing Telewest’s total consolidated outstanding indebtedness by approximately £3.9 billion.

•	Shareholders of Telewest will be entitled to receive in aggregate 1.5% of the outstanding common stock of New Telewest.

•	Telewest’s existing credit facility will be amended and various other defaults will be settled.

•	Telewest and Telewest Jersey are expected to be placed, subject to shareholder approvals, in solvent liquidation.

Q:	Why is the Financial Restructuring necessary?

A:	Since Telewest’s flotation in 1994, it has incurred substantial operating net losses and substantial borrowings in connection with the construction of its network and operations, and the acquisition of UK cable assets.

As a result of a series of circumstances, including the downturn in the telecommunications, media and technology sectors, increasingly tight capital markets and the downgrading of Telewest’s corporate credit ratings, Telewest’s access to financing has been severely limited. This has impaired Telewest’s ability to service its debt and refinance its existing debt obligations. Telewest is currently in default on most of its outstanding debt securities, its existing credit facility and a number of other obligations.

If a financial restructuring of Telewest is not completed, Telewest’s senior lenders could seek to enforce their security interest over substantially all of Telewest’s assets through the appointment of a receiver in respect of the shares in TCN held by Telewest and any loans due from TCN or its subsidiaries to Telewest, or an administrative receiver of TCN. TCN is a holding company for most of Telewest’s subsidiaries and their assets. Moreover, even if the Senior Lenders do not take such steps, if Telewest’s board of directors is unable to satisfy itself within a short period of time that an alternative financial restructuring would be successful, Telewest’s board of directors is likely to petition for some form of insolvency protection for Telewest in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation.

Q:	How were the terms of the Financial Restructuring decided?

A:	On July 4, 2002, Telewest announced that its board of directors had concluded that it was in Telewest’s best interests to enter into discussions with Liberty Media, a major shareholder of Telewest, and an ad hoc committee of noteholders to establish whether a board-supported proposal relating to a financial restructuring could be agreed. Following extensive negotiations with these principal stakeholders and others, an agreement in principle on the terms of a financial restructuring was reached on July 23/24, 2003. On September 12, 2003, a term sheet was signed with Telewest stakeholders that beneficially owned over 41% of Telewest’s outstanding share capital and held, or had the right to vote, more than 60% of the aggregate principal amount of Telewest’s outstanding notes and debentures. That term sheet, reflecting more than a year of negotiations with Telewest’s principal stakeholders, contemplates a financial restructuring of Telewest on the terms set out in this shareholders’ circular and prospectus.

Q:	What am I being asked to vote on?

A:

An extraordinary general meeting of Telewest’s shareholders is being held for the purpose of approving the transfer of substantially all of the assets of Telewest to Telewest UK Limited, a wholly owned subsidiary of New Telewest organized under the laws of England and Wales, in accordance with the terms of an agreement referred to as the Transfer Agreement. In consideration for the transfer of assets, Telewest UK will assume responsibility for the satisfaction of substantially all of Telewest’s debts, obligations and liabilities that are not otherwise compromised as part of the Financial Restructuring. In addition, the Transfer Agreement will require that New Telewest issue shares of its common stock to an escrow agent for distribution to Telewest’s shareholders and eligible creditors. As a result, New Telewest will become the new holding company for Telewest’s business and operations and will be owned predominantly by existing creditors of Telewest. You are being asked to approve the transfer of the assets of Telewest in accordance with the terms of the Transfer Agreement. Shareholder approval is a condition to completion of the Financial Restructuring.

Q:	Who is entitled to vote?

A:	Only shareholders of record of Telewest shares at a.m. (UK time) on , 2004 are entitled to attend and vote at the Telewest extraordinary general meeting. As of November 18, 2003, there were 2,956,143,594 Telewest shares entitled to vote, held by 44,770 holders of record. Each Telewest share is entitled to one vote.

Q:	What if I hold ADRs?

A:	Some Telewest shares are held in the form of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs. Each ADS represents the right to receive 200 Telewest shares. The holders of Telewest’s ADRs will be entitled to instruct The Bank of New York, as depositary for the ADRs, as to the exercise of the voting rights pertaining to the Telewest shares represented by the ADSs evidenced by such holders’ ADRs.

Q:	What will I receive if Telewest shareholders approve the Transfer Agreement?

A:	If Telewest shareholders approve the transactions contemplated by the Transfer Agreement and if the other conditions to the Financial Restructuring are satisfied, you will receive one share of the common stock in New Telewest for every shares of Telewest that you hold on the close of business on the last day of trading before the effective date of the Telewest scheme. If you are a holder of Telewest ADRs on the close of business on the last day of trading before the effective date of the Telewest scheme, you will receive one share of the common stock in New Telewest for every Telewest ADRs that you hold.

Depending on the number of Telewest shares or ADRs you hold, your entitlement under the Financial Restructuring may consist of or include a fraction of a New Telewest share. If you are entitled to a fraction of a New Telewest share, your fractional entitlement will be aggregated with other fractional entitlements to shares of New Telewest common stock and sold in the open market by an escrow agent if you own Telewest shares, or the depositary if you own ADRs. You will receive a cash payment equal to your pro rata interest in the net proceeds of these sales. In aggregate, holders of Telewest’s shares will receive 1.5% of the common stock of New Telewest outstanding after the Financial Restructuring or cash in lieu of fractional share entitlements. The shares or ADRs of Telewest that you currently hold will remain outstanding but will have no value.

Q:	What if I vote against the transactions contemplated by the Transfer Agreement?

A:

Telewest’s board of directors strongly urges you to vote in favor of the transactions contemplated by the Transfer Agreement for the reasons described below and in further detail in this shareholders’ circular and prospectus. Telewest expects to enter into voting agreements with Liberty Media Corporation and IDT Corporation, which beneficially own, respectively, over 17% and 23% of Telewest’s share capital. If certain conditions are met relating to the status of a now-dissolved subsidiary of Liberty Media that is the registered holder of additional shares, the beneficial holding of Liberty Media will increase to over 25% and the holdings of Liberty Media and IDT will in aggregate amount to over 48% by the record date for Telewest’s extraordinary general meeting. See “Principal Shareholders” for further details. Liberty Media and IDT are expected to agree to vote the shares they hold in favor of the transactions contemplated by the Transfer Agreement. Under the laws of England and Wales, the resolution approving the Transfer Agreement will be passed if more than 50% of the votes cast at the extraordinary general meeting are in favor of the resolution. As a result, if the voting agreements are not terminated before the extraordinary general meeting, it is likely that the resolution to approve the Transfer Agreement will be successfully passed. See “The Financial Restructuring—Interests of Certain Persons in
the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.”

Q:	What will happen if the shareholders do not approve the transactions contemplated by the Transfer Agreement?

A:	The completion of the Financial Restructuring is conditional on shareholder approval of the asset transfer contemplated by the Transfer Agreement. If Telewest’s shareholders do not approve the relevant resolution, the Financial Restructuring cannot be completed. If the Financial Restructuring is not completed, Telewest’s senior lenders could seek to enforce their security interest over substantially all of Telewest’s assets through the appointment of a receiver in respect of the shares in TCN held by Telewest and any loans due from TCN or its subsidiaries to Telewest, or an administrative receiver or receiver of TCN, which is a holding company for most of Telewest’s subsidiaries or their assets. Moreover, even if the Senior Lenders do not take such steps, if Telewest’s board of directors is unable to satisfy itself within a short period of time that an alternative financial restructuring would be successful, the board of directors will need to petition for some form of insolvency protection for Telewest in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation. It is unlikely that shareholders will receive any distribution in any administration or insolvent liquidation.

Q:	Does Telewest support the asset transfer contemplated by the Transfer Agreement?

A:	Telewest’s directors are expected to determine that the Financial Restructuring, and the passing of the shareholders’ resolution that you are being asked to approve, are in the best interests of Telewest and Telewest’s shareholders taken as a whole. The directors are expected to recommend that Telewest’s shareholders vote in favor of the resolution being proposed at the extraordinary general meeting.

Q:	Are there any risks associated with the Financial Restructuring?

A:	The Financial Restructuring does involve risks. For a discussion of various risk factors that should be considered in evaluating the Financial Restructuring, see “Risk Factors” beginning on page 13.

Q:	Will holders of Telewest shares or ADRs be taxed as a result of the Financial Restructuring?

A:	Certain UK and US tax considerations for Telewest shareholders in relation to the Financial Restructuring are explained under the headings “Material United States Federal Tax Consequences” and “Material United Kingdom Tax Consequences.” The comments are of a general, non-exhaustive nature and are included for information purposes only and are not intended to be legal or tax advice. You should therefore consult your own tax advisers as to the possible tax consequences of receiving shares of New Telewest common stock (including in the form of CDIs).

Q:	When do you expect to complete the Financial Restructuring?

A:	If the conditions described below under the heading “The Financial Restructuring” are met, Telewest expects that the Financial Restructuring will be completed by , 2004.

Q:	Will I be able to trade my Telewest shares or ADRs during the time between the date of this shareholders’ circular and prospectus and the effective date of the Financial Restructuring?

A:	Yes, you will be able to trade your Telewest shares or ADRs during the time between the date of this shareholders’ circular and prospectus and the last business day prior to the effective date of the Telewest scheme of arrangement described below under the heading “The Financial Restructuring.” The effective date for the Telewest scheme of arrangement is expected to be on or about , 2004.

Q:	How do I vote if my shares or ADRs are registered in my name?

A:

If you are a Telewest shareholder, a form of proxy for your use in connection with the extraordinary general meeting is enclosed with this shareholders’ circular and prospectus. Whether or not you propose to attend the extraordinary general meeting, you should complete and sign the attached form of proxy in accordance with the instructions in it. Completed forms of proxy should be returned to Telewest’s registrars, Lloyds TSB Registrars,

The Causeway, Worthing, West Sussex BN99 6ZL, as soon as possible and in any event to be received not later than          a.m. (UK time) on                  , 2004. The completion and return of the form of proxy will not preclude shareholders from attending the extraordinary general meeting and voting in person if you wish to do so.

If you are an ADR holder, you may exercise voting rights with respect to the shares underlying your ADSs by completing the voting instructions card prepared by The Bank of New York, which is being delivered together with this shareholders’ circular and prospectus. Completed voting instruction cards should be returned to The Bank of New York, as depositary, at the address indicated on the card as soon as possible and in any event to be received not later than          a.m. (New York time) on                  , 2004.

The holders of ADRs evidencing ADSs can contact The Bank of New York, as depositary, at +1-212-815-2208 for additional information regarding voting their ADSs.

Q:	How do I vote if my shares or ADRs are not registered in my name?

A:	The mechanism for voting shares and ADRs registered in another person’s name will be the same as that applied to previous meetings of Telewest shareholders. After carefully reading and considering this shareholders’ circular and prospectus, you should consult with the relevant broker, nominee or registered holder, or your independent financial adviser, as appropriate.

Q:	If my broker is the record holder of my shares or ADRs, will my broker vote my shares for me?

A:	No. If you hold shares, your broker will not vote your shares without instructions from you. However, if you are not the registered holder of your shares, the registered holder may be entitled to vote your shares if you do not provide that holder with instructions on how to vote. You should instruct your broker to vote your shares, following the directions provided by your broker.

If you hold ADRs through a broker in the United States, your broker will not be able to instruct the depositary as to how to vote the shares underlying the ADSs evidenced by your ADRs without instructions from you. You should instruct your broker to provide voting instructions to the depositary, following the instructions provided to you by your broker.

The Bank of New York, as depositary, will not itself exercise any voting discretion in respect of the shares underlying the ADSs.

Q:	Will I have the right to have my shares appraised if I dissent from the Financial Restructuring?

A:	No. Under the laws of England and Wales, Telewest shareholders do not have appraisal rights for their shares.

Q:	If I hold shares, can I change my vote after I have mailed my signed proxy card?

A:	Yes. Under the articles of association, you may revoke a proxy vote at any time up to one hour before the time of the extraordinary general meeting by delivering a valid, later-dated form of proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL. If you attend and vote in person at the extraordinary general meeting, your vote will cancel any proxy vote previously given.

Q:	If I hold ADRs can I change my vote after I have mailed my voting instructions card?

A:	If you are a registered holder of ADRs, you may contact The Bank of New York, as depositary, at +1-212-815-2208 for information on how to change your vote.

Q:	What do I need to know?

A:	You are urged to read this entire shareholders’ circular and prospectus carefully and to consider how the Financial Restructuring affects you.

Q:	Whom do I contact with further questions?

A:	If you have further questions, you should contact:

Telephone Information Line

(UK):

(outside the UK):

The information line will be available between the hours of 8:30 a.m. to 5:30 p.m. (UK time) Monday to Friday after this shareholders’ circular and prospectus is mailed to Telewest shareholders.

SUMMARY

This summary highlights selected information from this shareholders’ circular and prospectus and may not contain all of the information that is important to you. To understand the Financial Restructuring fully and for a more complete description of the Financial Restructuring, you should carefully read this entire shareholders’ circular and prospectus, including any appendices and the other documents that are referred to in this shareholders’ circular and prospectus.

As used in this shareholders’ circular and prospectus, and unless otherwise stated, the term “Telewest” refers to Telewest Communications plc and, as the context requires, to Telewest Communications plc and its subsidiaries. The term “New Telewest” refers to Telewest Global, Inc. and, as the context requires, to Telewest Global, Inc. and its subsidiaries. “Telewest Jersey” refers to Telewest Finance (Jersey) Limited, a wholly owned finance subsidiary of Telewest. “Telewest UK” refers to Telewest UK Limited, a wholly owned subsidiary of New Telewest formed under the laws of England and Wales. “TCN” refers to Telewest Communications Networks Limited, a wholly owned subsidiary of Telewest that will become a subsidiary of Telewest UK after the Financial Restructuring. The “Financial Restructuring” refers to the series of transactions and settlements intended to cure existing defaults and to significantly reduce Telewest’s existing indebtedness in return for the transfer of New Telewest common stock to certain of Telewest’s current creditors, as described further below under the heading “The Financial Restructuring” beginning on page 30 of this shareholders’ circular and prospectus. The “existing senior secured credit facility” refers to the existing senior secured credit facility entered into among Telewest, its subsidiaries and the lenders thereunder and the “amended senior secured credit facility” refers to the senior secured credit facility proposed to be entered into by TCN and New Telewest in connection with the Financial Restructuring. The term “Senior Lenders” refers to the lenders under Telewest’s existing senior secured credit facility and, once executed, the lenders under New Telewest’s proposed amended senior secured credit facility. The term “Bondholder Committee” refers to the ad hoc committee of the holders of certain of Telewest’s outstanding notes and debentures. The term “Transfer Agreement” refers to the agreement under which Telewest will transfer substantially all of its assets to a subsidiary of New Telewest in connection with the Financial Restructuring.

Parties to the Financial Restructuring

Telewest Communications plc

Telewest is a leader in the UK broadband communications and media sector. Telewest’s operations are divided into three divisions: a consumer division, which provides cable television, cable telephony and internet access services to residential customers; a business services division, which focuses on a wide range of voice, data and managed solutions services for businesses; and a content division, which supplies basic television channels and related services to the UK television broadcasting market.

Telewest uses its local distribution networks, its “national network” and its internet protocol services platform to handle the voice, video and data needs of its customers. Telewest had connected approximately 1.7 million residential cable subscribers and provided business telephony services to approximately 70,000 business customer accounts as of September 30, 2003.

Telewest Global, Inc.

New Telewest was incorporated in the US state of Delaware on November 12, 2003 as a wholly owned subsidiary of Telewest. As a result of the Financial Restructuring of Telewest, New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest. Currently, New Telewest has no assets or liabilities, other than the shares of Telewest UK, a subsidiary newly formed under the laws of England and Wales. Telewest UK currently has no assets. Neither New Telewest nor Telewest UK has any operating history or financial statements.

The principal executive offices of Telewest and New Telewest are located at 160 Great Portland Street, London W1W 5QA. United Kingdom. The telephone number for Telewest and New Telewest is (+44) 20 7299 5000.

The Financial Restructuring

Since Telewest’s flotation in 1994, it has incurred substantial operating and net losses and has incurred substantial borrowings principally to fund the capital costs of its network construction and operations and the acquisition of UK cable assets. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited Telewest’s access to financing and consequently impaired Telewest’s ability to service its debt and refinance its existing debt obligations. In response to these developments, in April 2002 Telewest began exploring a number of options to address its funding requirements, including discussions with, among others, the Bondholder Committee and its Senior Lenders.

After extensive negotiations with the Bondholder Committee, the Senior Lenders and other creditors of Telewest, the terms, conditions and structure of the Financial Restructuring were substantially agreed between the Bondholder Committee, W.R. Huff Asset Management Co. L.L.C., the Senior Lenders and certain major shareholders. Among other things, completion of the Financial Restructuring will result in:

•	the cancellation of all of the outstanding notes and debentures of Telewest and Telewest Jersey in return for the distribution of 98.5% of the common stock of New Telewest to the current holders of those notes and debentures and certain other claimants, and the distribution of the remaining 1.5% of the common stock of New Telewest (or, in some circumstances, the proceeds of the sale of that common stock) to Telewest’s eligible shareholders. This will reduce the total outstanding indebtedness of the business by approximately £3.9 billion to approximately £2.0 billion and significantly reduce interest expense;

•	the execution of the proposed amended senior secured credit facility, which amends and restates the existing senior secured credit facility, waives the existing defaults under that facility and provides a covenant package consistent with Telewest’s current long-range plan;

•	the reorganization of Telewest’s corporate structure so that the operations of Telewest become indirectly wholly owned by New Telewest, a holding company incorporated in the state of Delaware; and

•	the cessation of dealings in Telewest shares on the London Stock Exchange and Telewest ADRs on the Nasdaq National Market, and the quotation of New Telewest’s common stock on the Nasdaq National Market.

As soon as practicable upon completion of the Financial Restructuring, Telewest and Telewest Jersey are expected to be placed in solvent liquidation by their respective shareholders.

If the Financial Restructuring is not completed, Telewest’s Senior Lenders may seek to enforce their security interest over the majority of Telewest’s assets through the appointment of a receiver for the shares of TCN held by Telewest or an administrative receiver for TCN. If Telewest’s board of directors is not able to satisfy itself within a short period of time that an alternative financial restructuring would be successful, the directors are likely to have little alternative but to petition for some form of insolvency procedure for Telewest in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation.

A summary of some of the changes contemplated by the Financial Restructuring is provided below.

Prior to the Financial Restructuring	Following the Financial Restructuring

•        Total outstanding indebtedness of
approximately £5.9 billion (including bank debt of £2.0 billion)

•        English holding company with shares traded
on the London Stock Exchange and ADRs
traded on the Nasdaq National Market

•        Total outstanding indebtedness of approximately £2.0 billion

•        Delaware holding company with shares traded on the Nasdaq National Market

•        New Telewest shareholding

—     98.5% held by certain Telewest creditors

—     1.5% held by Telewest shareholders

•        New Telewest will have a board of directors composed of the Managing Director of Telewest and eight other directors initially designated by certain noteholders

Group structure immediately before Financial Restructuring	Group structure after Financial Restructuring, but before liquidation of Telewest and Telewest Jersey

Group structure

after liquidation of Telewest and Telewest Jersey

It is anticipated that Telewest shareholders will receive one share of New Telewest common stock for every          shares of Telewest that they own on the close of business on the last day of trading in Telewest shares prior to the effective date of the Telewest scheme. ADR holders will receive one share of New Telewest common stock for every          ADRs that they hold. For additional details on the distribution of Telewest common stock see “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests” below.

Rights of Shareholders

There are differences between your rights as a shareholder under the laws of England and Wales and your rights as a stockholder under Delaware law. There are also differences between Telewest’s memorandum and articles of association and New Telewest’s certificate of incorporation and by-laws. You are encouraged to read the sections entitled “Description of the New Telewest Capital Stock” and “Comparison of Rights of Shareholders” for a more detailed description of the New Telewest common stock and the differences between your rights as a Telewest shareholder under the laws of England and Wales and your rights as a New Telewest stockholder under Delaware law.

Information about the Extraordinary General Meeting and Voting

The extraordinary general meeting of Telewest’s shareholders will be held at          a.m. (UK time) on                  , 2004 at          for the purpose of considering a resolution to approve the transfer of substantially all of the assets of Telewest to Telewest UK, a wholly owned subsidiary of New Telewest formed under the laws of England and Wales, in consideration for the assumption of responsibility by Telewest UK for the satisfaction of substantially all of Telewest’s debts, obligations and liabilities that are not otherwise compromised as part of the Financial Restructuring, and the issuance of New Telewest common stock to an escrow agent in accordance with the terms of the Transfer Agreement. Only holders of record of Telewest shares at          a.m. (UK time) on                  , 2004 are entitled to attend and vote at the Telewest extraordinary general meeting.

Each Telewest share is entitled to one vote. The resolution approving the transactions contemplated by the Transfer Agreement will be passed if more than 50% of the votes cast are in favor of the resolution. Liberty Media and IDT Corporation, beneficially own, respectively, over 17% and 23% of Telewest’s share capital. If certain conditions are met relating to the status of a now-dissolved subsidiary of Liberty Media that is the registered holder of additional shares, the beneficial holdings of Liberty Media will increase to over 25% and the holdings of Liberty Media and IDT will in aggregate amount to over 48% by the record date for Telewest’s extraordinary general meeting. See “Principal Shareholders” for further details. Liberty Media and IDT are expected to enter into voting agreements to vote the shares they hold in favor of the resolution.

When the enclosed form of proxy is returned properly signed, the Telewest shares represented by that proxy will, on a poll, be voted in accordance with your directions. If you return a signed form of proxy without specifying choices, the proxy will vote at its discretion.

Returning the form of proxy will not preclude you from attending and voting in person at the extraordinary general meeting should you wish to do so. If you attend and vote in person at the extraordinary general meeting, your vote will cancel any proxy vote previously given. Under the articles of association, you may also revoke a proxy vote at any time up to one hour before the time of the extraordinary general meeting by delivering a valid later-dated form of proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

The holders of Telewest’s ADRs are urged to exercise the voting rights with respect to ADSs by completing the voting instructions card prepared by The Bank of New York, as depositary, which is being delivered together with this shareholders’ circular and prospectus and returning that form to The Bank of New York at the address indicated on the card so as to be received no later than          a.m. (New York time) on                  , 2004.

Board Recommendation Relating to the Financial Restructuring

Telewest’s directors are expected to determine that the Financial Restructuring is in Telewest’s interests.

Telewest’s directors are expected to determine that the resolution set out in the accompanying notice of extraordinary general meeting is in the best interests of Telewest and its shareholders taken as a whole and to recommend that Telewest shareholders vote in favor of the resolution.

Factors Considered by the Board of Directors

In making its determination, Telewest’s board of directors is considering a number of factors. These are described in detail below under the heading “The Financial Restructuring—Factors Considered by the Telewest Board.”

Interests of Certain Persons in the Financial Restructuring

Directors and Executive Officers

When considering the recommendation of Telewest’s directors, you should be aware that some of Telewest’s directors and executive officers have interests in the Financial Restructuring that are different from, or in addition to, your interests as shareholders.

Directors’ Shareholdings

Telewest’s current directors and executive officers beneficially own 585,636 Telewest shares in the form of Telewest ordinary shares and ADRs, representing approximately 0.02% of Telewest’s issued share capital. As a result of the Financial Restructuring, certain Telewest incentive share schemes will accelerate resulting in Telewest’s directors and executive officers receiving an additional 355,106 Telewest shares. In aggregate the Telewest shares held by Telewest’s directors and executive officers, including those received upon acceleration of Telewest incentive share schemes, will entitle them to receive              shares of New Telewest common stock in connection with the Financial Restructuring. Telewest directors beneficially owning 392,304 Telewest shares, or less than 1% of Telewest’s issued share capital, have indicated their intention to vote these shares in favor of the Financial Restructuring.

Charles Burdick, who is the Managing Director of Telewest, President and Chief Executive Officer of New Telewest and a member of the board of directors of both Telewest and New Telewest, currently beneficially owns 294,201 Telewest shares, representing less than 0.01% of Telewest’s issued share capital, and $100,000 in principal amount of Telewest’s Senior Debentures due 2006. Mr. Burdick will also receive 185,915 Telewest shares in connection with the Financial Restructuring as a consequence of the acceleration of certain Telewest incentive share schemes and 106,511 Telewest shares under awards which have already vested but have not yet been transferred to him. As a result of his ownership interests in Telewest shares and debentures, Mr. Burdick will be entitled to receive          shares of the common stock of New Telewest, representing less than 0.01% of the outstanding common stock of New Telewest, in connection with the Financial Restructuring.

Stephen Cook, who is the Group Strategy Director and General Counsel and a member of the board of directors of Telewest, and a Vice President, Group Strategy Director and General Counsel of New Telewest, and Neil Smith, who is the Group Finance Director of Telewest and a Vice President and Chief Financial Officer of New Telewest, will, as a result of their beneficial ownership of Telewest shares and the acceleration of certain Telewest incentive share schemes, be entitled to receive in aggregate          shares of the common stock of New Telewest, representing less than 0.01% of the outstanding common stock of New Telewest, in connection with the Financial Restructuring.

It is anticipated that some Telewest bondholders, including potentially some or all of the bondholders who designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest as a result of the Financial Restructuring.

Stock Options

Telewest’s current directors and executive officers hold options to acquire 7,975,107 Telewest shares, representing approximately 0.19% of Telewest’s fully diluted share capital, all of which will be capable of being exercised as a result of the Financial Restructuring. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest share. As a result, any director or executive officer choosing to exercise his or her options would be required to pay more to exercise their options than the shares received would be worth at current market prices. If Telewest’s current directors and executive officers were to exercise their options for Telewest shares, the resultant Telewest shares would entitle them to          shares of New Telewest common stock. Telewest’s directors and officers have no options to acquire shares in New Telewest. New Telewest intends to establish incentive compensation plans under which management may be entitled to the grant of options to acquire shares of New Telewest common stock in the future.

Continuing Management

Charles Burdick, who is currently a director of Telewest, is also a director of New Telewest. Charles Burdick, Stephen Cook and Neil Smith are currently executive officers of both Telewest and New Telewest. Charles Burdick, Telewest’s Group Managing Director, has agreed to continue in his current position through the completion of the Financial Restructuring and thereafter as Chief Executive Officer of New Telewest at the pleasure of the New Telewest board of directors. In consideration for his agreement to continue on during this period, the Bondholder Committee and W.R. Huff, through counsel for the Bondholder Committee, have expressed their support for the proposal that, upon his departure, Mr. Burdick would be entitled to receive a lump sum severance payment of £500,000 and would continue to receive medical benefits coverage, consistent with the coverage Mr. Burdick currently receives from Telewest, for twelve months following his last day of employment. The parties believe that this arrangement should be implemented, to the extent necessary, by amending Mr. Burdick’s existing employment agreement.

When the Financial Restructuring is completed, New Telewest’s board of directors will include only one director who is currently on Telewest’s board of directors, Charles Burdick. Almost all of New Telewest’s directors were designated by certain of the existing principal holders of Telewest’s notes and debentures. The new board of directors may seek to expand or change the senior management team by hiring additional personnel. Cob Stenham, Chairman of Telewest, has also agreed, as Chairman Emeritus of New Telewest, to serve as a consultant and senior adviser to New Telewest and its board of directors.

Employment Agreements

Each of Charles Burdick, Stephen Cook and Neil Smith has an employment agreement with Telewest Communications Group Limited, a wholly owned subsidiary of Telewest. These agreements are described in more detail under the heading “Management—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.” The employment agreement with Stephen Cook, Telewest’s Group Strategy Director and General Counsel, is capable of being terminated at his option, with immediate effect, at any time within 90 days of the completion of the Financial Restructuring. None of the other executive officers of Telewest has an employment agreement that includes change-in-control provisions that will be triggered as a result of the Financial Restructuring.

Indemnification and Directors’ and Officers’ Liability Insurance Coverage

Subject to restrictions imposed by law, Telewest officers and directors are indemnified by Telewest against certain liabilities incurred by them in the execution of their duties and the exercise of their powers, authority and discretion. Telewest currently purchases and maintains, and following the effective date of the Telewest Scheme, TCN will purchase and maintain, insurance that, subject to policy terms and limits of coverage, indemnifies present and former officers and directors of Telewest and its subsidiaries, including New Telewest, against liabilities incurred by them as directors and officers.

New Telewest’s charter requires New Telewest to indemnify its current and former directors and officers against certain liabilities to the fullest extent permitted by law. New Telewest’s by-laws also provide that New Telewest may purchase and maintain insurance on behalf of any of its directors, officers or agents. New Telewest and TCN will also likely enter into indemnification agreements with their respective directors and officers. Telewest has agreed, through to the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable New Telewest to meet certain of its indemnity obligations to its officers and directors.

Noteholders and Shareholders

The members of the Bondholder Committee, W.R. Huff, Liberty Media and IDT are expected to enter into a voting agreement with Telewest and Telewest Jersey. The voting agreements will supersede, in part, a term sheet, signed on September 12, 2003, among the same parties that sets out the general terms for the Financial Restructuring. These parties have interests in the Financial Restructuring that are different from, or in addition to, your interests as shareholders.

Liberty Media and IDT Voting Agreements

Liberty Media beneficially owns over 17% of Telewest’s share capital. Provided certain conditions are met, it is possible that Liberty Media will beneficially own over 25% of Telewest’s share capital by the record date for Telewest’s extraordinary general meeting. IDT beneficially owns over 23% of Telewest’s share capital. Liberty Media and IDT are expected to enter into voting agreements under which, among other things, they will agree to vote the shares they hold in favor of the resolution approving the transactions contemplated by the Transfer Agreement. IDT and Liberty Media’s obligations under the voting agreements will be subject to certain conditions and termination rights, which are described in more detail below under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.” Under English law, the Transfer Agreement will be approved if more than 50% of the votes cast at the extraordinary general meeting are in favor of the resolution approving the transactions contemplated by the Transfer Agreement. As a result, if the voting agreements are not terminated prior to the extraordinary general meeting, it is likely that the resolution approving the transactions contemplated by the Transfer Agreement will be approved.

Noteholder Voting Agreements

Telewest has been informed that the members of the Bondholder Committee, W.R. Huff and Liberty Media hold, or have the right to vote, in aggregate, over 60% of the aggregate principal amount of Telewest’s outstanding notes and debentures and hold, or have the right to vote, in aggregate,         % of the aggregate principal amount of Telewest Jersey’s outstanding notes. Pursuant to a voting agreement, each of them is expected to agree, among other things, to vote all of the claims in respect of the notes and debentures that they hold, or have the right to vote, in favor of the relevant scheme of arrangement. The obligations under the voting agreements will be subject to certain conditions and termination rights which are described in more detail under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements.”

Director Designations

In accordance with the September 12, 2003 term sheet, certain of the current directors of New Telewest were designated by members of the Bondholder Committee and W.R. Huff. See “Management” for further details. None of the parties to the term sheet or voting agreements will have any further rights in respect of the election of directors or the appointment of executive officers of New Telewest after the effective date of the Financial Restructuring.

Due Diligence Access

As part of the Financial Restructuring, certain members of the Bondholder Committee and W.R. Huff have been provided with access and assistance in connection with a due diligence review of Telewest, and Telewest has agreed to work with those parties to present a business plan, based on Telewest’s current long-range plan. See “Risk Factors—After completion of the Financial Restructuring, New Telewest will continue to be subject to significant risks—The new directors of New Telewest may change Telewest’s current long-range plan.”

Payment of Fees and Expenses

Telewest has agreed that it will pay the reasonable fees and expenses of each member of the Bondholder Committee and W.R. Huff incurred in connection with the Financial Restructuring, including certain litigation costs. Telewest has also agreed to pay fees and expenses incurred by Liberty Media up to £1.2 million. See “The Financial Restructuring—Costs of the Financial Restructuring.”

Registration Rights

In connection with the Financial Restructuring, New Telewest has agreed to enter into a registration rights agreement to grant customary registration rights to persons who may be subject to certain US legal restrictions on their resales of shares received in connection with the Financial Restructuring, including, as of the date of this shareholders’ circular and prospectus, certain members of the Bondholder Committee, W.R. Huff and Liberty Media. See “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Registration Rights Agreement.”

Financial Advice

Citigroup Global Markets Limited and Gleacher Shacklock Limited have given financial advice to the directors of Telewest in connection with the Financial Restructuring. See “The Financial Restructuring—Summary of Financial Advice.”

Regulatory Filings and Approvals

Telewest is not aware of any material governmental or regulatory approval required for completion of the Financial Restructuring, other than the effectiveness under the US Securities Act of 1933 of the registration statement of which this shareholders’ circular and prospectus is a part, the effectiveness of the Telewest and Telewest Jersey schemes of arrangement under the English Companies Act 1985, the effectiveness of the Telewest Jersey schemes under the Companies (Jersey) Law Act of 1991, as amended, and compliance with applicable laws of the state of Delaware, the United States, England and Wales, and Jersey.

Settlement Mechanics and Treatment of Fractional Share Interests

Upon completion of the Transfer Agreement, and provided that the Telewest scheme becomes effective, New Telewest will issue          shares of New Telewest common stock to an escrow agent. The shares of New Telewest common stock will be held by the escrow agent in accordance with the terms of an escrow agent agreement for distribution pursuant to the Telewest scheme.          shares of New Telewest common stock, representing 1.5% of the outstanding common stock of New Telewest, will be held on behalf of and distributed to those Telewest shareholders and ADR holders who are listed on the share register and the ADR register, as applicable, at the close of business on the last day of dealings in Telewest shares and ADSs, pro rata to their interests in Telewest shares or ADRs at that time. Thereafter, the Telewest share register will be closed for a period of time during which registered transfers of Telewest shares will not be possible.

Each Telewest shareholder will receive one share of New Telewest common stock for every          Telewest shares held. Each ADR holder will receive one share of New Telewest common stock for every          ADRs held. Fractional share entitlements to New Telewest common stock will not be distributed to Telewest shareholders in connection with the Financial Restructuring. Instead, New Telewest will arrange for the escrow agent to act on behalf of Telewest shareholders who would otherwise be entitled to fractional share entitlements to aggregate these fractional share entitlements and sell the resulting shares of New Telewest common stock on the open market. Sales will be executed in round lots to the extent practicable. After completing the sale of all of those shares, the escrow agent will remit the net proceeds to the registrar of Telewest, who will promptly make a cash payment in pounds sterling (without interest) equal to the pro rata interest in the net proceeds from the sale of such fractional share interests attributable to each Telewest shareholder otherwise entitled to fractional share entitlements.

Shares of New Telewest common stock will not be distributed to Telewest shareholders in jurisdictions, other than the United States and the United Kingdom, where such distributions would be prohibited or be unduly onerous. Instead, Telewest shareholders in those jurisdictions will be entitled to receive the net proceeds from the sale of the shares of New Telewest common stock to which they would otherwise be entitled.

The Bank of New York, as depositary, will distribute the shares of New Telewest common stock that it receives from the escrow agent to ADR holders, and will aggregate the fractional share entitlements that would otherwise be delivered to ADR holders and will sell them and distribute the net proceeds to ADR holders in US dollars.

Appraisal Rights

Telewest is organized under the laws of England and Wales. Under the laws of England and Wales, Telewest shareholders do not have appraisal rights for their shares.

Material Tax Consequences

For information relating to the material tax consequences of the Financial Restructuring to Telewest shareholders, see “Material United States Federal Tax Consequences” and “Material United Kingdom Tax Consequences.”

Summary Historical Financial Information of Telewest

The following table presents summary historical financial information from Telewest’s historical consolidated financial statements and selected operating data for the periods presented. This information should be read together with Telewest’s consolidated financial statements included elsewhere in this shareholders’ circular and prospectus and the information provided in “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Telewest’s and its consolidated subsidiaries’ financial statements included in this shareholders’ circular and prospectus have been prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of generally accepted accounting principles in the United Kingdom, or UK GAAP, in the future.

After completion of the Financial Restructuring, the financial statements of New Telewest will reflect the application of “fresh start” accounting as described in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of the reorganization value of New Telewest and the allocation to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability will be stated at present value of the amounts to be repaid. “Fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this shareholders’ circular and prospectus.

Financial information and operating data for New Telewest is not included, because it did not conduct business during any of the periods discussed below and has no substantial assets or liabilities.

	Year ended December 31,						Nine months ended September 30,
	1998(1)	1999(2)	2000(3)	2001	2002	2002(4)	2002	2003	2003(4)
	(in millions)
Statement of Operations Data:
Total revenue	£539	£786	£1,069	£1,254	£1,283	$2,132	£976	£967	$1,607
Operating costs and expenses	(653)	(964)	(1,428)	(2,375)	(3,723)	(6,188)	(1,067)	(957)	(1,591)

Operating (loss)/profit	(114)	(178)	(359)	(1,121)	(2,440)	(4,056)	(91)	10	16
Other (expense)/income, net	(13)	(50)	(17)	(203)	151	252	165	105	175
Interest expense	(206)	(313)	(385)	(487)	(515)	(856)	(397)	(359)	(597)
Tax benefit	–	–	6	70	28	47	5	4	7

Net loss(5)	£(333)	£(541)	£(755)	£(1,741)	£(2,776)	$(4,613)	£(318)	£(240)	$(399)

Balance Sheet Data (as of end of period):
Cash and cash equivalents	£41	£65	£60	£14	£390	$648	£351	£394	$655
Working capital(6)	(185)	(194)	(170)	(305)	(498)	(828)	(345)	(625)	(1,039)
Total assets	3,978	4,568	7,324	6,332	4,106	6,824	6,584	3,938	6,545
Total debt (including short term)(7)	2,326	3,130	4,254	4,897	5,450	9,058	5,514	5,433	9,030
Capital leases (including short term)	300	138	245	238	204	339	210	178	296
Shareholders’ equity/(deficit)	1,041	953	2,145	451	(2,373)	(3,944)	87	(2,605)	(4,330)

Other Data:
Depreciation	£224	£305	£423	£469	£495	$823	£372	£294	$489
Fixed asset impairment charge	–	–	–	–	841	1,398	–	–	–
Amortization	36	62	147	183	–	–	–	–	–
Goodwill impairment charge	–	–	–	766	1,445	2,402	–	–	–
Capital expenditure(8)	251	463	525	546	447	743	357	172	286

	Year ended December 31,					Nine months ended September 30,
	1998(1)	1999(2)	2000(3)	2001	2002	2002	2003

Operating Data (as of end of period):
Total residential subscribers	1,433,359	1,585,566	1,691,341	1,765,619	1,758,625	1,758,234	1,721,550
Household penetration	34.3%	35.7%	35.3%	37.5%	37.4%	37.4%	36.8%
Percentage triple-service subscribers	n/a	n/a	0.3%	3.3%	10.4%	8.8%	14.9%
Total residential telephony subscribers	1,260,922	1,416,697	1,538,140	1,615,809	1,614,324	1,615,190	1,591,641
Total cable television subscribers	999,162	1,155,560	1,249,610	1,341,784	1,293,811	1,304,835	1,258,549
Total internet subscribers	24,185	60,306	287,263	388,451	540,445	500,343	610,334
Business telephony lines	224,555	306,244	365,535	444,998	466,820	458,388	464,751
Flextech share of basic viewing(9)	n/a	n/a	23.1%	20.4%	20.4%	19.8%	19.0%

(1)	Includes results of operations of General Cable and Birmingham Cable from September 1, 1998 (the date Telewest acquired General Cable and General Cable’s interest in Birmingham Cable).
(2)	Includes results of operations of Cable London from November 23, 1999 (the date Telewest acquired the 50% of Cable London it did not already own).
(3)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest acquired Flextech) and the results of Eurobell from November 1, 2000 (the date Telewest acquired Eurobell).
(4)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2002 and as of and for the nine-month period ended September 30, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(5)	In April 2002, the US Financial Accounting Standards Board issued Statement of Financial Accounting Standard (or SFAS) 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest has adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 1998, 2000 or 2002.
(6)	Includes trade and other receivables, prepaids and inventory less accounts payable and other liabilities inclusive of capital accruals.
(7)	Excludes capital lease obligations.
(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £6 million, £5 million, £2 million, £2 million and £1 million, respectively, for the years presented and £0 and £1 million, respectively, for the nine-month periods presented.
(9)	Basic viewing over 24 hours in pay-television homes.

Summary Pro Forma Financial Information

The following table presents summary unaudited pro forma condensed consolidated financial information, which has been derived from Telewest’s unaudited pro forma condensed consolidated financial statements included elsewhere in this shareholders’ circular and prospectus, and has been prepared to reflect adjustments to Telewest’s historical financial information to give effect to the Financial Restructuring.

The table reflects the adoption of “fresh start” accounting as set out in SOP 90-7 as if it had occurred at January 1, 2002 and January 1, 2003 for purposes of the Statement of Operations Data and as of September 30, 2003 for purposes of the Balance Sheet Data. Under “fresh start” accounting, Telewest will determine the reorganization value of its assets and the present value of its liabilities. Telewest is still in the process of determining its reorganization value. Telewest’s estimates of reorganization value used in the Unaudited Pro Forma Condensed Consolidated Financial Statements were prepared on a preliminary basis and are subject to change as Telewest completes the valuation.

The reorganization and “fresh start” adjustments are based upon available information and assumptions that Telewest believes were reasonable at the time made. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not purport to present Telewest’s results of operations and financial position had its emergence from the Financial Restructuring occurred on the dates specified, nor are they necessarily indicative of the result of operations or financial position that Telewest may report in the future. The pro forma adjustments included herein are based on Telewest’s estimates. The actual adjustments to be made upon the completion of the Financial Restructuring may be different.

This information should be read together with Telewest’s consolidated financial statements included elsewhere in this shareholders’ circular and prospectus and the information provided in “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year ended December 31, 2002	Year ended December 31, 2002(1)	Nine months ended September 30, 2003	Nine months ended September 30, 2003(1)
	(in millions)
	(unaudited)
Statement of Operations Data:
Total revenue	£1,283	$2,132	£967	$1,607
Operating costs and expenses	(3,764)	(6,255)	(982)	(1,633)

Operating loss	(2,481)	(4,123)	(15)	(26)
Other (expense)/income, net	(67)	(111)	14	24
Interest expense	(261)	(434)	(172)	(286)
Tax benefit	28	46	4	7

Net loss	£(2,781)	$(4,622)	£(169)	$(281)

Balance Sheet Data (at period end):
Cash and cash equivalents			£179	$297
Working capital			(331)	(550)
Total assets			4,411	7,331
Total debt (including short term)			1,848	3,071
Capital leases (including short term)			178	296
Shareholders’ equity			1,747	2,904
Other Data:
Depreciation			294	489
Fixed asset impairment charge			–	–
Amortization			–	–
Goodwill impairment charge			–	–
Capital expenditure			172	286

(1)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information for the year ended December 31, 2002, and as of and for the nine-month period ended September 30, 2003, has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

RISK FACTORS

Investments in Telewest’s and New Telewest’s securities involve risks. Investors should carefully consider the following discussion of risks and the other information in this shareholders’ circular and prospectus. The risks and uncertainties described below are not the only ones facing Telewest and New Telewest. Additional risks and uncertainties not presently known to Telewest or New Telewest or that they currently believe to be immaterial may also adversely affect Telewest’s or New Telewest’s business and operations.

If any of the matters included in the following risks factors were to occur, Telewest’s or New Telewest’s business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In that case, the trading price of Telewest’s or New Telewest’s securities could decline.

After completion of the Financial Restructuring, New Telewest will continue to be subject to significant risks.

Telewest has historically been unable to fund its operations through operating cash flow, and New Telewest may not be able to fund its operations through operating cash flow in the future.

Telewest has historically not been able to fund its operating expenses, capital expenditures and debt payment obligations through operating cash flow and has therefore incurred substantial indebtedness. After the Financial Restructuring, New Telewest will continue to be required to devote a significant portion of its cash flow from operations to senior debt obligations under the proposed amended senior secured credit facility and to capital expenditures, thereby reducing funds available for other purposes. Although interest payments will be significantly reduced after the successful cancellation of Telewest’s outstanding notes and debentures, it is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest, the meeting of capital expenditure needs and/or other purposes. If New Telewest’s operating cash flow is not sufficient to meet its operating expenses, capital expenditures and debt payment obligations, it may be forced to do one or more of the following:

•	increase, to the extent permitted, the amount of borrowings under the proposed amended senior secured credit facility;

•	restructure or refinance its indebtedness;

•	delay or reduce capital expenditures;

•	sell or dispose of some of its assets;

•	revise or delay the implementation of its strategic plans; or

•	forego business opportunities, including acquisitions and joint ventures.

Each of the foregoing is likely to have an adverse impact on New Telewest’s business, results of operations and future prospects.

New Telewest could also be forced to seek additional equity capital, which could dilute the interests of the holders of its common stock.

New Telewest’s substantial indebtedness could adversely affect its business.

After giving effect to the Financial Restructuring, New Telewest and its subsidiaries will still have substantial indebtedness and, subject to the restrictions imposed by the proposed amended senior secured credit facility, may incur additional indebtedness in the future. On a pro forma consolidated basis, New Telewest and its subsidiaries would have had approximately £2.03 billion of indebtedness, including approximately £1.84 billion under the proposed amended senior secured credit facility, outstanding as of September 30, 2003. New Telewest’s consolidated level of indebtedness could have a material adverse effect on its results of operations by:

•	limiting its cash flow available for general corporate purposes, including any acquisitions;

•	limiting its ability to obtain financing for working capital, capital expenditure or business opportunities and to implement its business strategies;

•	limiting its flexibility in reacting to competitive, technological and other changes in industry and economic conditions generally;

•	exposing it to a risk that a decrease in net cash flows due to economic developments or adverse developments in its business could make it difficult or impossible to meet senior debt requirements; and

•	exposing it to risks inherent in interest rate fluctuations.

New Telewest may not be able to meet its future financing needs or adapt its strategic plan to changes because of restrictive covenants in the proposed amended senior secured credit facility and any existing or future instruments governing its other indebtedness.

The proposed amended senior secured credit facility to be entered into by New Telewest’s subsidiary, Telewest Communications Networks Limited, or TCN, will contain, and agreements governing New Telewest’s and its subsidiaries’ future indebtedness may contain, a number of significant restrictions and covenants that limit New Telewest’s and its subsidiaries’ (including TCN’s) ability to:

•	incur liens and debt or provide guarantees for the obligations of any other person;

•	issue redeemable preferred stock and subsidiary preferred stock;

•	pay dividends;

•	make redemptions and repurchases of capital stock;

•	make loans, investments and capital expenditures;

•	acquire businesses or assets;

•	prepay, redeem or repurchase certain debt;

•	engage in mergers, consolidations and asset dispositions;

•	apply the proceeds of asset dispositions as financing activities other than to the reduction of indebtedness;

•	amend debt and other material agreements, and issue and sell the capital stock of subsidiaries; and

•	receive distributions from subsidiaries.

TCN will also be required to comply with specified financial ratios and performance covenants. There will also be significant restrictions on New Telewest’s and Telewest UK’s ability to engage in activities other than acting as holding companies. These restrictions could affect New Telewest’s ability to operate its business and may limit its ability to take advantage of potential business opportunities as they arise.

The financial and performance covenants will be based upon a now completed joint review of Telewest’s current long-range plan. New Telewest’s ability to comply with these covenants will depend on a number of factors, including its operating performance, the level of interest rates, and its subsidiaries’ ability to use Telewest’s net operating losses for tax purposes and cash flow, as well as other factors that it may have failed to anticipate or that are beyond its control.

If New Telewest, TCN and the other New Telewest subsidiaries that are a party thereto do not comply with these or other covenants and restrictions contained in the proposed amended senior secured credit facility, and other agreements governing its existing or future indebtedness, they would be in default under those agreements. As a result of a default, the lenders could cause all of the outstanding indebtedness under the proposed amended senior secured credit facility to become due and payable, require New Telewest to apply all of its cash to repay the indebtedness or prevent New Telewest from making debt service payments on any other indebtedness it owes. If its indebtedness is accelerated, New Telewest may not be able to repay its debt or borrow sufficient funds to refinance that debt. In addition, any default under the proposed amended senior secured credit facility or agreements governing its other existing or future indebtedness could lead to an acceleration of indebtedness under any other debt instruments that contain cross-acceleration or cross-default provisions, such as the proposed amended senior secured credit facility. If the indebtedness under the proposed amended senior secured credit facility is accelerated, New Telewest may not have sufficient assets to repay amounts due, or other indebtedness then outstanding.

New Telewest may not be able to refinance the proposed amended senior secured credit facility at its final maturity.

As currently proposed, the amended senior secured credit facility will consist of total committed credit facilities of approximately £2.03 billion. Of the committed amount, it is expected that approximately £1.9 billion will mature on December 31, 2005, with the balance of £145 million maturing on June 30, 2006. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay these facilities at their maturity and will therefore need to refinance a substantial portion of the proposed amended senior secured credit facility before December 31, 2005. If New Telewest is unable to refinance the proposed amended senior secured credit facility, or if it is unable to do so on satisfactory terms, and is unable to make scheduled repayments, the lenders would be entitled to accelerate all outstanding indebtedness under the proposed amended senior secured credit facility and could also seek to enforce their security interest over substantially all of New Telewest’s assets.

Telewest is currently in default on various operating contracts and may take steps in connection with the Financial Restructuring that will result in additional defaults or breaches.

Telewest’s failure to pay interest on its outstanding notes and debentures has resulted in defaults or breaches under some of its operating contracts. Steps taken in connection with the Financial Restructuring also have resulted, and may result in the future, in additional defaults or breaches. Material contracts currently in default or breach and likely to be the subject of future defaults or breaches include:

•	Telewest’s interconnection agreements with British Telecommunications plc, which allow it to interconnect its network with British Telecommunications’ network;

•	certain of Telewest’s master leasing agreements and finance leases, which provide it with financing to purchase equipment necessary to its business;

•	certain of Telewest’s real estate leases relating to its corporate headquarters, call centers and technical facilities;
•	an agreement with British Sky Broadcasting Group, or BSkyB, for the provision of the BSkyB channels and some third-party channels to Telewest in unencrypted digital form via a secure landline connection;

•	a network service agreement with AOL under which Telewest provides ports for network capacity to AOL in all Telewest regions; and

•	an agreement with BSkyB for the carriage of Sky One, Sky News and Sky Sports News television channels.

These defaults or breaches may give the counterparty the right to terminate the relevant operating contract. If material operating contracts are terminated, or renegotiated on less favorable terms after the Financial Restructuring, New Telewest may be unable to conduct its business as currently contemplated and its results of operations may be materially adversely affected.

Adverse publicity relating to the Financial Restructuring may materially adversely affect New Telewest’s business.

Adverse publicity relating to the Financial Restructuring and the financial condition of New Telewest, other cable and pay-television operators, and alternative telecommunications carriers may materially adversely affect New Telewest’s business by making it difficult to convince customers to continue with, or to subscribe to, New Telewest’s services and making suppliers demand quicker payment terms or not extend normal trade credit, all of which could further materially adversely affect New Telewest’s working capital position. In addition, suppliers may choose not to continue to supply New Telewest with products and services and New Telewest may find it difficult to obtain new or alternative suppliers. Ongoing negative publicity may adversely affect New Telewest’s results of operations and have a long-term negative effect on the Telewest brand name.

New Telewest and Telewest UK will be holding companies and will depend upon cash from their subsidiaries to meet their obligations.

After the Financial Restructuring, New Telewest will be a holding company with no independent operations or significant assets other than its investments in and advances to subsidiaries. In order to meet its obligations, New Telewest will rely on receiving sufficient cash from its subsidiaries. New Telewest and its subsidiaries will be restricted by the covenants in the proposed amended senior secured credit facility from paying dividends, repaying loans and making other distributions to New Telewest and Telewest UK. In particular, the proposed amended senior secured credit facility would generally restrict the funds available to New Telewest from TCN to £5 million a year and would limit the use of such funds. Future debt instruments may contain similar restrictions that may prevent New Telewest from meeting its obligations.

Moreover, Telewest UK expects to indemnify Telewest and Telewest Jersey for any of their obligations not compromised pursuant to the Telewest and Telewest Jersey schemes, except certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restructuring. It is expected that Telewest UK will be able to meet these obligations; however, this cannot be assured.

The new directors of New Telewest may change Telewest’s current long-range plan.

When the Financial Restructuring is complete, New Telewest’s board of directors will include only one director who is currently on Telewest’s board of directors. All of the remaining New Telewest directors have been designated by certain of the existing principal holders of Telewest’s notes and debentures. In addition, it is contemplated that New Telewest will work together with certain of those noteholders to develop an operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result, it is likely that New Telewest will make changes (which could be material) to the business, operations and current long-range plan of Telewest described in this shareholders’ circular and prospectus. It is impossible to predict what these changes will be and the impact they will have on New Telewest’s future results of operations and its share price.

New Telewest may be subject to taxation in multiple jurisdictions.

If New Telewest has, or is deemed to have, its place of central management and control in the United Kingdom, it will be subject to taxation in both the United States and the United Kingdom. If that is the case, New Telewest’s effective tax rate and tax liability will be affected by a number of factors, including differences in tax rates in the United States and the United Kingdom, tax treaties between the United States and the United Kingdom, and future changes in the law. As a result, New Telewest may pay income taxes in one jurisdiction for a particular period even though on an overall basis it incurred a net loss for that period. New Telewest will implement procedures intended to ensure that its place of central management and control is outside the United Kingdom and that it is not otherwise subject to income taxation in the United Kingdom. New Telewest cannot assure you that such steps will be effective. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Impact of the Financial Restructuring—Future Income Subject to United States Federal Income Tax.”

It may be difficult to compare New Telewest’s future financial statements as a result of “fresh start” accounting.

In connection with the Financial Restructuring, New Telewest will adopt “fresh start” accounting in accordance with SOP 90-7 as of the effective date of the Telewest scheme. Under SOP 90-7, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. As a result, New Telewest’s balance sheet and results of operations after the Financial Restructuring will not be comparable in many material respects to the balance sheet or results of operations reflected in the Telewest historical financial statements for periods prior to the effective date of the Telewest scheme, included elsewhere in this shareholders’ circular and prospectus. In addition, the final results of operations of Telewest will probably include a gain on the extinguishment of Telewest’s outstanding notes and debentures. This may make it more difficult to assess New Telewest’s future prospects based on historical performance.

Following the Financial Restructuring, a significant percentage of the outstanding shares of New Telewest common stock may be held by a small number of stockholders, who may have conflicts of interest.

Following the Financial Restructuring, it is anticipated that some Telewest bondholders, including potentially some or all of the bondholders who have designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest. As a result of these relationships, when conflicts arise between the interests of significant stockholders and the interests of New Telewest’s other stockholders, directors designated by the affected significant stockholders may not be disinterested. These stockholders may also from time to time make significant investments in other telecommunications companies. This may result in conflicts of interest. Actions these stockholders take relating to these investments may conflict with the interests of New Telewest’s other stockholders. Under Delaware law, although New Telewest’s directors and officers have a duty of loyalty to New Telewest, transactions that New Telewest enters into in which a director has a conflict of interest are generally permissible as long as the material facts as to the director’s or officer’s relationship to or interest in the transaction are disclosed to New Telewest’s board of directors and a majority of its disinterested directors approves the transaction, or the transaction is otherwise fair to New Telewest.

If the UK merger regime applied to the Financial Restructuring, it would require substantial management and financial resources and could require divestment by major stockholders.

The UK merger regime could potentially be triggered by the Financial Restructuring in the event that any one New Telewest stockholder acquires sufficient shares of New Telewest common stock and rights of control to materially influence the commercial policy of New Telewest. If the UK merger regime were to be triggered by the Financial Restructuring, it could result in an investigation. Any UK merger investigation would require substantial management and financial resources that would otherwise be devoted to New Telewest’s business. If the transaction were found to result in a substantial lessening of competition, sanctions could result in one or more major stockholders being required to divest all or a portion of their interests in New Telewest which could adversely affect the market for New Telewest common stock.

There is a risk that even if you vote in favor of the resolution necessary to complete the Financial Restructuring, the Financial Restructuring will not be completed.

The Financial Restructuring is unlikely to be implemented if Liberty Media and IDT Corporation do not vote in favor of the resolution necessary to complete the Financial Restructuring.

IDT and Liberty Media beneficially own over 17% and 23%, respectively, of Telewest’s outstanding share capital. Provided certain conditions are met, it is possible that the holdings of Liberty Media and IDT will, in aggregate, amount to over 48% of Telewest’s share capital by the record date for Telewest’s extraordinary general meeting. IDT and Liberty Media are expected to enter into voting agreements with Telewest by which they will agree, among other things, to vote in favor of the shareholder resolution required for completion of the Financial Restructuring. The voting agreements currently contemplate that they may be terminated if certain events occur that would cause the Financial Restructuring to fail to be completed, including the following:

•	the draft explanatory statement in respect of the Telewest and Telewest Jersey schemes shall not have been made publicly available to scheme creditors on or before January 15, 2004;

•	the Telewest or Telewest Jersey schemes fail to become effective by the later of March 31, 2004 or 60 days after the date of any vote by scheme creditors, subject to such vote occuring on or before March 15, 2004;

•	Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring;

•	the failure of Telewest to pay as required certain fees and expenses of certain parties to the voting agreements;

•	any member of the Bondholder Committee, W.R. Huff, Liberty Media and/or IDT either terminates its obligations under its voting agreement or materially changes its voting agreement; and

•	a material adverse change to Telewest’s business plan or a material adverse change to the assets, liabilities, business or prospects of Telewest or its subsidiaries, or to the terms of any of the schemes or to the proposed amended senior secured credit facility.

If IDT and Liberty Media do not vote in favor of the shareholder resolution, the Financial Restructuring is unlikely to be implemented as currently contemplated.

Approval of the Financial Restructuring is not assured and, even if Telewest’s shareholders approve the transactions necessary to implement the Financial Restructuring, there is a risk that the Financial Restructuring may not be completed and that the directors of Telewest may decide to put Telewest into an insolvency procedure.

The Financial Restructuring is subject to a number of conditions and uncertainties, in addition to the shareholder approval being solicited by this shareholders’ circular and prospectus, over which Telewest has limited control. These include, among other things:

•	the need for a majority in number and at least 75% in value of the creditors participating in the Telewest scheme present and voting to approve the Telewest scheme;

•	the need for a majority in number and at least 75% in value of the creditors participating in the Telewest Jersey schemes present and voting to approve the Telewest Jersey schemes;

•	the need for the High Court of Justice of England and Wales and the Royal Jersey Court to approve the relevant schemes of arrangement after considering the fairness of those schemes to the relevant creditors;

•	the requirement that the conditions to the schemes of arrangement be satisfied by the later of March 31, 2004 or 60 days after the date of any vote by scheme creditors, subject to such vote occurring on or before March 15, 2004, in order for the Financial Restructuring to be completed;

•	the need for the US Bankruptcy Court to grant Telewest and Telewest Jersey discretionary orders enjoining claims in the United States, unless waived by the holders of a majority by value of Telewest’s or Telewest Jersey’s outstanding notes and debentures, as appropriate;

•	the need for any proceedings commenced in the United States under Chapter 11 of the US Bankruptcy Code against Telewest to have been completed, unless waived by the holders of a majority by value of Telewest’s outstanding notes and debentures;

•	the need for all of the conditions precedent to the proposed amended senior secured credit facility listed in the next risk factor to be satisfied or to be satisfied automatically upon the Telewest scheme becoming effective; and

•	the termination by Liberty Media of its relationship agreement with Telewest.

If any one of the foregoing conditions is not met, the Financial Restructuring may not be completed, in which case:

•	the Senior Lenders may accelerate all amounts outstanding under the existing senior secured credit facility;

•	the Senior Lenders and other creditors may commence proceedings that would result in the appointment of a receiver or administrative receiver and/or Telewest’s liquidation or administration;

•	certain creditors may proceed with the winding-up petition filed against Telewest in October 2002 (see “The Business of Telewest—Legal Proceedings—Foreign Exchange Contracts Dispute”); and

•	Telewest’s directors may have no option but to take steps to put Telewest into administration or insolvent liquidation.

If the Financial Restructuring does not occur and Telewest is forced to enter into an insolvency procedure, holders of Telewest’s shares or ADRs may receive no value for their shares or ADRs. Insolvency procedures could result in a sale of all or a part of Telewest. Proceeds from that sale are unlikely to be sufficient to repay outstanding indebtedness and other creditors, resulting in no payment to holders of Telewest shares or ADRs.

If the conditions precedent to the effectiveness of New Telewest’s proposed amended senior secured credit facility are not met, the Financial Restructuring will not be completed and the directors of Telewest may put Telewest into an insolvency procedure.

The effectiveness of the Telewest scheme, the settlement of certain swap agreements and the waiver of breaches relating to certain master leasing agreements will be contingent on the conditions to New Telewest’s proposed amended senior secured credit facility being met. As a result, the Financial Restructuring will not be completed until, among other things, each of the following conditions has been met:

•	all of the loans made by Telewest to TCN are cancelled or converted into equity;

•	certain assets and leases are transferred from Telewest to TCN;

•	certain security interests are granted by TCN in favor of the Senior Lenders;

•	evidence is provided by Telewest to the Senior Lenders that, except for an amount to cover the payment by Telewest of all agreed advisers’ fees relating to the Financial Restructuring and other estimated restructuring costs, Telewest has transferred to TCN all cash held by it;

•	evidence is provided by Telewest of the cancellation of outstanding Telewest swap contracts and their replacement with swap contracts entered into by TCN;

•	the advance of £160 million, which was made to TCN by the Senior Lenders on September 27, 2002, has been repaid;

•	evidence is provided by Telewest to the Senior Lenders that certain proceeds of the sale of shares in SMG plc have been transferred to TCN;

•	evidence is provided that Telewest has been delisted from the London Stock Exchange and that the shares of New Telewest common stock have been accepted for quotation on the Nasdaq National Market, subject to notice of issuance;

•	the amendment of the articles of association of TCN to require a supermajority vote, including the vote of an independent director of TCN, for certain board decisions;

•	Telewest or Telewest Jersey obtain a permanent injunction under section 304 of the US Bankruptcy Code prior to the effective date of the schemes; and

•	additional security is provided by Telewest and Telewest UK, including deeds of subordination.

In addition, successful entry into the proposed amended senior secured credit agreement will require that the conditions set forth in the commitment letter be met and that the Senior Lenders have not exercised their termination rights pursuant to that letter including the right of the Senior Lenders to terminate their obligations if an event occurs or circumstances arise which, in the opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, has a material adverse change to the business plan of Telewest or a material adverse change to the assets, liabilities, business or prospects of Telewest or affect the ability of TCN and its subsidiaries to perform all or any of their respective material obligations under the proposed amended senior secured credit facility and related documents. See “The Financial Restructuring—Structure of the Financial Restructuring—The Amended Senior Secured Credit Facility Commitment Letter.”

A failure to complete the Financial Restructuring may result in the directors of Telewest determining to put Telewest into an insolvency procedure.

Telewest’s directors may have to petition for administration or an insolvent liquidation of Telewest.

Telewest’s directors have been able to permit Telewest to continue to do business in large measure as a direct result of the continued support of its creditors (in general, not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. As a result of Telewest not making current interest payments on its notes and debentures or principal payments on notes due November 1, 2003, it has been able to finance its remaining working capital needs through available cash and cash generated by its operations. However, Telewest’s directors do not believe that its creditors will continue to forebear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors will have no option but to take steps to put Telewest into some sort of insolvency procedure in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation. As a result of taking these steps, a large number of Telewest’s commercial contracts would become subject to termination.

Even if Telewest were able to avoid liquidation immediately after a failure to complete the Financial Restructuring, and if it received waivers of all the events of default that had occurred prior to that date, Telewest may still be unable to ultimately avoid liquidation.

The Senior Lenders under the existing senior secured credit facility may accelerate the existing facility and/or appoint an administrative receiver.

Telewest’s failure to pay interest due on its outstanding notes and debentures, and the principal on certain notes due November 1, 2003, has led to an event of default under its existing senior secured credit facility, Telewest has been informed by its Senior Lenders that they believe there are several other outstanding defaults that have arisen as a result of steps taken by Telewest to effect the Financial Restructuring. These, and other possible existing events of default, entitle the Senior Lenders to accelerate repayment of amounts under the existing senior secured credit facility. If the Financial Restructuring is completed, the defaults under Telewest’s existing senior secured credit facility will, in effect, be waived by virtue of the proposed amended senior secured credit facility becoming unconditional. If the Financial Restructuring is not completed, these defaults are highly unlikely to be waived and the Senior Lenders could accelerate such indebtedness. Telewest does not have sufficient cash resources to repay its outstanding indebtedness if it is declared immediately due and payable. The Senior Lenders could also seek to take control of the assets over which they hold security, which represent most of Telewest’s assets, by appointing a receiver for TCN’s shares or an administrative receiver for TCN.

Risks Related to the New Telewest common stock to be issued and distributed in the Financial Restructuring

If the Financial Restructuring is completed, your interest in the business of Telewest will be very significantly diluted or you may not retain any interest at all.

If the shareholder resolution is approved and the other conditions to the Financial Restructuring are met, Telewest shareholders will receive one New Telewest share for every          shares of Telewest that they own and holders of Telewest ADRs will receive one New Telewest share for every          Telewest ADRs that they own. Telewest shareholders holding fewer than          shares and holders of Telewest ADRs holding fewer than          Telewest ADRs on the last day of trading in Telewest shares will receive cash in lieu of fractional share entitlements. As a result, shareholders and ADR holders of Telewest will have their interests significantly diluted or may not retain any interest at all. In either case, Telewest shareholders and ADR holders may have no effective voice in the management of New Telewest.

The market value of the shares of New Telewest that you will receive in connection with the Financial Restructuring may be less than the current value of your shares of Telewest.

The value of the shares of New Telewest common stock will depend on the public trading price of the shares of New Telewest common stock after the Financial Restructuring. New Telewest will not trade publicly until the Financial Restructuring is completed. As a result, you will not know the market value of any shares of New Telewest common stock that you may receive in the Financial Restructuring until the Financial Restructuring is completed.

The large number of shares eligible for public sale after the Financial Restructuring could cause New Telewest’s stock price to decline and make it difficult for New Telewest to sell equity securities.

When the Financial Restructuring is complete, the Telewest and Telewest Jersey scheme creditors will own 98.5% of New Telewest’s outstanding common stock. Most of these creditors are not in the business of holding equity on a long-term basis. Some of these stockholders will also have rights, subject to various conditions, to require New Telewest to file one or more registration statements, including the right to have New Telewest file a “shelf” registration statement covering their shares, or to include their shares in registration statements that New Telewest may file for itself or on behalf of other stockholders. Sales by these stockholders of a substantial number of shares after the Financial Restructuring could significantly reduce the market price of New Telewest’s common stock. Moreover, the perception that these stockholders might sell significant amounts of common stock could depress the trading price of the common stock for a considerable period. Sales of these shares, and the possibility of these sales, could make it more difficult for New Telewest to sell equity, or equity-related securities, in the future at a time, and price, that New Telewest considers appropriate.

The market price of the New Telewest common stock is likely to be volatile.

The market price for Telewest’s shares has historically been volatile and the market price for the New Telewest common stock is also likely to be volatile, perhaps even more so than the stock market in general, and the market for cable, telecommunications and internet companies in particular. Investors may not be able to sell their shares of New Telewest common stock following periods of volatility because of the market’s adverse reaction to that volatility. Factors that could cause volatility in the market price for New Telewest common stock may include, among other things:

•	actual or anticipated variations in operating results;

•	announcements of competitor innovations;

•	new products or services, whether New Telewest’s or those of its competitors;

•	changes in financial estimates by securities analysts;

•	conditions or trends in the cable, telecommunications and internet industries;

•	changes in the market valuations of other cable, telecommunications and internet companies;

•	capital commitments;

•	additions or departures of key personnel; and

•	issuances of common stock by New Telewest and sales by other stockholders.

These factors may materially adversely affect the market price for New Telewest common stock, in some cases regardless of its operating performance.

Shares may be issued to employees under share option plans, which could dilute the value of New Telewest’s common stock.

As part of the Financial Restructuring, New Telewest intends to set aside a portion of its total post-Financial Restructuring capital stock to be used in option plans designed to incentivize its employees, senior executives and directors. The issuance of additional common stock in connection with these stock option plans may dilute the value of New Telewest’s outstanding common stock.

If the Financial Restructuring is completed, you may become a stockholder in a Delaware corporation, and, as a result, you will have different rights and privileges than those you have as a shareholder in an English public limited company.

Upon completion of the Financial Restructuring, and subject to fractional share entitlement arrangements, shareholders of Telewest will receive stock in New Telewest, which is a Delaware corporation. It is expected that Telewest will be put into solvent liquidation. New Telewest is governed by the laws of the United States, the state of Delaware and by its certificate of incorporation and by-laws. The Delaware General Corporation Law extends to stockholders various rights and privileges that may not exist under the laws of England and Wales, and conversely, does not extend various rights and privileges that you may have as a shareholder of a company governed by the laws of England and Wales, including pre-emptive rights. See “Description of the New Telewest Capital Stock” for additional information regarding the rights of a stockholder in a Delaware corporation and “Comparison of Rights of Shareholders” for a summary of the differences between your rights as a shareholder of Telewest and your rights as a stockholder of New Telewest.

Some provisions of New Telewest’s certificate of incorporation, by-laws and proposed amended senior secured credit facility may discourage or prevent a takeover of New Telewest, even if a takeover would be beneficial to its stockholders.

Provisions of New Telewest’s certificate and by-laws may have the effect of delaying or preventing an acquisition or merger in which New Telewest is acquired or a transaction that changes New Telewest’s board of directors. These provisions:

•	authorize the board of directors to issue preferred stock without stockholder approval;

•	prohibit cumulative voting in the election of directors;

•	require that only one-third of the members of the board of directors be elected each year;

•	limit the persons who may call special meetings of stockholders;

•	prohibit stockholder action by written consent; and

•	establish advance-notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

New Telewest’s directors may also adopt a stockholder rights plan. In general, a stockholder rights plan may be triggered when certain conditions, including the acquisition of a certain percentage (e.g., 25%) or more of New Telewest’s shares by any person are met. If triggered, a stockholder rights plan generally results in the acquisition of a company being uneconomic for a potential acquirer.

The Delaware law provisions described above, and/or a stockholder rights plan, if adopted, could make it more difficult for a third party to acquire New Telewest, even if doing so would be beneficial to its stockholders. These provisions, or a stockholder rights plan, could likewise limit the prices that investors might be willing to pay in the future for New Telewest’s common stock. Some of these provisions would not have been permissible for Telewest because, under the UK City Code on Takeovers and Mergers and English law, it is possible to exercise anti-takeover protection mechanisms only in very limited circumstances. New Telewest, as a Delaware corporation, is not subject to the City Code.

In addition, under the proposed terms of the amended senior secured credit facility, there would be a mandatory prepayment and cancellation of the entire facilities if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30% or more of either the voting or the economic interest in New Telewest; or (ii) TCN (or any affiliate of TCN) merges with any other entity. The need to prepay amounts outstanding under, and the cancellation of, the proposed amended senior secured credit facility may make it more difficult for a third party to acquire New Telewest, even if doing so would be beneficial to its stockholders.

Risks Related to New Telewest’s Operations

If New Telewest is unable to compete successfully in the highly competitive telephony, multi-channel television and broadband internet markets, its financial condition and results of operations will be adversely affected.

The level of competition is intense in all of the markets in which New Telewest will compete. In particular, its key cable telephony and cable television businesses compete in markets dominated by its competitors: British Telecommunications plc, or BT, in telephony and BSkyB in multi-channel television. Each of BT and BSkyB will have significantly greater economies of scale and resources than New Telewest and will therefore be in a better position to invest in developing and acquiring proprietary technology, to expand into new business fields, to take advantage of economies of scale with suppliers and to increase their market shares. These advantages are also increasingly important in the broadband internet market where BT has demonstrated a strong interest in developing and marketing broadband internet products.

In the cable television market, competition has been increased as a result of the launch of Freeview in October 2002, which provides a free 30-channel digital service to consumers who purchase a set top box, or had previously purchased a set top box for use with the now defunct ITV Digital or who own an integrated digital television.

In the telecommunications market, in addition to competition from fixed-line telephony providers such as BT, falling mobile phone tariffs have resulted in mobile telephony becoming more competitive with Telewest’s cable telephony products.

If New Telewest is unable to compete successfully in the provision of its products and services, its financial condition and results of operations will be adversely affected.

If the assumptions underlying Telewest’s current long-range plan are incorrect, or if New Telewest is unable to implement the current long-range plan successfully, it could lose the valuable customers it is seeking to attract and retain, and therefore lose revenue.

New Telewest’s future success will depend, in part, on its ability to retain and attract customers. Its current long-range plan contemplates maximizing revenue from new and existing customers through incremental increases in the prices of various products, the migration of customers to more profitable packages and increased bundling or cross-selling. In particular, Telewest’s “triple play” offering of telephony, digital television and high-speed broadband internet services is expected to prove attractive to new and existing customers and to result in increased revenues per user.

If New Telewest’s competitors do not raise their prices to the same levels, or if they engage in price-cutting campaigns, New Telewest may not be able to increase prices in accordance with its current long-range plan without losing customers. Even if its competitors also raise their prices, New Telewest may still experience increased customer churn because any incremental increase could price some customers out of that market and/or negatively impact New Telewest’s customer relations. The failure to increase prices, migrate its existing customers to more profitable packages, increase bundling or cross-selling and meet its business plan targets, could have a material adverse effect on New Telewest’s business, results of operations and financial condition.

High customer churn resulting from rapid growth or a failure to improve customer service could materially adversely affect New Telewest’s results of operations.

Telewest has experienced rapid growth and development in a relatively short period of time, both in the nature of the services it offers and in the number of subscribers for those services. This growth has challenged Telewest’s ability to provide uniform customer service across its customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across its business. At the same time, Telewest faces strong competition in the markets in which it competes and its customers can readily purchase products and services substantially similar to its own from other providers. Telewest believes that these factors have contributed to its historically high levels of customer churn as compared to cable companies in the United States. Customer churn is a measure of the percentage of customers disconnecting from Telewest’s services in a given period and is considered to be an indicator of the level of customer satisfaction or dissatisfaction with Telewest’s products and services, including customer service.

New Telewest cannot predict whether it will continue to have similarly high, or higher, rates of customer churn as a result of rapid growth and development, a failure to improve customer service or for other reasons. High rates of customer churn could have a materially adverse effect on New Telewest’s business and results of operations.

The cable, telecommunications and internet industry is subject to rapid and significant changes in technology, and the effect of technological changes on New Telewest’s businesses cannot be predicted.

The internet, cable and telecommunications industry is subject to rapid and significant changes in technology and the effect of technological changes on New Telewest’s businesses cannot be predicted. It is possible that products or other technological breakthroughs may result in New Telewest’s core offerings becoming outdated and less competitive. New Telewest may not be able to develop new products and services at the same rate as its competitors or keep up with trends in the technology market as well as its competitors.

As part of its current long-range plan, Telewest has reduced its expenditure on research and development. As a result, New Telewest may not be able to maintain the technological competitiveness of its core products or maintain or increase its market share in key market segments. If New Telewest’s products and services are not competitive, it is likely to lose customers and business, its turnover will decline and its business will be materially adversely affected. The cost of implementing emerging and future technologies could be significant, and New Telewest’s ability to fund that implementation may depend on its ability to obtain additional financing. New Telewest cannot be certain that it would be successful in obtaining any additional financing required.

If New Telewest does not maintain and upgrade its networks in a cost-effective and timely manner, its results of operations could be adversely affected.

New Telewest’s future success depends in part on its ability to maintain and upgrade its networks in a cost-effective and timely manner. The maintenance and upgrade of its networks will depend upon, among other things, its ability to:

•	modify network infrastructure for new products and services;

•	install and maintain cable and equipment; and

•	finance maintenance and upgrades.

New Telewest expects to provide an equivalent level of maintenance to that currently provided by Telewest; however, the proposed amended senior secured credit facility will limit the level of total capital expenditure that New Telewest can incur. If Telewest’s reduction in capital expenditure affects New Telewest’s ability to replace network assets at the end of their useful lives or if there is any reduction in its ability to perform necessary maintenance on network assets, New Telewest’s networks may have an increased failure rate, which is likely to lead to increased customer churn. This would have a negative impact on New Telewest’s financial condition and results of operations.

New Telewest will rely on “third-party indefeasible rights of use” to preserve its network.

Approximately nine percent of Telewest’s fiber-optic cable is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. In the event of insolvency or non-performance by the counterparties to these indefeasible rights of use, there is a risk that cable service could be lost in parts of the areas in which New Telewest will operate.

Telewest is looking at, and New Telewest will continue to look at, alternative ways of entering into agreements with third-party networks for the provision of ducts and fiber that comprise its network, as well as carrying out an ongoing review of the third parties with which it has these arrangements, to preserve its “National Network.” These alternative ways of entering into agreements with third-party networks may not prevent cable services being lost, or otherwise disrupted, in parts of the areas in which New Telewest will operate.

New Telewest will depend on key information systems without which its businesses would be adversely affected.

Telewest’s business relies on a number of software applications for billing, customer management and the delivery of services over its networks. If New Telewest is unable to maintain, upgrade or expand these systems to meet future operational needs, it may lose customers, or fail to collect payments from customers.

Although Telewest does not have a back-up data center for business continuity purposes, it has operational plans to cope with a number of potentially disruptive events. However, it has not fully tested these plans for their robustness or completeness.

Telewest also depends on firewalls and access controls to its many critical systems that support various aspects of its operations from its network to its billing and customer service systems. New Telewest cannot assure you that the controls it will have or may have in place in the future will be sufficient.

New Telewest may be unable to continue to license third-party intellectual property rights relating to software and hardware that is critical to the operation of its business.

Telewest relies on licensed third-party intellectual property rights relating to the use of software and hardware that is critical to the operation of its business. If New Telewest is unable to continue to license these third-party intellectual property rights, it will have to rely on alternative suppliers of similar intellectual property rights. This may be expensive and time-consuming. In other instances, there may be no alternative equivalent intellectual property rights available that can be licensed or that are compatible with New Telewest’s systems. New Telewest’s results of operations may be adversely affected if it is unable to secure licenses for the intellectual property rights relating to the software and hardware needed for the operation of its business.

Telewest’s services are offered in highly regulated markets, and changes in UK and European Union regulations affecting the conduct of its business, including price regulations, may adversely affect its results of operations.

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. Regulatory changes may occur at the UK or EU level with respect to licensing requirements, price regulation, interconnection arrangements, number portability, carrier pre-selection, the ability to provide digital services, ownership of media companies, programming, local loop unbundling, the provision of open access by UK cable operators to other telecommunications operators, the adoption of uniform digital technology standards or the bundling of services. Regulatory changes relating to the activities of New Telewest and its competitors, such as changes relating to the costs of interconnection with other networks or the prices of competing products and services, could materially adversely affect New Telewest’s business, results of operations and financial condition. See “The Business of Telewest—Regulatory Matters.”

The UK and EU merger regimes may affect New Telewest’s ability to enter into a merger or acquisition that it otherwise believes will benefit New Telewest and its shareholders.

New Telewest’s participation in any substantial merger or acquisition with another company in its industry may lead to significant increases in market share. A merger of this sort may be investigated by either the Office of Fair Trading or, depending on jurisdiction issues, the Merger Task Force of the European Commission. The Office of Fair Trading is likely to investigate any substantial merger involving New Telewest, which would lead to the creation of a company supplying more than 25% of the pay television in the United Kingdom or enhancing the market share of a company supplying more than 25% of the pay television in the United Kingdom.

It is likely that any proposed merger or acquisition between New Telewest and another company in its industry would also be subject to consideration by the UK Office of Communications. The UK Office of Communications would then provide advice to the regulatory body considering the proposed merger or acquisition.

In the United Kingdom, mergers that appear to raise significant competition or antitrust issues may be referred to the UK Competition Commission for an in-depth investigation. Similarly, any merger being reviewed by the European Commission could, if significant competition issues were revealed, involve an in-depth “Phase II” investigation. Given that there has been considerable consolidation in the UK cable sector, the merger control process could limit the possibilities for any future consolidation.

New Telewest may not be able to achieve, or realize benefits from, any further consolidation in the UK cable industry.

Telewest and other cable companies in the United Kingdom have historically grown through consolidation. The UK cable industry now consists of two principal participants, Telewest and NTL, Inc. As a result, the opportunities for New Telewest to grow through acquisitions are limited. New Telewest cannot assure you that any attempt to consolidate would be successful or that any anticipated benefits of consolidation would be realized on a timely basis or at all. Risks associated with business combinations include the loss of contractual rights by virtue of change of control provisions, difficulties in integrating accounting policies and systems and loss of key employees.

New Telewest’s future dependence on BSkyB and other suppliers for television programming could have a material adverse effect on New Telewest’s ability to provide attractive programming at a reasonable cost.

New Telewest will obtain a significant amount of its premium programming, some of its basic programming and pay-per-view sporting events from BSkyB, or a BSkyB joint venture. BSkyB is a leading supplier of programming to cable television operators and is the exclusive supplier of some programming, including the Sky Sports channels and the most popular premium subscription film channels available in the United Kingdom.

There is also programming carried by competing digital service providers that may not be available to New Telewest’s digital television subscribers. New Telewest’s inability to obtain this programming, or any other popular programming, or to obtain it at a reasonable cost, could materially adversely affect its business.

New Telewest will compete directly with some of its programming suppliers and may be at a competitive disadvantage.

In addition to providing programming to cable operators, BSkyB competes with Telewest and other UK cable operators by offering its programming directly to its digital satellite customers. As a result of BSkyB’s ownership of this content, it is able to offer this content to its subscribers at a price that will be challenging for New Telewest to match and still maintain a profit margin on the sale of that premium programming. BSkyB may also offer content exclusively to its digital satellite customers and not to New Telewest.

Telewest’s other significant programming suppliers include Viacom, Discovery and Turner, a division of Time Warner. Suppliers of popular programming may decide to introduce new channels to be packaged with their existing programming options or otherwise increase New Telewest’s costs of purchasing existing and new programming. New Telewest’s dependence on these suppliers for television programming could have a material adverse effect on its ability to provide attractive programming at a reasonable cost.

Disruptions in New Telewest’s satellite transmissions could materially adversely affect its content division operations.

Telewest’s content division, Flextech, currently broadcasts its digital services with Astra satellite transponders leased from Société Européene des Satellites. To date, Flextech has not experienced any significant disruption in its satellite transmissions. However, the operation of the Astra satellites is beyond Flextech’s control and disruption to the satellites, depending upon the nature of that disruption, could have a material adverse effect on Flextech’s business. The satellite transponders may fail before the expiration, in December 2013, of New Telewest’s contractual right to utilize them.

The development of technology that enables unauthorized access to New Telewest’s networks could result in a loss of revenue.

Telewest relies on the integrity of its networks to ensure that its services are provided only to identifiable paying customers. Telewest has experienced piracy of its analog television services by individuals who have circumvented the security features on its set-top boxes. Telewest is actively working with other digital television service companies to investigate the use of piracy devices.

New Telewest may not be able to maintain the integrity of its network. The development of new technology facilitating unauthorized access to New Telewest’s network could result in a loss of revenue.

New Telewest may not be granted internet rights to its programming content.

All of the contracts governing Telewest’s acquired television programming grant Telewest the right to broadcast that programming over analog and/or digital television platforms. New Telewest may not be granted any rights to transmit that programming content over the internet. Failure to obtain internet transmission rights could prevent New Telewest from utilizing this content in connection with internet technologies and could result in competitors providing some of the content New Telewest broadcasts over its analog and/or digital television platforms through the internet in competition with New Telewest.

New Telewest may be subject to intellectual property infringement claims that are costly to defend and could limit its ability to use certain technologies in the future.

Many parties are actively developing technologies for use in the types of equipment and/or software that New Telewest will employ in its business. These parties may continue to take steps to protect these technologies, including seeking patent and copyright protection. As a result, disputes regarding the ownership of these technologies are likely to arise in the future and, as a licensee of similar technologies, New Telewest could be joined in infringement actions and could incur substantial expenses in defending those claims. From time to time, parties have asserted infringement claims against Telewest, in the form of letters, lawsuits and other forms of communication. If any of these claims was decided against New Telewest, it may incur substantial monetary liability and/or be prevented from using the disputed technology in the future.

Although New Telewest will, to the extent practicable, maintain liability insurance in substantially the same form presently maintained by Telewest, insurance may not cover these claims or may not be adequate. Even if these types of claims do not result in material liability, investigating and defending these claims can be expensive.

New Telewest’s operations could be significantly hindered by the occurrence of a natural disaster, terrorist attack, war or other catastrophic event.

Telewest’s operations depend on many sophisticated, critical systems, which support all of the various aspects of its operations from network to billing and customer service systems. The hardware supporting a large number of those critical systems is housed in a relatively small number of locations. If one or more of these locations were to be subject to fire, natural disaster, terrorism, power loss, break-in or other catastrophe, it could have a material adverse effect on, and cause irreparable harm to, New Telewest’s business. Telewest is currently studying ways to improve its disaster recovery to prevent or mitigate potential failures. However, despite any disaster recovery, security and service continuity protection measures Telewest has taken or New Telewest may take in the future, New Telewest cannot assure you that these measures will be sufficient. Furthermore, the transmission of material that contains any viruses over New Telewest’s networks, or other electronic devices, intended to damage, or otherwise cause harm to or interfere with, its networks, could have a material adverse effect on, and cause irreparable harm to, New Telewest’s business, results of operations and financial condition.

New Telewest will depend on key personnel without whom there may be a material adverse effect on its businesses in the future.

New Telewest’s future success is likely to depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. New Telewest may not be able to attract and retain highly skilled and qualified personnel.

The implementation of cost reduction plans has caused a reduction in Telewest’s overall headcount. Any further workforce reductions or voluntary departures could include key employees with valuable skills and knowledge whose departure would adversely affect New Telewest’s ability to meet the targets in Telewest’s current long-range plan or any revised New Telewest long-range plan. Uncertainties associated with headcount reductions, and Telewest’s prospects generally, may cause key employees to leave, which may contribute to and/or result in inefficiencies in running its business.

A relatively small number of key executive officers will manage New Telewest’s various businesses and the loss of one or more of these executive officers could have a material adverse effect on New Telewest’s businesses in the future. Neither Telewest nor New Telewest has obtained key-man insurance policies covering any of these key executive officers.

THE TELEWEST EXTRAORDINARY GENERAL MEETING

Time and Place of the Extraordinary General Meeting; Matters to Be Considered

The extraordinary general meeting of shareholders of Telewest will be held at          a.m. (UK time) on                  , 2004 at          for the purpose of considering a resolution to approve the transfer of substantially all of the assets of Telewest to Telewest UK Limited, a wholly owned subsidiary of New Telewest formed under the laws of England and Wales, in consideration for the assumption of responsibility by Telewest UK for the satisfaction of all of Telewest’s debts, obligations and liabilities that have not been compromised as part of the Financial Restructuring, and the issuance of common stock of New Telewest to an escrow agent in accordance with the terms of the Transfer Agreement. Approval of these transactions is a condition to the completion of the Financial Restructuring. You are being asked to approve the transactions. Without the approval of Telewest’s shareholders the Financial Restructuring cannot take place.

The Financial Restructuring is described in more detail under the heading “The Financial Restructuring.”

Record Date; Quorum

Only holders of record of Telewest shares at          a.m. (UK time) on                  , 2004 are entitled to attend and vote at the Telewest extraordinary general meeting. As of November 18, 2003, there were 2,956,143,594 Telewest shares entitled to vote, held by 44,770 holders of record, including 2,873,635,847 ordinary shares and 82,507,747 limited voting shares. Limited voting shares have all the rights and obligations of ordinary shares, except they are not entitled to vote for the election of directors. The Telewest ordinary shares and limited voting shares will vote together as a single class on the resolution, and each such share is entitled to one vote on a poll.

The quorum for an extraordinary general meeting is for all purposes two ordinary shareholders present in person or by proxy and entitled to vote.

Some Telewest shares are held in the form of American Depositary Shares, or ADSs, evidenced by American Depositary Receipts, or ADRs. Each ADS represents the right to receive 200 Telewest ordinary shares.

The holders of Telewest’s ADRs on the records of The Bank of New York, as depositary, at the close of business on                 , 2004, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the Telewest shares represented by the ADSs evidenced by such holders’ ADRs.

Votes Required

The resolution will be passed if more than 50% of the votes cast are in favor of the resolution.

Voting Agreements

Liberty Media beneficially owns over 17% of Telewest’s share capital. Provided certain conditions are met relating to the status of a now-dissolved subsidiary of Liberty Media that is the registered holder of additional shares, it is possible that Liberty Media will beneficially own over 25% of Telewest’s share capital by the record date for Telewest’s extraordinary general meeting. See “Principal Shareholders” for further details. IDT beneficially owns over 23% of Telewest’s share capital. Each of Liberty Media and IDT beneficially own their shares in the form of ordinary shares and limited voting shares. Liberty Media and IDT are expected to enter into voting agreements pursuant to which they will agree to vote the shares they hold in favor of the resolution approving the transactions contemplated by the Transfer Agreement. IDT and Liberty Media’s obligations under the voting agreements will be subject to conditions and termination rights which are described in more detail under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.”

Voting and Revocation of Proxies

Holders of Telewest shares are urged to complete the form of proxy and return it to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL as soon as possible, and in any event so as to be received not later than          a.m. (UK time) on                  , 2004, whether or not they intend to attend and vote in person at the extraordinary general meeting.

When a form of proxy is returned properly signed, the Telewest shares represented thereby will, on a poll, be voted in accordance with the directions given in the form of proxy. If a signed form of proxy is returned without specifying choices, the proxy will vote or not vote at its discretion.

Returning the form of proxy will not preclude a shareholder from attending and voting in person at the extraordinary general meeting should he or she wish to do so. If a shareholder attends and votes in person at the extraordinary general meeting, his or her vote will cancel any proxy vote previously given. Under the articles of association, a shareholder may revoke a proxy vote at any time up to one hour before the time of the extraordinary general meeting by delivering a valid, later-dated form of proxy to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL.

The holders of Telewest’s ADRs are urged to exercise the voting rights with respect to ADSs by completing the voting instruction card prepared by The Bank of New York, as depositary, which is being delivered together with this shareholders’ circular and prospectus and returning it to The Bank of New York at the address indicated on the card so as to be received no later than          a.m. (New York time) on                  , 2004.

The holders of ADRs evidencing ADSs, should contact The Bank of New York, as depositary, at +1-212-815-2208 for additional information regarding voting their ADSs. The Bank of New York will not itself exercise any voting discretion in respect of the shares underlying the ADSs.

Treatment of Abstentions; Broker Non-Votes

Abstentions are not recognized under the UK Listing Rules. If you return a signed form of proxy without specifying choices, your proxy will be counted as present for the purpose of determining a quorum and the proxy will vote or not vote at its discretion.

The registered holder of Telewest shares, including any broker or nominee, is permitted to vote on the resolution on behalf of shareholders in the United Kingdom. As a result, if shareholders do not instruct the registered holder on how to vote their shares in accordance with the instructions provided by the registered holder, they will have their shares voted on their behalf at the registered holder’s discretion.

Solicitation of Proxies

Telewest will bear the cost of soliciting proxies or instructions from its shareholders and the holders of its ADRs, and the cost of printing and mailing this shareholders’ circular and prospectus to its shareholders.

Appraisal Rights

Telewest is organized under the laws of England and Wales. Under the laws of England and Wales, Telewest shareholders do not have appraisal rights for their shares.

THE FINANCIAL RESTRUCTURING

Background and Reasons for the Financial Restructuring

Reasons for the Financial Restructuring

Since Telewest’s flotation in 1994, it has incurred substantial operating and net losses and has incurred substantial borrowings principally to fund the capital costs of its network construction and operations and the acquisition of UK cable assets. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited Telewest’s access to financing and consequently impaired Telewest’s ability to service its debt and refinance its existing debt obligations.

Subsequently, as a result of defaults under the existing senior secured credit facility, including the non-payment of interest on Telewest’s notes and debentures and the non-payment of principal on November 1, 2003:

•	Telewest’s obligations under the existing senior secured credit facility and its outstanding notes and debentures are capable of being accelerated;

•	TCN is no longer able to drawdown funds under the existing senior secured credit facility;

•	the Senior Lenders are entitled to enforce their security under the existing senior secured credit facility; and

•	the obligations of each of Telewest and its subsidiary Telewest Communications Networks Limited, or TCN, under certain lease and finance arrangements and commercial contracts material to the business operations of Telewest are capable of being terminated by the relevant counterparties.

While the Financial Restructuring is in process, the High Court of England and Wales is unlikely to grant a winding-up order or enforce a judgment obtained by a creditor of Telewest. However, if the Financial Restructuring is not completed and Telewest’s board of directors is not able to satisfy itself within a short period that an alternative financial restructuring would be successful, the board of directors is likely to need to petition for some form of insolvency protection for Telewest in order to protect Telewest’s assets for the benefit of all of Telewest’s creditors. This is likely to consist of either administration or insolvent liquidation.

Background

In response to these developments, Telewest began exploring a number of options to address its funding requirements, including hiring Citigroup in February 2002 to advise it on strategic options and commencing discussions with an ad hoc committee of its existing noteholders, referred to as the Bondholder Committee, and the lenders under its existing senior secured credit facility, referred to as the Senior Lenders. Since April 2002, events surrounding Telewest’s response to these developments have proceeded as follows:

•	On June 11, 2002, Telewest announced that it was exploring all options to address Telewest’s funding requirements.

•	On June 12, 2002, Liberty Media Corporation, or Liberty Media, one of Telewest’s current major shareholders, announced a tender offer for certain of Telewest’s publicly traded debt securities. At that time, Liberty Media announced that upon completion of the tender offer it intended to “propose to the company’s board of directors a restructuring plan.” Certain holders of Telewest’s outstanding notes and debentures, including members of the Bondholder Committee and W.R. Huff Asset Management Co. L.L.C., opposed the tender offer and initiated litigation seeking to enjoin it. These noteholders’ claims also raised claims concerning Liberty Media’s access to non-public information in connection with the tender offer by virtue of being a major shareholder of Telewest with three non-executive directors on Telewest’s board of directors. Telewest and certain of its current and former directors were subsequently joined into this action on June 12, 2003. Additional information in relation to the tender offer litigation can be found under the heading “The Business of Telewest—Legal Proceedings.” The litigation has been stayed pending the completion of the Financial Restructuring.

•	On July 4, 2002, Telewest announced in a letter to Telewest’s shareholders that, subject to obtaining the necessary waivers and consents from lenders under Telewest’s existing senior secured credit facility, it was proposing to enter into discussions relating to a possible restructuring of its balance sheet with the Bondholder Committee and with Liberty Media.

•	On July 17, 2002, Liberty Media, citing a decline in the US and UK securities markets and its own share price, terminated its tender offer for certain of Telewest’s publicly traded notes and debentures. On the same day, Liberty Media announced that it had informed Telewest that it was withdrawing its three non-executive directors from Telewest’s board of directors. Liberty Media has the right to nominate up to three representatives to Telewest’s board under corporate shareholder arrangements with Telewest. Liberty Media indicated that the decision was taken to “eliminate any potential conflict of interest or appearance of conflict of interest in any upcoming restructuring discussions.”

•	On July 24, 2002, legal and financial due diligence by the Bondholder Committee began.

•	On August 21, 2002, Telewest reached an agreement with its Senior Lenders as to the terms on which it was permitted to enter restructuring discussions with its other stakeholders.

•	On September 6, 2002, Telewest made a restructuring proposal to the Bondholder Committee.

•	On September 30, 2002, following extensive negotiations with some of Telewest’s principal stakeholders, a preliminary non-binding agreement with the Bondholder Committee was announced.

•	Following the preliminary non-binding agreement, and in consultation with the Bondholder Committee, Telewest did not pay the interest due on October 1, 2002 on certain of its debt securities. Subsequently, on November 1, 2002, February 1, 2003, February 19, 2003, April 1, 2003, May 1, 2003, August 1, 2003, August 19, 2003, October 1, 2003 and November 1, 2003, Telewest did not pay interest on additional outstanding debt securities as it fell due and did not pay the principal amount of an issue of notes due on November 1, 2003. Additionally, Telewest’s wholly owned finance subsidiary, Telewest Jersey, did not pay interest due on January 7, 2003 and July 7, 2003 under its debt securities. Telewest also deferred the settlement of certain swap contracts, pending the completion of the Financial Restructuring. The non-payment of interest and principal and the deferral of settlement of swap contracts has resulted in defaults under each of the debt securities and created a cross default under Telewest’s existing senior secured credit facility.

•	On October 29, 2002, Credit Agricole Indosuez presented a winding-up petition in respect of Telewest following its non-payment of approximately £10.5 million due to Credit Agricole Indosuez under a swap contract to which Credit Agricole Indosuez is the counterparty. Please see “The Business of Telewest—Legal Proceedings—Foreign Exchange Contracts Dispute” for additional information.

•	On January 15, 2003, Telewest announced that it had reached a non-binding agreement with respect to the terms of an amended senior secured credit facility with both the Bondholder Committee and a steering committee of its Senior Lenders. As of that date, the terms of an amended senior secured credit facility had received credit committee approval, subject to documentation and other issues, from all of Telewest’s Senior Lenders, save for those banks which are also creditors by virtue of being counterparties to certain swap contracts.

•	On March 14, 2003, Telewest notified its Senior Lenders that, as a result of provisions made for a Value Added Tax judgment (see “The Business of Telewest—Legal Proceedings”) and fees incurred in respect of the Financial Restructuring, and the resulting impact of these provisions on Telewest’s net operating cash flow, it was in breach of two financial covenants under its existing senior secured credit facility for the three months ended December 31, 2002.

•	On April 24, 2003, and May 12, 2003, process was filed in the Supreme Court of the State of New York in relation to actions by Eximius Capital Funding Ltd., a fund advised by W.R. Huff, against, among others, Telewest and its directors regarding defaults under certain of Telewest’s notes and debentures, breaches of fiduciary duty and other alleged wrongful conduct. On October 24, 2003, the action commenced on April 24 was dismissed without prejudice. The May 12 action has been stayed. The plaintiffs are expected to agree to the dismissal of the litigation with prejudice when the Financial Restructuring is complete. Additional information regarding the US litigation can be found under the heading “The Business of Telewest—Legal Proceedings.”

•	In May 2003, Microsoft Corporation, which at the time owned approximately 23.56% of Telewest’s outstanding shares, sold its entire shareholding to IDT Corporation, resulting in IDT beneficially owning approximately 23.56% of Telewest’s shares. Microsoft’s right to appoint members of the board of directors of Telewest and various other rights under shareholder arrangements with Telewest were not transferable to IDT.

•	On May 16, 2003, Telewest notified its Senior Lenders that it was in breach of two of the financial covenants in its existing senior secured credit facility for the three-month period ended March 31, 2003, due to continuing fees incurred in the Financial Restructuring and the tightening of covenants in the existing senior secured credit facility as of January 1, 2003.

•	On May 29, 2003, Telewest determined not to move forward with the scheme of arrangement contemplated by the September 30, 2002 non-binding agreement with the Bondholder Committee in the face of opposition from some of the noteholders.

•	On May 30, 2003, Telewest’s 5% Accreting Convertible Notes due November 1, 2003 with a principal amount at maturity of approximately £293.6 million, originally issued to Deutsche Telekom in connection with Telewest’s acquisition of the entire issued share capital of Eurobell (Holdings) PLC from Deutsche Telekom in November 2000, were re-issued in connection with Deutsche Telekom’s transfer of the notes to three purchasers as 5% Accreting Notes due November 1, 2003 and the conversion feature was eliminated.

•	On June 9, 2003, Telewest announced that it had been notified by the Bondholder Committee that, in order to obtain the support of some of the noteholders, the Bondholder Committee was requesting changes to the economic and other terms of the preliminary non-binding agreement announced on September 30, 2002.

•	On June 17, 2003, members of the Bondholder Committee presented Telewest with a new proposal for the terms of the Financial Restructuring.

•	On June 27, 2003, the steering committee of the Senior Lenders met with the Bondholder Committee and representatives of W.R. Huff to discuss changes to the proposed amended senior secured credit facility.

•	On July 23 and 24, 2003, Telewest’s management agreed in principle on revisions to the terms of the Financial Restructuring, following discussions with the Bondholder Committee and W.R. Huff.

•	On July 27, 2003, Telewest’s board of directors ratified the revisions to the terms of the Financial Restructuring agreed by Telewest’s management on July 23 and 24.

•	On July 28, 2003, Telewest announced the revised terms of the Financial Restructuring agreed with the Bondholder Committee and W.R. Huff on July 23 and 24.

•	On July 30, 2003, a list of proposed changes to the terms of the amended senior secured credit facility requested by the Bondholder Committee and W.R. Huff was provided to the steering committee of the Senior Lenders.

•	On July 31, 2003, a conference call was held among Telewest, co-ordinators of the steering committee of the Senior Lenders, W.R. Huff and the advisers to the Senior Lenders to discuss the requested changes to the terms of the proposed amended senior secured credit facility.

•	On August 5, 2003, co-ordinators of the steering committee of the Senior Lenders provided a response to the Bondholder Committee’s and W.R. Huff’s request for changes to the terms of the proposed amended senior secured credit facility.

•	On September 12, 2003, Telewest executed a term sheet setting out the revised agreement among Telewest, Telewest Jersey, the Bondholder Committee, W.R. Huff, Liberty Media and IDT. Telewest has been informed that the parties to the term sheet hold, or have the right to vote, in aggregate, more than 41% of Telewest’s outstanding share capital and over 60% in principal amount of Telewest’s outstanding notes and debentures. The term sheet contemplates completion of the transactions described under the heading “—Structure of the Financial Restructuring” and will be partially superseded by the voting agreements discussed below under the headings “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements” and “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.”

•	On November 18, 2003, Stanislas Yassukovich resigned from the board of directors of Telewest. In connection with his resignation, Telewest issued the following announcement:

“The Board of Telewest Communications plc announces the resignation of Mr. Yassukovich as a non-executive director. This resignation reflects a difference of opinion between Mr. Yassukovich and the rest of the Telewest Board on the revised terms of the proposed restructuring.

In his letter of resignation, Mr. Yassukovich states “As the formalities for completion of the restructuring arrangements must now be undertaken, it is appropriate that I now resign from the Board. As you know, I never accepted the decision of the ad hoc Committee of Bondholders to renegotiate the terms of the re-structuring as originally agreed, albeit on a non binding basis. As I consider the revision of the terms to be prejudicial to the interests of all the stakeholders, I could not join in what you would correctly wish to be a unanimous recommendation to shareholders.”

In response, Mr. Stenham, Chairman, stated that “I and the rest of the Telewest Board understand and respect your opinion. In the circumstances faced by the Telewest group, however, we have concluded that a restructuring on the revised terms remains in the best interests of our stakeholders.

All the directors express their sincere thanks for your enormous contribution to the group since joining the Telewest Board in 2000 and prior to that as a director of Flextech since 1989.””

•	Negotiations with Telewest’s other stakeholders, including the steering committee of its Senior Lenders, have further progressed in relation to the detailed terms of the Financial Restructuring, a commitment letter and the terms of the proposed amended senior secured credit facility. A term sheet for the proposed amended senior secured facility has been provided to the Senior Lenders by the steering committee of the Senior Lenders for their review. Negotiations among Telewest, TCN and the Senior Lenders continue on the remaining documentation.

•	Telewest has agreed in principle to the terms of settlement agreements (subject to certain conditions) relating to all liabilities under its existing swap contracts, including those to which Credit Agricole Indosuez, among others, is a party. Further details of the proposed Settlement Agreements can be found under the heading “—Structure of Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

•	Telewest has also reached agreement in principle with Royal Bank of Scotland (Industrial Leasing) Limited and Royal Bank Leasing Limited, referred to together as RB Leasing, lessors of network infrastructure assets, in relation to Telewest’s, and TCN’s, breach of the terms of two master leases and the subleases entered into under those master leases arising from the Financial Restructuring. Further details on the proposed settlement agreement with RB Leasing can be found under the heading “—Structure of Financial Restructuring—Settlement Agreements—Settlement of Master Leasing Agreements.”

•	Telewest anticipates that, before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part, the members of the Bondholder Committee and W.R. Huff will deliver to Telewest voting agreements pursuant to which they agree to vote their notes and debentures in favor of the schemes of arrangement proposed as part of the Financial Restructuring. Additional information on the voting agreements can be found under the heading “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements” below.

•	Telewest also anticipates that, before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part, Liberty Media and IDT will deliver voting agreements to Telewest pursuant to which they will agree to vote their notes and debentures, in the case of Liberty Media, and the Telewest shares they hold, in the case of Liberty Media and IDT, in favor of the schemes of arrangement and the shareholders’ resolution, as applicable. Additional information on the voting agreements with Liberty Media and IDT can be found below under the heading “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.”

Structure of the Financial Restructuring

Telewest’s directors are expected to recommend that Telewest shareholders and ADR holders vote in favor of the shareholders’ resolution approving the transactions contemplated by the Transfer Agreement to enable Telewest to complete the Financial Restructuring. The Financial Restructuring is to be implemented through the following steps:

•	The recently completed incorporation of New Telewest, which owns 100% of the shares of Telewest UK, a subsidiary recently formed under the laws of England and Wales.

•	The entry by Telewest, New Telewest and Telewest UK into a Transfer Agreement relating to the transfer of substantially all of Telewest’s assets to Telewest UK in consideration for the assumption of responsibility by Telewest UK for the satisfaction of substantially all of Telewest’s debts, obligations and liabilities that have not been compromised as part of the Financial Restructuring, the issuance of shares of Telewest UK to New Telewest, and the issuance of shares of common stock of New Telewest to an escrow agent for distribution in accordance with the terms of the Telewest and the Telewest Jersey schemes of arrangement. The shares of Telewest Jersey will not be transferred to Telewest UK under the Transfer Agreement, but will continue to be held by Telewest. The Transfer Agreement is described in greater detail under the heading “—The Transfer Agreement.”

•	The entry by Telewest, TCN and Telewest Limited, an operating subsidiary of TCN, into transfer and novation agreements relating to the transfer and novation of Telewest’s operating contracts to TCN, Telewest Limited, or to Telewest UK and, where necessary, the waiver of any existing defaults that have arisen as a result of the Financial Restructuring in consideration for the assumption of responsibility by the transferee company for the satisfaction of all of Telewest’s obligations and liabilities under these contracts. While it is intended that all material obligations and liabilities will be transferred or novated to TCN or its operating subsidiaries, any liabilities that are not so transferred or novated will ultimately be the responsibility of Telewest UK and will be covered by an indemnity granted by Telewest UK to Telewest. The indemnity is described under the heading “—The Transfer Agreement.” The novation agreements are described in greater detail under the heading “—The Novation Agreements.”

•	The holding of an extraordinary general meeting of the shareholders of Telewest to approve the transactions contemplated by the Transfer Agreement, as described in detail herein under the heading “The Telewest Extraordinary General Meeting” above.

•	The receipt of an order of the US Bankruptcy Court under section 304 of the US Bankruptcy Code pursuant to which creditors compromised in the Telewest and Telewest Jersey schemes will be enjoined from commencing or continuing actions against Telewest or Telewest Jersey relating to their respective notes and debentures.

•	The completion of an English scheme of arrangement pursuant to which an escrow agent will distribute on behalf of Telewest 98.5% of the common stock of New Telewest to the creditors participating in the Telewest scheme (consisting principally of the holders of the notes and debentures issued by Telewest and Telewest Jersey) and 1.5% of the common stock of New Telewest to Telewest’s shareholders. The shares to be transferred in connection with the scheme will be fully paid up and rank pari passu in all respects with each other.

•	The completion of Jersey and English schemes of arrangement pursuant to which the shares of New Telewest’s common stock that Telewest Jersey will be entitled to receive pursuant to the Telewest scheme (as a creditor of Telewest under the intercompany loan of the proceeds of its issuance of 6% Convertible Notes due 2005), will be distributed to the holders of Telewest Jersey’s 6% Convertible Notes due 2005 and any other creditors of Telewest Jersey with claims relating to those notes, the guarantee of those notes or the related intercompany loan in satisfaction of their claims against Telewest Jersey.

•	The acceptance of the New Telewest common stock for listing on the Nasdaq National Market.

•	The full and complete satisfaction of all of the claims arising out of Telewest’s existing senior secured credit facility and entry by TCN into the proposed amended senior secured credit facility with the Senior Lenders consisting of committed facilities of £2.03 billion and uncommitted facilities of £125 million.

•	The forgiveness of all claims arising out of Telewest’s existing swap contracts in exchange for entry into a new, premium rate, fixed-for-floating interest rate swap for a period of three years with the current counterparties to Telewest’s swap contracts.

•	The waiver of certain claims arising out of master leasing agreements with RB Leasing and the amendment of the terms of the existing leases.

•	The termination of the amended relationship agreement among Telewest, Microsoft Corporation, Liberty Media International, Inc., Liberty UK Holdings, Inc. and Liberty UK, Inc., as described below, under the heading “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Termination of the Relationship Agreement.”

When the Financial Restructuring is completed, Telewest’s businesses and operations will be held by New Telewest, a Delaware corporation whose shares are expected to be accepted for listing on the Nasdaq National Market, and Telewest and Telewest Jersey will, upon shareholder approval, be put into solvent liquidations. All of Telewest’s and Telewest Jersey’s outstanding notes and debentures and accrued interest will have been compromised in connection with the Financial Restructuring, reducing New Telewest’s outstanding total indebtedness by approximately £3.9 billion, with approximately £2.0 billion remaining outstanding. The reduction in outstanding indebtedness will significantly reduce New Telewest’s future interest expense.

Telewest intends to either pay its trade creditors and its creditors under finance leases in full or have their payment obligations novated to a subsidiary of New Telewest.

It is currently expected that the steps necessary to complete the Financial Restructuring will be completed by             , 2004, assuming that the relevant conditions to completion are met.

Incorporation of New Telewest and Telewest UK

When the Financial Restructuring is completed, it is expected that the ultimate holding company for the companies that currently comprise the Telewest group of companies will be New Telewest, which will own 100% of the shares of Telewest UK. Telewest UK, in turn, will own all of the assets currently held by Telewest, other than (i) one share of New Telewest common stock and all of the outstanding shares of Telewest Jersey, and (ii) approximately £         million to pay for the liquidation costs of Telewest and Telewest Jersey, and for costs and expenses in connection with the Financial Restructuring. In the event that any part of the £         million is not used for these purposes, it will be transferred to Telewest UK.

New Telewest was incorporated under the laws of the state of Delaware on November 12, 2003, as a wholly owned subsidiary of Telewest. Telewest UK was incorporated as a limited liability company in England and Wales under the Companies Act 1985, as amended, on October 8, 2003. Telewest UK is a wholly owned subsidiary of New Telewest.

Currently, the directors of New Telewest consist of Charles Burdick, William Connors, John H. Duerden, Barry Elson, Marnie S. Gordon, Donald S. LaVigne, Michael McGuiness, Rene Schuster and Steve Skinner. Additional information about the current directors of New Telewest can be found under the heading “Management.”

Additional information regarding the capital stock and management of New Telewest can be found under the headings “Description of the New Telewest Capital Stock” and “Management.”

The Transfer Agreement

Telewest, New Telewest and Telewest UK expect to enter into the Transfer Agreement in connection with the Financial Restructuring. The Transfer Agreement will provide that substantially all of the assets of Telewest (including the shares in TCN and Telewest’s other operating companies, but excluding the shares in Telewest Jersey and one share of New Telewest common stock) will be transferred to Telewest UK. In consideration for the transfer, Telewest UK will assume responsibility for the satisfaction of all of the debts, obligations and liabilities of Telewest, except for those debts, obligations and liabilities compromised in the schemes and certain expenses arising as a result of the Financial Restructuring. Telewest UK will also allot and issue shares to New Telewest. Conditional on the Telewest scheme becoming effective, New Telewest will issue             shares to an escrow agent for distribution, in accordance with the terms of the Telewest and Telewest Jersey schemes, to eligible Telewest shareholders, who will be entitled to receive 1.5% of the shares of New Telewest common stock, and to Telewest and Telewest Jersey noteholders and certain other creditors, who will receive the remaining 98.5% shares of New Telewest common stock.

According to the Transfer Agreement, Telewest UK will also indemnify Telewest and Telewest Jersey for all of their debts, obligations and liabilities at the effectiveness of the Telewest scheme or the Telewest Jersey schemes, as appropriate or thereafter except for those debts, obligations and liabilities compromised in the schemes and certain expenses arising as a result of the Financial Restructuring. Any payments made pursuant to the indemnities will be made by Telewest UK directly to the liquidators of Telewest or Telewest Jersey or any creditor, as applicable. Telewest UK will have no right of recourse against Telewest or Telewest Jersey for any amounts paid under the indemnities and Telewest UK will waive any rights of recourse against Telewest or Telewest Jersey under the indemnities. The indemnities contained in the Transfer Agreement will only become effective on, and will be subject to, the effectiveness of the Telewest scheme or the Telewest Jersey schemes, as appropriate.

The Transfer Agreement will further provide that Telewest will retain:

•	£ in cash to be held in trust to pay the fees and expenses of the liquidators of Telewest and Telewest Jersey; and

•	£ in cash to be held in trust to meet the costs and expenses incurred in connection with the implementation of the Financial Restructuring, including advisers’ fees.

If these amounts are not fully used for the purposes for which they will be retained by Telewest, Telewest will pay any remaining portions to Telewest UK, together with any accrued interest.

The Transfer Agreement will also provide for the novation or assignment of all contracts, other than the Transfer Agreement, that have been entered into by Telewest in the course of its business or otherwise to TCN or a wholly owned subsidiary of TCN, Telewest Limited.

The Transfer Agreement will be conditional on (i) Telewest notifying New Telewest and Telewest UK that it expects to satisfy all of the conditions to the effectiveness of the Telewest scheme within two days of such notification and (ii) the Senior Lenders having granted any and all consents and waivers required under the existing senior secured credit facility and the related security documentation for the transfer of assets under the Transfer Agreement.

When the Financial Restructuring is complete, Telewest’s assets will consist of the indemnity referred to above, the outstanding shares of Telewest Jersey and one share of New Telewest common stock. Telewest’s liabilities are expected to be covered by the indemnity discussed above, other than those liabilities discussed above, which will be paid out of the cash amount held in trust by Telewest.

The Novation Agreements

In addition to the transfers contemplated by the Transfer Agreement described above, Telewest, TCN and Telewest Limited are novating operating contracts to which Telewest is a party as a primary obligor or guarantor. These novations will transfer the rights, liabilities, duties and obligations under those contracts to TCN or Telewest Limited and, where necessary, are expected to include the waiver of any existing defaults that have arisen as a result of the Financial Restructuring. Some of the novations relate to guarantees that have been granted by Telewest to guarantee obligations of certain of its subsidiaries, including TCN, under operating contracts. In most cases these guarantee obligations will be transferred to TCN. However, in the case of contracts where TCN is the principal obligor or where the principal obligor is not a subsidiary of TCN, it is intended that the guarantee obligation of Telewest will be transferred to Telewest UK.

The Extraordinary General Meeting

The Telewest scheme of arrangement will not become effective without the approval by a majority of the votes cast by those shareholders voting on the resolution proposed by this shareholders’ circular and prospectus. This shareholder vote is required by the UKLA Listing Rules. Notice of an extraordinary general meeting on                  , 2004, to vote on a resolution to approve the transactions contemplated by the Transfer Agreement, is being given by this shareholders’ circular and prospectus.

Liberty Media beneficially owns over 17% of Telewest’s share capital. Provided certain conditions are met relating to the status of a now-dissolved subsidiary of Liberty Media that is the registered holder of additional shares, it is possible that Liberty Media will beneficially own over 25% of Telewest’s share capital by the record date for Telewest’s extraordinary general meeting. For additional information, see “Principal Shareholders.” IDT beneficially owns over 23% of Telewest’s share capital. Liberty Media and IDT are expected to execute voting agreements by which they will agree to vote the shares they hold in favor of the shareholder resolution required for completion of the Financial Restructuring. Liberty Media’s support, in particular, is necessary, because under the provisions of Telewest’s Articles of Association and its relationship agreement with Telewest, Liberty Media has the right to, among other things, appoint directors and veto certain corporate actions. As part of the Financial Restructuring, these rights will be terminated.

For additional information on the voting agreements see “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements” below.

Section 304 Proceeding

Contemporaneously with the filing of their respective applications with the relevant courts, seeking, among other things, leave to convene creditors’ meetings for the purpose of voting on the schemes, Telewest and Telewest Jersey will apply for preliminary injunctive relief and permanent injunctive relief by orders from the US Bankruptcy Court in an action filed under section 304 of the US Bankruptcy Code. The permanent injunctive relief will be effective upon, and subject to the occurrence of, the effectiveness of all of the schemes.

Section 304 of the US Bankruptcy Code provides a means through which foreign trustees, liquidators, receivers and similar functionaries, and sometimes foreign debtors, may seek relief in the US bankruptcy courts ancillary to a foreign reorganization or discharge proceeding, such as a scheme of arrangement.

The preliminary injunction being sought will seek to enjoin creditors participating in the schemes from:

•	commencing or continuing any action or legal proceeding or from seeking discovery against Telewest, Telewest Jersey or any of their subsidiaries;

•	enforcing any judicial, administrative or regulatory judgment or order or arbitration award obtained against Telewest, Telewest Jersey or any of their subsidiaries; and

•	commencing or continuing any action or legal proceeding to create, perfect or enforce any lien, set-off, attachment or other claim against Telewest, Telewest Jersey or any of their subsidiaries.

After the relevant courts sanction the schemes, Telewest and Telewest Jersey will seek permanent injunctive relief substantially on the terms that:

•	the relevant schemes be given full force and effect and be binding and enforceable against each of the creditors participating in the schemes;

•	the terms of the preliminary injunction become permanent in substantially the same form;

•	scheme creditors will be enjoined from commencing or continuing any action or legal proceeding against (i) the directors, former directors or advisers of Telewest or Telewest Jersey or any of their subsidiaries, (ii) New Telewest or any of its subsidiaries or any of their directors, former directors or advisers, or (iii) Liberty Media, W.R. Huff, the Bondholder Committee and their advisers, and from seeking discovery of any nature from these parties that arises in relation to, or in connection with, or in any way out of, the Telewest and Telewest Jersey notes and debentures, the implementation of the schemes, the foreign proceedings or the Financial Restructuring, including, without limitation, each and every liability in respect of a scheme claim;

•	the High Court or Jersey Court (as relevant) retains exclusive jurisdiction to hear and determine any action or proceeding and to settle any dispute that may arise out of the construction, interpretation or administration of the schemes, provided that the participants in the scheme will remain subject to the governing law and jurisdiction provisions in any contract between the relevant company and any of its creditors; and

•	the US Bankruptcy Court:

º	retains jurisdiction over the enforcement, amendment or modification of the injunction and any request for additional relief or other proceedings within the jurisdiction of the US Bankruptcy Court; and

º	orders that no action taken by the relevant company in relation to the section 304 order constitutes any waiver of its ability to appear in the US Bankruptcy Court for certain purposes without becoming subject to the jurisdiction of any other court in the United States, or for any other purpose in the US Bankruptcy Court.

The Schemes of Arrangement

The Telewest and Telewest Jersey schemes of arrangement, or schemes, are formal mechanisms under the UK Companies Act 1985 and, in the case of the Telewest Jersey schemes, the UK Companies Act 1985 and the Companies (Jersey) Law 1991, that permit Telewest and Telewest Jersey, respectively, to enter into a compromise or arrangement with one or more classes of creditors to restructure their respective financial obligations. The schemes must each be approved by at least 75% in value and a majority in number of each class of creditor attending and voting at the creditors’ meeting. It is expected that there will be only a single class of creditor in each of the schemes. After approval by the relevant creditors, each scheme must then receive the sanction of the High Court of Justice of England and Wales and/or the Royal Court of Jersey, as the case may be. To become effective, a copy of the court order sanctioning a scheme must be delivered to the Registrar of Companies for England and Wales and/or the Jersey Registrar of Companies, as the case may be, for registration, at which point the scheme will become effective.

Once a scheme has become effective, all relevant scheme creditors are bound by its terms whether or not they actually voted in favor of it. Scheme creditors will have an opportunity, at the meetings of the scheme creditors convened in connection with the schemes, to consider and vote on the schemes and, at the High Court or Royal Court hearings, to ask questions about the proposals and to raise any objections.

The day after the effective date of the schemes is the bar date. In order to receive any consideration under the schemes, creditors of Telewest, or Telewest Jersey, having a direct or indirect claim in respect of the notes, debentures, the related guarantee of Telewest Jersey’s notes and the related intercompany loan of the proceeds of Telewest Jersey’s notes, on the record date for the schemes must have notified Telewest or Telewest Jersey, as appropriate, of the amount of their claims. Claims in respect of principal and interest on Telewest’s and Telewest Jersey’s notes, debentures, a related guarantee and a related intercompany loan will be deemed to have been notified for purposes of the relevant schemes of arrangement. Any creditors that have not notified Telewest or Telewest Jersey of the amount of their claims on or before the bar date will be bound by the terms of the relevant scheme, but will have no right to receive any New Telewest common stock or other consideration under that scheme.

Because the Financial Restructuring involves creditors of both Telewest and Telewest Jersey, separate schemes of arrangement will be required for each entity to address the claims of their respective creditors. The relevant creditors for purposes of the Telewest scheme of arrangement are:

•	all of the holders of Telewest’s notes and debentures;

•	the holders of Telewest Jersey’s notes in their capacity as beneficiaries under Telewest’s guarantee of Telewest Jersey’s notes;

•	Telewest Jersey as creditor in respect of an intercompany loan to Telewest; and

•	any other creditor with a claim in connection with Telewest’s outstanding notes, debentures, or the guarantee of Telewest Jersey’s notes or the related intercompany loan.

The relevant creditors in connection with Telewest Jersey’s schemes of arrangement are:

•	all of the holders of its notes; and

•	any other creditors with claims relating to those notes, Telewest’s guarantee of those notes or the related intercompany loan.

Telewest Jersey is a special-purpose vehicle set up to issue notes and its directors believe that it has no creditors other than those participating in its schemes of arrangement.

Holders of Telewest Jersey’s notes will participate as creditors in both the Telewest scheme, as a result of Telewest’s guarantee of Telewest Jersey’s notes, and the Telewest Jersey schemes, by virtue of their holdings of Telewest Jersey’s outstanding notes. Telewest Jersey will participate as a creditor in the Telewest scheme as a result of the intercompany loan by which it loaned the proceeds of its issuance of notes to Telewest.

It is anticipated that the directors of Telewest Jersey will exercise Telewest Jersey’s vote in the Telewest scheme in accordance with (i) the independent advice they receive as to the merits of the Telewest scheme and (ii) the views of the majority by value of the creditors voting and present at the meeting for the Telewest Jersey schemes. In order to ascertain the views of the creditors in the Telewest Jersey schemes, the Telewest Jersey scheme meetings will be held immediately before the Telewest scheme meeting. If the Telewest Jersey schemes are not approved, the Telewest scheme cannot become effective.

The High Court and the Jersey Court will each be asked to approve the holding of creditors meetings for the schemes of arrangement in respect of Telewest and Telewest Jersey. Assuming the approval of the creditors of Telewest and Telewest Jersey is obtained, it is currently expected that the court hearings to sanction the schemes would occur within approximately ten days after those approvals.

In order to ensure that the Telewest scheme does not become effective until all the other elements of the Financial Restructuring have become effective, the Telewest board of directors will give an undertaking to the High Court that the Telewest scheme will not become effective unless and until all of the following have occurred and are unconditional, or will occur or become unconditional once the Telewest scheme becomes effective:

•	the approval of the shareholders of the transactions contemplated by the Transfer Agreement;

•	the sanction of the relevant courts of the Telewest Jersey schemes and confirmation by the Telewest Jersey directors that immediately after the Telewest scheme becomes effective they will procure that the Telewest Jersey schemes become effective;

•	entry into the proposed amended senior secured credit facility on substantially the terms described under the heading “Proposed Amended Senior Secured Credit Facility” and the proposed amended senior secured credit facility has become effective and unconditional, other than for conditions subsequent;

•	acceptance of the New Telewest common stock for listing on the Nasdaq National Market, subject to notice of issuance;

•	Telewest’s entry into an escrow agreement for the receipt and distribution of New Telewest common stock to be transferred to scheme creditors and shareholders under the Telewest scheme;

•	Telewest receiving an order from the US Bankruptcy Court, enjoining claims in the United States, unless waived by a majority of Telewest’s noteholders;

•	any proceedings commenced in the United States under Chapter 11 of the US Bankruptcy Code against Telewest having been completed, unless waived by a majority of Telewest’s noteholders; and

•	the termination by Liberty Media of its relationship agreement with Telewest.

Telewest also expects to undertake to the High Court not to make the Telewest scheme effective unless it will be made effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occuring on or before March 15, 2004.

Telewest Jersey will enter into two identical, but separate, schemes of arrangement under English and Jersey law which are intended to take place simultaneously. Neither scheme will be made effective unless both schemes are made effective on the same day. In order to ensure that the Telewest Jersey schemes do not become effective until all the other elements of the Financial Restructuring have become effective, Telewest Jersey’s board of directors will give an undertaking to the High Court and the Jersey Court that the Telewest Jersey schemes will not become effective unless and until all of the following have occurred and are unconditional, or will occur or become unconditional once the Telewest Jersey schemes become effective:

•	the effectiveness of the Telewest scheme;

•	Telewest Jersey’s entry into an escrow agreement for the receipt and distribution of New Telewest common stock received by it in connection with the Telewest scheme; and

•	Telewest Jersey receiving an order from the US Bankruptcy Court enjoining claims in the United States, unless waived by a majority of Telewest Jersey’s noteholders.

Telewest Jersey also expects to undertake to the High Court and the Jersey Court not to make the Telewest Jersey schemes effective unless they will be made effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occuring on or before March 15, 2004.

Telewest has been informed that the members of the Bondholder Committee, W.R. Huff and Liberty Media in aggregate hold, or have the right to vote, over 60% of the aggregate principal amount of Telewest’s outstanding notes and debentures and hold, or have the right to vote,     % of the aggregate principal amount of Telewest Jersey’s outstanding notes. Each member of the Bondholder Committee, W.R. Huff and Liberty Media are expected to execute agreements obligating them to vote in favor of the schemes of arrangement. These agreements will be subject to the satisfaction of certain conditions and termination rights and are described in more detail below under the headings “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements” and “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements.”

The Amended Senior Secured Credit Facility Commitment Letter

Telewest and TCN are in the process of negotiating the terms of a commitment letter with the steering committee of the Senior Lenders. The draft commitment letter sets out the terms and conditions on which the Senior Lenders are prepared, subject to agreement, to make available to TCN the proposed amended senior secured credit facility. Telewest has requested that each of the Senior Lenders approve the commitment letter prior to the effective date of the registration statement of which this shareholders’ circular and prospectus is a part and the mailing of the documentation relating to the Telewest and Telewest Jersey schemes.

A term sheet, which summarizes the terms of the proposed amended senior secured credit facility, is described under the heading “Proposed Amended Senior Secured Credit Facility.” The term sheet has been circulated to the Senior Lenders by the steering committee of the Senior Lenders for their review.

Conditions

Under the current terms of the draft commitment letter, the commitment of each of the Senior Lenders to provide the facilities under the terms of the proposed amended senior secured credit facility would be subject to, among other things, the following conditions:

•	the accuracy and completeness of certain representations being made by TCN and Telewest in the commitment letter;

•	the execution of documentation relating to the facilities in the form agreed by the Senior Lenders, TCN, Telewest, the Bondholder Committee and W.R. Huff; and

•	the receipt by the steering committee of the Senior Lenders of the following agreements in a form satisfactory to the steering committee:

º	binding shareholder and noteholder voting agreements (see “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements” and

“—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements”);

º	binding agreements related to the settlement of claims arising out of Telewest’s existing foreign exchange swap contracts and the related new interest rate swap agreement (see “—Settlement Agreements—Settlement with Swap Counterparties”);

º	the agreements related to the settlement of claims arising out of a master leasing agreement with Royal Bank of Scotland (Industrial Leasing) Limited (see “—Settlement Agreements—Settlement of Master Leasing Agreements”); and

º	payment to the agent for the Senior Lenders for the account of the Senior Lenders of an up-front flat fee of 0.5% on the committed amount of the facilities, payable on the day after signing the commitment letter, if signed before December 1, 2003, or otherwise on the date the Telewest scheme becomes effective.

Termination Rights

In addition to the foregoing conditions, under the current terms of the draft commitment letter, the Senior Lenders holding at least two-thirds of the value of the total commitments may terminate the Senior Lenders’ obligations under the commitment letter upon notice to Telewest and TCN of the occurrence of one or more events, including the following:

•	the Telewest and Telewest Jersey schemes of arrangement fail to become effective on or before , 2004;

•	Telewest withdraws the Telewest scheme or the Telewest Jersey schemes or fails to confirm to certain Senior Lenders within 48 hours of a request that it is Telewest’s intention to continue with and recommend the Financial Restructuring in all material respects, or there is, in the opinion of the Senior Lenders holding two-thirds of the value of the total commitments, a material change in the terms of the Telewest scheme or Telewest Jersey schemes;

•	any of the noteholders’ and Liberty Media’s voting agreements are materially amended other than by virtue of termination of a voting agreement as a result of the disposal of some or all of the securities to which it relates;

•	any of the noteholders’ and Liberty Media’s voting agreements are withdrawn or terminated and that termination results in such voting agreements representing less than 60% of the noteholders entitled to vote in the Telewest or Telewest Jersey schemes, subject to certain exceptions;

•	any of the settlement agreements relating to the settlement of Telewest’s swap contracts or the master leasing agreement with Royal Bank of Scotland (Industrial Leasing) Limited are withdrawn, terminated or materially amended by the parties to those agreements, or any of JPMorgan Chase Bank, The Royal Bank of Scotland plc, Credit Agricole Indosuez (London branch), The Bank of New York and R.B Leasing (March) Limited take any action or exercise any remedy inconsistent with the Financial Restructuring;

•	documentation in relation to the facilities contemplated by the amended senior secured credit facility in agreed form is not signed on or before the effective date of the Telewest scheme;

•	TCN or Telewest breaches any representations, warranties or any terms of the commitment letter, or certain other letter agreements between Telewest, TCN and the steering committee, a co-ordinating committee of certain Senior Lenders or PricewaterhouseCoopers (other than breaches already acknowledged), and, if the breach can be remedied, fails promptly to remedy the breach;

•	there occurs an event or circumstance in relation to the Financial Restructuring that would result in the agent for the Senior Lender or a Senior Lender acting contrary to any law, regulation or treaty, or any official directive or official request in connection with the commitment letter and the amended senior secured credit facility;

•	there occurs a failure to obtain any permanent order of any court (including, for the avoidance of doubt, any interim order), when applied for, or a requisite majority for any vote, when sought, in order for the shareholder resolution to be passed or the scheme creditors to approve the Telewest scheme and the Telewest Jersey schemes;

•	there occurs the making of any permanent order (including any interim order) of any court or governmental body of competent jurisdiction restraining, enjoining or otherwise preventing the completion of the Financial Restructuring;

•	any event occurs or circumstances arise which, in the opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, has a material adverse change to the business plan of Telewest or a material adverse change to the assets, liabilities, business or prospects of Telewest or affect the ability of TCN and its subsidiaries to perform all or any of their respective material obligations under the proposed amended senior secured credit facility;

•	any written information provided by Telewest or its advisers or any oral information provided by certain officers or advisers of Telewest in connection with the Financial Restructuring to the steering committee or its agents and advisers is inaccurate or incomplete in any respect which, in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, is regarded as material in the context of the Financial Restructuring, or the decision to provide the amended senior secured credit facility;

•	TCN or Telewest fails to disclose facts or information in connection with the Financial Restructuring to the agent for the Senior Lenders which, in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments, is regarded as material in the context of the Financial Restructuring, or the decision by a Senior Lender to provide the amended senior secured credit facility;

•	any creditor or creditors of Telewest or TCN takes any action or step which in the reasonable opinion of the Senior Lenders holding at least two-thirds of the value of the total commitments is likely to impair any of the security given for the benefit of the Senior Lenders under the security documents relating to the existing senior secured credit facility; or

•	Telewest or Telewest Jersey do not obtain a permanent injunction under section 304 of the US Bankruptcy Code prior to the effective date of the schemes.

Undertakings

In addition to the other conditions to the draft commitment letter, Telewest and TCN will undertake, among other things, that:

•	Telewest will repay to TCN the sum of £41 million (together with accrued interest) held in trust for repayment to TCN pursuant to the terms of the trust deed dated October 1, 2002, which repayment would result in the amount being subject to the Senior Lenders’ security interest;

•	Telewest and TCN will not make, or fund the making of, any payments of principal or cash interest that is owing or may become owing on the notes and debentures of Telewest and Telewest Jersey; and

•	neither TCN nor any of its subsidiaries will make payments restricted under the existing senior secured credit facility.

The current draft of the commitment letter contemplates that the commitment letter will automatically terminate on the earlier of                     , 2004 and the date the facilities contemplated by the proposed amended senior secured credit facility become effective.

The commitment letter is not finalized and is subject to further negotiations among the parties.

Settlement Agreements

Release Agreement

Telewest and some of its officers, directors and affiliates (including Liberty Media and IDT) expect to reach an agreement with a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and Qwest Occupational Health Trust to settle claims made by one or more of the plaintiffs in actions in the United States against Telewest, certain of Telewest’s current and former directors and officers and a Liberty Media affiliate.

The release agreement, which will be conditional upon the effectiveness of the Telewest scheme of arrangement, will provide that the parties will covenant not to sue each other and to fully, finally and forever release each other from any and all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements.

In addition, prior to the sanction of the Telewest scheme by the High Court, W.R. Huff is expected to procure the consent of The Huff Alternative Fund LP to the withdrawal or dismissal of the winding up petition presented by Credit Agricole Indosuez in respect of Telewest dated October 29, 2002 and the taking of all steps that are necessary to bring such consent to the attention of the High Court.

Settlement with Swap Counterparties

Telewest is a party to agreements with swap counterparties under which payments by Telewest of approximately £33.3 million remain unpaid. The counterparties to the swaps are all unsecured creditors that would rank equally with the holders of Telewest’s unsecured notes and debentures on liquidation. Three of the swap counterparties, Royal Bank of Scotland, JPMorgan and The Bank of New York, are also Senior Lenders under Telewest’s existing senior secured credit facility and their consent is required to enter into the proposed amended senior secured credit facility as contemplated by the Financial Restructuring. These consents are therefore essential to the implementation of the Financial Restructuring.

Telewest has agreed in principle to the terms of separate settlement agreements with each of the swap counterparties. Under these settlement agreements, all of the outstanding liabilities under the swap agreements will be discharged on the date that the Telewest scheme of arrangement becomes effective. The settlement agreements also provide that TCN will enter into a £1 billion notional amount fixed-for-floating interest rate swap for a period of three years, set at a 90 basis point premium over a market-fixed swap rate. The new swap will be entered into with the four counterparties to its settled, but unpaid, swaps. The interest rate swap will have a share in the security provided to the Senior Lenders under the terms of Telewest’s proposed amended senior secured credit facility.

Under the terms of the settlement agreements, the swap counterparties will agree not to commence or continue any legal action against Telewest in relation to the swap agreements. In addition, under a side letter to its settlement agreement, Credit Agricole Indosuez is expected to agree to the dismissal of the winding-up petition which it presented on October 29, 2002. The winding-up petition was presented following the non-payment by Telewest of approximately £10.5 million due to Credit Agricole Indosuez. It is anticipated that The Royal Bank of Scotland will also withdraw its support for the winding-up petition under the terms of a side letter to its settlement agreement. The consent of The Royal Bank of Scotland is required because The Royal Bank of Scotland has served a notice of intention to appear in support of the winding-up petition.

Waiver of Breaches of Master Leasing Agreements

Telewest is in breach of the master leasing agreement between it and RB Leasing (March) Limited (assigned to Royal Bank of Scotland (Industrial Leasing) Limited) and the sublease entered into under that master leasing agreement. TCN is also in breach of the master leasing agreement made between TCN and Royal Bank Leasing Limited for itself and as agent for W&G Lease Finance Limited and W&G Equipment Leasing Limited and four subleases entered into under that master leasing agreement. These leasing agreements are together referred to as the RB Leases in this shareholders’ circular and prospectus.

The RB Leases provided Telewest with the financing necessary to obtain certain telephone and television software, hardware and related equipment. The equipment provided under the RB Leases is essential to the operation of Telewest’s businesses. If the RB Leases were to be terminated by RB Leasing as a result of breaches that have arisen, or that may arise as a result of the Financial Restructuring, Telewest would be required to pay all amounts due and not paid over the term of the RB Leases. Telewest is permitted under the RB Leases to sell the leased software, hardware and equipment on behalf of the lessors and apply any proceeds against amounts otherwise due to RB Leasing.

RB Leasing, consisting of Royal Bank of Scotland (Industrial Leasing) Limited and Royal Bank Leasing Limited for itself and as agent, is the counterparty to the RB Leases, and is a member of the same group of companies as The Royal Bank of Scotland plc, which is one of the Senior Lenders. The proposed amended senior secured credit facility, to which The Royal Bank of Scotland plc will be a party, is conditional upon, among other things, the waiver by RB Leasing of the breaches under the RB Leases.

Telewest has agreed in principle with RB Leasing to the terms of an agreement waiving breaches of the terms of the RB Leases including those that have arisen, or that may arise, as a result of the Financial Restructuring. In consideration for RB Leasing’s waiver, Telewest will agree to (i) a reduced term of the RB Leases with TCN; (ii) an increase in the margin on the RB Leases; (iii) the amendment of the rental profile on each RB Lease to include a balloon rental to fully amortize RB Leasing’s investment in each RB Lease; (iv) the payment of a default waiver fee of 1.25% on the capital amount outstanding on all of the RB Leases; and (v) the payment by TCN of a supplementary rental in an amount of approximately £568,000 on September 30, 2006 in respect of the RB Leases.

The waiver agreement is conditional upon the Telewest scheme becoming effective and the occurrence of the following events:

•	the novation and amendment of some of the RB Leases;

•	resolutions of the board of directors of Telewest and its subsidiaries approving and authorizing the entry into the waiver agreement and authorizing its appropriate officers to execute and deliver the waiver agreement;

•	The Royal Bank of Scotland plc reaching agreement with Telewest and its subsidiaries regarding foreign exchange contracts to which it is a counterparty (see “—Settlement with Swap Counterparties”);

•	the payment by TCN of a default waiver fee of 1.25% on the capital amount outstanding on all the RB Leases as at June 30, 2003; and

•	the payment by Telewest of reasonable legal costs and expenses incurred by RB Leasing before the effective date of the Telewest scheme.

If the Telewest scheme does not become effective, the waiver agreement will not become effective.

Liquidation of Telewest and Telewest Jersey

After the effective date of the Telewest scheme, Telewest will cease to hold assets relating to, or have a relationship with, the continuing operations of its historical business. The Telewest board of directors is expected to seek to wind up Telewest in a shareholders’ voluntary liquidation. Resolutions regarding the winding-up of Telewest, appointing a liquidator of Telewest and sanctioning the exercise by the liquidator of certain powers, will be proposed at an extraordinary general meeting of Telewest shareholders after the effective date of the Telewest scheme of arrangement. Telewest UK, a wholly owned subsidiary of New Telewest formed under the laws of England and Wales, will agree, pursuant to the Transfer Agreement, to indemnify Telewest in respect of substantially all of Telewest’s debts, obligations and liabilities. As a result of the indemnity, Telewest UK will be obligated to meet substantially all of the liabilities that have not been compromised pursuant to the scheme or otherwise assumed by TCN, Telewest Limited or Telewest UK directly. Cash will also be held in trust by Telewest to meet certain liabilities not covered by the indemnity.

As substantially all of Telewest’s assets will have been transferred to Telewest UK under the Transfer Agreement, Telewest does not expect Telewest shareholders to receive any dividend or distribution during the course of the liquidation of Telewest.

Telewest Jersey is a special purpose vehicle set up to issue the Telewest Jersey notes. As a result, it has no assets other than the intercompany loan owed to it by Telewest, which will be compromised pursuant to the Telewest scheme of arrangement.

The Telewest Jersey board of directors will likewise seek to wind up Telewest Jersey. The Telewest Jersey directors believe that all of Telewest Jersey’s liabilities will have been compromised under its schemes. Telewest UK will also agree, pursuant to the Transfer Agreement, to indemnify Telewest Jersey in respect of substantially all of its liabilities not compromised in the Financial Restructuring. As a result, Telewest UK expects to meet substantially all of the liabilities that remain. Telewest Jersey does not expect Telewest (its sole shareholder) to receive any dividend or distribution during the course of its liquidation.

Both Telewest and Telewest Jersey expect to commence their respective shareholders’ voluntary liquidations promptly after the effective date of the relevant schemes.

Interests of Certain Persons in the Financial Restructuring

Directors and Executive Officers

When considering the recommendation of Telewest’s directors, you should be aware that some of Telewest’s directors and executive officers have interests in the Financial Restructuring that are different from, or in addition to, your interests as shareholders.

Directors’ Shareholdings

Telewest’s current directors and executive officers beneficially own 585,636 Telewest shares in the form of Telewest ordinary shares and ADRs, representing approximately 0.02% of Telewest’s issued share capital. As a result of the Financial Restructuring, certain Telewest incentive share schemes will accelerate resulting in Telewest’s directors and executive officers receiving an additional 355,106 Telewest shares. In aggregate, the Telewest shares held by Telewest’s directors and executive officers, including shares received upon acceleration of Telewest incentive share schemes, will entitle them to receive                  shares of New Telewest common stock in connection with the Financial Restructuring. Telewest directors beneficially owning 392,304 Telewest shares, or less than 1% of Telewest’s issued share capital, have indicated their intention to vote these shares in favor of the Financial Restructuring.

Charles Burdick, who is the Managing Director of Telewest, President and Chief Executive Officer of New Telewest and a member of the board of directors of both Telewest and New Telewest, currently beneficially owns 294,201 Telewest shares, representing less than 0.01% of Telewest’s issued share capital, and $100,000 in principal amount of Telewest’s Senior Debentures due 2006. Mr. Burdick will also receive 185,915 Telewest shares in connection with the Financial Restructuring as a consequence of the acceleration of Telewest incentive shares schemes and 106,511 Telewest shares under awards which have already vested but have not yet been transferred to him. As a result of his ownership interests in Telewest shares and debentures, Mr. Burdick will be entitled to receive          shares of the common stock of New Telewest, representing less than 0.01% of the outstanding common stock of New Telewest, in connection with the Financial Restructuring.

Stephen Cook, who is the Group Strategy Director and General Counsel and a member of the board of directors of Telewest, and a Vice President, Group Strategy Director and General Counsel of New Telewest, and Neil Smith, who is the Group Finance Director of Telewest and a Vice President and Chief Financial Officer of New Telewest, will, as a result of their beneficial ownership of Telewest shares and the acceleration of certain Telewest incentive share schemes, be entitled to receive in aggregate          shares of the common stock of New Telewest, representing less than 0.01% of the outstanding common stock of New Telewest, in connection with the Financial Restructuring.

It is anticipated that some Telewest bondholders, including potentially some or all of the bondholders who designated a member of New Telewest’s initial board of directors, will become significant stockholders of New Telewest as a result of the Financial Restructuring.

Stock Options

Telewest’s current directors and executive officers hold options to acquire 7,975,107 Telewest shares, representing approximately 0.19% of Telewest’s fully diluted share capital, all of which will be capable of being exercised as a result of the Financial Restructuring. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest share. As a result, any director or executive officer choosing to exercise his or her options would be required to pay more to exercise their options than the shares received would be worth at current market prices. If Telewest’s current directors and executive officers were to exercise their options for Telewest shares, the resultant Telewest shares would entitle them to          shares of New

Telewest common stock. Telewest’s directors and officers have no options to acquire shares in New Telewest. New Telewest intends to establish incentive compensation plans under which management may be entitled to the grant of options to acquire shares of New Telewest common stock in the future.

Continuing Management

Charles Burdick, who is currently a director of Telewest, is also a director of New Telewest. Charles Burdick, Stephen Cook and Neil Smith are currently executive officers of both Telewest and New Telewest. Following the Financial Restructuring, they will no longer be executive officers of Telewest. Charles Burdick, Telewest’s Group Managing Director, has agreed to continue in his current position through the completion of the Financial Restructuring and thereafter as Chief Executive Officer of New Telewest at the pleasure of the New Telewest board of directors. In consideration for his agreement to continue on during this period, the Bondholder Committee and W.R. Huff, through counsel for the Bondholder Committee, have expressed their support for the proposal that, upon his departure, Mr. Burdick would be entitled to receive a lump sum severance payment of £500,000 and would continue to receive medical benefits coverage, consistent with the coverage Mr. Burdick currently receives from Telewest, for twelve months following his last day of employment. The parties believe that this arrangement should be implemented, to the extent necessary, by amending Mr. Burdick’s existing employment agreement.

When the Financial Restructuring is completed, the New Telewest board of directors will include only one director who is currently on Telewest’s board of directors, Charles Burdick. Almost all of New Telewest’s directors were designated by certain of the existing principal holders of Telewest’s notes and debentures. The new board of directors may seek to expand or change the senior management team by hiring additional personnel. Cob Stenham, Chairman of Telewest, has also agreed, as Chairman Emeritus of New Telewest, to serve as a consultant and senior adviser to New Telewest and its board of directors.

Employment Agreements

Each of Charles Burdick, Stephen Cook and Neil Smith has an employment agreement with Telewest Communications Group Limited, a wholly owned subsidiary of Telewest. These agreements are described in more detail under the heading “Management—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

Flextech plc entered into an employment agreement with Stephen Cook, Group Strategy Director and General Counsel of Telewest, dated October 21, 1998. Stephen Cook’s employment agreement was subsequently transferred to Telewest Communications Group Limited on June 22, 2000. The employment agreement was amended on July 17, 2003 and remains in effect unless terminated by either party giving the other party not less than twelve months’ notice. However, Stephen Cook’s employment agreement is capable of being terminated by him as a result of the Financial Restructuring. Under the employment agreement, Stephen Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the Financial Restructuring. If Stephen Cook were to terminate his employment agreement in this manner, he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs.

None of the other executive officers of Telewest has an employment agreement that includes change-in-control provisions that will be triggered as a result of the Financial Restructuring.

Indemnification and Directors’ and Officers’ Liability Insurance Coverage

Subject to restrictions imposed by law, Telewest officers and directors are indemnified by Telewest against liabilities incurred by them in the execution of their duties and the exercise of their powers, authority and discretion. Telewest currently purchases and maintains, and following the effective date of the Telewest scheme, TCN will purchase and maintain, insurance that, subject to policy terms and limits of coverage, indemnifies present and former officers and directors of Telewest and its subsidiaries, including New Telewest, against liabilities incurred by them as directors and officers.

New Telewest’s charter requires New Telewest to indemnify its current and former directors and officers against certain liabilities to the fullest extent permitted by law. New Telewest’s by-laws also provide that New

Telewest may purchase and maintain insurance on behalf of any of its directors, officers or agents. New Telewest and TCN will also likely enter into indemnification agreements with their respective directors and officers. Telewest has agreed, through the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.

Noteholders and Shareholders

The members of the Bondholder Committee, W.R. Huff, Liberty Media and IDT are expected to enter into a voting agreement with Telewest and Telewest Jersey. The voting agreements will supersede, in part, a term sheet, signed on September 12, 2003, among the same parties that sets forth the general terms for the Financial Restructuring. These parties have interests in the Financial Restructuring that are different from, or in addition to, your interests as shareholders.

Noteholder Voting Agreements

Telewest has been informed that the members of the Bondholder Committee, W.R. Huff and Liberty Media, in aggregate, hold, or have the right to vote, over 60% of the aggregate principal amount of Telewest’s outstanding notes and debentures and hold, or have the right to vote, approximately         % of the aggregate principal amount of Telewest Jersey’s outstanding notes. Each of the members of the Bondholder Committee, W.R. Huff and Liberty Media are expected to enter into a voting agreement with Telewest and Telewest Jersey, under which they will each agree:

•	to vote all of the claims in respect of the notes and debentures that they hold, or have the right to vote, in favor of the relevant scheme of arrangement;

•	except as already commenced but stayed or otherwise held in abeyance, not to take any action against Telewest or any of its subsidiaries including Telewest Jersey in connection with defaults or events of default under the indentures for the notes and debentures or certain steps to be taken in connection with the Financial Restructuring;

•	not to vote in favor of, or otherwise support, in respect of Telewest, Telewest Jersey and TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any notes or debentures held as of the date of the voting agreements except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions comprising the Financial Restructuring.

In consideration for the undertakings in the agreement, Telewest and Telewest Jersey will undertake to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible.

The noteholders will have the ability to terminate the voting agreements upon the occurrence of any of the following:

•	the draft explanatory statement in respect of the Telewest and Telewest Jersey schemes not having been made publicly available to scheme creditors on or before January 15, 2004;

•	the failure of the Telewest or Telewest Jersey schemes to become effective by the later of March 31, 2004 or 60 days after the date of any vote by scheme creditors, subject to such vote occurring on or before March 15, 2004;

•	Telewest or any administrator appointed for Telewest or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring;

•	the failure to obtain any order of a court of England and Wales, or Jersey, when applied for, or the requisite majority votes of the noteholders or shareholders, when sought, in connection with the Financial Restructuring, or each of the order of the High Court which sanctions the Telewest scheme and the orders of the High Court and the Royal Court of Jersey which sanction the Telewest Jersey schemes by the later of March 31, 2004 or 60 days after the date of any vote by scheme creditors, subject to such vote occurring on or before March 15, 2004;

•	the making of a permanent order of any court or governmental body restraining, enjoining or otherwise preventing the consummation of the Financial Restructuring;

•	the failure of Telewest to pay, on or prior to the date of any vote required by the noteholder parties to the voting agreements, all fees and expenses of the noteholder parties to the voting agreements and their advisers and counsel properly submitted for reimbursement at least 5 business days prior to such date;

•	a material adverse change to Telewest’s business plan or a material adverse change to the assets, liabilities, business or prospects of Telewest or its subsidiaries;

•	a material adverse change to the Telewest scheme, the Telewest Jersey schemes, or the amended senior secured credit facility after the date of the voting agreements; and

•	any member of the Bondholder Committee, W.R. Huff, Liberty Media and/or IDT either terminates its obligations under its voting agreement or materially changes its voting agreement.

Where the noteholder performs investment management services for the beneficial owner of the notes or debentures, the requirements of the agreement will not apply to the notes or debentures involved if the advisory relationship is terminated for certain reasons not related to the subject matter of the voting agreement, or to notes or debentures disposed of by the beneficial owner at the direction of the noteholder.

Under the voting agreements, the term sheet among Telewest, Telewest Jersey, the members of the Bondholder Committee, W.R. Huff, Liberty Media and IDT will be superseded, except that, among other things, the following obligations continue in full force:

•	after the public mailing of the scheme documents, Telewest, its board of directors and management will provide certain members of the Bondholder Committee and W.R. Huff with access and assistance in connection with a due diligence review of Telewest and New Telewest and Telewest will work with those parties to present a business plan, based on Telewest’s current long-range plan; Telewest has agreed to allow the due diligence review to begin early, and has been providing certain members of the Bondholder Committee and W.R. Huff with the contemplated access and assistance (see “Risk Factors—After completion of the Financial Restructuring New Telewest will continue to be subject to significant risks—The new directors of New Telewest may change Telewest’s current long-range plan”); and

•	Telewest will pay in full on demand through the conclusion of the Financial Restructuring all reasonable fees and expenses of outside counsel and other outside advisers to each member of the Bondholder Committee and W.R. Huff incurred in connection with the Financial Restructuring (see “—Payment of Fees and Expenses” below).

The Term Sheet also reflects the parties’ intention that, immediately after the Financial Restructuring is completed, New Telewest’s board of directors would undertake a review of New Telewest’s management practices and team to ensure compliance with best practices in the United States and United Kingdom and would consider supplementing the management team.

The voting agreements will not preclude any member of the Bondholder Committee, W.R. Huff or Liberty Media from purchasing additional notes, provided that any additional notes held as of the record date for creditor votes on the schemes of arrangement will be subject to the terms of the agreement. The voting agreements to be entered into by members of the Bondholder Committee and W.R. Huff are governed by New York law.

Shareholder Voting Agreements

Liberty Media. Liberty Media currently beneficially owns over 17% of Telewest’s share capital. Approximately 7% of Telewest’s share capital, previously beneficially owned by Liberty Media, was held by Liberty Flex Holdings Limited, a subsidiary of Liberty Media. On July 22, 2003, Liberty Flex Holdings Limited was struck off the Companies House register before it was able to transfer or distribute the Telewest shares to another subsidiary of Liberty Media. As long as Liberty Flex Holdings Limited is struck from the Companies House register, neither Liberty Media or any of its subsidiaries will be able to vote or take any action in relation to those shares. If Liberty Media is able to obtain the reinstatement of Liberty Flex Holdings Limited to the register of companies prior to the record date for Telewest’s extraordinary general meeting, it will be able to vote over 25% of Telewest’s share capital. Liberty Media is expected to enter into a voting agreement with Telewest and Telewest Jersey in which it agrees:

•	to vote its claims as a holder of Telewest notes and debentures as described above under the heading “—Noteholder Voting Agreements;”

•	to vote, or, subject to the restoration of Liberty Flex Holdings Limited to the Companies House register prior to the relevant meeting, procure that the relevant registered holders shall vote, in favor of both the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the voluntary liquidation of Telewest subsequent to the Financial Restructuring, and to take all reasonable steps to have Liberty Flex Holdings Limited restored to the Companies House register as soon as practicable;

•	not to take any action against Telewest or any of its subsidiaries, including Telewest Jersey, in connection with defaults or events of default under the indentures for the notes and debentures resulting from non-payment or prospective non-payment of principal and/or interest or certain steps to be taken in connection with the Financial Restructuring;

•	not to vote in favor of, or otherwise support, in respect of Telewest, Telewest Jersey and TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any notes, debentures or shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions comprising the Financial Restructuring.

Liberty Media’s voting agreement will also contain a prohibition on New Telewest’s and its subsidiaries’ disposal of the shares or assets of designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. The prohibition will be substantially similar to that contained in the relationship agreement between Liberty Media and Telewest. In aggregate, these subsidiaries account for a material portion of Telewest’s business. The prohibition restates certain contractual rights that Liberty Media had under the relationship agreement and is intended to prevent the occurrence of adverse tax consequences to Liberty Media related to a gain recognition agreement entered into between Liberty Media and the US Internal Revenue Service in 1994.

Liberty Media’s consent will not be required under the voting agreement for strategic combinations or merger transactions that do not involve the disposition of the shares or assets of the designated subsidiaries, including any transaction involving the acquisition or disposition of all of the stock or assets of New Telewest. In addition, Liberty Media will agree to not withhold its consent to a transaction if the transaction, in its reasonable judgment, would not require it to recognize gain under its gain recognition agreement with the Internal Revenue Service. Notwithstanding the foregoing, Liberty Media will be entitled to terminate the voting agreement if Telewest enters into a material acquisition or disposal outside the ordinary course of its business without Liberty Media’s consent.

The prohibition on the disposition of the shares or assets of designated subsidiaries under the voting agreement will remain in effect until the earliest occurrence of the following:

•	Liberty Media’s disposal of its entire shareholding in New Telewest in a taxable transaction for US income tax purposes;

•	the expiration of Liberty Media’s gain recognition agreement with the Internal Revenue Service due to the satisfaction of requirements under US Treasury regulations; and

•	January 1, 2005.

Under the voting agreement Liberty Media will use its reasonable commercial efforts to cause its gain recognition agreement with the Internal Revenue Service to expire as soon as reasonably practicable.

The voting agreement can be terminated under the same circumstances as the noteholder voting agreements described above (except as to noteholder expense reimbursement), except that the voting agreement may also be terminated if, without the prior written consent of Liberty Media, Telewest:

•	does not pay, upon the mailing of materials related to Telewest’s scheme of arrangement, any and all fees and expenses incurred by Liberty Media in connection with the Financial Restructuring as to £1.2 million;

•	enters into a material acquisition or disposal outside the ordinary course of business;

•	borrows in aggregate in excess of £50 million or grants security interests over assets with an aggregate value of more than £50 million;

•	allots or issues Telewest shares under certain circumstances;

•	appoints or removes Telewest’s Chief Executive Officer;

•	increases the number of Telewest’s directors beyond 16; or

•	enters into a transaction to which the UK City Code on Takeovers and Mergers will apply.

The voting agreement prohibits the sale, transfer or assignment of any notes or debentures held as of the date of the voting agreement except to a person who has entered into a voting agreement. The voting agreement is governed by the laws of New York.

IDT Corporation. IDT beneficially owned over 23% of Telewest’s share capital as of November 18, 2003. According to public statements of Liberty Media, as at June 30, 2003 approximately 11% of IDT’s outstanding share capital is held directly or indirectly by Liberty Media. In addition, Liberty Media has the right to appoint a director to the board of IDT. IDT is expected to enter into a voting agreement with Telewest and Telewest Jersey in which it agrees:

•	to vote all of its shares in favor of both the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the voluntary liquidation of Telewest after the Financial Restructuring;

•	not to vote in favor of, or otherwise support, in respect of Telewest, Telewest Jersey and TCN, or all or substantially all of the assets of any of them, any involuntary insolvency or similar proceeding, the appointment of a receiver or administrator, any scheme of arrangement or voluntary restructuring, or any other compromise with creditors (other than in connection with the Financial Restructuring);

•	not to sell, transfer or assign any shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement; and

•	to act in good faith to consummate the transactions contemplated by the Financial Restructuring.

In consideration for the undertakings in the agreement, Telewest and Telewest Jersey will undertake to take all acts reasonably necessary to effect the Financial Restructuring as promptly as possible.

The voting agreement can be terminated under the same circumstances as the noteholder voting agreements described above (except as to noteholder or Liberty Media expense reimbursement) and is governed by the laws of New York.

Termination of the Relationship Agreement

Simultaneously with its delivery of a voting agreement, Liberty Media is expected to enter into an agreement terminating the relationship agreement between Liberty Media, certain of its subsidiaries and Telewest effective on the effective date of the Telewest scheme. The relationship agreement restricts Telewest from entering into specified transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Telewest, without the consent of Liberty Media. In addition, Telewest’s articles of association provide Liberty Media with the right to appoint three directors to the Telewest board of directors as long as it holds more than 12.5% of Telewest’s shares. Liberty Media voluntarily withdrew the directors it had appointed to the Telewest board pursuant to the relationship agreement on July 17, 2002. Liberty Media has not exercised its director appointment rights under Telewest’s articles of association since that time. For additional information relating to the relationship agreement, see “Certain Relationships, Related-Party Transactions and Material Contracts—Liberty Media—Relationship Agreement and Voting Agreement.”

Director Designations

In accordance with the September 12, 2003 term sheet, the current directors of New Telewest were designated by members of the Bondholder Committee and W.R. Huff. See “Management” for further details. None of the parties to the term sheet or voting agreements will have any further rights in respect of the election of directors or the appointment of executive officers of New Telewest after the effective date of the Telewest scheme.

Due Diligence Access

As part of the Financial Restructuring, certain members of the Bondholder Committee and W.R. Huff have been provided with access and assistance in connection with a due diligence review of Telewest, and Telewest has agreed to work with those parties to present a business plan, based on Telewest’s current long-range plan. See “Risk Factors—After completion of the Financial Restructuring New Telewest will continue to be subject to significant risks—The new directors of New Telewest may change Telewest’s current long-range plan.”

Payment of Fees and Expenses

Telewest has agreed that it will pay the reasonable fees and expenses of each member of the Bondholder Committee and W.R. Huff, including outside advisers’ fees, incurred in connection with the Financial Restructuring, including, among other things:

•	any proceeding and any litigation in which a member of the Bondholder Committee or W.R. Huff is or may be involved relating to the Financial Restructuring; and

•	any due diligence or other investigation conducted by or on behalf of any member of the Bondholder Committee or W.R. Huff.

In addition, Telewest has agreed to pay fees and expenses incurred by Liberty Media up to £1.2 million. See “The Financial Restructuring—Costs of the Financial Restructuring.”

Registration Rights Agreement

In connection with the Financial Restructuring, New Telewest has agreed to enter into a registration rights agreement for the benefit of all persons whose resales of shares of New Telewest common stock received in the Financial Restructuring may be subject to the limitations of Rule 145 under the Securities Act. These persons are referred to in this section as Holders. Any person who delivers to New Telewest a written statement indicating that such person could reasonably be considered an “underwriter” under Rule 145 under the Securities Act of shares of New Telewest common stock transferred to that person in connection with the schemes of arrangement and who delivers to New Telewest an executed joinder agreement will be eligible to become a party to the registration rights agreement and therefore a Holder (unless counsel to New Telewest opines that that person should not be considered to be an underwriter).

Under the registration rights agreement, New Telewest will file a shelf registration statement for the shares of New Telewest common stock held by Holders so as to permit the offer and sale to the public of those shares. New Telewest will keep the shelf registration statement effective until the earlier of:

•	the date that all Holders have disposed of all of the shares of New Telewest common stock that they hold; and

•	two years from the effectiveness of the Telewest scheme.

New Telewest will also grant to (i) each Holder that will beneficially own at least 5% of the New Telewest common stock outstanding immediately after the Financial Restructuring and (ii) any group of Holders beneficially owning in aggregate at least 5% of the outstanding shares of New Telewest common stock immediately after the Financial Restructuring, the right to cause New Telewest to file, at its expense, registration statements under the Securities Act, covering resales of the shares of New Telewest common stock held by them. In either case, the aggregate value of the shares being registered must be at least $15 million and the number of shares covered thereby must be at least 3% of the number of outstanding shares of New Telewest common stock. Only one registration demand may be made in any 180-day period. The right to cause New Telewest to file a registration statement will not be exerciseable if the shelf registration statement is still effective, except in connection with an underwritten offering.

New Telewest will also grant customary “piggy back” registration rights under the registration rights agreement, which will give Holders the right to require New Telewest to include all or a portion of their shares in a registration of common stock proposed by New Telewest under the Securities Act. In addition, New Telewest will provide customary indemnification and contribution obligations with respect to liabilities that Holders may become subject to in connection with the rights granted under the registration rights agreement.

The rights under the registration rights agreement will terminate on the later of the date that the Holders could sell their shares of New Telewest common stock free of any volume limitations imposed by Rule 144 and Rule 145 under the Securities Act and the date that all Holders have disposed of all of their shares of New Telewest common stock. In addition, beginning on the second anniversary of the effective date of the Telewest scheme, the rights of any Holder will terminate (and that person will cease to be a party to the registration rights agreement) on the date that that person (together with its affiliates) beneficially owns shares of New Telewest common stock that constitute less than 1% of the outstanding New Telewest common stock.

Recommendation of the Telewest Board

The Telewest directors are expected to determine that the Financial Restructuring is in the interests of Telewest.

The Telewest directors are expected to determine that the resolution in the accompanying notice of extraordinary general meeting is in the best interests of Telewest and its shareholders taken as a whole and to recommend that Telewest shareholders vote in favor of the resolution.

Factors Considered by the Telewest Board

It is anticipated that, after due consideration, the Telewest board of directors will:

•	determine that the Financial Restructuring is in the best interests of Telewest and its stakeholders taken as a whole;

•	approve the Transfer Agreement;

•	determine to recommend that the shareholders of Telewest vote in favor of the resolution approving the transactions contemplated by the Transfer Agreement;

•	approve calling a shareholder meeting; and

•	approve additional resolutions related to the Financial Restructuring.

In its consideration of the Financial Restructuring, the Telewest board expects to consult with Telewest’s management as well as its outside legal counsel and financial advisers, and is considering the following potentially material factors:

1.	all the reasons described above under “—Background and Reasons for the Financial Restructuring;”

2.	the expected agreement of the Bondholder Committee and W. R. Huff, who hold approximately % of principal amount of Telewest’s outstanding notes and debentures and approximately % of principal amount of Telewest Jersey’s outstanding notes, to vote in favor of the Financial Restructuring;

3.	the expected agreement of Liberty Media, who holds approximately % of the principal amount of the Telewest notes, to vote in favor of the Financial Restructuring;

4.	the expected agreement of Liberty Media and IDT, who beneficially own over 17% and 23%, respectively, of Telewest’s share capital, respectively, to vote in favor of the transactions contemplated by the Transfer Agreement;

5.	the expected agreement of each of the Senior Lenders under the existing senior secured credit facility to enter into the proposed amended senior secured credit facility if the Financial Restructuring is completed;

6.	financial advice from Citigroup and Gleacher, a summary of which is set out below under “—Summary of Financial Advice”;

7.	the fact that the Telewest shareholders will have their ownership interest in the company’s operations diluted from 100% to 1.5% if the Financial Restructuring is completed;

8.	that the proposed restructuring is a result of lengthy negotiations among Telewest’s major stakeholders, and that any alternative or changes to the existing structure risk upsetting the balance of interests achieved with the proposed Financial Restructuring, and that the board has no reason to believe that any alternative proposal would be acceptable to those major stakeholders;

9.	the view of the Telewest directors that if the Financial Restructuring is not completed on the terms described in this shareholders’ circular and prospectus, there is a risk that further creditor action will be taken, including action to wind up Telewest. Certain creditors have already taken action against Telewest (which will only be permanently dismissed or withdrawn if the Financial Restructuring is implemented successfully). Creditor action could result in there being insufficient time to implement any alternative financial restructuring before Telewest becomes subject to an enforced insolvency or liquidation process;

10.	the fact that, if successful, the Financial Restructuring will result in Telewest remaining as a going concern with a significantly reduced debt burden;

11.	the ability to complete the Financial Restructuring in a tax-efficient manner; and

12.	the terms and conditions of the Transfer Agreement and the Financial Restructuring, including the conditions to completion of the transaction.

In view of the wide variety of factors that are being considered in connection with the Telewest board’s evaluation of the Financial Restructuring and the complexity of these matters, the Telewest board is unlikely to find it useful to, and may not attempt to, quantify, rank or otherwise assign relative weights to these factors. The Telewest board is also unlikely to undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, is favorable or unfavorable to the Telewest board’s ultimate determination, but rather the Telewest board will conduct an overall analysis of the factors described above. In considering the factors described above, individual members of the Telewest board may give different weight to different factors.

The Telewest board is likely to consider all these factors as a whole.

Summary of Financial Advice

Citigroup Global Markets Limited has acted as financial adviser to Telewest in connection with the Financial Restructuring, and Gleacher Shacklock Limited has acted as financial adviser to the directors of

Telewest in connection with the Financial Restructuring. In connection with their engagement, Telewest will request that Citigroup and Gleacher evaluate the fairness, from a financial point of view, of the Financial Restructuring to Telewest’s shareholders. Citigroup and Gleacher expect to express an opinion on the fairness, from a financial point of view, to the shareholders of Telewest of the Financial Restructuring, in connection with the Telewest directors’ decision about whether to recommend the Financial Restructuring. In providing financial advice to the directors of Telewest, Citigroup and Gleacher have relied upon the Telewest directors’ commercial assessments of the Financial Restructuring. However, none of the analyses summarized below, alone or together, constitute an opinion of Citigroup or Gleacher.

The financial analysis of Citigroup and Gleacher will be among the many factors taken into consideration by the directors of Telewest in making their decision about whether to recommend that creditors and shareholders approve the Financial Restructuring. Please see the section entitled “—Factors Considered by the Telewest Board.” The terms of the Financial Restructuring are being determined through negotiations between Telewest and its creditors, and the terms of the Financial Restructuring are expected to be recommended and approved by the directors of Telewest. Although Citigroup and Gleacher are providing financial advice to the directors of Telewest and have participated in such negotiations on behalf of Telewest, any decision to propose the Financial Restructuring and to agree to the terms of the Financial Restructuring will be solely that of the directors of Telewest.

Citigroup and Gleacher have consented to the inclusion of the summary of their financial advice in this shareholders’ circular and prospectus. In giving such consent, neither Citigroup nor Gleacher concedes that it comes within the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the US Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act or the rules and regulations of the US Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this shareholders’ circular and prospectus forms a part.

In providing their financial advice, Citigroup and Gleacher, among other things:

•	reviewed voting agreements (and related term sheets), which are expected to be executed by holders of not less than 60% of the aggregate principal amount of Telewest’s notes and holders of approximately 41% of Telewest’s outstanding issued share capital;

•	reviewed a draft of the explanatory statement dated November 12, 2003 and a draft dated November 10, 2003 of the shareholders’ circular and prospectus (together, the “Transaction Documents”);

•	held discussions with certain senior officers, directors and other representatives and advisers of Telewest concerning the business, operations, financial condition, liquidity and prospects of Telewest;

•	examined certain publicly available business and financial information relating to Telewest and the industries in which it operates;

•	examined financial forecasts, including the long range plan dated October 24, 2003, or the “Long-Range Plan,” prepared by the management of Telewest, and other information and data relating to Telewest, which were provided to or otherwise reviewed by or discussed with Citigroup and Gleacher by the management of Telewest;

•	reviewed the currently proposed terms of the Financial Restructuring as set forth in the Transaction Documents provided to Citigroup and Gleacher in relation to, among other things, current and historical market prices and trading volumes of Telewest ordinary shares and ADSs, the historical and projected earnings and other operating data of Telewest, the historical and projected capitalization and financial condition of Telewest and the capital resources available to, and the liquidity requirements of, Telewest;

•	considered, to the extent publicly available, the financial terms of other transactions effected or proposed that Citigroup and Gleacher considered relevant to their analysis;

•	analyzed certain industry, financial, stock market, economic and other publicly available information relating to the businesses of other companies whose operations Citigroup and Gleacher considered relevant in evaluating those of Telewest;

•	evaluated certain pro forma financial effects of the Financial Restructuring as currently proposed on Telewest; and

•	conducted such other analyses and examinations and considered such other information and industry, financial, economic and market criteria as Citigroup and Gleacher deemed appropriate.

In providing their financial advice, Citigroup and Gleacher assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to them or otherwise reviewed by or discussed with them. With respect to financial forecasts, including, without limitation, the Long-Range Plan, and other information and data relating to Telewest provided to or otherwise reviewed by or discussed with them, Citigroup and Gleacher were advised by the management of Telewest, and further assumed, that those forecasts and other information and data were reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the respective managements of Telewest as to the future financial performance of Telewest, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Financial Restructuring and the other matters covered by those forecasts.

Citigroup and Gleacher assumed that the terms of the Financial Restructuring would be those set forth in the Transaction Documents and the Financial Restructuring would be completed in compliance with all applicable laws and in accordance with the terms set forth in the Transaction Documents provided to them, without waiver, modification or amendment of any material term and that, in the course of obtaining the necessary third-party approvals, consents and releases for the Financial Restructuring, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Telewest or the contemplated benefits of the Financial Restructuring. Citigroup and Gleacher have assumed that the net operating losses relating to Telewest will survive the Financial Restructuring. Citigroup and Gleacher were advised by representatives of Telewest, and further assumed, that the final terms of the Financial Restructuring would not vary materially from those set forth in the Transaction Documents reviewed by Citigroup and Gleacher.

Citigroup and Gleacher did not express any view as to what the value of the New Telewest common stock actually will be when issued pursuant to the Financial Restructuring or the price at which the New Telewest common stock will trade at any time. The financial advice of Citigroup and Gleacher does not imply any conclusion as to the likely trading range for shares of New Telewest common stock, which range may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Citigroup and Gleacher did not make and were not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Telewest, and Citigroup and Gleacher did not make any physical inspection of the properties or assets of Telewest or evaluate the solvency or fair value of Telewest under any applicable laws relating to bankruptcy, insolvency or similar matters. In addition, Citigroup and Gleacher assumed that there were no material undisclosed liabilities of Telewest for which adequate reserves or other provisions had not been made.

Citigroup and Gleacher expressed no view as to the relative merits of the Financial Restructuring as compared to any alternative business or financial strategies that might exist for Telewest. Citigroup and Gleacher necessarily based their financial advice upon information available to them, and industry, financial, stock market, economic and other conditions and circumstances existing, as of the date on which they made their presentation to the directors of Telewest.

The advisory services of Citigroup and Gleacher were provided for the information of the directors of Telewest in their evaluation of the Financial Restructuring and are not intended to be nor to constitute a recommendation of the Financial Restructuring to Telewest or its creditors, shareholders or other stakeholders. The financial advice of Citigroup and Gleacher does not constitute a recommendation to any creditor, shareholder or other stakeholder as to how that creditor, shareholder or other stakeholder should vote or act on any matter relating to the Financial Restructuring.

On November 18, 2003, Citigroup and Gleacher made a presentation to the directors of Telewest describing certain financial and comparative analyses performed by Citigroup and Gleacher. The following is a summary of the material financial analyses provided in that presentation. This summary does not purport to be a complete description of the analyses performed by Citigroup and Gleacher. The quantitative information used by Citigroup and Gleacher in their analysis, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to October 31, 2003, and is not necessarily indicative of current or future market conditions.

Comparable Public Company Analysis

In a comparable public company analysis, the value of a company or business is estimated by comparing it with a publicly held company in reasonably similar lines of business. After analyzing Telewest, a list of comparable companies was compiled. It is frequently difficult to identify companies that are directly comparable to the subject companies as publicly held corporations differ in terms of markets, size, financial structure, organization and corporate strategies. As such, any comparable public company analysis is subject to these inherent limitations. The comparable companies considered by Citigroup and Gleacher were: NTL Communications, UGC Europe and a group of US cable companies (comprising Cablevision Systems, Charter Communications, Comcast, Cox Communications, Insight Communications and Mediacom Communications).

Citigroup and Gleacher compared total firm values, calculated as (i) equity value on a fully diluted basis, plus (ii) book value of bank debt, lease and/or vendor financings and mortgages plus (iii) the market value of publicly traded debt securities for comparable companies, less (x) minority interests, (y) cash and (z) investments in affiliates as a multiple of projected earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA. Estimated financial data for the selected comparable companies were based on publicly available estimates and estimated financial data for Telewest were based on the Long-Range Plan. Citigroup and Gleacher then applied a range of selected multiples derived from the comparable companies to corresponding financial data of Telewest to derive an estimated firm value for Telewest.

Selected Transactions

Citigroup and Gleacher reviewed selected recent pending or completed financial restructurings involving UK cable companies and analyzed the percentage of the equity in the restructured entity received by the holders of common equity prior to the restructuring. Citigroup and Gleacher selected these transactions based on size, similarity of line of business and similarity of transaction. The transactions included in the analysis were: NTL Communications, UPC, Marconi, Energis and British Energy. In these transactions, the value of the common equity and warrants received by common shareholders prior to completion of the restructuring varied significantly. It should be noted that each of these precedent restructurings differed in relevant circumstances, including creditor recoveries, the presence of secured lenders and the relative position of shareholders.

Bond-Implied Valuation

To derive a bond-implied valuation, the equity value of Telewest was estimated by dividing (i) the observed market value of the publicly traded debt securities of Telewest which are to be converted into equity of New Telewest upon completion of the Financial Restructuring by (ii) the post-conversion equity ownership of the relevant noteholders in New Telewest. This reflects a trading valuation for New Telewest’s equity today on a “when issued basis.” The firm value of Telewest was subsequently calculated by Citigroup and Gleacher by adjusting this estimated equity value.

Discounted Cashflow Valuation

Discounted cashflow valuation is another method of estimating a company’s value. The discounted cashflow value represents the present value of unlevered, after-tax cash flows to all providers of capital using a discount rate. The discounted cashflow valuation method allows an expected operating strategy to be incorporated into a financial projection model. In essence, the discounted cashflow method entails estimating the free cash flow available to debt and equity investors (i.e., the annual cash flows generated by the business) and a terminal value of the business at the end of a time horizon and discounting these cash flows back to the present using a discount rate to arrive at the present value of these flows. The terminal value is determined by assuming the sale of the business at the end of a ten-year time horizon. The discounted cashflow valuation attributes full value to the projected cash flows based on the Long-Range Plan and does not reflect the current market valuation of Telewest as reflected in the comparable public company analysis and bond implied valuation described above.

Telewest’s projections are based on significant assumptions, and reflect judgments, made by Telewest’s management concerning anticipated results. The assumptions and judgments used in the projections may or may not prove to be correct, and there can be no assurance that projected results are attainable or will be realized. Actual future results may vary significantly from the forecasts. Citigroup and Gleacher cannot and do not make any representations or warranties as to the accuracy or completeness of the Telewest projections or as to the reasonableness of the judgments and assumptions underlying them.

Citigroup and Gleacher performed sensitivity analyses to two principal variables within the discounted cashflow methodology: (a) the discount rate; and (b) the exit multiple in the terminal year. These sensitivity analyses were performed, and the resulting discounted cashflow valuations were considered, in the analysis of Citigroup and Gleacher.

Telewest Shareholders’ Recovery

Citigroup and Gleacher have estimated the value of Telewest’s equity before giving effect to the Financial Restructuring and have compared it with the estimated recovery of Telewest’s shareholders assuming that the Financial Restructuring is completed. In their analysis, Citigroup and Gleacher compared (i) the estimated equity value attributable to Telewest shareholders before giving effect to the Financial Restructuring (determined by adjusting the firm values produced by the various valuation methodologies described for the net debt of Telewest, including the accreted value of the outstanding bonds) to (ii) the estimated equity value of the equity interest received by Telewest shareholders (determined as 1.5% of the post-restructuring equity value of New Telewest by adjusting the firm values produced by the various valuation methodologies described above assuming the outstanding bonds of Telewest are cancelled in the Financial Restructuring in exchange for shares of New Telewest if the Financial Restructuring is completed). On the basis of this recovery analysis, Telewest shareholders are unlikely to have any economic interest in Telewest if the Financial Restructuring were not to be completed. Citigroup and Gleacher also note that the directors of Telewest believe that if the Financial Restructuring is not completed there may be insufficient time to implement any alternative financial restructuring before Telewest becomes subject to an enforced liquidation process.

Other Considerations

The preceding discussion is a summary of the material financial analyses furnished by Citigroup and Gleacher to the directors of Telewest, but it does not purport to be a complete description of the analyses performed by Citigroup or Gleacher or of their presentations to the directors of Telewest. The preparation of financial analyses is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup and Gleacher believe that their analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup and Gleacher, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and Gleacher. With respect to the comparable public companies and similar and precedent transaction analyses summarized above, Citigroup and Gleacher selected comparable companies and similar and precedent transactions on the basis of various factors, including size, similarity of line of business and similarity of transaction (including domicile where relevant); however, no company utilized in these analyses is identical to Telewest and no precedent transaction is identical to the Financial Restructuring. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which Telewest is being compared.

In their analyses, Citigroup and Gleacher made numerous assumptions with respect to Telewest, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Telewest. Any estimates contained in these analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses.

Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies or their assets may actually be sold, including in connection with a liquidation, or the value that could, in fact, be realized by Telewest shareholders. Because these estimates are inherently subject to substantial uncertainty, none of Telewest, the directors of Telewest, Citigroup, Gleacher or any other person assumes responsibility if future results or actual values differ materially from the estimates or are not achieved during the time periods contemplated. The analyses of Citigroup and Gleacher were prepared solely in connection with providing financial advice to the directors of Telewest regarding the Financial Restructuring and were provided to the directors of Telewest in that connection.

Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with financial restructurings, mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Telewest selected Citigroup to act as its financial adviser on the basis of its international reputation and experience and its familiarity with Telewest and its business. Citigroup and its affiliates have in the past provided, and currently provide, investment banking and other services to Telewest unrelated to the Financial Restructuring, for which Citigroup and its affiliates have received and may receive compensation. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Telewest and its affiliates for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup and its affiliates have a creditor relationship with Telewest and its affiliates and have acted as lenders to Telewest and its affiliates under their existing senior secured facility. Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain other business relationships with Telewest and its affiliates.

Pursuant to the terms of an engagement letter, Telewest agreed to pay Citigroup a customary financial advisory fee, a significant portion of which will be payable upon the completion of the Financial Restructuring. Telewest has also agreed to reimburse Citigroup for its reasonable travel and other expenses incurred in connection with its engagement, including the reasonable fees and expenses of its outside counsel, and to indemnify Citigroup and related persons against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the US federal securities laws.

Gleacher is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with financial restructurings, mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The directors of Telewest selected Gleacher to act as their financial adviser on the basis of its international reputation and experience and its familiarity with Telewest and its business. Gleacher and its affiliates (including Gleacher Partners and its affiliates) may maintain other business relationships with Telewest and its affiliates.

Pursuant to the terms of an engagement letter, Telewest agreed to pay Gleacher a customary financial advisory fee, a significant portion of which will be payable upon the completion of the Financial Restructuring. Telewest has also agreed to reimburse Gleacher for its reasonable travel and other expenses incurred in connection with its engagement, including the reasonable fees and expenses of its outside counsel, and to indemnify Gleacher and related persons against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the US federal securities laws.

Certain Financial Disclosures

In order to facilitate the Financial Restructuring discussions, certain non-public information has been presented to the Bondholder Committee, W.R. Huff, the Senior Lenders and their respective advisers. Included in this material were financial projections and monthly updates of selected financial information.

The financial projections and monthly financial information were not prepared with a view toward public disclosure, and are included in this shareholders’ circular and prospectus only because they were exchanged by Telewest’s management, the Bondholder Committee and W.R. Huff for purposes of engaging in discussions with respect to the Financial Restructuring and are included to give Telewest’s shareholders access to information that is not publicly available. You should not place undue reliance on this information.

Selected Financial Projections

The information contained in the table below is derived from Telewest’s current long-range plan and assumes the successful implementation of the Financial Restructuring. Telewest as a matter of course does not make public financial forecasts as to future performance or earnings. However, in connection with the discussions concerning the proposed Financial Restructuring, Telewest’s management furnished financial projections.

The financial projections set out below were prepared by Telewest’s management in 2003 and are based on Telewest’s UK GAAP accounts. No similar information has been prepared in accordance with US GAAP or has been reconciled to US GAAP. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

KPMG Audit plc, Telewest’s independent accountants, has not examined, compiled or performed any procedures with respect to the financial forecasts and, accordingly, expresses no opinion nor any other form of assurance with respect to them and assumes no responsibility. KPMG disclaims any association with the prospective financial information. KPMG’s report included in this shareholders’ circular and prospectus relates to Telewest’s historical financial information. It does not extend to the financial projections and should not be read to do so. The financial projections were not prepared by Telewest’s management with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, US GAAP or the standards required for a profit forecast under the UKLA Listing Rules.

The financial projections are not guarantees of the performance of Telewest or New Telewest. The financial projections are forward-looking statements that are subject to a number of significant risks, uncertainties and assumptions, and should be read with caution. See “Risk Factors” above. The financial projections are subjective in many respects and are therefore susceptible to interpretation and periodic revision based on actual experience and recent developments. In addition, they do not include any of the accounting adjustments that will be required in connection with either the Financial Restructuring or the application of “fresh start” accounting.

While presented with numeric specificity, the financial projections reflect numerous important assumptions made by Telewest’s management in light of business, industry and market conditions at the time of their preparation. Many of these assumptions are beyond Telewest’s control.

In preparing the financial projections, Telewest’s management made assumptions regarding the following matters, among others:

•	future general economic trends, such as inflation rates;

•	conditions in the telecommunications industry and the UK cable and internet markets generally;

•	selling prices for each of Telewest’s products;

•	maintenance of contracts currently in place;

•	growth in sales volumes through expansion in current markets;

•	continued cost reductions consistent with past performance;

•	costs of new materials;

•	employee wages and benefits; and

•	prevailing interest rates and their impact on future borrowing costs.

Telewest cannot assure you that the assumptions made in preparing the financial projections or the financial projections themselves will prove accurate. Actual results may be materially lower than the financial projections. Neither Telewest nor New Telewest intends to (and each of Telewest and New Telewest specifically disclaims any obligations to) make publicly available any update or other revisions to the following financial projections.

The financial projections provided in the table below were prepared on a comparable basis to Telewest’s management accounts and in accordance with UK GAAP, which are the accounting standards that Telewest has historically applied. No similar information has been prepared in accordance with US GAAP or has been reconciled to US GAAP. Telewest does, however, publish quarterly US GAAP and UK GAAP financial information. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

PROJECTED CONSOLIDATED SUMMARY FINANCIAL DATA

	Projected financial year ending December 31,
(£ in millions)	2003	2004	2005	2006	2007

Total revenue	1,314	1,389	1,503	1,624	1,751
Total operating costs and expenses (excluding depreciation and amortization)	884	909	937	973	1,007
Other income/(expense)	(9)	(3)	21	30	37
Operating profit/(loss)	(74)	(3)	142	297	412
Net profit/(loss)	(458)	(188)	(20)	173	311

Capital expenditure	243	285	275	272	258
Depreciation and amortization	495	480	445	385	369
Net interest expense	384	185	163	124	100

Total debt	5,637	2,004	1,646	1,362	942
Cash	366	191	0	0	0

Note:	Other income/(expense) includes the share of net losses/profits of affiliates and costs associated with the Financial Restructuring of £25 million and £16 million, respectively, in 2003 and 2004.

Summary of significant assumptions and basis of preparation

(i)	Terms, and completion, of the schemes. These projections, which were presented to certain noteholders and their advisers, assumed an effective date for the Telewest and Telewest Jersey schemes of February 14, 2004 with allowed claims and interest treated in accordance with the treatment provided for them in the schemes.

(ii)	Net interest expense. For the period until February 14, 2004, the calculation of interest expense on various components of debt was based upon the terms of the existing senior secured credit facility, Telewest’s lease/vendor financing arrangements and Telewest’s notes and debentures. Thereafter the net interest expense will be based upon the terms of the proposed amended senior secured credit facility and Telewest’s lease/vendor financing agreements. Interest income was based upon estimated market rates on cash balances. Net interest expense also includes gains or losses associated with currency movements in relation to Telewest’s dollar-denominated debt.

(iii)	Total debt. The projections of Telewest’s total debt were based upon the availability of funding under the proposed amended senior secured credit facility (once it becomes unconditional) and estimates regarding other current components of debt. The projections for the financial years ending December 31, 2006 and 2007 assumed that the proposed amended senior secured credit facility will be refinanced on maturity.

The projections for the years ending December 31, 2003 to 2007, or the 2003-2007 Projections, in the table above were prepared in 2003 for internal planning purposes only and not with a view to public disclosure. In particular, these projections were not prepared to the standard required for a profit forecast under the UKLA Listing Rules and, accordingly, Telewest withdraws them.

Neither Telewest nor New Telewest, nor any of their respective directors or advisers, makes any representation, express or implied, with regard to the 2003-2007 Projections, nor do any of them assume any responsibility for the accuracy, completeness or reasonableness of that information.

The inclusion of the 2003-2007 Projections in this shareholders’ circular and prospectus should not be regarded as an indication that any of Telewest, New Telewest, their respective directors or their respective advisers considered or considers such information to be a reliable indication of future performance. This information should not be relied upon as a reliable indicator of future performance and no representation is given by any person that the results will be achieved. The assumptions used in preparing the 2003-2007 Projections were inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Except as required under the UK Listing Rules, neither Telewest nor New Telewest intends to publish any update in relation to the information contained in the table above.

Monthly Unaudited Financial Data

The information provided in the table below is drawn from Telewest’s UK GAAP management accounts. Telewest as a matter of course does not make public monthly financial results. However, in connection with the discussions concerning the proposed Financial Restructuring, Telewest’s management furnished monthly financial data to certain members of the Bondholder Committee, W.R. Huff and their advisers.

The monthly unaudited financial data and other information provided in the table below were prepared in accordance with UK GAAP, which are the accounting standards that Telewest has historically applied. No similar information has been prepared on a monthly basis in accordance with US GAAP or has been reconciled to US GAAP. Telewest does, however, publish quarterly US GAAP and UK GAAP financial information. New Telewest will not publish any financial information prepared in accordance with UK GAAP in the future.

	2003
(£ in millions, except operating data)	January	February	March	April	May	June	July	August	September	October

Total revenue	107	104	110	108	108	108	108	108	109	111
Total operating costs and expenses	(114)	(112)	(117)	(112)	(112)	(122)	(110)	(112)	(115)	(113)

Operating loss	(7)	(8)	(7)	(4)	(4)	(14)	(2)	(4)	(6)	(2)

Net profit/(loss)	9	(158)	(38)	(9)	21	(33)	(114)	(97)	91	11

Capital expenditure	23	22	20	17	16	6	21	18	15	21
Depreciation and amortization	41	40	41	41	40	47	40	41	41	40
Net interest expense	(15)	150	30	3	(25)	21	109	93	(98)	(15)

Total debt	5,601	5,714	5,707	5,682	5,628	5,619	5,687	5,746	5,622	5,580
Cash	364	363	390	342	378	405	375	386	394	392

Operating Data:
Total residential subscribers	1,754,167	1,748,857	1,743,722	1,736,980	1,731,981	1,719,868	1,717,769	1,717,837	1,721,550	1,725,937
Household penetration	37.4%	37.3%	37.2%	37.2%	37.1%	36.7%	36.7%	36.7%	36.8%	36.9%
Percentage triple-service subscribers	10.9%	11.4%	11.9%	12.3%	12.8%	13.2%	13.8%	14.4%	14.9%	15.6%
Total residential telephony subscribers	1,610,284	1,606,057	1,601,606	1,595,702	1,592,311	1,588,358	1,587,453	1,587,571	1,591,641	1,595,334
Total cable television subscribers	1,287,394	1,279,283	1,273,545	1,266,417	1,262,499	1,250,511	1,250,072	1,252,072	1,258,549	1,263,387
Total internet subscribers	550,454	564,572	571,476	577,723	584,162	587,700	594,777	602,831	610,334	626,389
Business telephony accounts	73,577	73,434	72,662	71,780	71,218	70,782	70,532	70,305	69,921	69,765
Flextech share of basic viewing			4.0%			3.8%			4.0%

Telewest’s UK GAAP management accounts are prepared before the elimination of inter-segmental revenues (inter-company sales in Telewest’s content division are costs in its cable division which are eliminated on consolidation) and operating costs and expenses are stated in the management accounts before Financial Restructuring charges.

Costs of the Financial Restructuring

Assuming the schemes of arrangement are implemented on the timetable contemplated in this shareholders’ circular and prospectus, Telewest estimates that the total costs and expenses payable by Telewest in relation to the Financial Restructuring (including amounts payable to advisers, but excluding amounts payable to current and former employees), for the period beginning with the engagement of financial advisers to assist Telewest in exploring options to address funding requirements in April 2002 to the effective date of the schemes, will be at least £63 million (excluding Value Added Tax).

As is customary in a financial restructuring of the nature proposed by Telewest, in addition to the costs and expenses of its own advisers, Telewest has agreed to pay the fees of the steering committee and co-ordinating committee of the Senior Lenders and Law Debenture Trust Company of New York as Trustee under the indentures governing the Notes and the professional fees and expenses of certain advisers, including those of the Senior Lenders, the swap counterparties, RB Leasing, the Bondholder Committee, Liberty Media, W.R. Huff and Law Debenture Trust Company of New York. These fees and expenses are included in the figure of £63 million referred to above.

Through the restructuring process, Telewest has been conscious that the fees it has been paying to the variety of professional advisers involved are large sums of money. Telewest has therefore been careful to ensure that the fees charged are closely monitored and are in accordance with the various engagement letters and other agreements that have been reached with the different advisers.

Consequences of the Financial Restructuring Not Being Implemented

While the Financial Restructuring is under way, the High Court is unlikely to make a winding up order or enforce a judgment obtained by a creditor of Telewest. If the Telewest scheme is not approved by the Telewest scheme creditors at the meeting of Telewest scheme creditors, or if the High Court does not sanction the Telewest scheme, or if the shareholders’ resolution is not passed by the Telewest shareholders at the extraordinary general meeting:

•	creditors may seek to advance their individual interests by obtaining and enforcing judgments or by presenting or proceeding with a petition to wind up Telewest;

•	the Senior Lenders may seek to enforce their security by appointing an administrative receiver of TCN or its subsidiaries or a receiver in respect of the shares held by Telewest and any loans due from TCN or its subsidiaries to Telewest; and

•	unless the directors were able to satisfy themselves within a short period of time that an alternative financial restructuring would be successful, the directors are likely to have little alternative but to petition for either administration or insolvent liquidation in respect of Telewest in order to protect Telewest’s assets for the benefit of Telewest’s creditors as a whole. An administrator is only likely to be appointed by the High Court if it can be demonstrated that an administration is likely to achieve a better result for creditors, taken as a whole, than an insolvent liquidation. If an administrator is appointed (and to the extent that he is permitted by the High Court), he is likely to try to sell Telewest’s shares in TCN. A liquidator of Telewest, if appointed, would close down the operations of Telewest and realize its assets.

An orderly realization by an administrator or liquidator of Telewest of Telewest’s assets, the majority of which are subject to security in favor of the Senior Lenders, would require the cooperation of the Senior Lenders. The directors believe that cooperation of the Senior Lenders would depend on:

•	whether the Senior Lenders considered their security was in jeopardy (i.e., that there was a prospect that the value of the secured assets might not be sufficient for them to recover their debt);

•	whether they considered that their position was improving or deteriorating over time; and

•	whether they believed that the administrator was likely to achieve a better or worse realization for the Senior Lenders than an administrative receiver whose primary responsibility was to them.

The directors of Telewest believe that any orderly realization by an administrator or liquidator of Telewest of Telewest’s assets, or an orderly realization by an administrative receiver or a receiver appointed by the Senior Lenders over their security, is likely to consist principally of a disposal of TCN as a going concern. However, an administrator of Telewest or an administrative receiver or receiver appointed by the Senior Lenders may conclude that a better price could be obtained for TCN by continuing to operate it for a period of time prior to seeking a disposal. In those circumstances, any recovery by creditors would be significantly delayed.

The value realized for creditors through a disposal of TCN as a going concern is likely to be significantly less than the fundamental value of TCN as a going concern outside an insolvency process, due to:

•	the uncertainty that would surround such a disposal;

•	the likely adverse impact that the insolvency process would have on the willingness of Telewest’s customers and suppliers to continue to support Telewest;

•	the distressed nature of such a disposal; and

•	the additional transactional and administrative costs.

Telewest, as an unsecured creditor of TCN, would only receive proceeds from a sale of the business of TCN as a going concern to the extent that a subsequent liquidator of TCN pays a dividend to creditors. That dividend would only be paid to the extent that there is a surplus after the claims of the Senior Lenders and all the other liabilities of TCN that rank in priority to its unsecured creditors (which would include the fees and expenses of the administrative receiver and liquidator of TCN and any other preferential or secured claims) had been settled in full. As an unsecured creditor of TCN, Telewest’s claim in respect of loans owed by TCN to Telewest would rank pari passu with all other unsecured creditors of TCN. These loans have been secured in favor of the Senior Lenders.

In addition to the shares in TCN and inter-company loans owed by TCN over which the Senior Lenders have security, Telewest’s other assets include cash balances of approximately £88 million and shareholdings in certain other subsidiaries (representing less than 3% of the consolidated assets of Telewest), which are not covered by the Senior Lenders’ security package. However, £41 million of that amount is held in trust for repayment to TCN, which repayment would result in that amount being subject to the Senior Lenders security interest.

The ultimate return to Telewest creditors would be determined by a series of complex circumstances relevant at the time of the insolvency. There may be unforeseen events, changes in economic conditions and other potential variations that could impact upon and affect the return to creditors.

Return to Telewest Shareholders

In a liquidation or administration of Telewest, Telewest’s assets would only be available for distribution to its shareholders to the extent that there is a surplus after all of its liabilities to creditors had been finally determined and paid in full. Telewest shareholders would be unlikely to receive any distribution from a liquidator of Telewest.

Any insolvency of a group as large as Telewest would likely be a lengthy process and there is a serious risk that uncertainty and delay could reduce any value ultimately realized.

In light of the foregoing, if the shareholder resolution is not approved or any other condition to the completion of the Financial Restructuring is not satisfied, and, as a result, the Telewest scheme cannot be completed, it is unlikely that there will be any proceeds available for distribution to Telewest’s shareholders.

Regulatory Filings and Approvals

Telewest is not aware of any material governmental or regulatory approval required for completion of the Financial Restructuring, other than the effectiveness under the Securities Act, of the registration statement of which this shareholders’ circular and prospectus is a part, the effectiveness of the Telewest and the Telewest Jersey schemes of arrangement under the English Companies Act 1985, the effectiveness of the Telewest Jersey schemes under the Companies (Jersey) Law Act of 1991, as amended, and compliance with applicable laws of the state of Delaware, the United States, England and Wales, and Jersey.

US Federal Securities Law Treatment of the Issuance of New Telewest Common Stock

The distribution of New Telewest common stock to the creditors of Telewest and Telewest Jersey pursuant to the Telewest and Telewest Jersey schemes will be made in reliance upon an exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) of that Act. New Telewest common stock issued to holders of Telewest’s notes and debentures who are neither affiliates of Telewest prior to the completion of the Financial Restructuring nor an affiliate of New Telewest after completion of the Financial Restructuring may be sold without restriction under the US Securities Act. Holders of Telewest’s notes and debentures who are affiliates of Telewest prior to completion of the Financial Restructuring, whether or not they are affiliates of New Telewest, and holders of Telewest’s notes and debentures who are affiliates of New Telewest after completion of the Financial Restructuring, whether or not they were affiliates of Telewest, will be subject to timing, manner of sale and volume restrictions on the sale of New Telewest common stock received in connection with the Financial Restructuring. These restrictions will apply under Rule 145(d) under the Securities Act. For the purposes of the Securities Act, an “affiliate” is any person that directly or indirectly controls, or is controlled by, or is under common control with, a Telewest or New Telewest entity. Shareholders who think they are affiliates for purposes of the Securities Act should consult their own legal advisers.

In connection with the Financial Restructuring, New Telewest has agreed to enter into a registration rights agreement for the benefit of all persons whose resales of New Telewest common stock received in the Financial

Restructuring may be subject to the limitations of Rule 145 under the Securities Act. More information about the registration rights agreement is provided under the heading “—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Registration Rights Agreement.”

For the purpose of qualifying for the section 3(a)(10) exemption under the Securities Act, Telewest and Telewest Jersey, as appropriate, will advise the High Court and/or the Jersey Court that their sanctioning of the relevant scheme will be relied upon by Telewest and Telewest Jersey as approval of the applicable scheme for purposes of Section 3(a)(10). In addition, as required to qualify for the exemption, each scheme will include a hearing on the scheme’s fairness to the relevant creditors, and all participating creditors will be notified of and entitled to attend in person or through representatives to oppose the sanctioning of the applicable scheme.

The shares of New Telewest common stock distributed to shareholders of Telewest pursuant to the Telewest scheme will be registered under the US Securities Act, pursuant to the registration statement of which this shareholders’ circular and prospectus is a part.

Accounting Treatment

In connection with the Financial Restructuring, New Telewest will adopt “fresh start” reporting in accordance with AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” or SOP 90-7, as of the effective date of the Telewest scheme. The objective of the Financial Restructuring is to allow New Telewest to continue Telewest’s business operations without the full burden of debt that existed prior to the proceeding. As a result of the proposed transaction, Telewest expects to undergo a greater than 50% change in control of its equity interests.

Under SOP 90-7, on the effective date of the Telewest scheme, and consistent with its emergence from the Financial Restructuring as a new and distinct entity for accounting purposes, New Telewest will establish a new accounting basis, and record its existing assets and liabilities at their respective fair values. SOP 90-7 will require New Telewest to calculate its “reorganization value,” which generally approximates the fair value of the company before considering liabilities. Reorganization value is generally based on enterprise value, which assumes that New Telewest will continue as a going concern. The resulting reorganization value will then be allocated to identifiable assets and liabilities on the basis of their respective fair values. In addition, the final results of operations of Telewest for the accounting period ending on the effective date of the Financial Restructuring will probably include a gain on the extinguishment of its bond debt and any adjustments resulting from the reorganization value accounting.

As a result, New Telewest’s financial condition and results of operations after the Financial Restructuring may not be comparable in many material respects to the financial condition or results of operations reflected in the Telewest historical financial statements for periods prior to the effective date of the Telewest scheme included elsewhere in this shareholders’ circular and prospectus. This may make it more difficult to assess New Telewest’s future prospects based on historical performance.

SOP 90-7 contemplates this potential lack of comparability, and New Telewest’s financial statements post-Financial Restructuring will therefore be presented to clearly distinguish between the financial condition and results of operations of New Telewest and Telewest.

Settlement Mechanics and Treatment of Fractional Share Interests

Upon completion of the Transfer Agreement, and provided that the Telewest scheme becomes effective, New Telewest will issue          shares of New Telewest common stock to an escrow agent. The shares of New Telewest common stock will be held by the escrow agent in accordance with the terms of an escrow agent agreement for distribution pursuant to the Telewest scheme.

         shares of New Telewest common stock, representing 1.5% of the outstanding common stock of New Telewest, will be held on behalf of and distributed to those Telewest shareholders and ADR holders who are listed on the share register and the ADR register, as applicable, at the close of business on the last day of dealings in Telewest shares and ADSs, pro rata to their interests in Telewest shares or ADRs at that time. Thereafter, the

Telewest share register will be closed for a period of time during which registered transfers of Telewest shares will not be possible.

On the effective date of the Telewest scheme, or as soon as practicable thereafter, the shares of New Telewest common stock will be distributed to Telewest shareholders pro rata to their holdings at the close of business of the last day of dealings in Telewest shares. The Bank of New York, as depositary, will transfer the shares that it receives from the escrow agent to ADR holders pro rata to their interests in the underlying Telewest shares as soon as practicable after receipt of such shares from the escrow agent.

Each Telewest shareholder will receive one share of New Telewest common stock for every          Telewest shares held. Each ADR holder will receive one share of New Telewest common stock for every          ADRs held. Fractional share entitlements to New Telewest common stock will not be distributed to Telewest shareholders in connection with the Financial Restructuring. Instead, New Telewest will arrange for the escrow agent to act on behalf of Telewest shareholders who would otherwise be entitled to fractional share entitlements to aggregate these fractional share entitlements and sell the resulting shares of New Telewest common stock on the open market. Sales will be executed in round lots to the extent practicable. After completing the sale of all of those shares, the escrow agent will remit the net proceeds to the registrar of Telewest, who will promptly make a cash payment in pounds sterling (without interest) equal to the pro rata interest in the net proceeds from the sale of such fractional share interests attributable to each Telewest shareholder otherwise entitled to fractional share entitlements.

Shares of New Telewest common stock will not be distributed to Telewest shareholders in jurisdictions, other than the United States and the United Kingdom, where such distributions would be prohibited or be unduly onerous. Instead, Telewest shareholders in those jurisdictions will be entitled to receive the net proceeds from the sale of the shares of New Telewest common stock to which they would otherwise be entitled.

The Bank of New York, as depositary, will distribute the shares of New Telewest common stock that it receives from the escrow agent to ADR holders, and will aggregate the fractional share entitlements that would otherwise be delivered to ADR holders and will sell them and distribute the net proceeds to ADR holders in US dollars.

Dividends

Historically, Telewest has not paid dividends. The proposed amended senior secured credit facility would preclude New Telewest from paying dividends, by imposing limitations on TCN’s ability to distribute cash to New Telewest. As a result, it is not currently anticipated that New Telewest will pay dividends. New Telewest’s directors may in the future review New Telewest’s dividend policy. Any determination to pay dividends will be at the discretion of New Telewest’s directors and will depend upon the availability of distributable profits, New Telewest’s operating results, financial condition and capital requirements, general business conditions and other factors that New Telewest’s directors may deem relevant. New Telewest cannot assure you as to if or when it will begin to pay dividends.

Stock Exchange Listing

Application will be made for the listing of the New Telewest common stock on the Nasdaq National Market. The shares of New Telewest common stock will not be listed on the Official List of the UK Listing Authority for trading on the London Stock Exchange.

CAPITALIZATION

The following table sets forth Telewest’s capitalization as of September 30, 2003 on an actual basis, and on a pro forma basis, adjusted to give effect to the following steps of the Financial Restructuring:

•	the cancellation of Telewest’s and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for equity of New Telewest;

•	the full and complete satisfaction of all of the claims arising out of Telewest’s existing senior secured credit facility and entry into the proposed amended senior secured credit facility with the Senior Lenders; and

•	the adoption of “fresh start” accounting as set out in SOP 90-7. Adoption of “fresh start” accounting will result in the reorganization value of New Telewest being allocated to assets in conformity with the procedures specified by FASB Statement No. 141 and each liability will be stated at present value of the amounts to be repaid. In particular, “fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this shareholders’ circular and prospectus. New Telewest is still in the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. As such, the final valuations and allocations could differ significantly from those shown. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued pursuant to the Financial Restructuring.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest’s consolidated financial statements and the notes thereto included elsewhere in this shareholders’ circular and prospectus.

	As of September 30, 2003
	Actual	As adjusted (1)
	(in millions)(unaudited)
Cash and cash equivalents	£394	£179	$297

Debt repayable within one year
Senior secured credit facility	£2,000	£–	$–
Notes and debentures	2,596	–	–
Other debt	2	2	3

	4,598	2	3

Debt repayable after more than one year
Proposed amended senior secured credit facility	–	1,840	3,058
Notes and debentures	829	–	–
Other debt	6	6	10

	835	1,846	3,068

Capital lease obligations	178	178	296

Total debt	5,611	2,026	3,367

Total shareholders’ (deficit)/equity	(2,605)	1,747	2,904
Minority interests	(1)	(1)	(2)

Total capitalization	£3,005	£3,772	$6,269

(1)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of September 30, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents Telewest’s selected historical consolidated financial data for each of the fiscal years 1998, 1999, 2000, 2001 and 2002 and for the nine-month periods ended September 30, 2002 and 2003. The consolidated financial statements for the five fiscal years ended December 31, 2002 have been audited by KPMG Audit plc, independent accountants, and have been presented in accordance with US GAAP. The financial statements for the nine-month periods ended September 30, 2002 and 2003 have not been audited and have been prepared on the same basis as the audited financial statements and contain all adjustments necessary for a fair presentation of Telewest’s results of operations for those periods and financial condition at those dates. The selected historical consolidated financial data for the nine months ended September 30, 2003 are not necessarily indicative of the results to be expected for the entire year. The selected historical financial and operating data should be read in conjunction with, and are qualified in their entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Telewest’s historical consolidated financial statements and notes thereto, each of which is included elsewhere in this shareholders’ circular and prospectus.

Telewest’s statutory accounts for the periods ended December 31, 2000, 2001 and 2002 have been delivered to the UK Registrar of Companies.

After completion of the Financial Restructuring, the financial statements of New Telewest will reflect the application of “fresh start” accounting as described in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants. The adoption of “fresh start” accounting will result in the determination of the reorganization value of New Telewest which will be allocated to assets in conformity with the procedures specified by Financial Accounting Standards Board, or FASB, Statement No. 141 and each liability will be stated at the then present value of the amounts to be repaid. “Fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to Telewest’s financial statements included elsewhere in this shareholders’ circular and prospectus.

Telewest has historically presented its financial statements both on the basis of US GAAP and on the basis of UK GAAP. The financial statements with respect to Telewest and its consolidated subsidiaries included in this shareholders’ circular and prospectus have been prepared in accordance with US GAAP, and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

	Year ended December 31,						Nine months ended September 30,
	1998(1)	1999(2)	2000(3)	2001	2002	2002(4)	2002	2003	2003(4)
	(in millions, except per share data)
Statement of Operations Data:
Revenue
Cable television	£202	£258	£279	£329	£336	$558	£254	£237	$394
Consumer telephony	233	334	445	488	495	823	373	354	588
Internet and other(5)	20	17	16	40	63	105	57	86	143

Total Consumer Division	455	609	740	857	894	1,486	684	677	1,125
Business Services Division	84	177	248	268	283	470	213	210	349

Total Cable Division	539	786	988	1,125	1,177	1,956	897	887	1,474
Content Division	–	–	81	129	106	176	79	80	133

Total revenue	£539	£786	£1,069	£1,254	£1,283	$2,132	£976	£967	$1,607

Operating Costs and Expenses:
Consumer programming expenses	£103	£132	£132	£142	£128	$213	£96	£93	$155
Business and consumer telephony expenses	82	158	235	235	218	362	165	147	244
Content expenses	–	–	46	83	70	116	48	54	90
Depreciation	224	305	423	469	495	823	372	294	489
Impairment of fixed assets(6)	–	–	–	–	841	1,398	–	–	–

Cost of sales	409	595	836	929	1,752	2,912	681	588	978
Selling, general and administrative expenses	208	307	445	497	526	874	386	369	613
Amortization of goodwill	36	62	147	183	–	–	–	–	–
Impairment of goodwill(6)	–	–	–	766	1,445	2,402	–	–	–

Total operating costs and expenses	£653	£964	£1,428	£2,375	£3,723	$6,188	£1,067	£957	$1,591

	Year ended December 31,											Nine months ended September 30,
	1998(1)		1999(2)		2000(3)		2001		2002		2002(4)	2002		2003		2003(4)
	(in millions, except per share data)
Operating (loss)/profit	£(114)		£(178)		£(359)		£(1,121)		£(2,440)		$(4,056)	£(91)		£10		$16
Other income/(expenses)
Interest income	15		7		15		15		19		32	13		17		28
Interest expense (including amortization of debt discount)(7)	(206)		(313)		(385)		(487)		(515)		(856)	(397)		(359)		(597)
Foreign exchange (losses)/gains, net	(12)		(49)		(15)		–		213		354	153		84		140
Share of net (losses)/profits of affiliates and impairment	(19)		(6)		(15)		(216)		(118)		(196)	(5)		4		7
Minority interest in losses/(profits) of subsidiaries, net	1		(1)		1		1		1		2	–		–		–
Other, net	2		(1)		(3)		(3)		36		60	4		–		–
Tax benefit	–		–		6		70		28		47	5		4		7

Net loss(7)	£(333)		£(541)		£(755)		£(1,741)		£(2,776)		$(4,613)	£(318)		£(240)		$(399)

Basic and diluted loss per ordinary share	(23	)p	(25	)p	(28	)p	(60	)p	(97	)p	$(1.61)	(11	)p	(8	)p	$(0.13)

Weighted average number of ordinary shares outstanding	1,422		2,197		2,705		2,880		2,873		2,873	2,873		2,874		2,874

Other Financial Data:
Cash provided by/(used in) operating activities	£9		£34		£(4)		£13		£103		$171	£(12)		£196		$326
Cash used in investing activities	(634)		(859)		(556)		(561)		(365)		(607)	(328)		(150)		(249)
Cash provided by/(used in) financing activities	636		849		555		502		638		1,060	677		(42)		(70)
Capital expenditure(8)	251		463		525		546		447		743	357		172		286
Balance Sheet Data (at period end)
Property and equipment, net	£2,457		£2,818		£3,289		£3,473		£2,598		$4,318	£3,443		£2,464		$4,095
Total assets	3,978		4,568		7,324		6,332		4,106		6,824	6,584		3,938		6,545
Investments	27		4		784		547		376		625	470		364		605
Total debt and capital leases	2,626		3,268		4,499		5,135		5,654		9,397	5,724		5,611		9,326
Shareholders’ equity/(deficit)	1,041		953		2,145		451		(2,373)		(3,944)	87		(2,605)		(4,330)

(1)	Includes results of operations of General Cable and Birmingham Cable from September 1, 1998 (the date Telewest acquired General Cable and General Cable’s interest in Birmingham Cable).
(2)	Includes results of operations of Cable London from November 23, 1999 (the date Telewest acquired the 50% of Cable London it did not already own).
(3)	Includes results of operations of Flextech from April 19, 2000 (the date Telewest acquired Flextech) and the results of Eurobell from November 1, 2000 (the date Telewest acquired Eurobell).
(4)	The economic environment in which Telewest operates is the United Kingdom, and therefore its reporting currency is pounds sterling (£). Some of the financial information as of and for the year ended December 31, 2002 and as of and for the nine-month period ended September 30, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(5)	Other consists primarily of the sale of cable publications (and, in 1998, management services provided to other cable operators).
(6)	In 2001, Telewest recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million. In 2002 it recorded a fixed asset impairment charge of £841 million, a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million.
(7)	In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002 and reclassified £15 million and £20 million from extraordinary items to interest expense for the years ended December 31, 2001 and 1999, respectively. No material adjustments were required in 2002.
(8)	Represents cash paid for property and equipment, net of cash received upon dispositions of property and equipment, of £6 million, £5 million, £2 million, £2 million and £1 million, respectively, for the years presented and £0 and £1 million, respectively, for the nine-month periods presented.

U NAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are derived from Telewest’s audited consolidated financial statements for the year ended December 31, 2002, and its unaudited consolidated condensed interim financial statements as of and for the nine months ended September 30, 2003, each of which are included elsewhere in this shareholders’ circular and prospectus.

The unaudited pro forma condensed consolidated financial information has been prepared to reflect the following adjustments to Telewest’s historical financial information to give effect to the Financial Restructuring, as if the Financial Restructuring occurred as of September 30, 2003 for purposes of the unaudited pro forma condensed balance sheet and as of January 1, 2002 and January 1, 2003 for purposes of the unaudited pro forma condensed consolidated statements of income for the periods ended December 31, 2002 and September 30, 2003, respectively:

•	the cancellation of Telewest’s and Telewest Jersey’s outstanding notes and debentures, including all unpaid accrued interest in exchange for equity of New Telewest;

•	the full and complete satisfaction of all of the claims arising out of Telewest’s existing senior secured credit facility and entry into the proposed amended senior secured credit facility with the Senior Lenders; and

•	the adoption of “fresh start” accounting as set out in Statement of Position “Financial Reporting Entities in Reorganization under the Bankruptcy Code,” referred to as SOP-97, issued by the American Institute of Certified Public Accountants.

The unaudited pro forma consolidated financial information is provided for illustrative purposes only and does not purport to represent what the actual results of operations or New Telewest’s financial position would have been had the Financial Restructuring occurred on January 1, 2002, January 1, 2003 or September 30, 2003, respectively, nor is it necessarily indicative of New Telewest’s future operating results or consolidated financial position. In particular, as a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated on a pro forma basis to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amounts to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. New Telewest is still in the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. As such, the final valuations and allocations could differ significantly from those shown. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued pursuant to the Financial Restructuring.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with Telewest’s historical consolidated financial statements and notes thereto. You should also read sections “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this shareholders’ circular and prospectus.

Unaudited Pro Forma Condensed Consolidated Statements of Income

(in millions, except per share data)

	Year ended December 31, 2002							Nine months ended September 30, 2003
	Historical		Financial Restructuring Adjustments	Note	Fresh Start Adjust- ments(6)	Pro Forma(1)		Historical		Financial Restructuring Adjustments	Note	Fresh Start Adjust- ments(6)	Pro Forma(1)
Revenue:
Cable television	£336		–		–	£336	$558	£237		–		–	£237		$394
Consumer telephony	495		–		–	495	823	354		–		–	354		588
Internet and other	63		–		–	63	105	86		–		–	86		143

Total Consumer Division	894		–		–	894	1,486	677		–		–	677		1,125
Business Services Division	283		–		–	283	470	210		–		–	210		349

Total Cable Division	1,177		–		–	1,177	1,956	887		–		–	887		1,474
Content Division	106		–		–	106	176	80		–		–	80		133

Total revenue	£1,283		–		–	£1,283	$2,132	£967		–		–	£967		$1,607

Operating Costs and Expenses:
Consumer programming expenses	128		–		–	128	213	93		–		–	93		155
Business and consumer telephony expenses	218		–		–	218	362	147		–		–	147		244
Content expenses	70		–		–	70	116	54		–		–	54		90
Depreciation	495		–		–	495	823	294		–		–	294		489
Impairment of fixed assets	841		–		–	841	1,398	–		–		–	–		–

Cost of sales	1,752		–		–	1,752	2,912	588		–		–	588		978
Selling, general and administrative expenses	526		41	(2)	–	567	941	369		25	(2)	–	394		655
Impairment of goodwill	1,445		–		–	1,445	2,402	–		–		–	–		–

	£3,723		£41		–	£3,764	$6,255	£957		£25		–	£982		$1,633

Operating (loss)/profit	(2,440)		(41)		–	(2,481)	(4,123)	10		(25)		–	(15)		(26)
Other income/(expense)
Interest income	19		(5)	(3)	–	14	23	17		(7)	(3)	–	10		17
Interest expense (including amortization of debt discount)	(515)		254	(4)	–	(261)	(434)	(359)		187	(4)	–	(172)		(286)
Foreign exchange gains, net	213		(213)	(5)	–	–	–	84		(84)	(5)	–	–		–
Share of net (losses)/profits of affiliates and impairment	(118)		–		–	(118)	(196)	4		–		–	4		7
Minority interest in losses of subsidiaries, net	1		–		–	1	2	–		–		–	–		–
Other, net	36		–		–	36	60	–		–		–	–		–
Tax benefit	28		–		–	28	46	4		–		–	4		7

Net (loss)/profit	£(2,776)		£(5)	(6)	–	£(2,781)	$(4,622)	£(240)		£71	(6)	–	£(169)		$(281)

Basic and diluted loss per ordinary share	(97	)p			–	£(6.95)	$(11.56)	(8	)p			–	(42	)p	$(0.70)
Weighted average number of ordinary shares	2,873				–	400 *	400 *	2,874				–	400	*	400 *

*	Assumes the issuance of 400 million shares of the common stock of New Telewest had been outstanding throughout the respective periods.

Notes To Unaudited Pro Forma Condensed Consolidated Statements of Income

(1)	The economic environment in which Telewest operates is the United Kingdom, and hence its reporting currency is pounds sterling (£). Some of the financial information for the year ended December 31, 2002 and for the nine-month period ended September 30, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents Financial Restructuring charges in excess of those charged at December 31, 2002 and September 30, 2003 of £41 million and £25 million, respectively.
(3)	Represents reversal of interest income of £5 million in 2002 and £7 million in 2003 on higher cash balances with effect from June 2002 as a result of realizing derivative contracts and additional drawdowns from Telewest’s existing senior secured credit facility.
(4)	Represents adjustments to interest expense with effect from January 1, 2002 and January 1, 2003, respectively, as follows:

	Year ended December 31, 2002	Nine months ended September 30, 2003
	(£ millions)
Reversal of interest charges due to cancellation of notes and debentures	325	243
Reversal of interest charges on existing senior secured credit facility	114	88
Interest charges on proposed amended senior secured credit facility	(148)	(114)
Write-off of unamortized facility fee as at January 1 in respect of existing senior secured credit facility	(36)	(29)
Write back of facility fee amortization charge in period	7	5
Amortization charges in respect of facility fee on proposed amended senior secured credit facility	(8)	(6)

	254	187

(5)	Represents reversal of foreign exchange gains, net, on US dollar denominated debt and forward contracts £213 million and £84 million, respectively, with effect from January 1, 2002 and January 1, 2003, respectively.
(6)	As a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amounts to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. New Telewest is still in the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. As such, the final valuations and allocations could differ significantly from those shown. Telewest expects the gain on the cancellation of debt to be equal to the total amount of restructured notes and debentures and accrued interest thereon, which totals approximately £3.7 billion. In accordance with SEC rules on pro forma adjustments, Telewest has not reflected this credit in the Unaudited Pro Forma Condensed Consolidated Statements of Income and Unaudited Pro Forma Condensed Consolidated Balance Sheet as it would be a material non-recurring gain resulting from the proposed transaction, which is not expected to have a continuing impact on operations.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(in millions)

	As of September 30, 2003
	Historical	Financial Restructuring Adjustments	Note	“Fresh Start” Adjustments(8)	Note	Pro Forma(1)
Assets
Cash and cash equivalents	£394	£(215)	(2)	–		£179	$297
Secured cash deposits restricted for more than one year	13	–		–		13	22
Trade receivables	113	–		–		113	188
Other receivables	45	–		–		45	74
Prepaid expenses	31	–		–		31	52

Total current assets	596	(215)		–		381	633
Investment in affiliates, accounted for under the equity method, and related receivables	364	–		–		364	605
Property and equipment	2,464	–		–		2,464	4,095
Goodwill	447	–		687	(9)	1,134	1,885
Inventory	38	–		–		38	63
Other assets	29	1	(3)	–		30	50

Total assets	£3,938	£(214)		£687		£4,411	$7,331

Liabilities and shareholders’ (deficit)/equity
Accounts payable	£111	£–		–		£111	$184
Other liabilities	625	(294)	(4)	–		331	550
Deferred income	116	–		–		116	193
Debt repayable within one year	4,598	(4,596)	(5)	–		2	3

Total current liabilities	5,450	(4,890)		–		560	930
Deferred tax	81	–		–		81	135
Debt repayable after more than one year	835	1,011	(6)	–		1,846	3,068
Capital lease obligations	178	–		–		178	296

Total liabilities	£6,544	£(3,879)		–		£2,665	$4,429
Minority interests	(1)	–		–		(1)	(2)
Total shareholders’ (deficit)/equity	(2,605)	3,665	(7)	687	(9)	1,747	2,904

Total liabilities and shareholders’ (deficit)/equity	£3,938	£(214)		£687		£4,411	$7,331

Notes To Unaudited Pro Forma Condensed Consolidated Balance Sheet

(1)	The economic environment in which Telewest operates is the United Kingdom and hence its reporting currency is pounds sterling (£). Some of the information as of September 30, 2003 has been translated into US dollars ($). The US dollar amounts are unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.
(2)	Represents (i) the repayment of a credit advance of £160 million made by the Senior Lenders on September 27, 2002 which will be repaid on completion of the Financial Restructuring, (ii) £30 million prepayment of the facility fee in respect of the proposed amended senior secured credit facility and (iii) the payment of Financial Restructuring charges of £25 million at September 30, 2003.
(3)	Represents facility fee on proposed amended senior secured credit facility of £30 million less write-off of unamortized facility fee on existing senior secured credit facility of £24 million and unamortized deferred financing costs of debentures of £5 million as of September 30, 2003.
(4)	Represents the conversion into equity of £294 million of unpaid accrued interest on notes and debentures at September 30, 2003.
(5)	Debt repayable within one year includes £2,000 million in respect of the existing senior secured credit facility. Under the terms of the proposed amended senior secured credit facility the funds will fall for repayment on December 31, 2005 and June 30, 2006. Accordingly £2,000 million has been reclassified to debt repayable after more than one year. Debt repayable within one year also includes £2,596 million at September 30, 2003 of outstanding notes and debentures which are being converted into equity in the Financial Restructuring.
(6)	Represents the transfer to debt repayable after more than one year of £2,000 million in respect of the proposed amended senior secured credit facility, referred to in (5) above, less £160 million repayment of credit advance referred to in (2) above, less £829 million of outstanding notes and debentures as of September 30, 2003 which are being converted into equity in the Financial Restructuring.
(7)	Represents conversion into equity of £3,425 million of notes and debentures and £294 million of unpaid accrued interest thereon at September 30, 2003, less additional Financial Restructuring charges of £25 million and write-off of unamortized facility fee of £24 million and unamortized deferred financing costs on debentures of £5 million referred to in (3) above.
(8)

As a result of the application of “fresh start” accounting, the estimated reorganization value of New Telewest has been allocated to assets in conformity with the procedures specified in FASB Statement No. 141 and each liability is stated at the present value of the amounts to be repaid. The adoption of “fresh start” accounting will change the value of New Telewest’s tangible and intangible assets with an associated change in its future depreciation and amortization expense as compared to the financial statements included elsewhere in this shareholders’ circular and prospectus. New Telewest is still in the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. As such, the final valuations and allocations could differ significantly from those shown. The amount of shareholders’ equity in the “fresh start” balance sheet is not an estimate of the market value of the New Telewest common stock to be issued upon completion of the Financial Restructuring. Neither Telewest nor New Telewest makes any representations as to the market value, if any, of the New Telewest common stock to be issued after the Financial Restructuring.

(9)	Represents reorganization value in excess of amounts allocated to identified assets as follows:
in millions
Estimated present value of discounted cash flows of the emerging entity	£3,962
Current assets	381
Other assets	68

Estimated reorganization value	4,411
Total assets after Financial Restructuring adjustments at September 30, 2003	3,724

Reorganization value in excess of amounts allocable to identifiable assets	£687

New Telewest is still in the process of determining both its reorganization value and the fair value of its identifiable tangible and intangible assets. As such the final valuations and allocations could differ significantly from those shown above, as well as the depreciation and amortization thereon, once the exercise is completed. In addition, once the valuation exercise is complete, it is likely that part of the excess above may need to be allocated against new intangibles which are not currently recognized on Telewest’s balance sheet and could result in additional depreciation and amortization expense. The values presented above represent Telewest’s current estimates prepared for the purposes of “fresh start” accounting and were not part of (or derived from) the financial advice provided to the directors of Telewest by Citigroup Global Markets Limited and Gleacher Shacklock Limited. Citigroup Global Markets Limited and Gleacher Shacklock Limited have not been retained in connection with the “fresh start” valuation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion of Telewest’s financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this shareholders’ circular and prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about Telewest’s industry, business and future financial results. New Telewest’s actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this shareholders’ circular and prospectus entitled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and other sections in this shareholders’ circular and prospectus.

Basis of Presentation

Telewest is currently in default on all of its outstanding notes and debentures, its existing senior secured credit facility and a number of other obligations. Telewest is in the process of seeking the approval of its creditors and shareholders for a restructuring that is proposed to eliminate these defaults and significantly reduce its outstanding indebtedness. The report of KPMG, Telewest’s independent accountants, to the financial statements included in this shareholders’ circular and prospectus noted that there is substantial doubt about the ability of Telewest to continue as a going concern. The financial statements were prepared assuming Telewest would continue as a going concern.

Telewest has historically presented its financial statements both on the basis of US GAAP, and on the basis of UK GAAP. The financial statements of Telewest and its consolidated subsidiaries included in this shareholders’ circular and prospectus have been prepared in accordance with US GAAP and are presented in pounds sterling, which is Telewest’s operating currency. The financial statements of New Telewest, which is a Delaware corporation, will in the future be prepared in accordance with US GAAP and presented in pounds sterling. New Telewest will not present its financial statements on the basis of UK GAAP in the future.

Because New Telewest is a newly-incorporated wholly owned subsidiary of Telewest that has no assets, liabilities or operating history, no financial statements have been prepared for New Telewest. After the successful completion of the Financial Restructuring, New Telewest will become the holding company for the operating companies that currently carry on the business of Telewest.

Telewest acquired Eurobell (Holdings) PLC from Deutsche Telekom AG on November 1, 2000. As a result, Eurobell’s results are included in Telewest’s consolidated results from that date.

On April 18, 2000, Telewest declared its offer for the issued and to be issued share capital of Flextech plc unconditional in all respects. Flextech’s core business is the supply of pay-television channels and related services in the UK. As a result of this merger, Flextech’s results are included in Telewest’s consolidated results with effect from April 19, 2000.

Accounting Impact of the Financial Restructuring

“Fresh Start” Accounting

New Telewest will apply “fresh start” accounting set out in the Statement of Position “Financial Reporting by Entities in Reorganization under the Bankruptcy Code,” or SOP 90-7, issued by the American Institute of Certified Public Accountants to account for the Financial Restructuring and related transactions. Under “fresh start” accounting, an independent third-party financial adviser will determine the reorganization value of New Telewest. The independent financial adviser will provide an estimated value range which New Telewest will use to determine its final “reorganization value” for the purposes of applying “fresh start” accounting.

The reorganization value will be allocated, based on estimated fair values provided by an independent appraiser, to all of New Telewest’s identifiable assets in accordance with the procedures specified by Statement of Financial Accounting Standards No. 141, or SFAS No. 141. New Telewest may then need to record goodwill equal to any amount of the reorganization value in excess of amounts allocable to identifiable tangible and intangible assets.

New Telewest will apply the new valuations to its financial statements and results of operations as of the effective date of Telewest’s scheme of arrangement.

As a result of the application of “fresh start” accounting, New Telewest’s consolidated balance sheet, as well as its future depreciation and amortization expense, are likely to be different from that presented in the historical consolidated financial statements of Telewest included elsewhere in this shareholders’ circular and prospectus. In particular, “fresh start” accounting is expected to change the value of New Telewest’s tangible and intangible assets with an associated change in its depreciation and amortization expense as compared to Telewest.

Cancellation of Indebtedness

In addition, the Financial Restructuring will result in the cancellation of approximately £3.7 billion of notes and debentures and the unpaid accrued interest on those notes and debentures, leaving outstanding approximately £1.8 billion in debt under the proposed amended senior secured credit facility and approximately £200 million of other long-term liabilities, including obligations under various capital leases. As a result, New Telewest’s interest expense will decline significantly in comparison to the interest expense incurred in periods prior to the Financial Restructuring.

Potential Change to Long-range Plan

The Financial Restructuring will result in a subsidiary of New Telewest succeeding to substantially all of Telewest’s operating companies and assets and assuming responsibility for the satisfaction of all of Telewest’s debt, obligations and liabilities, except certain expenses of Telewest’s shareholders and noteholders arising as a result of the Financial Restucturing and the appointment of a new board of directors, most of whom will have been designated by members of the Bondholder Committee and W.R. Huff. As contemplated by the term sheet relating to the Financial Restructuring, New Telewest will work together with certain noteholders to develop a fully funded operating business plan based on Telewest’s current long-range plan through the fiscal year 2005. As a result of the changes in the board of the directors and the reassessment of Telewest’s business plan, New Telewest’s business strategy may change, which could have a material effect on future results of operations and financial condition.

Future Income Subject to US Federal Income Tax

The Financial Restructuring transactions will likely result in a greater portion of New Telewest’s earnings being subject to US federal income tax than is currently the case for Telewest and might therefore subject New Telewest to a higher effective income tax rate than is currently the case for Telewest. As non-US persons, Telewest and its foreign subsidiaries are generally not subject to tax in the United States on their income derived from sources outside the United States. However, New Telewest will be subject to US federal income tax on its worldwide income. In addition, because New Telewest will have foreign subsidiaries meeting the definition of a controlled foreign corporation, certain types of income of those foreign subsidiaries will be taxable to New Telewest.

Use of Estimates and Critical Accounting Policies

Telewest’s accounting policies are summarized in note 3 to its consolidated financial statements. As stated above, Telewest prepares its consolidated financial statements in conformity with US GAAP, which requires it to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include capitalization of labor and overhead costs, impairment of goodwill and long-lived assets, and accounting for debt and financial instruments. Actual results could differ from those estimates.

Telewest considers the following policies to be the most critical accounting policies in understanding the estimates, assumptions and judgments that are involved in preparing its financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

•	revenue recognition;

•	impairment of goodwill and long-lived assets;

•	capitalization of labor and overhead costs; and

•	accounting for debt and financial instruments.

In the future, New Telewest’s financial statements will also reflect the impact of adopting “fresh start” accounting. See “Accounting Impact of the Financial Restructuring—“Fresh Start” Accounting.”

In addition, the application of the going concern basis of accounting involves a range of subjective judgments, principally in relation to Telewest’s ability to service existing indebtedness through continued compliance with debt covenants and payment of interest due and the sufficiency of resources to allow it to continue to operate in the ordinary course and thereby realize its assets and discharge its liabilities in the normal course of business for a period of 12 months following the date of the Independent Auditor’s Report included elsewhere in this shareholders’ circular and prospectus. These judgments are discussed in more detail in “Risk Factors” and below under the heading “— Liquidity and Capital Resources.”

Revenue Recognition

Telewest applies the provisions of Statement of Financial Accounting Standard, or SFAS, No. 51 “Financial Reporting by Cable Television Companies” in relation to connection and activation fees for cable television, as well as telephony and internet services, on the basis that it markets and maintains a unified fiber network through which it provides all of these services. Consequently, those fees are recognized in the period of connection to the extent that those fees are less than direct selling costs. Any excess of connection and activation fees over direct selling costs is deferred and amortized over the expected customer life.

Impairment of Goodwill and Long-Lived Assets

All long-lived assets, including goodwill and investments in unconsolidated affiliates, are evaluated for impairment on the basis of estimated undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is determined to be impaired, it is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows, and those estimates include inherent uncertainties, including those relating to the timing and amount of future cash flows and the discount rate used in the calculation. Assumptions used in these cash flows are consistent with Telewest’s internal forecasts. If actual results differ from the assumptions used in the impairment review, Telewest may incur additional impairment charges in the future.

Capitalization of Labor and Overhead Costs

The telecommunications and cable industries are highly capital-intensive and a large portion of Telewest’s resources is spent on capital activities. Judgment is sometimes required to determine whether a project is capital in nature and whether certain costs are directly associated with that capital project. In particular, determining whether overhead is borne as a consequence of specific capital activities requires some judgment. The changing nature of the sectors in which Telewest operates and the nature of its development activities will affect the appropriateness of its capitalization policy in the future.

Accounting for Debt and Financial Instruments

Telewest manages its risks associated with foreign exchange rates and interest rates and may use derivative financial instruments to hedge a portion of these risks. As a matter of policy, Telewest does not use derivative financial instruments unless there is an underlying exposure and, therefore, it does not use derivative financial instruments for trading or speculative purposes. The evaluation of hedge effectiveness is subject to assumptions and judgments based on the terms and timing of the underlying exposures. All derivative financial instruments are recognized in the consolidated balance sheet at fair value. The fair value of Telewest’s derivative financial instruments is generally based on quotations from third-party financial institutions, which are market estimates of fair value that may differ from the amount realized if those instruments were monetized.

Results of Operations

Telewest operates in two main reportable segments: cable and content. The cable segment of the business is further subdivided, for revenue purposes only, into a consumer division and a business services division. The consumer division is further divided for revenue purposes into three reporting units: cable television, consumer telephony, and internet and other. The content segment is not further divided for reporting purposes, although Telewest does separately track revenues derived from sales by its content segment to its cable division, which are eliminated on consolidation.

Telewest’s financial condition and results of operations for the nine-month periods ended September 30, 2002 and 2003 and the years ended December 31, 2000, 2001 and 2002, in each case based upon financial information prepared in accordance with US GAAP, are discussed below.

Comparison of Nine-Month Periods Ended September 30, 2002 and 2003

Consolidated revenue decreased by £9 million or 0.9% from £976 million in the nine-month period ended September 30, 2002 to £967 million in the nine-month period ended September 30, 2003. Consolidated revenue in the nine-month period ended September 30, 2002 was impacted by a one-time credit of £8 million (see “—Business Services Revenue” below). Excluding this one-time credit, Telewest’s consolidated revenue would have decreased by only £1 million or 0.1% from £968 million in the nine-month period ended September 30, 2002 to £967 million in the nine-month period ended September 30, 2003.

Telewest’s operating costs and expenses (including depreciation) also decreased by £110 million or 10.3% in the nine-month period ended September 30, 2003. Accordingly, Telewest recorded an operating profit of £10 million for the nine-month period ended September 30, 2003 compared with an operating loss of £91 million for the nine-month period ended September 30, 2002.

CABLE SEGMENT

Consumer Division

Consumer division revenue represents a combination of cable television revenue, consumer cable telephony revenue, and internet and other income.

Consumer division revenue decreased by £7 million or 1.0% from £684 million for the nine-month period ended September 30, 2002 to £677 million for the nine-month period ended September 30, 2003. This decrease was due to a decrease of 5.7% in aggregate cable television and consumer telephony revenues in the nine-month period ended September 30, 2003, partially offset by an increase of 50.9% in Telewest’s internet and other income in the nine-month period ended September 30, 2003, compared with the nine-month period ended September 30, 2002. Consumer revenues were also impacted by the closure, in November 2002, of Cable Guide, Telewest’s TV listings magazine which contributed £4 million of revenues in the nine-month period ended September 30, 2002 and the sale of Telewest’s Eurobell Indirect Access (‘IDA’) telephony business on July 8, 2003. IDA contributed £4 million in the nine-month period ended September 30, 2003, compared with £7 million in the nine-month period ended September 30, 2002.

Average monthly revenue per subscriber increased by £1.19 or 2.8% from £41.91 for the nine-month period ended September 30, 2002 to £43.10 for the nine-month period ended September 30, 2003. The increase is attributable to selected retail price increases in Telewest’s cable television and residential telephony services in April 2002 and March 2003, increases in dual or triple penetration (i.e., the proportion of homes subscribing to at least two of Telewest’s cable television, residential telephony and broadband internet services), and continued analog-to-digital TV migration, offset in part by a decrease in second line penetration and lower call volumes per line in residential telephony. Dual or triple penetration, which results from the continued market acceptance of combined cable television, telephony and broadband internet packages, increased by 2.4 percentage points to 72.0% at September 30, 2003 from 69.6% at September 30, 2002. This was primarily a result of an increase in the number of subscribers to Telewest’s broadband internet services offset in part by increased product churn (particularly in the second half of 2002) for cable television, telephony and dial-up internet services, as described below. As at September 30, 2003, “triple play” customers totaled 256,391 and accounted for 14.9% of Telewest’s total customer base compared with 154,828 customers and 8.8% as at September 30, 2002.

Total customer homes connected decreased by 36,684 or 2.1% from 1,758,234 at September 30, 2002 to 1,721,550 at September 30, 2003 as a result of the continued effect of the selected price rises described below (particularly in analog television) and by lower sales due to tighter credit control procedures, in line with Telewest’s objective of focusing on more cash-generative customers, and also by the disconnection of approximately 7,000 ‘zero-paying’ analog TV only customers following a database clean-up exercise, offset by new subscribers to Telewest’s products, particularly Telewest’s broadband internet services. Accordingly, overall household penetration also decreased by 0.6 percentage points from 37.4% at September 30, 2002 to 36.8% at September 30, 2003. During the three-month period ended September 30, 2003, the number of total customer homes increased by 1,682 as Telewest returned to customer growth following losses in customer homes in the two previous three-month periods. This increase was achieved due to the introduction of new product propositions, increased spend on marketing and promotions, operational improvements to improve sales efficiency, and lower churn. Tight credit control measures remain in place to ensure Telewest continues to attract profitable customers.

The competitive nature of the markets in which the consumer division operates will continue to restrict its ability to increase retail prices. Nevertheless, following price rises by competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and March 2003. Customer growth was impacted by these price rises and the tightening of Telewest’s credit control policy as it focuses on more cash-generative customers. Telewest has returned to customer growth in the second half of 2003 as it reduces churn and continues to market and enhance its digital TV and “triple play” products. Telewest believes that its bundled offerings still remain competitive when compared with those offered by other operators.

Customer growth was positively affected by the reduction in quarterly annualized churn in the three-month period ended September 30, 2003 to 14.2% from 15.6% for the three-month period ended June 30, 2003.

Telewest’s focus on more cash-generative customers continues to improve the profile of its customer base as:

•	average revenue per subscriber increased to £43.10 for the nine-month period ended September 30, 2003;

•	“triple play” customers increased by 73,248 in the nine-month period ended September 30, 2003;

•	“triple play” customers account for 14.9% of the customer base at September 30, 2003 compared to 8.8% at September 30, 2002;

•	26.8 % of Telewest’s telephony customer base as at September 30, 2003, took its higher average monthly revenue earning flat rate telephony products compared to 21.4% at September 30, 2002;

•	75.1% of Telewest’s cable television customer base as at September 30, 2003, took its higher average monthly revenue earning digital TV products compared to 63.5% at September 30, 2002; and

•	household churn in the twelve-month period ended September 30, 2003 fell to 14.9%, down from 18.2% in the twelve-month period ended December 31, 2002, 17.6% in the twelve-month period ended March 31, 2003 and 16.1% in the twelve-month period ended June 30, 2003. (Churn has benefited from improved customer service processes, enabling more efficient and responsive handling of customers and an improvement in the profile of Telewest’s customer base.)

Cable Television Revenue. Cable television revenue decreased by £17 million or 6.7% from £254 million for the nine-month period ended September 30, 2002 to £237 million for the nine-month period ended September 30, 2003. The decrease was attributable to a reduction in the number of subscribers in the first six-months of 2003 as a result of Telewest’s focus on the acquisition of profitable customers and cost control rather than overall subscriber growth.

Telewest’s digital television services have been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas. As a result of this substantially completed roll-out, Telewest’s cable television customers continue to migrate from its analog services to its digital services, where they generate higher monthly revenues. As at September 30, 2003, Telewest had an installed base of 945,595 digital subscribers, an increase of 116,399 or 14.0% compared with 829,196 as at September 30, 2002. At September 30, 2003, 75.1% and 24.9% of customer homes connected subscribed to digital and analog TV services, respectively. This compares with 63.5% and 36.5%, respectively, at September 30, 2002. Notwithstanding the above, the migration of analog customers to digital has slowed during the twelve-month period ended September 30, 2003 compared with the twelve-month period ended September 30, 2002, a trend that Telewest expects to continue during the rest of 2003. This resulted from Telewest’s increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and a smaller base of analog customers.

As noted above, Telewest has shifted its focus from one of subscriber acquisition to one that focuses on cash generative products, services and customers. As part of this focus Telewest has:

•	discontinued active marketing of its Entry TV package to new subscribers during the nine-month period ended September 30, 2003, except when bundled with other products;

•	required new subscribers to TV as a stand-alone product to take its top-tier basic package, Supreme;

•	withdrawn the Essential Plus package for new subscribers to encourage customers to take the full Supreme package; and

•	during the nine-month period ended September 30, 2003, put through price rises, particularly in analog television where it has moved customers from non-standard packages to standard priced packages.

Average monthly revenue from Telewest’s digital cable television subscribers was £22.08 for the nine-month period ended September 30, 2003 compared with £17.59 from its analog TV subscribers for the same period. A larger percentage of Telewest’s digital TV customers take higher priced services than its analog TV customers.

In April 2002 and March 2003, Telewest implemented selected cable television price increases which had a positive impact on average monthly revenue per cable television subscriber, but also resulted in a decline in total subscribers (as discussed further below).

Total cable television subscribers connected decreased by 46,286 or 3.5% from 1,304,835 at September 30, 2002 to 1,258,549 at September 30, 2003, largely as a result of higher churn rates experienced following the price increases described above, and also by the disconnection of approximately 7,000 analog TV only customers following a database clean-up exercise. These customers had been receiving free basic-TV. Following five previous quarters of decreases in total cable television subscribers connected, Telewest added 8,038 cable television subscribers during the three-month period ended September 30, 2003, primarily as the result of the introduction of new product propositions and the addition of new channels to its cable television packages.

During the nine-month period ended September 30, 2003, Telewest experienced a fall in the amount of premium programming purchased by its subscribers. Telewest’s “premium-to-basic” ratio (which measures units of premium programming as a percentage of its basic TV subscriber base) fell from approximately 71% for the nine-month period ended September 30, 2002 to approximately 70% for the nine-month period ended September 30, 2003. In particular, the decrease in the “premium-to-basic” ratio was more marked in the first six months of the year where the ratio fell from approximately 71% for the six-month period ended June 30, 2002 to approximately 69% in the six-month period ended June 30, 2003. The “premium-to-basic” ratio recovered in the third quarter, from approximately 70% in the three-month period ended September 30, 2002 to approximately 72% in the three-month period ended September 30, 2003. Although the overall decrease in the purchase of premium programming negatively impacts average monthly revenue per subscriber, it also has the effect of decreasing the costs associated with the purchase of that premium programming which therefore results in higher percentage margins for Telewest’s cable television products.

Average monthly revenue per cable television subscriber (combined digital and analog) decreased marginally by £0.01 from £20.79 for the nine-month period ended September 30, 2002 to £20.78 for the nine-month period ended September 30, 2003, due to the decrease in the amount of premium programming purchased by Telewest’s subscribers offset by the migration of Telewest’s subscriber base from analog to digital and selected price rises (each as discussed above).

Average monthly revenue for digital cable television subscribers declined by £1.04 or 4.5% from £23.12 for the nine-month period ended September 30, 2002 to £22.08 for the nine-month period ended September 30, 2003. This resulted principally from the change in the mix between premium and basic packages described above. Approximately 76% of Telewest’s digital TV subscribers during the nine-month period ended September 30, 2003 took ‘basic only’ packages compared to approximately 75% of subscribers during the nine-month period ended September 30, 2002. Although the digital “premium-to-basic” ratio remained at approximately 77% for both of the nine-month periods ended September 30, 2002 and September 30, 2003, it had previously fallen from approximately 77% for the six-month period ended June 30, 2002 to approximately 76% for the six-month period ended June 30, 2003. The digital “premium-to-basic” ratio recovered in the third quarter, from approximately 77% in the three-month period ended September 30, 2002 to approximately 79% in the three-month period ended September 30, 2003.

Product penetration decreased by 0.9 percentage points from 27.8% at September 30, 2002 to 26.9% at September 30, 2003, principally as a result of higher average cable television subscriber churn, particularly in the first nine months of that period, following the selected price increases described above. Subscriber churn, however, decreased in the three-month period ended September 30, 2003, and overall, churn decreased by 2.7 percentage points from 21.4% in the twelve-month period ended September 30, 2002 to 18.7% in the twelve-month period ended September 30, 2003.

As stated above, Telewest has returned to subscriber growth in the second half of 2003. Telewest has continued to improve value for its subscribers by adding new channels to all of its digital TV packages with six new basic channels added in July 2003 in addition to ten basic channels and nine Sky multiplex movie channels added in the six-month period ended June 30, 2003. Telewest has also launched a new digital TV package offering five of the best Asian TV channels combined with its flat-rate international service, Talk International.

Consumer Telephony Revenue. Consumer telephony revenue decreased by £19 million or 5.1% from £373 million for the nine-month period ended September 30, 2002 to £354 million for the nine-month period ended September 30, 2003. The decrease in consumer telephony revenue was primarily due to reductions in the average numbers of subscribers and telephony lines, lower average monthly revenue per line and subscriber, the sale of the Eurobell IDA business and the continued migration of dial-up internet subscribers to broadband.

Average monthly revenue per line decreased by £0.11 or 0.5% from £23.15 for the nine-month period ended September 30, 2002 to £23.04 for the nine-month period ended September 30, 2003, and average monthly revenue per subscriber decreased by £0.63 or 2.5% from £24.98 for the nine-month period ended September 30, 2002 to £24.35 for the nine-month period ended September 30, 2003. The benefit of selected price increases, the continued success of Telewest’s un-metered telephony product, Talk Unlimited, and improved routing of telephony traffic, was more than offset by declining call volumes principally as a result of the substitution of mobile calls for fixed line calls, the continuing migration of dial-up internet subscribers to broadband internet, which decreases second line penetration, and the transfer of telephony traffic for calls made by Telewest subscribers to a large internet service provider, from Telewest’s consumer division to its carrier services unit, which will now be billed at a flat rate, rather than on a per minute basis.

Talk Unlimited is Telewest’s 24-hour, 7 day-a-week fixed-fee residential telephony package with unlimited local and national calls (excluding calls to non-geographic, premium rate and mobile telephone numbers) in the United Kingdom. This service, charged at a flat rate of £26.00 per month on a stand-alone basis, or £34.50 to £41.50 per month including a digital television package, is successful in attracting new customers to Telewest’s services, and generates higher average revenues per customer from existing subscribers who migrate from Telewest’s standard metered telephony services, 3-2-1. Talk Unlimited is available in all of Telewest’s franchise areas.

At the beginning of 2003, Telewest expanded its flat rate telephony service by launching Talk Evenings and Weekends, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom (including line rental) and Talk International, which offers reduced rates to all international destinations, in each case for a flat monthly rate.

Total “Talk” subscribers increased by 80,807 or 23.3% from 346,285 subscribers at September 30, 2002 to 427,092 subscribers at September 30, 2003, including 323,779 Talk Unlimited standard subscribers, 23,409 Talk International subscribers and 79,904 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s ‘Talk’ services at September 30, 2003 accounted for 26.8% of Telewest’s total telephony subscribers at that date.

The number of residential telephony subscribers decreased by 23,549 or 1.5% from 1,615,190 at September 30, 2002 to 1,591,641 at September 30, 2003. The number of residential lines decreased by 52,839 or 3.1% from 1,725,904 at September 30, 2002 to 1,673,065 at September 30, 2003. The decrease in the number of residential telephony subscribers resulted principally as price rises in April 2002 and March 2003 affected the acquisition of new customers and because of increased competitive pressure, offset in part by the impact of the increased penetration of Telewest’s Talk Unlimited products. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Average residential telephony subscriber churn decreased by 2.7 percentage points from 17.2% for the twelve month period ended September 30, 2002 to 14.5% for the twelve-month period ended September 30, 2003.

Residential telephony product penetration decreased marginally to 34.0% as at September 30, 2003 compared with 34.4% as at September 30, 2002. Second line penetration decreased to 5.1% as at September 30, 2003 from 6.9% as at September 30, 2002, due to the price increases for second lines and the continued migration of dial-up internet subscribers to Telewest’s blueyonder broadband internet service during the twelve-month period ended September 30, 2003.

Internet and Other Revenue. Internet and other revenue, which arises wholly in Telewest’s consumer division, increased by £29 million or 50.9% from £57 million in the nine-month period ended September 30, 2002 to £86 million in the nine-month period ended September 30, 2003. The increase was due to an increase in internet income of £33 million or 62.3% to £86 million in the nine-month period ended September 30, 2003 from £53 million in the nine-month period ended September 30, 2002. The increase in internet revenue resulted from increases in the number of internet subscribers and the continued success of Telewest’s broadband products.

At September 30, 2003, Telewest had 610,334 broadband and dial-up internet subscribers in total, compared with 500,343 as at September 30, 2002, an increase of 109,991 or 22.0%.

Total blueyonder broadband internet subscribers increased by 151,237 or 70.0% from 216,173 at September 30, 2002 to 367,410 at September 30, 2003. Telewest’s standard blueyonder broadband service operates at a speed of 512Kb. On June 17, 2002 Telewest launched a 1Mb blueyonder broadband internet service and on May 12, 2003, following a successful trial with 1,500 customers, it launched a 2Mb blueyonder broadband residential internet service. At September 30, 2003, Telewest had 31,409 subscribers to its 1Mb service and 6,088 subscribers to its 2Mb service or 8.5% and 1.7%, respectively, of its total blueyonder broadband internet subscribers.

Telewest’s blueyonder broadband internet customers have also significantly contributed to the growth in its average monthly revenue, as 256,391 customers or approximately 69.8% are “triple play” customers who also take both cable television and telephony services from Telewest and 93.6% take at least one other product. Blueyonder broadband internet is also successful in attracting new customers to Telewest, with approximately 42% of broadband internet installations in the nine-month period ended September 30, 2003 being subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended September 30, 2003 from 11.7% to 13.3% principally as the result of disconnections by Telewest customers who were initially attracted by promotions. Blueyonder broadband internet churn increased in the three-month period ended September 30, 2003 from 13.2% to 14.7% mainly due to three issues which affected the early part of the quarter: a much publicized increase in virus activity, stability issues following an e-mail platform upgrade and the seasonal effect of increased customer property moves in the summer months. These issues have now been resolved.

Average monthly revenue for blueyonder broadband internet decreased from £25.89 for the nine-month period ended September 30, 2002 to £22.66 for the nine-month period ended September 30, 2003 as installation fees in the first part of the nine-month period ended September 30, 2003 were discounted and as the portion of average monthly revenue per subscriber attributable to installation fees gets spread over a growing subscriber base.

Dial-up internet subscribers to Telewest’s blueyonder SurfUnlimited product, which introduces its subscribers to a reliable fixed-fee unmetered service, together with its blueyonder pay-as-you-go metered internet service decreased by 41,246 or 14.5% from 284,170 at September 30, 2002 to 242,924 at September 30, 2003 as subscribers continued to migrate to its blueyonder broadband internet service. Approximately 16% of the broadband customers Telewest added during the nine-month period ended September 30, 2003 were upgrades from SurfUnlimited.

Other revenues, derived from the sales of cable television publications, decreased by £4 million in the nine-month period ended September 30, 2002 to £0 in the nine-month period ended September 30, 2003 due to cessation of this sales activity in November 2002.

Business Services Division

Business services revenue is derived from the delivery of business communications solutions through an effective combination of voice, data and managed solutions services.

Business services revenue decreased by £3 million or 1.4% from £213 million for the nine-month period ended September 30, 2002 to £210 million for the nine-month period ended September 30, 2003. Revenue in the nine-month period ended September 30, 2002 benefited from a one-time recognition of £8 million in Telewest’s carrier services unit (see below). Excluding this one-time credit, business services revenue increased by £5 million or 2.4% from £205 million in the nine-month period ended September 30, 2002 to £210 million in the nine-month period ended September 30, 2003. Excluding Telewest’s carrier services unit revenue, business services revenue increased by £4 million or 2.4% from £169 million for the nine-month period ended September 30, 2002 to £173 million for the nine-month period ended September 30, 2003.

Although the number of business customer accounts decreased by 4,131 accounts or 5.6% from 74,052 at September 30, 2002 to 69,921 at September 30, 2003, business telephony lines increased by 6,363 lines or 1.4% from 458,388 at September 30, 2002 to 464,751 at September 30, 2003, giving an average of 6.6 business lines per customer account at September 30, 2003 compared with an average of 6.2 business lines per customer account at September 30, 2002.

Average monthly revenue per line decreased from £42.33 for the nine-month period ended September 30, 2002 to £41.28 for the nine-month period ended September 30, 2003, due primarily to increased price competition in the market place.

In May 2003, Telewest Business was named as one of six companies endorsed by the UK Office of Government Commerce to provide broadband services to the public sector through the Broadband Solutions Framework Agreement. The Broadband Solutions Framework Agreement will enable public sector organizations to buy broadband services more quickly and efficiently and provides an opportunity for Telewest Business to increase its market share in providing services to this important market.

Telewest’s carrier services unit, which provides its fiber optic National Network to other carriers and operators (for example T-Mobile, a mobile telephone company), contributed £37 million of revenue for the nine-month period ended September 30, 2003 compared with £44 million for the corresponding period in 2002. Revenue in the nine-month period ended September 30, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract. (This one-time recognition arose when Atlantic Telecommunications was placed in administration, the contract was released from its terms and Telewest was able to credit deferred revenue in the nine-month period ended September 30, 2002.) Excluding this one-time credit, carrier services revenue would have increased by £1 million or 2.8% from £36 million in the nine-month period ended September 30, 2002 to £37 million in the nine-month period ended September 30, 2003. Revenues from the carrier services unit tend to be derived from a relatively small number of high value, short and long term contracts and can therefore fluctuate significantly from period to period. Over recent periods Telewest’s carrier services unit has been negatively impacted by a general weakness in the market in which it operates.

CONTENT SEGMENT

Content Division Revenue

Content division revenue is derived from entertainment, content, interactive and transactional services provided to the UK pay-TV broadcasting market through Telewest’s content production subsidiary, Flextech.

After the elimination of inter-divisional revenues of £11 million for the nine-month period ended September 30, 2002 and £8 million for the nine-month period ended September 30, 2003, the net revenue of Flextech increased by £1 million or 1.3% from £79 million for the nine-month period ended September 30, 2002 to £80 million for the nine-month period ended September 30, 2003. Flextech’s increase in net revenue was principally as a result of growth in subscription and advertising revenues offset in part by the loss of revenue resulting from the disposal of non-core businesses. Before the elimination of inter-divisional trading between Flextech and the rest of Telewest’s business, Flextech’s revenue decreased by £2 million or 2.2% from £90 million for the nine-month period ended September 30, 2002 to £88 million for the nine-month period ended September 30, 2003. This decrease in net revenue was principally as a result of the loss of revenue resulting from the disposal of the non-core businesses.

Telewest’s content division’s subscription revenue including the content division’s share of UKTV’s (its joint venture with BBC Worldwide) subscription revenue increased by £2 million or 4.0% from £50 million for the nine-month period ended September 30, 2002 to £52 million for the nine-month period ended September 30, 2003, principally as a result of an increase in Flextech’s net subscription revenues partially offset by a decrease in its share of the revenue of UKTV. This decrease in UKTV revenue resulted primarily from a decrease in the number of homes receiving UKTV programming during 2002, largely as the result of the closure of ITV Digital, offset by subscriber growth at BSkyB. The number of homes receiving programming from Telewest’s content division fell to approximately 9.4 million in June 2002 from approximately 10.6 million at March 31, 2002 but has subsequently increased to approximately 10.1 million at September 30, 2003 as former ITV Digital subscribers have migrated to platforms carrying Flextech programming.

Advertising revenue, including the content division’s share of UKTV’s advertising revenue, increased by £8 million or 15.1% from £53 million for the nine-month period ended September 30, 2002 to £61 million for the nine-month period ended September 30, 2003. The content division’s increased advertising revenue resulted from the relative viewing strength of its channels, despite increased competition in the multichannel market. The content division increased its market share with a 4.0% share of the TV advertising market in the United Kingdom for the nine-month period ended September 30, 2003, up from 3.4% for the nine-month period ended September 30, 2002.

Telewest’s share of UKTV’s revenue increased by £2 million to £50 million in the nine-month period ended September 30, 2003.

CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Telewest’s operating costs and expenses before depreciation decreased by £32 million or 4.6% from £695 million for the nine-month period ended September 30, 2002 to £663 million for the nine-month period ended September 30, 2003, due to reduced consumer programming expenses, business and consumer telephony expenses, and SG&A, partially offset by increased cost of sales at its content division.

Consumer programming expenses decreased by £3 million or 3.1% from £96 million for the nine-month period ended September 30, 2002 to £93 million for the nine-month period ended September 30, 2003 representing 14.0% of total operating costs before depreciation for the nine-month period ended September 30, 2003, compared with 13.8% for the nine-month period ended September 30, 2002. Decreased consumer programming expenses were principally the result of the decline in the number of cable television subscribers, lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels, and favorable renegotiations of content contracts with certain programmers, offset by increased costs of programming for Telewest’s digital packages, which have more channels than their analog counterparts.

Business and consumer telephony expenses decreased by £18 million or 10.9% from £165 million for the nine-month period ended September 30, 2002 to £147 million for the nine-month period ended September 30, 2003, representing 22.2% of total operating costs before depreciation for the nine-month period September 30, 2003, compared with 23.7% for the nine-month period ended September 30, 2002. These decreases resulted principally from the lower usage arising from the reduced number of telephony subscribers, improved routing of telephony traffic and a reduction in termination rates for certain calls.

The content division’s cost of sales increased by £6 million or 12.5% from £48 million for the nine-month period ended September 30, 2002 to £54 million for the nine-month period ended September 30, 2003, representing 8.1% of total operating costs before depreciation for the nine-month period ended September 30, 2003, compared with 6.9% for the nine-month period ended September 30, 2002. The content division’s cost of sales consists principally of amortization costs of programming shown on its TV channels and the costs of advertising sales those channels receive. The content division’s cost of sales was 61.4% of the content division’s revenues (including inter-divisional sales to Telewest) for the nine-month period ended September 30, 2003 compared with 53.3% on the same basis for the nine-month period ended September 30, 2002. The increase in the content division’s cost of sales is primarily attributable to additional investment in programming in the nine-month period ended September 30, 2003.

SG&A, which includes, among other items, salary and marketing costs, decreased by £17 million or 4.4% from £386 million for the nine-month period ended September 30, 2002 to £369 million for the nine-month period ended September 30, 2003. The decrease in SG&A primarily reflects the reductions in payroll costs from decreasing numbers of employees, lower marketing and advertising costs and decreases in other overhead expenses, as Telewest continues to focus on cost control and achieve cost efficiencies, offset by £16 million of legal and professional costs relating to Telewest’s Financial Restructuring incurred during the nine-month period ended September 30, 2003.

On May 2, 2002, Telewest announced that it was reducing its staffing levels by approximately 1,500 as part of a group reorganization. This had been substantially completed by the end of 2002 although a further 500 staff left in the nine-month period ended September 30, 2003 and headcount stood at approximately 8,700 as at September 30, 2003, compared to 9,700 at September 30, 2002 and 10,500 at May 2, 2002. Headcount is defined as all permanent full-time equivalent staff and excludes temporary and contract staff. SG&A increased slightly as a percentage of total operating costs, before depreciation from 55.5% for the nine-month period ended September 30, 2002 to 55.7% for the nine-month period ended September 30, 2003. Also, as part of its focus on cost control, Telewest is in the process of rationalizing its property portfolio and reducing the number of occupied properties. Twelve properties have been closed and ten have been disposed of or surrendered since December 31, 2002.

Depreciation expense decreased by £78 million or 21.0% from £372 million for the nine-month period ended September 30, 2002 to £294 million for the nine-month period ended September 30, 2003. This decrease is primarily attributable to the decreasing level of capital expenditure since January 2002 and the charge for impairment of fixed assets (amounting to £841 million) which was recorded in the year ended December 31, 2002.

Other Income/(Expense). Other expense, net of other income, before taxation, totaled £254 million for the nine-month period ended September 30, 2003 compared with £232 million for the nine-month period ended September 30, 2002, an increase of £22 million or 9.5%. This net increase in other expense resulted primarily from decreased foreign exchange gains partially offset by decreased interest expense in the nine-month period ended September 30, 2003.

Interest income was £17 million for the nine-month period ended September 30, 2003 compared with £13 million for the nine-month period ended September 30, 2002. Interest income was generated from the higher cash balances held by Telewest during the nine-month period ended September 30, 2003 as a result of drawing down under Telewest’s existing senior secured credit facility in advance of funding requirements.

Interest expense decreased by £38 million or 9.6% from £397 million for the nine-month period ended September 30, 2002 to £359 million for the nine-month period ended September 30, 2003. This decrease was primarily as a result of the additional interest expense incurred during 2002 under Telewest’s bank facilities with respect to additional borrowing to fund the continued roll-out of digital television and broadband internet products and general working capital offset by decreased expense on re-translating Telewest’s dollar-denominated interest at the period end exchange rate.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in Other Comprehensive Income (‘OCI’) of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the Statement of Operations in that period. Subsequent adjustments of the carrying value of these instruments to fair value are reflected in the Statement of Operations when incurred.

Foreign exchange gains, net, totaled £84 million in the nine-month period ended September 30, 2003 compared with £153 million in the nine-month period ended September 30, 2002. These gains were primarily the result of the US dollar significantly weakening against the pound sterling and, in the nine-month period ended September 30, 2002, the result of a release of £53 million from OCI, as described above. Following the termination of all of its hedging contracts, Telewest has increased its foreign exchange risk and its unhedged dollar-denominated liabilities are translated at period-end exchange rates contributing to higher foreign exchange gains or losses as the US dollar fluctuates against the pound sterling. Telewest will continue to monitor this risk until the Financial Restructuring is complete, when it is anticipated that the US dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk will be substantially eliminated.

Telewest’s share of net profits of affiliated companies was £4 million for the nine-month period ended September 30, 2003, compared with losses of £5 million for the nine-month period ended September 30, 2002. Telewest’s principal affiliated companies as at September 30, 2003 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses, net, amounted to £0 million for the nine-month period ended September 30, 2003 compared with a net profit of £4 million for the nine-month period ended September 30, 2002. The other profits in the nine-month period ended September 30, 2002 primarily arose as a result of gains of £33 million on the disposal of Telewest’s investments in its subsidiary The Way Ahead Group Limited and in an affiliated company, TV Travel Group Limited, offset by a write-off of £30 million against its investment in another affiliate, SMG plc.

Comparison of Years Ended December 31, 2001 and 2002

Telewest’s consolidated revenue increased by £29 million or 2.3% from £1,254 million for the year ended December 31, 2001 to £1,283 million for the year ended December 31, 2002. This increase was attributable to growth in its cable segment offset by reduced revenues from its content segment, mainly due to the disposal of non-core businesses and the closure of ITV Digital. The growth in Telewest’s consumer division of its cable segment was also affected by a non-recurring charge of £16 million in respect of a Value Added Tax, or VAT, adjustment. Excluding this non-recurring VAT adjustment, Telewest’s consolidated revenue would have increased by £45 million or 3.6%.

Telewest provided £16 million against revenue as a result of a VAT & Duties Tribunal judgment in a dispute over the VAT status of its cable listings magazines. Previously, this was disclosed as a contingent liability. The amount arose from VAT which the VAT and Duties Tribunal ruled was incurred in the period from January 2000 to July 2002. Telewest appealed against this ruling. The appeal was heard in the High Court between November 4 and 10, 2003 and the decision for the appeal hearing is expected in early 2004.

CABLE SEGMENT

Consumer Division

Telewest’s consumer division revenue increased by £37 million or 4.3% from £857 million for the year ended December 31, 2001 to £894 million for the year ended December 31, 2002. This increase was attributable primarily to increases in average monthly revenue per subscriber coming from the growth of its successful broadband products, increased multi-service penetration and selected price rises offset by a small decrease in the number of total homes connected and the £16 million VAT adjustment explained above. Excluding this non-recurring VAT adjustment, Telewest’s consumer division revenue would have increased by £53 million or 6.2% to £910 million.

Excluding the non-recurring VAT adjustment, average monthly revenue per subscriber increased by £1.77 or 4.4% from £40.03 for the year ended December 31, 2001 to £41.80 for the year ended December 31, 2002. This increase was attributable to an increase in dual or triple-service subscribers (i.e., the proportion of homes subscribing to two or all three, respectively, of Telewest’s cable television, residential telephony and broadband internet services), continued analog-to-digital migration and selected retail price increases in Telewest’s cable television and residential telephony services in July 2001, April 2002 and August 2002, offset in part by a decrease in second line penetration and lower call volumes in residential telephony. Dual or triple-service subscriptions, which resulted from the continued market acceptance of combined cable television, telephony and broadband internet packages, grew by 0.9 percentage points to 69.9% at December 31, 2002 from 69.0% at December 31, 2001. This was primarily the result of an increase in the number of subscribers to Telewest’s blueyonder broadband internet services offset in part by increased product churn for cable television, telephony and dial-up internet services, as described below. As at December 31, 2002, Telewest’s “triple play” customers totaled 183,143 and accounted for 10.4% of its total customer base compared with 58,802 customers and 3.3% as at December 31, 2001.

Total customer homes connected decreased marginally by 6,994 or 0.4% from 1,765,619 at December 31, 2001 to 1,758,625 at December 31, 2002 mainly as a result of the continued effect of the selected price rises described below and the more rigorous enforcement of Telewest’s installation fee collection and disconnection policies in line with its objective of focusing on more cash-generative customers. This decrease was largely offset by new subscribers to Telewest’s products, particularly its blueyonder broadband internet services. Accordingly, overall household penetration also decreased marginally by 0.1 percentage points from 37.5% at December 31, 2001 to 37.4% at December 31, 2002.

Following price rises by its competitors, Telewest introduced selected price rises across its cable television, telephony and dial-up internet product range in April 2002 and August 2002.

Household churn in the year ended December 31, 2002 was 18.2%, although this fell to 15.7% in the three-month period ended on that date.

Cable Television Revenue. Cable television revenue increased by £7 million or 2.1% from £329 million for the year ended December 31, 2001 to £336 million for the year ended December 31, 2002. The increase was principally attributable to the continued migration of Telewest’s cable television subscribers from analog television to digital television and retail price increases introduced in 2001 and 2002, largely offset by a decline in cable television subscribers as a result of higher churn rates, and a fall in the amount of premium programming purchased by its subscribers.

As of December 31, 2002, Telewest’s digital television services had been rolled out in all franchise areas, excluding its Eurobell South-East areas and its Cabletime areas. As a result of this substantially completed roll-out, Telewest’s cable television customers continued to migrate from its analog services to its digital services, where they generated higher monthly revenues. As at December 31, 2002, Telewest had 857,472 digital subscribers, an increase of 133,646 or 18.5% compared with 723,826 as at December 31, 2001. At December 31, 2002, 66.3% and 33.7% of customer homes connected subscribed to digital and analog television services, respectively. This compares with 53.9% and 46.1%, respectively, as at December 31, 2001. However, the migration of analog customers to digital slowed during the year ended December 31, 2002 compared with the previous year. Telewest expects this trend to continue throughout 2003 as a result of its increased focus on cash and cost control, including reduced marketing activity in respect of its digital cable television services and the decreased size of its analog customer base.

Average monthly revenue from Telewest’s digital cable television subscribers was £22.70 for the year ended December 31, 2002 compared with £17.93 from its analog subscribers for the same period. This resulted from the tendency of Telewest’s digital subscribers to subscribe to more expensive programming packages than analog subscribers.

In July 2001 and April 2002, Telewest implemented selected cable television price increases which had a positive impact on average monthly revenue per cable television subscriber, but also resulted in a decline in total subscribers (as discussed further below).

Total cable television subscribers connected decreased by 47,973 or 3.6% from 1,341,784 at December 31, 2001 to 1,293,811 at December 31, 2002, largely as a result of higher churn rates experienced following the price increases described above.

During the year ended December 31, 2002, Telewest experienced a fall in the amount of premium programming purchased by its subscribers. Telewest’s “premium-to-basic” ratio (which measures units of premium programming as a percentage of its basic television subscriber base) fell from 80% as at December 31, 2001 to 72% as at December 31, 2002.

Average monthly revenue per cable television subscriber (i.e., digital television and analog television subscribers combined) increased marginally by £0.07 or 0.3% from £20.75 for the year ended December 31, 2001 to £20.82 for the year ended December 31, 2002 due to the migration of Telewest’s subscriber base from analog television to digital television and selected price rises, largely offset by the decrease in the amount of premium programming purchased by its subscribers (each as discussed above).

Average monthly revenue for digital cable television subscribers declined by £0.50 or 2.2% from £23.20 for the year ended December 31, 2001 to £22.70 for the year ended December 31, 2002. This resulted principally from the change in the mix between premium and basic packages described above. For example, approximately 75% of Telewest’s digital television subscribers during the year ended December 31, 2002 took “basic only” packages compared to approximately 69% of subscribers during the year ended December 31, 2001.

Product penetration decreased by 1 percentage point from 28.5% at December 31, 2001 to 27.5% at December 31, 2002, principally as a result of the higher average cable television subscriber churn which increased 2.8 percentage points from 18.7% in the 12-month period ended December 31, 2001 to 21.5% in the 12-month period ended December 31, 2002. This resulted principally from the selected price increases described above.

Consumer Telephony Revenue. Consumer telephony revenue increased by £7 million or 1.4% from £488 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. The increase in consumer telephony revenue was primarily due to an increase in average revenue per line, offset in part by a decrease in the total number of residential telephony lines.

Average monthly revenue per line increased by £0.37 or 1.6% from £22.79 for the year ended December 31, 2001 to £23.16 for the year ended December 31, 2002, although average monthly revenue per subscriber decreased slightly by £0.17 or 0.7% from £25.09 for the year ended December 31, 2001 to £24.92 for the year ended December 31, 2002. Average monthly revenue per line increased principally as a result of selected price increases and the continued success of Telewest’s unmetered telephony product, Talk Unlimited, offset in part by declining call volumes, principally as a result of the substitution of mobile calls for fixed line calls, a decrease in second line penetration and the transfer of telephony traffic for calls made by its subscribers to a large internet service provider, from its consumer division to its carrier services unit, which will now be billed at a flat rate rather than on a per-minute basis.

Talk Unlimited accounted for 360,662 subscribers or 22.3% of Telewest’s total telephony subscribers at December 31, 2002, an increase of 206,096 from 154,566 subscribers at December 31, 2001. This service is successful in attracting new customers to Telewest’s services, and generates higher average revenues per customer from existing subscribers who migrate from 3-2-1, its standard metered telephony service. Talk Unlimited is available in all of Telewest’s franchise areas.

The number of residential telephony subscribers decreased marginally by 1,485 or 0.1% from 1,615,809 at December 31, 2001 to 1,614,324 at December 31, 2002. The number of residential lines decreased by 45,121 or 2.6% from 1,762,312 at December 31, 2001 to 1,717,191 at December 31, 2002. The decrease in the number of residential telephony subscribers resulted principally from an increase in customer churn following price rises in

July 2001 and April 2002, offset in part by the impact of the increased penetration of Telewest’s Talk Unlimited product. The decrease in the number of residential telephony lines resulted primarily from a decrease in second lines during the year.

Average residential telephony subscriber churn increased by 0.8 percentage points from 16.5% for the twelve-month period ended December 31, 2001 to 17.3% for the twelve-month period ended December 31, 2002, principally as a result of the price rises in July 2001 and April 2002.

Residential telephony product penetration increased marginally to 34.4% as at December 31, 2002 compared with 34.3% as at December 31, 2001. Second line penetration decreased to 6.4% as at December 31, 2002 from 9.1% as at December 31, 2001, due to price increases for second lines and the continued migration of dial-up internet subscribers to Telewest’s blueyonder broadband internet service during the year ended December 31, 2002.

Internet and Other Revenue. Internet and other revenue, which arises wholly in Telewest’s consumer division, increased by £23 million or 57.5% from £40 million in the year ended December 31, 2001 to £63 million in the year ended December 31, 2002. The increase was due to an increase in internet income (principally as a result of the continued success of its high-speed internet products, as described below) offset in part by the £16 million VAT adjustment described above which was recorded in other revenue. Excluding this non-recurring adjustment, internet and other revenue would have increased by £39 million or 97.5% to £79 million.

Internet income increased by £43 million or 138.7% from £31 million as at December 31, 2001 to £74 million as at December 31, 2002. This increase resulted from an increase in the number of internet subscribers and the continued success of Telewest’s broadband internet products.

At December 31, 2002, Telewest had 540,445 broadband and dial-up internet subscribers in total, compared with 388,451 as at December 31, 2001, an increase of 151,994 or 39.1%.

Total blueyonder broadband internet subscribers increased by 177,097 or 208.1% from 85,122 as at December 31, 2001 to 262,219 as at December 31, 2002. Telewest began marketing its 512 Kb broadband internet service for home personal computers, “blueyonder broadband” internet, on a national basis from the start of 2001, and on June 17, 2002 it announced the launch of its new 1Mb blueyonder broadband internet service. At December 31, 2002, Telewest had 26,676 subscribers to its 1Mb service.

During the period ended December 31, 2002, Telewest’s blueyonder broadband internet customers significantly contributed to the growth in its average monthly revenue with 183,143 customers or 69.8% of its blueyonder broadband internet customers also taking both cable television and telephony services and 93% taking at least one other service. “Triple play” subscribers to all three of Telewest’s blueyonder broadband internet, telephony and cable television services had an average monthly revenue of approximately £67 as at December 31, 2002. Blueyonder broadband internet was also successful in attracting new customers to Telewest, with 33% of broadband internet installations being performed for subscribers who are new to Telewest. Blueyonder broadband internet churn increased in the twelve-month period ended December 31, 2002 from 7.5% to 12.4% as some of its customers, who were initially attracted by promotions, discontinued their service.

Dial-up internet subscribers to Telewest’s SurfUnlimited product, which provides unmetered internet access for a flat fee, together with its pay-as-you-go metered internet service, decreased by 25,103 or 8.3% from 303,329 at December 31, 2001 to 278,226 at December 31, 2002 as subscribers continued to migrate to Telewest’s blueyonder broadband internet service. As a result of this migration, 28% of the broadband customers added during 2002 were upgrades from SurfUnlimited. The price of Telewest’s metered blueyonder pay-as-you-go internet service was raised from 1.5 pence to 2 pence per minute to encourage these subscribers to upgrade to an unmetered service.

Other revenues (derived from the sales of cable television publications) declined by £4 million from £9 million as at December 31, 2001 to £5 million at December 31, 2002, principally as a result of lower sales in advance of the cessation of this sales activity in November 2002.

Business Services Division

Business services division revenue increased by £15 million or 5.6% from £268 million for the year ended December 31, 2001 to £283 million for the year ended December 31, 2002. This increase resulted from increased revenues from voice and data services, primarily from small-to-medium sized enterprises, or SMEs, and from Telewest’s carrier services unit, offset in part by a decrease in average monthly revenue per line from its business customers.

The increase in revenues from voice and data services resulted primarily from an increase in the number of business customers accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 812 accounts or 1.1% from 72,934 at December 31, 2001 to 73,746 at December 31, 2002. Business telephony lines increased by 21,822 lines or 4.9% from 444,998 at December 31, 2001 to 466,820 at December 31, 2002.

Average monthly revenue per line decreased from £44.12 for the year ended December 31, 2001 to £41.96 for the year ended December 31, 2002, due primarily to increased price competition in the marketplace.

The business services division continues to benefit from growth in the provision of data services across all market segments with the launch of an internet protocol virtual private network—a secure and scalable private network solution that enables companies to send voice, video and data through one single, efficient connection. For example, The Scotsman newspaper extended its existing contract with Telewest for another three years and is taking additional data services, including internet protocol virtual private network with multi-protocol label switching across various sites. It is also implementing a new automatic call distribution system to enhance call-handling services in its call center and is adopting a new internet structure.

Telewest’s carrier services unit contributed £58 million of revenue for the year ended December 31, 2002 compared with £52 million for the year ended December 31, 2001. Revenue in the year ended December 31, 2002 benefited from the recognition of £8 million from an Atlantic Telecommunications contract, previously deferred and being recognized over 20 years. In 2002, Atlantic Telecommunications was placed in administration and, as a result, Telewest was released from the terms of this contract, allowing it to credit the deferred revenue in the current year. There was no cash impact from this accounting treatment.

CONTENT SEGMENT

Content Division Revenue

After the elimination of inter-divisional revenues of £14 million and £15 million for the years ended December 31, 2001 and 2002, respectively, the net revenue of Flextech, Telewest’s content division, decreased by £23 million or 17.8% from £129 million for the year ended December 31, 2001 to £106 million for the year ended December 31, 2002. Before this elimination of inter-divisional trading between Flextech and Telewest, Flextech’s revenue decreased by £22 million or 15.4% from £143 million for the year ended December 31, 2001 to £121 million for the year ended December 31, 2002.

Flextech’s decrease in net revenue was principally as a result of a non-recurring grant received from the UK government in 2001, a decline in subscription revenue (largely as a result of the closure of ITV Digital in April 2002), the termination of BSkyB’s analog television service in 2001, and discontinued revenue streams from businesses that were disposed of, offset in part by an increase in advertising revenue.

The year ended December 31, 2001 included a £4 million UK government grant payment in respect of the trial of Living Health, Telewest’s broadband interactive television health service, and revenues of approximately £7 million from HSN Direct International Limited and Screenshop Limited which were disposed of during that year. The period also included revenues of £3 million from the sale of spare analog transponder capacity to BSkyB, which discontinued its analog services during 2001.

Telewest’s content division subscription revenue decreased by £3 million or 4.4% to £65 million for the year ended December 31, 2002 from £68 million for the year ended December 31, 2001, principally as a result of a decrease in its share of the revenue of UKTV (its joint venture with BBC Worldwide). This decrease in UKTV revenue resulted primarily from a decrease in the number of homes receiving UKTV programming during 2002, largely as the result of the closure of ITV Digital, offset by subscriber growth at BSkyB and improved tiering at NTL. The number of homes receiving programming from Telewest’s content division fell to approximately 9.4 million during the course of 2002 from approximately 10.5 million at December 31, 2001, but subsequently increased to approximately 9.8 million at December 31, 2002 as former ITV Digital subscribers migrated to platforms carrying Flextech programming.

The closure of ITV Digital was a significant factor in the decision to close one of UKTV’s channels, Play UK. None of the content division’s wholly owned channels were carried on the ITV Digital platform.

Advertising revenue, including the content division’s share of UKTV’s advertising revenue, increased by £8 million or 12.3% to £73 million for the year ended December 31, 2002 from £65 million for the year ended December 31, 2001 in a market that saw only a 5% overall rise. The content division’s advertising revenue performance derives from the relative viewing strength of its channels, with its share in pay-television homes growing from 6.1% to 6.6% and its share of basic viewing remaining stable at 20.4% in spite of increased competition in the multi-channel market. In 2002, UK Gold (one of the UKTV joint venture channels) was the second most watched basic-pay channel in pay-television homes and LivingTV (one of the content division’s wholly owned channels) was sixth. During this period, the content division increased its market share of the television advertising market in the United Kingdom, to 3.4% from 3.0%.

CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Telewest’s operating costs and expenses, before depreciation, impairment of fixed assets, amortization and impairment of goodwill decreased by £15 million or 1.6% from £957 million for the year ended December 31, 2001 to £942 million for the year ended December 31, 2002, due to reduced consumer programming expenses, business and consumer telephony expenses, and content expenses, offset in part by increases in SG&A principally caused by higher payroll costs due to its reorganization redundancy program and higher legal and professional costs associated with the Financial Restructuring.

Consumer programming expenses decreased by £14 million or 9.9% from £142 million for the year ended December 31, 2001 to £128 million for the year ended December 31, 2002, representing 13.6% of total operating costs before depreciation, impairment of fixed assets, amortization of and impairment of goodwill for the year ended December 31, 2002, compared with 14.8% for the year ended December 31, 2001. Decreased consumer programming expenses were principally the result of lower programming costs resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels and favorable renegotiations with certain programmers for content contracts. These decreases were partly offset by increased costs of programming for Telewest’s digital television packages, which have more channels than its analog packages.

Business and consumer telephony expenses decreased by £17 million or 7.2% from £235 million for the year ended December 31, 2001 to £218 million for the year ended December 31, 2002, representing 23.1% of total operating costs before depreciation, impairment of fixed assets, amortization and impairment of goodwill for the year ended December 31, 2002, compared with 24.5% for the year ended December 31, 2001. This decrease resulted from improving rerouting of traffic to least-cost providers, a reduction in termination rates for certain calls, an improvement in the mix of telephony revenue and the non-recurrence of £7 million of cost relating to the carrier services unit expensed in 2001.

The content division’s cost of sales decreased by £13 million or 15.7% from £83 million for the year ended December 31, 2001 to £70 million for the year ended December 31, 2002, representing 7.4% of total operating costs before depreciation, impairment of fixed assets, amortization and impairment of goodwill for the year ended December 31, 2002 compared with 8.7% for the year ended December 31, 2001. The content division’s cost of sales consists principally of amortization costs of programming shown on its television channels and the costs of advertising sales those channels receive. The decrease has resulted from lower costs following the closure of transactional businesses in 2001 and 2002 and the costs of a non-recurring sale of programming rights in 2001. The content division’s cost of sales was 57.9% of the content division’s revenues (including inter-divisional sales to Telewest) for the year ended December 31, 2002 compared with 58.0% on the same basis for the year ended December 31, 2001.

Depreciation expenses increased by £26 million or 5.5% from £469 million for the year ended December 31, 2001 to £495 million for the year ended December 31, 2002. This increase is primarily attributable to additional expenditure for the installation of new subscribers and the upgrade of parts of Telewest’s network. In addition, a charge for impairment of fixed assets amounting to £841 million was recorded in the year ended December 31, 2002 (£0 in 2001) which will result in reduced depreciation expenses going forward as these assets will no longer be depreciated (see below “—Impairment of Assets”).

SG&A increased by £29 million or 5.8% from £497 million in the year ended December 31, 2001 to £526 million in the year ended December 31, 2002. The increase in SG&A primarily reflected the net increase in employment costs due to redundancy charges associated with an employee reduction program (offset in part by reductions in payroll costs from decreasing numbers of employees), together with legal and professional costs relating to Telewest’s Financial Restructuring and increased expense associated with the marketing of its broadband and digital products, and was partially offset by decreases in other overhead expenses as Telewest continues to achieve cost efficiencies.

Redundancy costs incurred in respect of the reorganization during the year ended December 31, 2002 were approximately £25 million. Legal and professional costs incurred to that date in relation to Telewest’s Financial Restructuring were approximately £22 million. Excluding these redundancy and legal and professional costs, SG&A would have decreased by £18 million or 3.6% for the year ended December 31, 2002. SG&A increased as a percentage of total operating costs, before depreciation, impairment of fixed assets, amortization of and impairment of goodwill from 51.9% for the year ended December 31, 2001 to 55.8% for the year ended December 31, 2002 (and excluding the redundancy and legal and professional costs discussed above, increased to 53.5% on the same basis). Staff costs increased to £275 million for the year ended December 31, 2002 from £257 million for the year ended December 31, 2001, reflecting the redundancy costs associated with the reduction in staffing levels discussed above, offset in part by decreased ongoing payroll costs.

Under SFAS 142, effective from January 1, 2002, goodwill arising from business combinations and intangible assets with indefinite lives is no longer amortized but is subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity-method investments will also no longer be amortized under SFAS 142 but will be subject to impairment testing as part of the investment to which it relates in accordance with APB 18. Accordingly, there was no charge for amortization of goodwill in the year ended December 31, 2002 compared to a charge of £183 million for the year ended December 31, 2001. Following asset impairment reviews in both 2002 and 2001, impairment of goodwill was recorded at £1,445 million for the year ended December 31, 2002 compared with £766 million for the year ended December 31, 2001 (see the text below under the heading “—Impairment of Assets”).

Other Income/(Expense). In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections.” SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for various lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. Telewest adopted this standard from January 1, 2002, and reclassified £15 million from extraordinary items to interest expense for the year ended December 31, 2001. Consequently, the comparative amounts for other income/expense, net, and interest expense have been restated in the following text.

Other income/expense, net, before taxation totalled £364 million for the year ended December 31, 2002 and £690 million for the year ended December 31, 2001, a decrease of £326 million or 47.2%. This net decrease resulted from an increase in foreign exchange gains, net, an increase in interest income, a decrease in Telewest’s share of net losses of affiliated companies and impairment, and an increase in other profits, offset by an increase in interest expense.

Interest income was £19 million for the year ended December 31, 2002 compared with £15 million for the year ended December 31, 2001. Interest income was generated from the higher cash balances held by Telewest during the year ended December 31, 2002 as a result of unwinding certain foreign exchange contracts and drawdowns under Telewest’s existing senior secured credit facility in advance of funding requirements.

Interest expense increased by £28 million or 5.7% from £487 million for the year ended December 31, 2001 to £515 million for the year ended December 31, 2002. This increase was primarily as a result of the additional borrowing under Telewest’s bank facilities to fund the continued roll-out of digital television and broadband internet products and for general working capital purposes.

Foreign exchange gains, net, increased by £213 million from £0 million in the year ended December 31, 2001 to £213 million in the year ended December 31, 2002. These gains were the result of the US dollar significantly weakening against the pound sterling during the year ended December 31, 2002. In the previous year, Telewest’s US dollar-denominated debt was substantially hedged. Following the termination of all of its derivative arrangements, Telewest now has a significantly higher proportion of unhedged US dollar-denominated liabilities that have been translated at period-end exchange rates contributing to higher foreign exchange gains as the US dollar has weakened against the pound sterling.

In the three-month period ended March 31, 2002, Telewest determined that it was probable that forecasted future prepayments of principal against outstanding US dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments was reclassified from OCI to foreign exchange gains in the statement of operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the statement of operations as they are incurred.

Telewest’s share of net losses of its affiliated companies and impairment was £118 million for the year ended December 31, 2002 compared with £216 million losses for the year ended December 31, 2001. Telewest’s share of the net losses of its affiliated companies and impairment in each of the years 2001 and 2002 resulted principally from the impairment of its investments in UKTV and SMG, described below. Telewest’s principal affiliated companies as at December 31, 2002 included UK Gold Holdings Limited, UK Channel Management Limited and Front Row Television Limited.

Other profits/losses, net, amounted to a net profit of £37 million for the year ended December 31, 2002 compared with a net loss of £2 million in the year ended December 31, 2001. The net profit of £37 million arose primarily as a result of gains arising on the disposal of Telewest’s investments in its subsidiaries The Way Ahead Group Limited and Maidstone Studios Limited and in affiliated companies, TV Travel Group Limited and SMG.

Impairment of Assets. During the years ended December 31, 2002 and 2001, Telewest undertook impairment reviews of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The reviews covered Telewest’s cable and content divisions. The principal reasons for the reviews were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the advertising sales market, declining revenue growth and a lower than expected take-up by customers of additional services.

The review in 2002 found evidence of impairment in the value of goodwill arising on the core cable division and content division businesses, the carrying value of network assets and in the value of the affiliated undertaking UKTV. The review in 2001 indicated impairment in the value of goodwill arising in the core content division business and the investments in the two affiliated undertakings, UKTV and SMG. No impairment in the carrying value of the network assets was required in 2001. As a result of the reviews, the carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1.45 billion against goodwill (£766 million in 2001), an impairment of £841 million against fixed assets (£0 in 2001) and a charge of £88 million against the investments in affiliated undertakings (£202 million in 2001). These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets, and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5%, which Telewest believed was commensurate with the risks associated with the assets. The projected future cash flows were determined using Telewest’s then current long-range plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-television platforms, including the total television advertising market.

Comparison of Years Ended December 31, 2000 and 2001

Flextech was acquired on April 19, 2000 and consolidated into Telewest’s business from that date. Consequently, its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from April 19, 2000.

Eurobell was acquired on November 1, 2000 and consolidated into Telewest’s business from that date. Consequently its results are included in the statements of operations and cash flows for the year ended December 31, 2001 and in respect of the year ended December 31, 2000 from November 1, 2000.

Telewest’s consolidated revenue increased by £185 million or 17.3% from £1,069 million for the year ended December 31, 2000 to £1,254 million for the year ended December 31, 2001. This increase was attributable to revenue increases in consumer cable television and telephony and its business services division and the full-year impact of Telewest’s merger with Flextech in April of 2000 (approximately £48 million) and the Eurobell acquisition (approximately £58 million).

CABLE SEGMENT

Consumer Division

Telewest’s residential services revenue increased by £117 million or 15.8% from £740 million for the year ended December 31, 2000 to £857 million for the year ended December 31, 2001. This increase was attributable to the full-year impact of the acquisition of Eurobell (approximately £41 million), an increase in customer homes connected and an increase in average monthly revenue per household.

Total customer homes connected increased by 74,278 or 4.4% from 1,691,341 at December 31, 2000 to 1,765,619 at December 31, 2001. The increase in homes connected resulted particularly from the impact of Telewest’s blueyonder broadband high-speed internet product, the launch of its “Active Digital” services, the launch of its Talk Unlimited telephony product and lower churn rates experienced throughout 2001. Overall household penetration increased by 2.2 percentage points from 35.3% at December 31, 2000 to 37.5% at December 31, 2001.

Average monthly revenue per subscriber increased by £2.58 or 6.9% from £37.45 for the year ended December 31, 2000 to £40.03 for the year ended December 31, 2001. The increase in average monthly revenue per subscriber was attributable to an increase in dual or triple-service subscribers (i.e., the proportion of homes subscribing to two or all three, respectively, of Telewest’s cable television, residential telephony and high-speed internet services), higher call volumes in residential telephony, higher subscriber revenues generated by Active Digital versus analog television services and retail price increases in Telewest’s basic cable telephony prices in July 2001. Dual or “triple play” subscribers, which resulted from the continued market acceptance of combined cable television, telephony and high-speed internet packages, grew to 69.0% at December 31, 2001 from 64.8% a year earlier.

Cable Television Revenue. Cable television revenue increased by £50 million or 17.9% from £279 million for the year ended December 31, 2000 to £329 million for the year ended December 31, 2001. The increase was principally attributable to the full-year impact of the Eurobell acquisition (approximately £10 million), an increase in the number of cable television subscribers connected, retail price increases introduced on July 1, 2001, higher monthly revenues per subscriber generated by Telewest’s Active Digital services, and lower churn rates experienced during the year ended December 31, 2001 compared with 2000, offset in part by lower subscriber revenues from its analog services.

Total cable television subscribers connected increased by 92,174 or 7.4% from 1,249,610 at December 31, 2000 to 1,341,784 at December 31, 2001. The increase in subscribers resulted from the continued introduction of Active Digital and lower churn rates experienced in the year ended December 31, 2001 compared to 2000.

As at December 31, 2001, Telewest had 723,826 digital subscribers, an increase of 384,631 or 113% compared with 339,195 as at December 31, 2000.

At December 31, 2001, 35.0% of all customer homes connected subscribed to Telewest’s analog cable television product and 41.0% subscribed to its digital services. Excluding the areas covered by the Eurobell franchises, Telewest’s digital services were taken by 56.7% of its cable television subscribers compared with 43.3% for analog television subscribers. At December 31, 2001, approximately 27% of Telewest’s digital households had “set up,” a television e-mail account, and approximately 142,000 customers had purchased keyboards for use with its interactive services.

Average monthly revenue per cable television subscriber (i.e., digital television and analog television subscribers combined) increased by 6.4% from £19.50 for the year ended December 31, 2000 to £20.75 for the year ended December 31, 2001, primarily due to an increase in the number of Telewest’s Active Digital subscribers and price rises across its basic packages which were introduced from July 1, 2001 (Telewest’s entry package, which included digital television, telephone line rental, interactive services and television e-mail, increased from £9.00 to £9.60 while other basic television packages increased on average by £2.00 each). This was offset in part by an increased percentage of subscribers choosing lower-priced service offerings. Average monthly revenue for digital cable television subscribers was £23.20 for the year ended December 31, 2001 compared with £18.98 for analog cable television subscribers.

Product penetration increased by 2.4 percentage points from 26.1% at December 31, 2000 to 28.5% at December 31, 2001 as a result of improved customer take-up of Active Digital packages and a reduction in churn throughout the year. Product churn improved by 7.3 percentage points from 26.0% in the year ended December 31, 2000 to 18.7% in the year ended December 31, 2001. Telewest believes that this reduction in churn was principally attributable to a reduction in Telewest’s digital television fault rate, improved customer satisfaction with its products, services and pricing, and improvements in its customer service.

Consumer Telephony Revenue. Consumer telephony revenue increased by £43 million or 9.7% from £445 million at December 31, 2000 to £488 million at December 31, 2001. The increase in consumer telephony revenue was primarily due to the full-year impact of the Eurobell acquisition (approximately £31 million) and increases in the number of residential telephony subscribers and lines, offset in part by marginal decreases in average monthly revenue.

The number of residential subscribers increased by 77,669 or 5.0% from 1,538,140 at December 31, 2000 to 1,615,809 at December 31, 2001 and the number of residential lines increased by 56,153 or 3.3% from 1,706,159 at December 31, 2000 to 1,762,312 at December 31, 2001. The increases in the number of residential telephony subscribers and residential lines resulted from the impact of the take-up of Telewest’s telephony product Talk Unlimited, and a decrease in product churn both leading to higher product penetration.

Talk Unlimited, which was launched in May 2001, accounted for 154,566 subscribers or 9.6% of Telewest’s total telephony subscribers at December 31, 2001.

Product churn improved by 3.3 percentage points from 19.8% for the year ended December 31, 2000 to 16.5% for the year ended December 31, 2001. Telewest believes this reduction in churn is principally attributable to improved customer satisfaction with its products, services and pricing, and improvements in Telewest’s customer service.

Consumer telephony product penetration increased to 34.3% as at December 31, 2001 compared with 32.2% as at December 31, 2000. Second line penetration decreased from 10.9% as at December 31, 2000 to 9.1% as at December 31, 2001, in part due to price increases for second lines during the year ended December 31, 2001 and the migration of dial-up internet subscribers to Telewest’s blueyonder broadband internet service.

Average monthly revenue per line decreased marginally by £0.13 or 0.6% from £22.92 for the year ended December 31, 2000 to £22.79 for the year ended December 31, 2001. Similarly, average monthly telephony revenue per subscriber decreased by £0.45 or 1.8% from £25.54 for the year ended December 31, 2000 to £25.09 for the year ended December 31, 2001. Although average call volume increased by approximately 34% year on year, Telewest’s average revenue per minute decreased by approximately 26% over the same period. Telewest benefited from a then new increased price structure known as “3-2-1-Free” and a growing number of calls made to mobile operators which boosted telephony revenue per minute. However, these factors were more than offset by the effects of price competition on its telephony charges and a change in the mix of calls made by its telephony subscribers, particularly the increases in the percentage of calls made to internet service providers at lower rates (or at no charge in the case of its own SurfUnlimited subscribers) which increased by approximately 110% year on year, and free cable-to-cable local calls, which increased by approximately 8% since December 31, 2000.

Internet and Other Revenue. Internet and other revenue, which arose wholly in Telewest’s consumer division, increased by £24 million or 150% from £16 million in the year ended December 31, 2000 to £40 million in the year ended December 31, 2001. This increase was due entirely to an increase in internet income.

Dial-up internet subscribers to Telewest’s SurfUnlimited product, providing unmetered internet access for a flat fee, together with its pay-as-you-go metered internet service, increased by 22,959 or 8.2% from 280,370 at December 31, 2000 to 303,329 at December 31, 2001.

Telewest recommenced marketing Telewest’s high-speed internet service for home personal computers, “blueyonder broadband internet,” on a national basis from the start of 2001. The number of blueyonder broadband internet subscribers increased by 78,229 from 6,893 at December 31, 2000 to 85,122 at December 31, 2001. With the exception of Telewest’s Eurobell and Cabletime areas, Telewest had full coverage across all of its regions.

Other revenues were derived from the sale of cable publications and contributed £9 million of revenues in both 2001 and 2000.

Business Services Division

Business services division revenue increased by £20 million or 8.1% from £248 million at December 31, 2000 to £268 million at December 31, 2001. This increase was attributable to the full-year impact of the Eurobell acquisition (approximately £17 million), increases in sales of voice and data services primarily to SMEs, offset by lower revenues contributed by Telewest’s carrier services unit (described below) and a decrease in average monthly revenue per line from its business customers. Excluding Telewest’s carrier services unit, revenues increased by £39 million or 22.0% from £177 million for the year ended 2000 to £216 million for the year ended December 31, 2001.

Telewest’s carrier services unit contributed £52 million of revenue for the year ended December 31, 2001 compared with £71 million for the year ended December 31, 2000.

Average monthly revenue per line decreased by £3.96 or 8.2% from £48.08 for the year ended December 31, 2000 to £44.12 for the year ended December 31, 2001 partly due to increased competition in the marketplace and partly due to Telewest’s acquisition of Eurobell, which experienced lower average monthly revenues than Telewest’s older franchises.

The increase in the sale of voice and data services resulted primarily from an increase in the number of business customer accounts using these services and the number of lines used by those accounts. Business customer accounts increased by 6,427 accounts or 9.7% from 66,507 at December 31, 2000 to 72,934 at December 31, 2001. Business telephony lines increased by 79,463 lines or 21.7% from 365,535 at December 31, 2000 to 444,998 at December 31, 2001.

During the year, Telewest launched a high-speed broadband internet service for small businesses, “blueyonder workwise,” which reached 1,658 subscribers by December 31, 2001. In August 2001, Telewest introduced the first hosted Microsoft Exchange service by any network operator in Europe. This service is available through the blueyonder workwise portal and had attracted 3,500 licenses at December 31, 2001.

CONTENT SEGMENT

Content Division Revenue

Telewest’s merger with Flextech was completed on April 19, 2000 and the results of Flextech’s content division were consolidated from that date. Accordingly, no revenues were included for the period from January 1, 2000 to April 18, 2000. For the period from April 19, 2000 to December 31, 2000, after elimination of inter-divisional revenues, net revenues of £81 million were recorded and for the year ended December 31, 2001, net revenues of £129 million were achieved. For illustrative purposes only, net revenues for the year ended December 31, 2000 were £118 million.

Again, for illustrative purposes only, Telewest’s content division’s revenue, before elimination of inter-divisional trading, increased by £14 million or 10.9% from £129 million for the year ended December 31, 2000 to £143 million for the year ended December 31, 2001. Also for illustrative purposes only, Telewest’s content division’s share of the revenue of UKTV (its joint venture with BBC Worldwide) increased by £11 million or 21.2% from £52 million for the year ended December 31, 2000 to £63 million for the year ended December 31, 2001. The increases for the year resulted primarily from an increase in the number of homes that received programming from Telewest’s content division by approximately one million or approximately 10.5% from approximately 9.5 million homes at December 31, 2000 to approximately 10.5 million at December 31, 2001, offset in part by lower subscription rates from BSkyB digital television subscribers. Advertising revenues, included within the foregoing revenues, increased by 3.6% in Telewest’s content division and 9.5% in UKTV during the year ended December 31, 2001 over the previous year. Telewest’s share of total UK television advertising revenues increased from 2.7% for the year ended December 31, 2000 to 3.0% for the year ended December 31, 2001, an increase during a year marked by a decline in UK television national advertising revenue of 10% compared to the previous year. Telewest’s share of basic pay-television viewing fell from 23.1% in the year ended December 31, 2000 to 20.4% in the year ended December 31, 2001. This fall was due primarily to increased competition in the multi-channel television market, where the number of basic television channels increased from 96 in 2000 to 115 in 2001.

CABLE AND CONTENT SEGMENTS

Operating Costs and Expenses

Telewest’s operating costs and expenses, before depreciation, amortization and impairment of goodwill increased by £99 million or 11.5% from £858 million in the year ended December 31, 2000 to £957 million in the year ended December 31, 2001, principally as a result of the Flextech merger, the Eurobell acquisition and increased selling, general and administrative costs.

Consumer programming expenses increased by £10 million or 7.6% from £132 million for the year ended December 31, 2000 to £142 million for the year ended December 31, 2001, representing 14.8% of total operating costs before depreciation, amortization and impairment for the year ended December 31, 2001 compared with 15.4% for the previous year. Increased consumer programming expenses, including the full-year impact of the Eurobell acquisition of approximately £5 million, were principally the result of the increased costs of programming for Telewest’s digital television packages, which had more channels than their analog counterparts. These were largely offset by lower programming expenses resulting from an increase in the number of Telewest’s television subscribers choosing to subscribe to packages with fewer or no premium channels, the elimination on consolidation of programming fees paid for Flextech content and continuing favorable trends in distribution. As a percentage of cable television revenues, programming expenses decreased from 47.3% for the year ended December 31, 2000 to 43.2% for the year ended December 31, 2001. Not accounting for the Flextech merger and the resulting consolidation of programming expenses, programming expenses as a percentage of cable television revenues would have decreased from 49.8% in the year ended December 31, 2000 to 46.5% in the year ended December 31, 2001.

Business and consumer telephony expenses remained constant at £235 million for both the years ended December 31, 2000 and 2001, and represented 24.5% of total operating costs before depreciation, amortization and impairment in the year ended December 31, 2001, a decrease from 27.4% in the year ended December 31, 2000. These costs are principally payments to third-party network providers for terminating calls that originate on Telewest’s networks (i.e., interconnect charges). As a percentage of consumer telephony and business services revenues, telephony expenses decreased from 33.9% for the year ended December 31, 2000 to 31.1% for the year ended December 31, 2001. These decreases resulted principally from increased telephony penetration and the resulting increase in volume of traffic terminating on Telewest’s network and was in part offset by the increase in the proportion of its total traffic terminating on mobile networks or third-party internet service providers where interconnection charges result in higher unit termination costs.

The content division’s cost of sales was £83 million or 64.3% of the content division’s revenues for the year ended December 31, 2001 and £46 million or 56.8% for the period from acquisition on April 19, 2000 to December 31, 2001. The content division’s cost of sales consists principally of amortization costs of programming shown on its television channels, direct costs associated with its advertising revenues, and costs of products sold through its web and transactional services.

SG&A increased by £52 million or 11.7% from £445 million in the year ended December 31, 2000 to £497 million in the year ended December 31, 2001. This increase primarily reflected the full-year impact of the Eurobell and Flextech acquisitions, the increase in employment costs due to an increase in headcount between December 31, 2000 and 2001 and the expense associated with the launch of Telewest’s digital and high-speed internet products, and was partially offset by a decrease in employee share-based compensation costs to a charge of £2 million in the year ended December 31, 2001 from a charge of £5 million in the year ended December 31, 2000. Excluding share-based compensation costs, SG&A increased marginally as a percentage of total operating costs before depreciation, amortization and impairment from 51.6% in the year ended December 31, 2000 to 51.9% in the year ended December 31, 2001. After capitalization to related property and equipment, staff costs increased to £257 million for the year ended December 31, 2001 from £229 million for the year ended December 31, 2000, reflecting an increase in the average number of employees of approximately 1,350 on a base of approximately 9,300 as at December 31, 2000. This increase in employees reflected Telewest’s enlargement, its continuing focus on customer service and staffing requirements to support high-speed internet and digital television services offset in part by a reduction in the use of contractors for installation.

Total labor and overhead costs capitalized in connection with new subscriber installations and enhancement to Telewest’s networks increased by £27 million or 15.4% from £175 million for the year ended December 31, 2000 to £202 million for the year ended December 31, 2001. The level of capitalized labor and overhead costs increased primarily as a result of increases in installations of digital television services in 2001 and costs for other services related to Telewest’s growing subscriber base.

Depreciation expense increased by £46 million or 10.9% from £423 million for the year ended December 31, 2000 to £469 million for the year ended December 31, 2001. The increase was primarily attributable to the increased capital expenditure associated with the roll-out of digital services and high-speed data equipment, and the full-year impact of the Eurobell acquisition.

Amortization expense increased by £36 million or 24.5% from £147 million for the year ended December 31, 2000 to £183 million for the year ended December 31, 2001, primarily as a result of the merger with Flextech.

Other Income/(Expense). Other expense, net of income, increased by £87 million or 22.6% from £385 million for the year ended December 31, 2000 to £472 million for the year ended December 31, 2001. This consisted of interest expense offset in part by a decrease in net foreign exchange losses on retranslation of £15 million.

Interest expense increased by £102 million or 26.5% from £385 million for the year ended December 31, 2000 to £487 million for the year ended December 31, 2001, primarily as a result of the additional interest expense incurred from additional borrowing to fund the roll-out of digital television and broadband internet products, acquisitions and general working capital, offset in part by lower interest rates on Telewest’s borrowings under its bank facilities. The additional borrowing included Telewest’s Senior Convertible Notes due 2005, issued in July 2000, and its Accreting Convertible Notes due 2003, issued in connection with the acquisition of Eurobell in November 2000.

In the year ended December 31, 2000, foreign exchange gains and losses, totaling £15 million net loss, arose principally from the fact that the retranslation to sterling of Telewest’s US dollar-denominated debentures and notes using the period-end exchange rate and marking associated derivative instruments to their market value, were recognized within earnings.

Interest income remained constant at £15 million in both the years ended December 31, 2000 and 2001.

Telewest’s share of net losses of its affiliated companies, accounted for under the equity method of accounting, increased by £201 million from a loss of £15 million for the year ended December 31, 2000 to a loss of £216 million for the year ended December 31, 2001. This increase resulted principally from the impairment of its investments in SMG and UKTV, noted above.

Other losses, net, amounting to £3 million in both 2000 and 2001, respectively, arose as a result of the disposal of certain investments.

Following the replacement of Telewest’s old senior secured credit facility and the then existing Flextech credit facility during the year ended December 31, 2001, Telewest initially recorded an extraordinary loss of £15 million due to the write-off of the bank facility fees which were being deferred and written off over the life of those facilities. Subsequently in 2002, under SFAS 145 (as described herein), this £15 million had been reclassified from extraordinary items to interest expense. Consequently, the foregoing paragraphs describing other expense, net of income and interest expense reflect such reclassification.

Liquidity and Capital Resources

Telewest has not been able historically to fund its operating expenditure and interest costs through operating cash flow and has therefore incurred substantial indebtedness. In the first half of 2002, a series of circumstances, including the well-publicized downturn in the telecommunications, media and technology sector, increasingly tight capital markets, and the downgrading of Telewest’s corporate credit ratings in March and April 2002, severely limited its access to financing and consequently impaired its ability to service its debt and refinance its existing debt obligations. As a result, since April of 2002, Telewest has been examining options relating to a restructuring of its balance sheet, including entering into detailed negotiations with the Bondholder Committee and a steering committee of its Senior Lenders.

On October 1, 2002, following entry into a preliminary non-binding agreement with the Bondholder Committee, Telewest elected not to pay interest under certain of its notes and debentures and to defer settlement of certain foreign exchange hedging contracts. On November 1, 2003, Telewest did not pay interest on additional debt securities as it fell due and did not pay the principal amount due on an issue of notes. The non-payment of interest and principal, and the decision to defer settlement of certain foreign exchange hedging contracts ultimately resulted in defaults in respect of each of these debt securities and created a cross default under Telewest’s existing senior secured credit facility. Telewest has further been informed by the Senior Lenders that steps taken, and expected to be taken, as part of the Financial Restructuring would constitute one or more further defaults under the existing senior secured credit facility. In addition, as a result of provisions made for a VAT judgment and fees incurred in respect of the Financial Restructuring, Telewest has informed the Senior Lenders that it was in breach of two of the financial covenants in its existing senior secured credit facility for the three-month period ended December 31, 2002. Telewest has also informed the Senior Lenders that as a result of the continuing fees relating to the Financial Restructuring and the tightening of financial covenants on January 1, 2003, it was in breach of two financial covenants for the three-month period ended March 31, 2003. As a result of these defaults, the Senior Lenders and many of Telewest’s other creditors have a right to accelerate their obligations and demand immediate repayment.

In current conditions, Telewest’s directors have been able to permit Telewest to do business and to meet its working capital needs as a direct result of the continued support of its creditors (in generally not calling defaults or accelerating their claims) and the Telewest directors’ belief that the Financial Restructuring is likely to be implemented. Because Telewest is not making current interest and principal payments on its notes and debentures, it is able to finance its remaining working capital needs through available cash and cash generated by its operations. However, Telewest does not believe its creditors will continue to forbear from declaring defaults if the Financial Restructuring is not implemented or if it is not implemented in a timely manner. Without the support of its creditors, Telewest’s directors may have no option but to take steps to petition for some sort of insolvency protection, which could significantly impair Telewest’s ability to operate.

At September 30, 2003, Telewest and its wholly owned finance subsidiary Telewest Jersey had approximately £3.4 billion in debt securities outstanding, £294 million in deferred and unpaid interest outstanding, £2.0 billion drawn-down under the existing senior secured credit facility and £178 million outstanding under capital leases. Telewest’s outstanding notes and debentures, all of which are capable of being accelerated in accordance with the terms that govern them, are as follows:

Security:	Principal Amount at Maturity:	Maturity Date:
5% Accreting Notes due 2003	£220,000,000	November 1, 2003*
5% Accreting Notes due 2003	£30,000,000	November 1, 2003*
5% Accreting Notes due 2003	£3,500,000	November 1, 2003*
Telewest Jersey—6% Senior Convertible Notes due 2005 (guaranteed by Telewest)	$500,000,000	July 7, 2005
9 5/8% Senior Debentures due 2006	$300,000,000	October 1, 2006
5 1/4% Senior Convertible Notes due 2007	£300,000,000	February 19, 2007
11% Senior Discount Debentures due 2007	$1,536,413,000	October 1, 2007
11 1/4% Senior Notes due 2008	$350,000,000	November 1, 2008
9 7/8% Senior Discount Notes due 2009	£325,000,000	April 15, 2009
9 1/4% Senior Notes due 2009	$500,000,000	April 15, 2009
9 7/8% Senior Notes due 2010	£180,000,000	February 1, 2010
9 7/8% Senior Notes due 2010	$350,000,000	February 1, 2010
11 3/8% Senior Discount Notes due 2010	$450,000,000	February 1, 2010

* Not paid at maturity

If the Financial Restructuring is completed, all of the foregoing notes and debentures, as well as the intercompany loan of the proceeds of Telewest Jersey’s notes to Telewest, and Telewest’s guarantee of those notes, will be cancelled in exchange for the issuance of 98.5% of the common stock of New Telewest to the existing holders of those debt securities and certain other creditors with claims in connection with those debt securities. Completion of the restructuring is subject to significant risks and conditions. For more information regarding these risks, see “Risk Factors.”

On March 16, 2001, Telewest Communications Networks Limited, a wholly owned subsidiary of Telewest, entered into the existing senior secured credit facility with a syndicate of banks for £2.25 billion. Telewest Communications Networks Limited is referred to as TCN in this shareholders’ circular and prospectus. The existing senior secured credit facility includes a permitted institutional financing capacity of £250 million, referred to as the ‘Institutional Tranche,’ and also permits under its terms £500 million of leasing and vendor financing. As of September 30, 2003, TCN had received £125 million from GE Capital Structured Finance Group Limited and £20 million from Newcourt Capital (UK) Ltd, pursuant to the Institutional Tranche and Telewest/TCN had £186 million of leasing and other permitted financing. Borrowings on the facility are secured on the assets of Telewest, including partnership interests and shares of subsidiaries. Except for the Institutional Tranche, borrowings bear interest at between 0.5% and 2.00% above LIBOR (depending on the ratio of borrowings to quarterly annualized consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR. The terms of the facility restrict additional indebtedness, liens, investments, disposals and other activities.

Currently TCN’s ability to borrow under the facility is restricted by amendments agreed with its Senior Lenders on August 21 and September 27, 2002 which effectively prohibit TCN from further drawdowns under the facility. As at September 30, 2003, £2.0 billion was outstanding under the facility. In connection with the negotiations with TCN’s Senior Lenders, the facility was amended on August 21, 2002, September 27, 2002, February 26, 2003 and May 29, 2003 to, among other things, restrict the level of its permitted borrowings, investments, encumbrances and disposals.

As part of the Financial Restructuring, it is expected that TCN’s existing senior secured credit facility will be amended and replaced by the proposed amended senior secured credit facility.

The current terms of the proposed amended senior secured credit facility contemplate total committed credit facilities of term loans of £1,840 million, a committed revolving credit facility of £140 million, a committed overdraft facility of £50 million and an uncommitted term loan facility of £125 million. Of the committed amount of £1,840 million, £1,695 million would mature on December 31, 2005, with the balance of £145 million maturing on June 30, 2006. New Telewest does not expect to be able to generate sufficient free cash flow to be able to repay these facilities and would therefore need to refinance a substantial majority of the proposed amended senior secured credit facility before December 31, 2005. There can be no assurance, however, that this refinancing will be available to Telewest or New Telewest or will be available on acceptable terms. For more detail on the terms of the proposed amended senior secured credit facility, see the text under the heading “Proposed Amended Senior Secured Credit Facility” below.

Upon becoming effective, as currently contemplated, the proposed amended senior secured credit facility would contain new financial and performance covenants for TCN, the borrower. New Telewest anticipates that TCN will be in compliance with these covenants immediately upon the proposed amended senior secured credit facility becoming effective and following the completion of the Financial Restructuring. Continued compliance, however, will depend on a number of factors, including improvements in New Telewest’s operating performance and cash flow, the level of interest rates, and other factors that may not have been anticipated or which are out of TCN’s control. Although its management believes that TCN will be able to grow at a rate which will allow it to meet those covenants, its inability to do so could entitle its Senior Lenders to accelerate all outstanding debt under that facility. New Telewest is unlikely to have sufficient cash resources to repay the outstanding indebtedness if it is declared immediately due and payable. Moreover, New Telewest will also be obligated to utilize excess cash flow and certain other funds to repay the Senior Lenders.

As indicated above, historically Telewest has not generated sufficient cash flow from its operations to meet its capital expenditure and debt service requirements. If the Financial Restructuring is completed, New Telewest and its subsidiaries will have significantly lower interest expense and principal repayment requirements as a result of the reduction of indebtedness. However, the business of Telewest will continue to require cash to fund its operations (including possible operating losses), capital expenditures and debt service repayments (albeit reduced). In addition, the ability of TCN and its subsidiaries to upstream cash is extremely limited, with the result that no assurance can be given that New Telewest and Telewest UK will have cash available to fund any liabilities that they might incur. New Telewest and Telewest UK are also restricted in their ability to borrow.

The current long-range plan was adopted by existing management as part of Telewest’s attempts to address its financial situation. When the Financial Restructuring is completed, the directors of New Telewest are expected to review and revise Telewest’s current long-range business plan. Although any changes based on the review of the existing Telewest long-range plan will take into account the need to meet the financial and performance covenants in the proposed amended senior secured credit facility, it is not possible to anticipate the impact these changes will have on New Telewest’s liquidity.

New Telewest anticipates that, after the Financial Restructuring is completed, its principal sources of funds will be proceeds from the proposed amended senior secured credit facility, additional vendor financing, if available, possible strategic sales of assets, cash in hand and cash flow from operating activities. Future actual funding requirements could exceed currently anticipated requirements. Differences may result from higher-than-anticipated costs, including higher interest costs on the proposed amended credit facility as a result of higher interest rates generally, higher capital expenditure and/or lower than anticipated revenues. Actual costs, capital expenditure and revenues will depend on many factors, including, among other things, consumer demand for voice, video, data and internet services, the impact on the business of new and emerging technologies, the extent to which consumer preference develops for cable television over other methods of providing in-home entertainment, the development of the interactive e-commerce market, consumer acceptance of cable telephony as a viable alternative to BT’s telephony services, the continued downward pressure on telephony margins and the general economic environment.

New Telewest will, however, continue to be required to devote a significant proportion of its cash flow from operations to the payment of interest on the proposed amended senior secured credit facility, thereby reducing funds available for other purposes. It is possible that New Telewest may continue to incur losses and may not achieve or sustain sufficient cash flow in the future for the payment of interest and/or other purposes.

Capital Expenditure

Additions to property and equipment in the nine-month period ended September 30, 2003 totaled £159 million, a decrease of £171 million or 51.8% from £330 million for the nine-month period ended September 30, 2002. This decrease is due to reduced network spend, falling electronic equipment prices and lower levels of customer acquisition. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and its National Network, capital costs of installing customers, and enhancements to its network for new product offerings. The additions in the nine-month period ended September 30, 2003 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services.

Notwithstanding that capital expenditures have continued to decrease in 2003 over 2002, New Telewest expects to continue to have significant capital needs in the future. With the majority of its network construction complete and substantially all network upgrades necessary for the delivery of telephony and digital services complete, it is anticipated that capital expenditure will be largely driven by the costs associated with the connection of new subscribers (which will vary depending upon the take-up of services) and of the replacement of network assets at the end of their useful lives. It is anticipated that capital expenditures for the 2004 and 2005 fiscal years will be slightly, but not significantly, higher than that for 2003.

Consolidated Statements of Cash Flows

Nine Months Ended September 30, 2002 and 2003

For the nine-month period ended September 30, 2003, Telewest had a net cash inflow from operating activities of £196 million compared with a net outflow of £12 million for the nine-month period ended September 30, 2002, principally due to improved operating results and management of working capital together with the deferral of the payment of interest on its notes and debentures in advance of the Financial Restructuring.

Telewest incurred a net cash outflow from investing activities of £150 million for the nine-month period ended September 30, 2003 compared with £328 million for the nine-month period ended September 30, 2002, a decrease of £178 million or 54.3%. Capital expenditure accounted for £173 million of the net total in 2003 compared with £357 million in 2002 which was offset by the proceeds of repayments of loans to joint ventures and disposal of an affiliated company.

Net cash used in financing activities totaled £42 million for the nine-month period ended September 30, 2003, primarily consisting of the capital element of vendor finance and finance lease repayments, compared with net cash provided by financing activities of £677 million for the nine-month period ended September 30, 2002. For the nine-month period ended September 30, 2002, net cash provided by financing activities consisted primarily of £640 million in drawdowns from the existing senior secured credit facility and £76 million realized on termination of certain US dollar/pound sterling exchange rate hedging arrangements offset in part by the capital element of vendor finance and finance lease repayments.

As of September 30, 2003, Telewest had cash balances of £394 million on a consolidated basis (excluding £13 million that is restricted as to use to providing security for leasing obligations). Cash balances have increased by £4 million during the nine-month period ended September 30, 2003 as a result of increased net cash provided by operating activities, significantly reduced expenditure on property and equipment and the non-payment of interest on Telewest’s outstanding notes and debentures in advance of Telewest’s proposed Financial Restructuring. There are currently significant restrictions imposed by the Senior Lenders on the use of a substantial portion of these cash balances.

Years Ended December 31, 2000, 2001 and 2002

For the year ended December 31, 2002, Telewest had a net cash inflow from operating activities of £103 million compared with a net inflow of £13 million for the year ended December 31, 2001, and a net outflow of

£4 million for the year ended December 31, 2000. The increase in net cash provided by operating activities resulted principally from improved operating results, declining capital expenditures and management of working capital together with the deferral of the payment of interest in advance of the Financial Restructuring.

Telewest incurred a net cash outflow from investing activities of £365 million for the year ended December 31, 2002 compared with £561 million for the year ended December 31, 2001, a decrease of £196 million or 34.9%. Net cash outflow from investing activities for the year ended December 31, 2000 of £556 million was comparable to that for the year ended December 31, 2001. Capital expenditure accounted for £448 million of the total in 2002 compared with £548 million in 2001 and £527 million in 2000, which was offset in part by the proceeds of sales of investments in subsidiary and affiliated companies, as described below. Additions to property and equipment in the year ended December 31, 2002 totaled £461 million, a decrease of £192 million or 29.4% from £653 million for the year ended December 31, 2001. Telewest’s capital expenditure has primarily funded the construction of local distribution networks and the National Network, capital costs of installing customers and enhancements to its network capacity for new product offerings. The additions in the year ended December 31, 2002 were principally a result of network capacity upgrades and new subscriber installations in connection with Telewest’s roll-out of digital television and broadband internet services. At December 31, 2002, 94.3% of the homes passed and marketed in Telewest’s addressable areas were capable of receiving its digital television and broadband internet services.

Net cash provided by financing activities totaled £638 million for the year ended December 31, 2002 compared with £502 million for the year ended December 31, 2001 and £555 million for the year ended December 31, 2000. For the year ended December 31, 2002, net cash provided by financing activities consisted primarily of £640 million in drawdowns from the existing senior secured credit facility and a net £76 million realized on the termination of US dollar/pound sterling exchange rate hedging arrangements offset in part by the repayment of the loan secured on Telewest’s interest in approximately 16.9% of the issued share capital of SMG plc and finance lease payments. Net cash provided by financing activities for the year ended December 31, 2001 included the repayment on March 16, 2001 of £810 million and £122 million under an old senior secured credit facility and a facility at Telewest’s Flextech subsidiary, respectively, with a drawdown from the existing senior secured credit facility. Net cash provided by financing activities for the year ended December 31, 2000 included proceeds of £894 million from the issuance of various notes and net proceeds of £107 million from the maturity of forward contracts offset in part by repayments of £141 million and £260 million under old credit facilities and the existing senior secured credit facility, respectively.

As of December 31, 2002, Telewest had cash balances of £390 million on a consolidated basis (excluding £12 million that was restricted as to use to providing security for leasing obligations). Cash balances increased by £376 million during the year ended December 31, 2002 mainly as a result of drawdowns from the existing senior secured credit facility, and cash realized on the termination of certain foreign exchange contracts and on the disposals of shareholdings in subsidiary and affiliated companies. As of December 31, 2000 and 2001, Telewest had cash balances of £60 million and £14 million, respectively (excluding £12 million that was restricted, as noted, above in each of 2000 and 2001; and £8 million that was on deposit to guarantee the temporary overdraft facility of an affiliated company in 2001).

Included in the table of contractual obligations shown below is a total of £13 million relating to capital expenditure authorized by Telewest for which no provision has been made in the consolidated financial statements. This amount includes subscriber installations (e.g., set-top boxes) for customer growth, network enhancements and computer projects necessary for the maintenance of the infrastructure of Telewest’s business. In addition, and also included in the table, Telewest has contracted to buy £32 million of programming rights for which the license period has not yet started. These commitments will be funded when required from operating cash flow and available bank facilities. Both of these amounts are shown as being payable in less than one year.

Contractual Obligations and Other Commercial Commitments

Telewest’s contractual obligations and other commercial commitments as at September 30, 2003 are summarized in the tables below.

Contractual Obligations

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Long-term debt	5,433	4,598	3	3	829
Capital lease obligations	178	98	52	25	3
Operating leases	148	15	27	23	83
Unconditional purchase obligations	781	781	–	–	–
Other long-term obligations	–	–	–	–	–

Total contractual obligations	6,540	5,492	82	51	915

The following table includes information about Telewest’s other commercial commitments as of September 30, 2003. Other commercial commitments are items that Telewest could be obligated to pay in the future. They are not required to be included in the balance sheet.

Other Commercial Commitments

	Amount of Commitment Expiration Per Period
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
	£m	£m	£m	£m	£m

Guarantees	19	6	–	13	–

Telewest has no other material contractual or other commercial commitments.

Quantitative and Qualitative Disclosures about Market Risk

The principal market risks to which Telewest was exposed during the year ended December 31, 2002 and the nine-month period ended September 30, 2003 were:

•	interest rate changes on variable-rate, long-term bank debt; and

•	foreign exchange rate changes, generating translation and transaction gains and losses on its US dollar-denominated notes and debentures.

After the Financial Restructuring, New Telewest expects that its exposure to foreign exchange rate changes will be substantially eliminated as a result of the cancellation of all of Telewest’s US-dollar denominated notes and debentures.

From time to time Telewest uses derivative financial instruments solely to reduce its exposure to these market risks, and it does not enter into these instruments for trading or speculative purposes.

In the year ended December 31, 2002, Telewest terminated foreign currency derivative contracts as described below. Notwithstanding that Telewest intends to cancel all of its outstanding notes and debentures as part of the Financial Restructuring, until and unless that restructuring occurs, this will increase Telewest’s exposure to foreign exchange fluctuations in respect of the principal and interest on debt securities no longer hedged. Telewest may also increase its exposure to variable interest rates, if it does not renew hedging arrangements as they come due (see below).

Interest Rate Risk

Telewest’s outstanding long-term bank debt consists entirely of the existing senior secured credit facility entered into by TCN. This credit facility is denominated in pounds sterling and bears interest at variable rates. Telewest seeks to reduce its exposure to adverse interest rate fluctuations on borrowings under the existing senior secured credit facility principally through interest rate swaps entered into by TCN. Telewest’s existing interest rate swaps provide for payments by it at a fixed rate of interest (ranging from 5.475% to 7.355%) and the receipt of payments based on a variable rate of interest. The swaps have maturities ranging from December 31, 2003 to March 31, 2005. The aggregate amount outstanding under the existing senior secured credit facility at September 30, 2003 was £2.0 billion and the aggregate notional principal amount of the hedging arrangements was £900 million, leaving an unhedged amount of £1.1 billion at September 30, 2003. On December 31, 2003, several of these swaps, with an aggregate notional amount of £300 million, will mature resulting in increased exposure to adverse interest rate fluctuations. As part of the Financial Restructuring, it is anticipated that TCN will enter into a new £1.0 billion fixed-for-floating interest rate swap with a three-year maturity. Telewest anticipates that the unhedged amount outstanding under the proposed amended senior secured credit facility will remain substantially the same. For additional information on the settlement of Telewest’s existing swap contracts and entry into the new swap contract see “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

Based on Telewest’s consolidated variable rate debt outstanding at December 31, 2002 after taking into account its derivative instruments, Telewest estimates that a one-percentage point change in interest rates would have an approximately £11 million impact on its annual net interest expense.

Foreign Currency Exchange Risk

Telewest has historically held derivative financial instruments solely to hedge specific risks and has not held these instruments for trading purposes. The derivatives were held to hedge against the variability in cash flows arising from the effect of fluctuations in the pound sterling/US dollar exchange rate on Telewest’s future interest payments and principal payments under its US dollar-denominated notes and debentures. Telewest used forward foreign currency contracts or cross-currency swaps to fix the pound sterling amount of future US dollar cash outflows for interest payments and principal repayments up to their first call dates or other dates where it could, at its option, redeem the instruments before maturity.

Until completion of the Financial Restructuring, Telewest’s results may be materially influenced by future exchange rate movements now that it has largely discontinued the use of hedge accounting, since those derivative financial instruments would be considered speculative for accounting purposes and would be marked to their market value with changes being included immediately in earnings, whereas the underlying liabilities would be retranslated at the spot rate of exchange. Cancellation or redemption of the derivative financial instruments has increased Telewest’s exposure to foreign currency exchange rate risk on its US dollar-denominated notes and debentures. As a result of the Financial Restructuring, all of Telewest’s US dollar-denominated notes and the debentures will be cancelled and New Telewest will have no outstanding US dollar-denominated indebtedness.

In March 2002, Telewest terminated certain US dollar/pound sterling exchange rate hedging arrangements with a nominal amount of $999 million (£688 million); termination of these arrangements netted a £74 million cash inflow to Telewest. A further £30 million cash inflow was realized by Telewest in May 2002 through the termination of additional foreign exchange rate hedging arrangements with a nominal amount of $367 million (£253 million). On April 2, 2002, $560 million (£390 million) of hedging arrangements matured and were replaced with $350 million (£246 million) of forward foreign exchange contracts. In the three-month period ended September 30, 2002, Telewest terminated all of its remaining hedging arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1.0 billion were settled in cash, resulting in an outflow of £28 million. The remaining contracts have a nominal value of $1.3 billion and are expected to be settled as part of the Financial Restructuring, see “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties” for a description of the settlement of these contracts.

Quantitative Disclosure of Market Risk

The analysis below presents the sensitivity of the market value, or fair value, of Telewest’s financial instruments to selected changes in market rates and prices. The changes chosen represent Telewest’s view of changes that are reasonably possible over a one-year period. The estimated fair value of the hedging instruments identified below are based on quotations received from independent, third-party financial institutions and represent the net amount receivable or payable to terminate the position, taking into consideration market rates as of the measuring date and counterparty credit risk. The estimated fair value of the US dollar-denominated, fixed-rate, long-term debt is also based on market quotations obtained from independent third-party financial institutions.

The hypothetical changes in the fair value of hedging instruments are estimated, based on the same methodology used by the third-party financial institutions to calculate the fair value of the original instruments, keeping all variables constant except that the relevant interest rate or exchange rate, as the case may be, has been adjusted to reflect the hypothetical change. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgment and therefore cannot be determined precisely. Fair value of debt is the market value of bonds and bank debt, which can change according to market conditions and  company-specific performance.

The amounts generated from the sensitivity analysis are forward-looking estimates of market risk assuming certain adverse market conditions occur. Actual results in the future may differ materially from those projected results due to developments in the global financial markets which may cause fluctuations in interest rates and exchange rates to affect fair values in a manner that varies from the hypothetical amounts disclosed in the table below, which therefore should not be considered a projection of likely future events and losses. The sensitivity analysis is for information purposes only. In practice, market rates rarely change in isolation.

Interest Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate one-percentage point (100 basis points) increase in interest rates across all maturities:

	September 30, 2003		September 30, 2002
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m

Interest rate swaps	(19)	5	(38)	13
Fixed rate debt	(1,629)	(56)	(909)	(17)

Foreign Currency Exchange Rate Risk

The sensitivity analysis below presents the hypothetical change in fair value based on an immediate 10% decrease in the US dollar to pound sterling exchange rate.

	September 30, 2003		September 30, 2002
	Fair value	Hypothetical Change in Fair value	Fair value	Hypothetical Change in Fair value
	£m	£m	£m	£m

US dollar-denominated long-term debt	(1,174)	(131)	(502)	(56)
Foreign currency swap	No longer applicable	No longer applicable	No longer applicable	No longer applicable
Foreign exchange forward contracts	(33)	No longer applicable	(33)	No longer applicable

The hypothetical change in fair value for the US dollar-denominated long-term debt is calculated by re-translating to pounds sterling the US dollar-denominated long-term debt at a rate 10% below the US dollar/pound sterling exchange rate prevailing at the relevant period end.

The fair value of the foreign exchange forward contracts of £33 million represents the amounts due as a result of the settlement of the contracts unwound but not yet paid. This is a fixed cost and will not vary with movements in exchange rates. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties” for a description of the settlement of these contracts.

Effects of Recent Accounting Pronouncements

SFAS 143 “Accounting for Asset Retirement Obligations”

In July 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Telewest adopted this standard on January 1, 2003, and it did not have a material impact on its financial statements.

SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” Telewest has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations for future exit or disposal activities.

SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure”

An amendment of SFAS 123 is effective for the year ended December 31, 2002 and thereafter. SFAS 148, “Accounting for Stock-Based Compensation,” permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. Telewest has adopted the disclosure provisions of the statement in these financial statements. Telewest has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

FASB Statement No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other FASB projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133, and Telewest is currently considering its potential effect on its financial statements.

FASB Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” Statement 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003. For unmodified financial instruments existing at May 31, 2003, Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003. Telewest does not expect the new standard to have a significant effect on its financial statements.

Other New Standards

In November 2002, the EITF issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, or EITF 00-21, on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting.

According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a stand-alone basis; (2) there is objective and reliable evidence of the fair value of the undelivered item(s); and (3) if the arrangement includes a general right of return, and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal beginning after June 15, 2003. Telewest believes that the adoption of EITF 00-21 will not have a material impact on its financial statements.

In November 2002, the FASB issued FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, or FIN 45, which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. Telewest has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date Telewest has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, “Consolidation of Variable Interest Entities”, or FIN 46, which interprets Accounting Research Bulletin 51, or ARB 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities called variable interest entities to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in variable interest entities may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of variable interest entities and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the variable interest entities. The provisions of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Telewest does not believe that the adoption of FIN 46 will have a material effect on its financial statements.

THE BUSINESS OF TELEWEST

History and Development of the Company

Telewest’s legal name is Telewest Communications plc, and its commercial names are Telewest Broadband, Telewest Business and Flextech. Telewest is a public limited company and was originally incorporated, in preparation for its initial public offering described below, under the English Companies Act 1985, or the Companies Act, on October 20, 1994. Telewest’s registered office is located at Export House, Cawsey Way, Woking, Surrey GU21 6QX, England, and its telephone number is (+44) 1483 750 900.

During the 1980s and early 1990s, Liberty Media and MediaOne Group, Inc. acquired interests in various UK cable franchises. In December 1991, Liberty Media and MediaOne combined their respective UK cable interests by contributing certain of those interests to a joint venture that was managed by Liberty Media and MediaOne through various affiliates. In November 1994, Telewest’s predecessor, referred to as Old Telewest, acquired all of the assets of that joint venture as well as certain other interests of Liberty Media and MediaOne in UK cable entities. Immediately after the acquisition, Old Telewest completed a public offering of its ordinary shares and American Depositary Shares, raising an aggregate of approximately £414 million, net of commissions and expenses. Immediately after the public offering was completed, Liberty Media and MediaOne each beneficially owned approximately 36.7% of the Old Telewest ordinary shares and 50% of the Old Telewest convertible preference shares.

The following are important events in the development of Telewest’s business since its initial public offering:

•	In October 1995, Telewest acquired the entire issued share capital of Old Telewest and SBC CableComms (UK), or SBCC, then the owner of seven cable franchises in the United Kingdom. Subsequent to the Old Telewest and SBCC acquisitions, Telewest acquired several other UK cable franchises.

•	In September 1998, Telewest acquired General Cable, then the owner of eight cable franchises in the United Kingdom and a 44.95% interest in Birmingham Cable in which Telewest had historically held a 27.47% interest. Later in 1998, Telewest acquired the remaining 27.58% interest in Birmingham Cable from Comcast UK (27.47%) and from several individual shareholders (0.11%).

•	With effect from November 23, 1999, Telewest acquired the remaining 50% of Cable London that it did not already own.

•	On April 19, 2000, Telewest completed its merger with Flextech, a key supplier of channels and related services in the United Kingdom.

•	On November 1, 2000, Telewest completed its acquisition of Eurobell, a supplier of telephone, internet, data and cable TV services in the Southeast of England.

Telewest’s principal shareholders have historically been Liberty Media and MediaOne (a wholly owned subsidiary of AT&T since June 2000). On July 7, 2000, following clearance by the European Commission, MediaOne completed an agreement with certain subsidiaries of Microsoft whereby those subsidiaries purchased 21.7% of Telewest’s outstanding share capital from MediaOne. On May 3, 2001 Telewest was notified by Liberty Media of an increase in its shareholding in Telewest as a result of the purchase of a further 20 million Telewest shares. As a result, Liberty Media, Microsoft and MediaOne then owned approximately 25.2%, 23.6% and 1.3%, respectively, of Telewest’s share capital. In September 2002, MediaOne disposed of its entire remaining shareholding in Telewest. In May 2003, Microsoft sold its entire 23.6% stake in Telewest to a subsidiary of IDT Corporation. Liberty Media was a wholly owned subsidiary of AT&T until August 2001, when it was split off from AT&T and became an independent, publicly traded company. As of September 30, 2003, Liberty Media beneficially owned over 17% and IDT beneficially owned over 23% of Telewest’s shares.

Telewest’s Strategy and Current Long-Range Plan

In 2002, Telewest completed a review of its business plan, which analyzed the profitability of its businesses and individual products. In December 2002, following this review, Telewest adopted its current long-range plan, which reflects a shift in operational focus from subscriber acquisition to increasing average revenue per user and decreasing churn. This plan focuses on acquiring profitable customers, and cost control, and reflects the constraints on the capital available to Telewest. Telewest’s aim is to be the leading broadband communications group in the United Kingdom, measured by free cash flow, customer service and broadband deployment. Accordingly, Telewest’s focus and strategy under the current long-range plan is:

•	in the consumer division, to be the broadband leader in the geographic areas in which it operates and to use that broadband leadership to drive the “triple play” penetration of high-speed internet bundled with television and telephony;

•	in the business division, to focus on profitable small-to-medium-sized enterprise, or SME, customers and to continue to build a profitable data-led business in the larger corporate and public sector;

•	in the content division, to become a significant force in multi-channel television by leveraging its relationship with the BBC, through UKTV and by targeting niche markets with its wholly owned channels, and UKTV channels; and

•	to make the most of its existing capital investment by exploiting previous investments in network efficiency, rather than network expansion or investment in new product development, and to maximize the capital efficiency of its network by, among other things, ensuring appropriate recovery and reuse of customer premises equipment.

Telewest aims to reduce its operating cost base through a more selective customer acquisition approach, new customer self-service initiatives and a continued focus on the efficiency of network maintenance and corporate expenditure. A strong focus on cash and cost control is intended to speed Telewest’s progress towards generating a positive free cash flow position after the completion of the Financial Restructuring.

Description of Business

Overview

Telewest is a leading broadband communications and media group in the United Kingdom. Telewest’s business is divided into two main reporting segments: cable and content. The cable segment is further subdivided into a consumer division and a business services division. The consumer division provides cable television, cable telephony and internet access services to residential customers. Telewest’s business services division focuses on a wide range of voice, data and managed solutions services for businesses. Telewest’s content division supplies basic television channels and related services to the UK pay-television broadcasting market.

Telewest’s business includes a broadband, local access broadcasting network covering approximately 4.7 million homes. Telewest’s network consists of local distribution networks, its “National Network” and an Internet Protocol, or IP, Services platform which allow it to handle the voice, video and data needs of its customers. The potential of Telewest’s broadband, local access network and architecture provides it with a significant competitive advantage in terms of speed and true two-way interactivity with directly connected residential and business customers. Telewest has connected approximately 1.7 million residential cable subscribers, including cable television, telephony and internet services customers. In addition, as at September 30, 2003, Telewest provided business telephony services to approximately 70,000 business customer accounts and had connected approximately 465,000 business lines.

A growing and strategically significant part of Telewest’s business is “blueyonder broadband,” a high-speed internet service which Telewest launched in March 2000. As at September 30, 2003, Telewest had approximately 367,000 blueyonder subscribers, approximately 70% of whom also subscribe to both its telephony and cable television services. In June 2002, Telewest introduced a 1Mb internet service to complement the existing 512Kbps internet service. Approximately 9% of Telewest’s broadband customers now subscribe to Telewest’s 1Mb service. The 1Mb service allows for the faster downloading of software, the sharing of large files and enhanced full-screen video and audio streaming. Telewest subsequently launched a 2Mb blueyonder broadband internet service on May 12, 2003, and approximately 6,000 subscribers had subscribed to the 2Mb service as of September 30, 2003. The 2Mb service is approximately 40 times faster than traditional dial-up internet services.

Flextech, Telewest’s content division, operates in association with UKTV, a joint venture Telewest formed with BBC Worldwide to offer a portfolio of pay-television channels based on the BBC’s program library. Flextech, together with UKTV, is the largest provider of basic (non-premium) thematic channels to the UK multi-channel television broadcasting market, measured by viewing share, reaching approximately 10 million pay multi-channel television subscribers.

All of the above figures are as at September 30, 2003, unless otherwise stated.

Telewest Operating Data-Unaudited

The following table sets out certain of Telewest’s operating data for the twelve-months ended December 31, 2000, 2001 and 2002, respectively and the nine months ended September 30, 2003. The information represents combined operating statistics for all of Telewest’s franchises from their respective dates of acquisition.

	Year Ended December 31,			Nine months Ended September 30,
	2000(1)	2001	2002	2003
Consumer Division
Homes passed	4,922,191	4,914,155	4,895,956	4,891,492
Homes passed and marketed	4,789,451	4,713,937	4,699,694	4,679,688
Cable television and residential telephony-only subscribers	1,091,780	1,141,158	984,765	895,740
Dual or triple-service subscribers(2)	1,096,409	1,218,294	1,228,586	1,239,659
Cable television only subscribers	153,201	138,053	116,508	95,429
Residential telephony only subscribers	441,731	401,286	395,133	362,971
Internet only subscribers	*	7,986	18,398	23,491
Total residential subscribers	1,691,341	1,765,619	1,758,625	1,721,550
Household penetration	35.3%	37.5%	37.4%	36.8%
Average household churn(3)	*	*	18.2%	14.9%
Percentage of triple-service subscribers(2)	0.3%	3.3%	10.4%	14.9%
Percentage of dual or triple-service subscribers(2)	64.8%	69.0%	69.9%	72.0%
Average monthly revenue per subscriber(4)	£37.45	£40.03	£41.80	£43.10
Cable Television
Cable television subscribers—analog	910,415	617,958	436,339	312,954
Cable television subscribers—digital	339,195	723,826	857,472	945,595
Total cable television subscribers	1,249,610	1,341,784	1,293,811	1,258,549
Penetration(5)	26.1%	28.5%	27.5%	26.9%
Average subscriber churn rate(6)	26.0%	18.7%	21.5%	18.7%
Average monthly revenue per subscriber(7)	£19.50	£20.75	£20.82	£20.78
Residential Telephony
3-2-1 subscribers	1,538,140	1,461,243	1,253,662	1,164,549
Talk subscribers(8)	N/A	154,566	360,662	427,092
Total residential telephony subscribers	1,538,140	1,615,809	1,614,324	1,591,641
Residential telephony penetration(9)	32.2%	34.3%	34.4%	34.0%
Residential telephone lines	1,706,159	1,762,312	1,717,191	1,673,065
Second line penetration	10.9%	9.1%	6.4%	5.1%
Average subscriber churn rate(10)	19.8%	16.5%	17.3%	14.5%
Average monthly revenue per line(11)	£22.92	£22.79	£23.16	£23.04
Average monthly revenue per subscriber(12)	£25.54	£25.09	£24.92	£24.35
Internet Subscribers
Blueyonder broadband	6,893	85,122	262,219	367,410
Blueyonder SurfUnlimited	104,983	184,034	193,201	190,571
Blueyonder pay-as-you-go	175,387	119,295	85,025	52,353
Total internet subscribers	287,263	388,451	540,445	610,334
Blueyonder Broadband
Average subscriber churn rate(13)	N/A	7.5%	12.4%	13.3%
Average monthly revenue per subscriber(14)	N/A	£25.21	£25.12	£22.66
Business Division
Business customer accounts	66,507	72,934	73,746	69,921
Business telephony lines	365,535	444,998	466,820	464,751
Average business lines per customer account(15)	5.5	6.1	6.3	6.6
Average annualized monthly revenue per business line(16)	£48.08	£44.12	£41.96	£41.28
Average annualized revenue per customer account(17)	£3,070	£3,137	£3,114	£3,182
Content Division
Pay multi-channel subscribers(18)	9,565,325	10,504,118	9,764,233	10,146,940
Flextech share of basic viewing(19)	23.1%	20.4%	20.4%	19.0%
Share of total television advertising revenues(20)	2.7%	3.0%	3.4%	4.0%

*	Data not available.

Notes:

(1)	Includes operating statistics and the results of Flextech from April 19, 2000 (the date Telewest acquired Flextech) and the results of Eurobell from November 1, 2000 (the date Telewest acquired Eurobell).
(2)	Dual-service subscribers are those subscribers who take two of Telewest’s cable television, residential telephony and broadband internet services; triple-service subscribers are those subscribers who take three of these services; and dual or triple-service subscribers are those subscribers who take two or all three of these services.
(3)	Average household churn for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential subscribers who disconnected or who were disconnected during that period, divided by (ii) the average number of residential customers in that period.
(4)	Average monthly revenue per subscriber (often referred to as “ARPU” or “Average Revenue per User”) represents (i) the average monthly revenue of residential subscribers for such period, divided by (ii) the average number of residential subscribers in such period.
(5)	Cable television penetration at a specified date represents (i) the total number of cable television subscribers at that date, divided by (ii) the total number of homes passed and marketed for cable television at that date.
(6)	Average cable television subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during that period, divided by (ii) the average number of cable television subscribers in that period.
(7)	Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for that period, divided by (ii) the average number of cable television subscribers in that period.
(8)	Includes subscribers to Telewest’s Talk Unlimited, Talk International and Talk Evening and Weekends flat rate telephony services.
(9)	Residential telephony penetration at a specified date represents (i) the total number of residential cable telephony subscribers at that date, divided by (ii) the total number of homes passed and marketed for residential cable telephony at that date.
(10)	Average residential telephony subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(11)	Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony lines in that period.
(12)	Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for that period, divided by (ii) the average number of residential cable telephony subscribers in that period.
(13)	Average blueyonder broadband internet subscriber churn rate for the period is calculated on a rolling twelve-month basis and represents (i) the total number of blueyonder broadband internet subscribers who terminated their services or whose services were terminated during that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(14)	Average monthly revenue per blueyonder broadband internet subscriber for each period represents (i) the average monthly blueyonder broadband internet revenue for that period, divided by (ii) the average number of blueyonder broadband internet subscribers in that period.
(15)	Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at that date, divided by (ii) the number of business cable telephony customer accounts at that date.
(16)	Average annualized monthly revenue per business line represents (i) the average monthly business services revenue for the 12 months to the end of that period, divided by (ii) the average number of business lines in that period.
(17)	Average annualized revenue per customer account represents (i) the average monthly business services revenue for the 12 months to the end of that period, (ii) divided by the average number of business services customers in that period, and (iii) multiplied by 12 months.
(18)	Pay multi-channel subscribers represents the number of pay multi-channel subscribers as at the end of the last month of a twelve-month or nine-month period.
(19)	Basic viewing over 24 hours in pay-television homes.
(20)	Includes Flextech’s wholly owned channels and UKTV’s advertising revenues.

CABLE SEGMENT

Consumer Division

Telewest’s consumer division encompasses residential cable television, telephony and internet services. Telewest markets all of its residential services under the “Telewest Broadband” name. In line with its current long-range plan, the focus of the consumer division has shifted from acquiring customers to acquiring and retaining the most profitable customers, increasing average revenue per user and reducing churn.

Telewest’s intention is to focus on providing core bundled products (cable television, telephony and broadband internet) to drive the number of dual and “triple play” customers. Dual-play customers are customers who subscribe to two of its three residential services (cable television, telephony and internet services) and “triple play” customers are customers who subscribe to cable television, telephony and internet services.

As part of this strategy Telewest recently implemented a new pricing policy for all of its products and services, including its digital television services. The new pricing policy is intended to:

•	increase average revenue per user;

•	drive Telewest’s “triple play” customer base;

•	increase free cash flow;

•	emphasize product offerings where Telewest has a competitive edge; and

•	ensure that Telewest sells only profitable product combinations.

In accordance with its strategy to acquire and retain the most profitable customers, Telewest has recently introduced an up-front payment system for all new customers which can be offset against any installation fee or subscription fee and that filters out subscribers who receive Telewest’s services, but fail to pay for them.

As at September 30, 2003, Telewest had approximately 256,000 “triple play” customers subscribing to broadband internet, telephony and cable television services. These “triple play” customers accounted for nearly 15.0% of its customer base. This “triple play” base, which represents its most profitable customer segment, has increased rapidly and is a result of Telewest’s strategy to be a leader in broadband services and to target profitable customers.

Cable Television

Telewest’s cable television services provide a wide range of programming over its digital and analog television platforms, including news and information, general interest, business, children’s, international, music and sports programming. Telewest obtains some of its programming from Flextech (its content division) and the balance from a variety of sources, including BSkyB, terrestrial broadcasters and other programming suppliers.

Telewest offers multi-channel analog and digital television services in all of the areas in which it operates, except for the areas covered by Eurobell South-East and Cabletime, where it currently offers only its analog service. Telewest is currently upgrading part of its Cabletime network in Birmingham so that it can deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network that are not yet digitally serviceable may be upgraded over the next several years. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog service.

Cable television is the product with the highest up-front investment, principally as a result of the provision of free set-top boxes to new subscribers. It is also the service with the lowest margins. As a result, Telewest’s focus is on acquiring profitable, higher margin television customers rather than overall subscriber growth. Telewest therefore raised prices earlier this year, with the largest increases falling on its least profitable customers; those subscribing to its entry-level cable television package.

As at September 30, 2003, Telewest had approximately 1,258,000 cable television subscribers.

Digital Television Services

Telewest’s digital television services consist of a wide array of television and radio channels, pay-per-view films, interactive services, including enhanced “red-button” functionality, and television e-mail. As at September 30, 2003, Telewest had an installed base of approximately 946,000 digital television subscribers representing approximately 75% of its total cable television subscriber base. Telewest’s digital television services allow greater customer choice than its analog services and include interactive services and an electronic program guide.

In 2002, Telewest tested and implemented Liberate 1.2 software across its digital television platform. The software provides its digital cable customers with a range of interactive “red button” services, which are interlinked in real time to enabled television programs and include additional program information, shopping and games.

Telewest offers combined digital television and telephony packages, to which one or more premium channels (e.g., movie and sport channels) may be added for an additional monthly fee. All of Telewest’s digital television customers can also purchase pay-per-view films provided by Front Row, a joint venture that Telewest owns jointly with NTL Incorporated. Digital television customers can also purchase pay-per-view Barclaycard FA Premier League football matches, “Sky Box Office” events and adult-content programming.

In order to enhance the attractiveness of its basic cable television packages, Telewest has introduced new channels to these packages. For example, Sky One, the Hallmark Channel, UK Gold +1 and Living +1 have been added to its “Essential” package, and Sky Sports News and UK History have been added to its “Starter” package. These packages accounted for approximately 38.4% and 17.1%, respectively, of its digital TV base at September 30, 2003. These packages are not available to new stand-alone cable television subscribers. Customers who wish to subscribe to cable television on a stand-alone basis must now subscribe to “Supreme,” Telewest’s top-tier basic package.

In March 2003, by agreement with BSkyB, Telewest began to provide digital television subscribers with “Sky Multiplex”, comprising nine movie channels. Since January 2003, Telewest has also launched nine new basic entertainment channels.

Analog Television Services

Telewest offers its customers more than 30 basic channels and nine premium channels as part of its stand-alone and combined analog service offerings. Some of its channels operate throughout the day and others operate for only part of the day and share a channel position. When most of its existing customers have migrated from analog to digital services, Telewest expects to phase out its analog services.

Cable Telephony

Telewest offers a wide range of high-quality telephony services to its residential customers. Telewest enhances its basic residential telephony service by offering additional services, such as call waiting, call barring (which prevents unauthorized outgoing calls), call diversion (call forwarding), three-way calling, voicemail, caller line identification and fully itemized monthly billing.

Telewest offers “Talk Unlimited” as a stand-alone product or combined with pay-television packages. Talk Unlimited is a fixed-fee residential telephony package with unlimited local and national calls, excluding calls to non-geographic, premium rate and mobile telephone numbers. As at September 30, 2003, Telewest had approximately 324,000 standard Talk Unlimited subscribers accounting for approximately 20% of all of its residential telephony subscribers.

At the beginning of 2003, Telewest expanded its fixed-fee telephony services by launching “Talk Evenings and Weekends”, a telephony service offering unlimited local and national evening and weekend calls to anywhere in the United Kingdom, and “Talk International,” which offers reduced rates to all international destinations, each for a flat monthly rate. As at September 30, 2003, Telewest had approximately 80,000 Talk Evenings and Weekends subscribers. Total subscribers to Telewest’s “Talk” services at September 30, 2003 amounted to approximately 427,000, or approximately 27% of its total telephony subscribers at that date, including approximately 23,000 Talk International subscribers. Telewest is also improving the value for its telephony consumers by offering free voicemail.

Internet Services

High-speed Internet Service (blueyonder broadband)

In March 2000, Telewest launched “blueyonder broadband,” its high-speed internet service. Using Telewest’s National Network and its interactive services platform, blueyonder broadband offers high-speed access to the internet. Customers currently access this service via cable modems linked to personal computers and have unlimited and continuous access to internet content for a monthly subscription fee. Telewest also offers blueyonder broadband internet service via wired connections to modems in digital television set-top boxes and introduced a wireless connection on August 6, 2003. As at September 30, 2003, Telewest had approximately 367,000 blueyonder broadband internet subscribers.

In June 2002, Telewest launched its 1Mb blueyonder broadband internet residential internet service, following an extensive trial with 1,500 Scottish customers. This service offers a continuous cable connection to the internet and enables its customers to download music and software more quickly than is possible with the standard blueyonder broadband 512Kb internet service, share larger files and benefit from enhanced full-screen video and audio streaming. As at September 30, 2003, Telewest had approximately 31,000 subscribers (representing approximately 9% of its broadband subscriber base) for its 1Mb service. On May 12, 2003, Telewest announced the launch of a 2Mb blueyonder broadband residential internet service following a successful trial with 1,500 customers. As at September 30, 2003, Telewest had approximately 6,000 subscribers to its 2Mb service (representing approximately 1.7% of its broadband subscriber base). The 2Mb service is approximately 40 times faster than traditional dial-up internet services and substantially faster than the broadband internet services currently offered by BT, AOL or Freeserve.

Blueyonder broadband internet is successful in attracting new customers to Telewest’s services. For example, in the nine-month period ended September 30, 2003, approximately 42% of blueyonder broadband internet installations were for subscribers new to Telewest’s services.

Telewest recently launched a self-installation option for blueyonder broadband internet service, available to existing digital television subscribers, making it the lowest permanent entry price to broadband internet in the United Kingdom. The new self-installation packs are available to Telewest’s approximately 946,000 existing digital TV subscribers and make use of cable modems embedded in set-top boxes. Self-installation is more convenient for some customers and improves cost efficiency as fewer visits to customer premises are required, and fewer stand-alone cable modems are needed. Telewest also launched a wireless self-installation pack on August 6, 2003.

Telewest’s blueyonder broadband internet services won several industry awards in 2002. In February, Telewest collected the “Best Un-metered ISP” award for its blueyonder broadband dial-up and broadband services and the “Best Application Service” award for its blueyonder broadband workwise business product at the fourth annual Internet Service Providers Association Awards. Telewest’s 1 Mb service was recently voted the “Best New Telecommunications” product for 2002 at the Computing Industry Awards. Industry experts and readers of the internet press have voted Telewest “Best Broadband ISP,” “Most Satisfying British ISP” and “Best Gaming Service” at the Future UK Internet Awards 2002, and Telewest has been voted “Best Cable Modem Service” by ISP Review.

Blueyonder broadband internet service is now available to all of Telewest’s subscribers, except those in the Eurobell South-East and Cabletime coverage areas. Telewest is currently upgrading part of its “Cabletime” network in Birmingham so that it may deliver digital television and broadband internet services to approximately 60,000 homes. Other areas of the network which are not yet digitally servicable may be upgraded over the next several years.

Together with its dial-up internet services, described below, Telewest had approximately 610,000 internet subscribers as at September 30, 2003.

Dial-up Internet Services

Telewest also provides unmetered internet access for a flat fee under the brand name “SurfUnlimited.” As at September 30, 2003, Telewest provided internet access to approximately 243,000 residential customers through its “SurfUnlimited” and pay-as-you-go internet services. SurfUnlimited introduces subscribers to a reliable fixed-fee unmetered service. During the nine-month period ended September 30, 2003, approximately 15% of Telewest’s broadband installations were for subscribers who had migrated upward from SurfUnlimited.

Sales and Marketing

Telewest’s operating divisions each have separate sales and marketing teams. Telewest markets all of its residential services under the “Telewest Broadband” brand name. In the consumer division, Telewest’s marketing strategy is designed to acquire higher-margin customers and increase average revenue per user while lowering selling costs. Telewest relies primarily on integrated marketing campaigns, which combine radio, newspaper and poster advertising with telemarketing, direct mail and retail sales.

Customer Service

Telewest has experienced rapid growth and development in a relatively short period of time, both in the nature of the services it offers and in the number of subscribers for those services. This growth has challenged Telewest’s ability to provide uniform customer service across its customer base and to integrate training and operations support systems, such as billing and accounts receivable functions, across its business.

Customer service, however, remains a prime focus of Telewest. As at September 30, 2003, Telewest employed approximately 2,000 full-time equivalent staff in customer service roles after consolidation of its 12 customer service centers into seven. Telewest now has a dedicated customer service center to deal with all billing and collection operations and has improved its billing procedures by introducing a single bill, combining charges for all products and services, and “E-billing,” which enables customers to elect to receive their bills electronically.

On March 31, 2003, Telewest opened a dedicated “National Movers Center” to improve the customer service provided to those customers who move house within Telewest’s franchise area and to increase take-up of its products and services by people moving into pre-wired homes.

Business Division

Markets and Products

Telewest’s business division, which operates under the “Telewest Business” brand, is focused on the delivery of business communications solutions through an effective combination of voice, data and managed solutions services. Telewest’s local network infrastructure and its National Network allow it to offer a wide range of advanced communication services to businesses. Telewest’s main customers range from SMEs to larger targeted corporations and public sector organizations.

Telewest believes that the business market, in particular multi-site organizations in the private and public sectors, represents an attractive opportunity because these organizations have complex requirements for communications services and the core capabilities of its network enable it to provide an array of managed network services, such as advanced telephony, private networks and virtual private networks, to meet those requirements. In particular, these organizations:

•	have an increasing demand for bandwidth;

•	account for a significant percentage of the total UK business telecommunications spending; and

•	make buying decisions and need technical support locally.

Telewest’s business services range from simple voice and point-to-point private circuits to more specialized products including hybrid managed Centrex and its “IP Virtual Private Networks.” These advanced products enable customers to integrate voice, data and video transmission over a single network.

Telewest’s Carrier Services Unit offers managed services to telecommunications operators and internet service providers, as well as the use of its fiber-optic National Network for the handling of voice and data communications. This exploits Telewest’s fixed network investment by providing additional revenues from the operations of other carriers. The Carrier Services Unit also focuses on strategic partnerships with larger carriers, such as UK mobile telephone operators.

Sales and Marketing

Telewest’s business division is positioned as a high-quality, price-competitive solutions provider and employs direct sales forces with specialist knowledge and experience within each of its target customer areas (i.e., SMEs, larger corporations, travel and public sector) and an understanding of the particular challenges and needs of each target area. Complex solutions are designed by its “Business Solutions Consultants,” who are experts in the latest technologies and their applications.

Telewest also employs its own telemarketing team to provide follow-up calls to its marketing campaigns. This team operates within Telewest’s marketing communications group. The leads generated are passed through to the sales force.

For existing customers, Telewest’s business account managers and service managers contact each major customer regularly to ensure service satisfaction and to market additional services appropriate for that customer.

Customer Service

A consistently high quality of service is central to the provision of services by Telewest Business from initial consultancy and advice to sales support and aftercare. Business customers require specialized customer service. This is provided through two dedicated call centers that provide specialized fault-handling and resolution services.

CONTENT SEGMENT

Content Division (Flextech)

Telewest’s content division, Flextech, is primarily engaged in the supply of basic television channels and related services to the UK pay-television broadcasting market.

Flextech, together with UKTV, Telewest’s joint venture with BBC Worldwide, is the largest supplier of basic (i.e., non-premium) thematic channels to the UK pay-television broadcasting market, supplying approximately 19% of the UK’s basic viewing in multi-channel television homes in the nine-month period ended September 30, 2003. Flextech has four wholly-owned pay channels: Living TV, Bravo, Trouble and Challenge TV and is also BBC Worldwide’s equal partner in UKTV, which currently has six pay channels: UK Gold, UK Gold 2, UK Style, UK Horizons, UK Drama and UK Food. Flextech also owns three multiplexed channels (Living TV +1, Bravo +1 and Trouble Reloaded) and has an interest in three multiplexed channels operated by UKTV: UK Gold +1, UK Style +1 and UK Horizons +1. Each of the Flextech and UKTV multiplexes air programming otherwise available on the channel from which they are derived (e.g., Living TV + 1 is derived from Living TV) at a different broadcast time.

Depending upon the distribution agreement with the platform operator and the package chosen by the customer, Telewest’s wholly owned and UKTV channels are available on its own analog and digital platforms, BSkyB’s digital platform and NTL Incorporated’s analog and digital platforms. These channels generate revenue based on the number of customers subscribing to programming packages carried by the relevant platform operators. Further revenues are generated by the sale of airtime and sponsorship to advertisers and advertising agencies by Flextech’s advertising sales department. Flextech and UKTV are also represented on Freeview, the free-to-air digital terrestrial television platform launched by the BBC, BSkyB and Crown Castle International on October 30, 2002. In October 2002, UKTV launched the UK History channel and in January 2003, Flextech launched Ftn and UKTV launched UK Bright Ideas. All three channels are available on all multi-channel platforms. Ftn, which broadcasts between 6 p.m. and 6 a.m., and UK Bright Ideas, which broadcasts between 6 a.m. and 6 p.m., are separate channels with distinct twelve-hour offerings which jointly fill one of the twenty-four hour general entertainment slots available on Freeview. UK History, UK Bright Ideas and Ftn are solely reliant on advertising revenues.

Flextech, together with UKTV, intends to become a significant force in multi-channel television by leveraging Telewest’s relationship with the BBC, through UKTV, and by targeting niche markets with Telewest’s wholly owned channels, and UKTV channels.

Sources of Supply

Programming

Telewest obtains its programming content through Flextech, UKTV and other programming suppliers, such as BSkyB. Telewest’s contracts with programming suppliers generally run from twelve months to four years. In general, Telewest pays for its basic programming based on the number of customers subscribing to a particular channel. Some of Telewest’s programming contracts also provide volume discounts that reduce per-subscriber charges as the number of customers subscribing to a channel increases.

Telewest obtains a significant amount of its premium programming and some of its basic programming under various arrangements with BSkyB, the exclusive supplier of most significant premium programming in the United Kingdom. BSkyB’s general entertainment, premium sports and movie programming is generally popular in the United Kingdom and is important in terms of attracting and retaining cable television customers. Telewest currently purchases premium programming from BSkyB pursuant to an industry rate card. The industry rate card sets out the pricing for the supply of programming by BSkyB to UK cable operators that do not have separate agreements with BSkyB.

Telewest’s other significant suppliers include Viacom, Discovery and Turner (Time Warner).

Services and Equipment

Telewest obtains services and equipment for the construction and operation of its cable systems from numerous independent suppliers. Telewest believes that it can purchase substantially all of the services and equipment it needs to operate its business from more than one source. However, if the supplier of a product that involves significant lead time for production and delivery were unwilling or unable to supply it, Telewest could suffer disruptions in the operation of its business, which could have an adverse effect on its results. Telewest owns almost all of the cable network equipment utilized on its network other than its digital telephony switches, which are being leased under finance leases from, among others, Export Development Canada and subsidiaries of The Royal Bank of Scotland plc. Telewest is in default under certain of its finance leases as a result of steps taken to effect the Financial Restructuring. Telewest is currently in discussion with each counterparty to its existing finance leases regarding the waiver of existing and future defaults that have, or might, arise as a result of the Financial Restructuring.

Telewest’s Networks

Telewest’s network, which consists of approximately 65,000 kilometers of fiber and coaxial cable, as well as high-capacity electronics equipment, consists of three parts:

•	local distribution networks located in each area in which Telewest operates;

•	a National Network, which links all of Telewest’s local distribution networks; and

•	a broadband IP services platform, which overlays the National Network and provides the backbone for Telewest’s interactive digital and high-speed internet services.

Local Distribution Networks

Telewest’s local distribution networks are vital to the provision of its broadband and cable telephony services.

Broadband

Telewest provides broadband services using hybrid fiber-coaxial network architecture. Analog television signals are received at regional headends either from satellite or terrestrial antennas, and digital television signals are received from its national digital headend. Both are then transmitted via the local distribution networks. Telewest’s networks use multiple fiber-optic cables to transmit signals from the regional headends to fiber nodes dedicated to small clusters of about 500 homes, at which point Telewest uses high-bandwidth coaxial cable to distribute the signals to individual customer homes. Telewest’s network has a high bandwidth (typically 750MHz) and is capable of two-way, high-speed data transfer.

In the United Kingdom, cable operators generally have been required to install cable underground. Telewest’s network architecture is particularly suited to this environment because it is essentially service transparent, thereby allowing future service upgrades to be implemented (within current bandwidth constraints) primarily at the headend and/or customer premises, without the need for extensive, expensive and time-consuming upgrading of the underground network. For example, Telewest’s digital television and high-speed internet services were introduced primarily through changes to headend and customer premises equipment, rather than changes to the underground network.

Cable Telephony

Telewest provides telephony services using an “overlay” distribution network, which shares the same physical underground infrastructure as the broadband hybrid fiber-coaxial network and is connected to digital switches that have been installed in each of the areas in which it operates. The switches enable Telewest to complete, within its own networks, local calls between its customers. They also provide Telewest with flexibility in selecting interconnection carriers for calls that terminate outside its networks. The digital switches also enable Telewest to gather information about customer calling patterns, which can be used to structure customized call pricing plans and discount programs, and to monitor fraud by identifying unusual or excessive call activity at an early stage. As well as offering basic telephony services, the switches support enhanced calling features and complex services for businesses, including Centrex and ISDN services.

Digital telephony signals typically are transmitted using synchronous digital hierarchy, or SDH, over fiber-optic cable to a 500-home node, at which point the signal is converted to a conventional telephony signal and distributed to customers over twisted copper pairs. In addition, direct fiber connections can be made to businesses to deliver a wide range of higher-capacity data services.

Throughout most of the areas in which Telewest operates, both the hybrid fiber-coaxial and overlay networks have been built to enable delivery of both broadband and telephony services to customers.

Telewest’s overlay distribution network also enables it to provide businesses with a variety of data services ranging from private circuits to managed-fiber networks.

Telewest’s National Network

Telewest’s National Network links all of Telewest’s areas of operation and consists of approximately 6,300 kilometers of high-capacity, multi-fiber-optic cable, as well as fully resilient state-of-the-art SDH which allows for the efficient delivery of data across fiber-optic networks.

Telewest uses its National Network in a number of ways. Each of its telephony switches is linked through the network, allowing a greater proportion of calls to remain solely within Telewest’s network, thereby saving on interconnection costs. The network is also used to distribute all of its digital and analog television channels from its national headend in Knowsley to each of its areas of operation.

In common with all other UK telecommunications operators, a part of Telewest’s fiber-optic cable (making up the National Network) is owned by other licensed operators and is leased to Telewest on an “indefeasible rights of use” basis. These indefeasible rights of use have, in some cases, unexpired terms of up to 25 years before Telewest is able to acquire ownership of the fiber or duct outright.

IP Network

In 1999, Telewest augmented the National Network with a national IP network and commenced deployment of a broadband IP services platform, which has now been completed. The IP network consists of 54 high-capacity IP routers located in its existing facilities. This network provides the backbone for Telewest’s interactive digital television services as well as its high-speed internet services. The network is also used to deliver a range of IP virtual private network based data services to business customers.

The broadband IP services platform has been deployed in parallel with Telewest’s digital television and high-speed internet services. This platform consists of a range of application servers, application software and customer premises equipment such as Telewest’s digital set-top boxes and cable modems.

Intellectual Property

Telewest does not own any material copyrights, patents or trademarks, other than the Telewest brand name, certain television channel brand names and certain programming content. Telewest does not believe that the ownership of copyrights, patents or trademarks, other than the Telewest brand name and these television channel brand names, is material to its business. Telewest relies on a number of third-party copyrights, patents and trademarks for applications relating to billing, customer management and the delivery of services over its networks. Telewest also obtains television programming content from third parties.

Research and Development

Telewest’s research and development is focused on evaluating changes in technology that could affect its television, telephony and internet services. Research and development expenditures, however, do not represent a material cost for Telewest.

Employees

The weighted average number of Telewest’s employees during the financial years ended December 31, 2000, 2001 and 2002 respectively, analyzed by category, were as follows:

	2000	2001	2002
Sales and customer services	4,129	5,160	4,802
Construction and operations	3,647	3,756	3,587
Administration	1,526	1,745	1,537

Total	9,302	10,661	9,926

The weighted average number of persons employed during a year is calculated by averaging the number of persons employed at the end of each of the twelve months within that period. The average number of persons employed by Telewest does not include employees of Flextech before May 1, 2000 and Eurobell before November 1, 2000.

As at September 30, 2003, Telewest employed approximately 8,700 staff. As of the date of this shareholders’ circular and prospectus, New Telewest had no employees other than the executive officers described under the heading “Management.” It is anticipated that substantially all employees of Telewest will become employees of New Telewest.

In May 2003, a ballot was held to consider whether certain field operations staff should, in the future, be represented by the Communication Workers Union, or CWU. The vote was carried in favor of membership and as a result Telewest signed an agreement with the CWU on June 16, 2003 which became fully binding on both parties in September 2003. Approximately 1,200 field operations staff are covered by the agreement. Except for this arrangement, none of Telewest’s employees are covered by collective bargaining agreements. Telewest believes that its relationship with its employees is good.

Seasonality

Although there is limited seasonal fluctuation in the demand for Telewest’s services, some services are subject to seasonal fluctuation. Telephone usage, for example, generally decreases during the summer due to the summer holidays and as a result of customer moves.

Competition

Telewest’s broadband products and services compete with those of a wide range of companies that use a variety of sophisticated and rapidly changing technologies. Telewest faces strong competition in all of the markets in which it operates.

Cable Television

Telewest competes directly with terrestrial television (over-the-air broadcast television) services, direct-to-home, or DTH, digital satellite services, such as BSkyB, and digital terrestrial service providers, such as Freeview. Telewest’s programming, particularly its pay-per-view programming, also competes with other forms of purchased and rented home entertainment, including video and DVD.

The principal competitors of Telewest’s cable television business are as follows:

Terrestrial Television Services

Analog terrestrial television viewing in the United Kingdom has long been one of the most popular forms of entertainment, and daily viewing time in the United Kingdom has been among the highest in the world. Although the five free-to-air analog terrestrial television channels in the United Kingdom are generally perceived as providing high-quality programming, Telewest believes that many viewers have a desire for a wider variety of television programming. Telewest believes that acceptance of alternative programming, together with the relatively high penetration of DTH satellite services and digital terrestrial television, demonstrates a willingness by many consumers in the United Kingdom to pay for additional programming.

Digital Television Services

Competition in the pay-television market has dramatically increased since the launch by BSkyB and ITV Digital of their respective DTH satellite and digital terrestrial television services in October 1998 and November 1998, respectively. ITV Digital has now ceased operations and has been effectively replaced by Freeview. Competition in this market was further enhanced by offers of free set-top boxes from BSkyB and its offer to bundle free internet access and discounted indirect telephony access with its digital television service.

DTH Satellite

BSkyB is the sole distributor of pay-satellite television programming in the United Kingdom and is Telewest’s principal competitor in the UK pay-television broadcasting market as well as one of its most important sources of programming. BSkyB currently offers its DTH satellite service customers pay-per-view services throughout the United Kingdom, including in the areas in which Telewest operates. As at September 30, 2003, BSkyB claimed to have approximately 7.02 million digital television subscribers. The size of its customer base allows it to purchase programming from third parties under advantageous terms and to distribute that programming and its own premium and basic programming to its subscribers at prices that may be less than the prices that Telewest charges its subscribers for programming.

BSkyB has launched “Sky+”, a personal video recorder product that allows television viewers to “time-shift” programming. Telewest currently does not market a product that is comparable to Sky+. Competition from Sky+ could adversely affect Telewest’s business.

Digital Terrestrial Television

Freeview, a free-to-air digital television service, was launched in October 2002 by a consortium led by the BBC, and also involving BSkyB and Crown Castle. Freeview currently offers approximately 30 free digital television channels, in addition to a number of radio channels, including BBC Three, BBC Four, CBeebies and ITV2 as well as digital versions of the five terrestrial channels. Freeview is generally available to consumers who purchase a set-top box (currently retailing for less than £80) that plugs into an analog television, or had previously purchased a set-top box in order to view programming provided by the now defunct ITV Digital, and also to consumers that own an integrated digital television. The UK government has approved a wide range of additional free-to-view channels that are being produced by the BBC, some of which will be available on

Telewest’s platform. Data released by the Independent Television Commission estimated that as at June 30, 2003, approximately 797,000 set-top boxes had been sold for Freeview, and reached 1,790,000 homes. Competition from Freeview and free-to-view channels could materially adversely affect Telewest’s business operating results.

Interactive Services

There are a small number of service providers that operate pay-per-view-type interactive services on the BT broadband network. If the market develops for these types of interactive services, Telewest’s business, operating results and financial condition could be materially adversely affected.

New Technologies

There are now a range of service providers using both the BT Asynchronous Digital Subscriber Line, or ADSL, wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Five mobile telephone networks have been awarded third generation, or 3G, licenses in the United Kingdom. Of these, only “3,” operated by Hutchinson 3G Limited, has commercially launched its broadband/3G service. However, it is anticipated that the other mobile networks will do so during 2004 and 2005. This will widen competition in the provision of broadband services.

The UK government has launched a consultation to explore the role that interactive digital television, or IDTV, sets can play in achieving the switch over from analog to digital broadcasting. The consultation closed in September 2002 but, as yet, the UK government has not put forward further proposals. To the extent that encouraging the penetration of IDTVs may require a “concordat” between manufacturers of television sets (such as an agreement to cease production of large widescreen analog-only sets in the next two years), which may prevent, restrict or distort competition, the consultation document indicates that any agreement may qualify for an individual exemption from the prohibition of the UK Competition Act 1998.

Cable Telephony

Competition in both the residential and business telephony markets is increasing, principally as a result of general price competition, the introduction of carrier pre-selection, number portability and as a result of the continued growth of mobile operators and mobile telephony as a substitute for fixed-line telephony.

BT, Telewest’s principal competitor in the residential telephony market, has an established market presence, a fully built network and resources substantially greater than Telewest’s. As BT provides, by its own estimates, approximately 73% of all UK fixed voice minutes as of June 30, 2003, Telewest’s ability to convince consumers to choose its services over those of BT will largely determine Telewest’s success in the residential telephony market.

Telewest incurs a significant amount of costs relating to the interconnect/call termination rates charged by UK mobile phone networks. In January 2003, the UK Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

The UK Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was subject to judicial review proceedings brought by Vodafone, T-Mobile and Orange. The judicial review action was heard at the end of June 2003. The action was rejected by the High Court and its judgment has not been appealed by the operators.

On July 25, 2003, all of the mobile operators in the United Kingdom (excluding “3”) reduced their call termination payments by the required average of 15%. The Office of Telecommunications has also mandated a further average reduction of 15% by April 2004. In addition, O2 and Vodafone have to achieve further average reductions of 15% less any increase in the UK retail price index by April 2005 and April 2006, respectively. T-Mobile and Orange must achieve average reductions of 14% less any increase in the UK retail price index by April 2005 and April 2006, respectively. This final order has been notified to the European Commission by the Office of Telecommunications, where it is expected to be confirmed during November of 2003.

Mobile interconnection costs are significant to Telewest’s business. Telewest will be exploring options to provide new telephony packages in the light of the recently mandated reductions in termination charges imposed on the UK mobile operators and any further future reductions.

Telewest believes that price is an important factor influencing UK customers to choose a telephony provider. BT has continued to modify its telephony rate structure by increasing line rental charges, decreasing the costs of its calls and generally moving towards fixed-price, bundled tariffs. Regulatory and competitive pressures may cause BT to reduce its prices further. In particular, the advent of wholesale line rental bundled with carrier pre-selection services, as a result of regulatory obligations imposed by the UK Office of Telecommunications, or Oftel, on BT, may intensify the extent of competition faced by Telewest from telephony service providers using BT’s network. In particular, with the introduction of this new bundled BT wholesale product, service providers will be able to take over and manage the entire service and billing relationship with the customer. Although Telewest intends to remain competitive, these developments and changes in BT’s price structure may adversely affect Telewest’s financial condition and results of operations.

BT is also Telewest’s principal competitor in the business telephony market and, according to Oftel, provides 8.2 million business lines estimated at 82% of all UK business telephony lines. Business telephony providers compete on price, range and quality of services provided. Telewest expects competition to intensify among existing and new market participants in the voice market, which could affect its ability to compete effectively in the business telephony market.

Telewest also competes for residential and business customers with mobile network operators. Competition from these operators could increase further, particularly if their call charges are reduced further or their service offerings are expanded or improved.

There are now a range of service providers using both the BT ADSL wholesale service and unbundled BT local loop network to provide broadband services to retail customers.

Internet Services

SurfUnlimited, Telewest’s unmetered dial-up access product, Telewest’s blueyonder pay-as-you-go dial-up access product, and blueyonder broadband all compete in a rapidly evolving market place and with products and services provided by companies in the telecommunications, information, media, entertainment and advertising fields. These products compete for usage, subscribers, advertising and e-commerce with a variety of companies offering dial-up and high-speed internet services, including AOL, Freeserve, Microsoft and BT.

As of May 2003, according to published statistics, there were 2,335,000 broadband subscribers in the United Kingdom. Of these, 1,170,000 were provided with a service via the BT network and 1,140,000 received cable broadband services from Telewest or NTL.

BT is a significant provider of both retail and wholesale access broadband services in the United Kingdom. In June 2003, BT announced a joint venture with Yahoo Inc. to launch a new broadband internet service to residential consumers. In addition, BT also provides a wide range of internet access packages and payment options. Broadband packages include several types of self-installed products.

“BT Openworld,” BT’s high-speed internet service and broadband portal based on ADSL technology, operates at speeds comparable to those of Telewest’s 512Kb blueyonder broadband service. In July 2003, BT announced a one-month free broadband line rental offer available from July 1 to September 30, 2003.

On August 29, 2003, BT announced a range of price cuts across its business services portfolio. The new fees were applied to all new customers and existing users on a pro rata basis from September 1. Customers’ quarterly bills will be adjusted accordingly.

In October 2002, BT and BSkyB announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This may adversely affect Telewest’s efforts to win over BSkyB customers through its ability to offer integrated digital television and broadband packages and could adversely affect Telewest’s financial condition and results of operations.

Oftel has mandated that BT offer wholesale access to any high-bandwidth product that it makes available, such as ADSL, and allow unbundled access to its local access loops to those internet service providers that wish to install their own broadband equipment at BT’s local exchanges. As a result, several companies have launched competing ADSL-based high-speed internet services, some of which operate at speeds equal to or in excess of Telewest’s 512Kb, 1Mb and 2Mb services. The regulation of BT’s wholesale broadband services and unbundled local loop has an effect on Telewest’s retail broadband services. For example, on July 21, 2003, Oftel ordered BT to reduce its charges for wholesale unmetered internet access by 17%, backdated to June 2002.

Telewest does not currently provide its blueyonder internet services on a wholesale basis, but it may do so in the future. In particular, the proposals for regulatory obligations on BT to provide wholesale broadband access may be extended to Telewest. NTL announced on December 5, 2002, that it had agreed with AOL Broadband, the broadband division of Time Warner, to deliver AOL’s broadband service on NTL’s cable network.

Content

Flextech (Telewest’s content division) supplies basic television programming to the UK multi-channel television market and depends largely on subscription and advertising revenues from that television programming.

Flextech’s television programming competes with other broadcasters and may lose audience share, as a result of which its contracts with platform owners (which currently cover all UK digital and analog platforms) may not be renewed or may be renewed on less favorable subscription terms, and its advertising revenues may, as a result, decrease. Economic and market factors may also adversely influence subscription and advertising revenues apart from individual channel performance.

Flextech competes for program rights with broadcasters transmitting similar competitor channels to those owned by Flextech and those in which it has an interest by virtue of UKTV, Flextech’s joint venture with BBC Worldwide. As a result of this competition for a limited number of well-known program rights, it is possible that the price of these program rights could substantially increase, thereby limiting Flextech’s ability to purchase that programming for transmission on its channels and those of UKTV, or adversely affecting the profitability of its channels.

On October 11, 2002, Carlton Communications plc and Granada plc announced their intention to merge. The proposed merger was subject to a second-phase investigation by the UK Competition Commission. The Secretary of State accepted the Competition Commission’s report and recommendations in full, clearing the merger on October 7, 2003, subject to behavioral remedies which give advertisers, among other things, the option to renew the terms of their 2003 contracts with Granada and/or Carlton without change.

Telewest cannot predict the effect that the merger of Carlton and Granada will have on the business of Flextech and UKTV. It is possible that, by combining, Carlton and Granada will be able to defend or increase their share of the UK television advertising market through “air-time bundling” contracts and pricing practices that may adversely affect the business, results of operations and financial condition of Flextech and UKTV.

Other Broadband Services

A condition has been added to BT’s license that requires it to make its local access loops available as leased circuits to other public telecommunications operators on a wholesale basis, subject to any price regulation by the Office of Telecommunications. Operators are therefore able to upgrade BT’s local access loops to provide higher bandwidth capacity by using ADSL technology at BT’s local exchanges and at customers’ premises. In addition, BT has launched both retail and wholesale ADSL services. BT is also now supplying other operators with high-bandwidth capacity on a wholesale basis. There are currently a small number of service providers that operate types of pay-per-view interactive services on BT’s broadband network. ‘Broadband services’ have been defined by the UK Office of Telecommunications as services that deliver data at above 256 Kbps. On April 28, 2003, the UK Office of Telecommunications published a review of the wholesale broadband access market that states that, in February 2003, BT Wholesale had 57.3% (made up of 20 retail internet service providers) and Telewest had 24.2% of the broadband market measured by end user, making Telewest the largest retail broadband internet service provider in the United Kingdom. The availability of ADSL and other local loop broadband technologies will increase the availability of services that compete with Telewest’s analog and digital television services, its internet services and its interactive services, which may have a material adverse effect on Telewest. In October 2002, BSkyB and BT announced that BSkyB would sell BT broadband services on a promotional basis to BSkyB’s digital television customers. This offer is comprised of a discount to the standard BT broadband retail price plus an initial discount to the customer’s BSkyB bill. This bundled offering of digital television and high-speed broadband internet access may cause Telewest to lose customers which could have a material adverse effect on Telewest’s business, operating results and financial condition.

Regulatory Matters

Overview

Telewest’s principal business activities are regulated and supervised by various governmental bodies in the United Kingdom and by the regulatory initiatives of the European Commission. The principal regulators of the UK cable television and telephony industry are the Independent Television Commission, the Director General of Telecommunications (supported by the Office of Telecommunications), the Office of Fair Trading, the Department of Trade and Industry, and the Department of Culture, Media and Sport.

In March 2002, the Office of Communications Act 2002 was enacted, which provided for the establishment of the Office of Communications. The Office of Communications’ initial function is to facilitate, in conjunction with the existing regulators, the implementation of proposals concerning the substantive reform of communications regulation in the United Kingdom. The Communications Act 2003 was enacted on June 17, 2003. Once fully in force (which is expected to be in December 2003) this legislation will transfer the regulatory functions of the Director General of Telecommunications/the Office of telecommunications, the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency (an executive agency of the Department of Trade and Industry) to the Office of Communications.

UK Regulatory Authorities

The Independent Television Commission

The Independent Television Commission licenses and regulates the provision of commercial television broadcasting under the Broadcasting Acts of 1990 and 1996. Its functions are, among other things, to grant licenses for television broadcasting activities (including cable television licenses) and to regulate the commercial television sector by issuing codes on programming, advertising and sponsorship, monitoring programming content and enforcing compliance with the Broadcasting Acts and license conditions. The Independent Television Commission has the power to vary licenses, impose fines and revoke licenses in the event of a breach of license conditions. It also enforces ownership restrictions on those who hold or may hold an interest in licenses issued under the Broadcasting Act 1990, and is overseeing the introduction of digital television in the United Kingdom.

The Office of Telecommunications

The position of Director General of Telecommunications was established under the Telecommunications Act. The Director General of Telecommunications’ work is supported by dedicated staff at the Office of Telecommunications. The Director General of Telecommunications is an independent, non-ministerial regulator. The functions of the Director General of Telecommunications/the Office of Telecommunications include the issuance of market review statements and notifications pursuant to the new Electronic Communications EU Directives (see “—European Directives,” below) and the Communications Act 2003, imposing regulatory conditions on specific providers, and the monitoring and extension of those conditions as necessary, advising the Secretary of State for Trade and Industry on telecommunications issues, investigating complaints and exercising concurrent jurisdiction with the Office of Fair Trading under the Competition Act 1998 in respect of telecommunications markets. In exercising his functions, the Director General of Telecommunications has duties to promote the interests of consumers and to maintain and promote effective competition.

The Office of Fair Trading

Under the Competition Act 1998, the Director General of Telecommunications and the Office of Fair Trading share concurrent responsibility for enforcing UK competition law in the telecommunications sector in respect of anti-competitive agreements and abuses of a dominant market position. The Office of Telecommunications and the Office of Fair Trading have issued a joint guideline (“The Application of the Competition Act in the Telecommunications Sector”) explaining how this concurrent jurisdiction is exercised. That guideline explains how the Competition Act 1998 is enforced in the telecommunications sector, and the relationship between the Competition Act 1998 and the Telecommunications Act.

The Enterprise Act 2002, which was enacted on November 7, 2002 and entered into force in 2003, established the Office of Fair Trading as a corporate body headed by a chairman, replacing the previous office of the Director General of Fair Trading.

The Department of Trade and Industry

Under the Telecommunications Act, the Secretary of State for Trade and Industry is primarily responsible for overseeing telecommunications policy, such as implementing EU Directives, after consultation with the Director General of Telecommunications. In practice, however, it is the Department of Trade and Industry, as the relevant government department, that fulfills these functions.

Department of Culture, Media and Sport

The Department of Culture, Media and Sport is responsible for, among other things, determining the principles of broadcasting and media ownership policy.

Cable Television Regulation

Cable Television and Satellite Television Licenses

Telewest has a non-exclusive national broadcast license that allows it to distribute television services throughout the United Kingdom. Telewest also holds three licensable program service licenses that enable it to produce local programming, including local advertisements.

The television channels provided by Flextech are also regulated under the Broadcasting Acts of 1990 and 1996. Flextech provides all of its television channels by telecommunications satellite and by licensable telecommunications networks. Each television channel provided by satellite has its own satellite television service, or STS, license granted by the Independent Television Commission. These satellite television licenses are granted on demand, subject to certain restrictions set out in the Broadcasting Act 1990. STS licenses are issued for a period of ten years. There are no prohibitions on re-applying for a new license once the old license has expired. There are no positive program obligations in terms of quality or diversity, but it is a condition of each license that the licensed service conforms to the consumer protection requirements and provisions of the Independent Television Commission codes on programming, advertising, sponsorship and advertising breaks.

The Independent Television Commission has a duty to ensure fair and effective competition in the provision of licensed services and services connected with them. Licenses issued by the Independent Television Commission have conditions, which prohibit practices or arrangements prejudicial to competition.

The Independent Television Commission has the power to vary the terms of STS licenses but only after the licensee has been given a reasonable opportunity of making representations about any proposed variation and, where the proposal is to vary the license period, only where the licensee has consented to that variation.

Holders of satellite and cable television licenses are required to pay an annual license fee. The fees of the satellite licenses are related to the scale, scope and revenue-earning capacity of each television service and are based upon revenues from advertising, sponsorship and subscriptions. The current tariffs range from 0.0055% to 0.1810% of revenues (with a minimum fee of £500) and can be amended by the Independent Television Commission. The fee for the national cable television (local delivery service) license is related to the number of homes passed.

Revocation of Cable Television Licenses and Satellite Television Licenses

The Independent Television Commission is empowered to revoke cable television licenses and satellite television licenses where the licensee fails to comply with its conditions or a direction from the Independent Television Commission, in some circumstances on a change of control of a licensee, and to enforce ownership restrictions in the applicable broadcasting law.

Cable television licenses and satellite television licenses are transferable only with the prior written consent of the Independent Television Commission.

Ownership Restrictions

The Independent Television Commission has a general duty to ensure that cable television licenses and satellite television licenses are held by “fit and proper” persons. The Broadcasting Act 1990, as amended, also contains specific restrictions on the types of entities that may hold cable television licenses and satellite television licenses or interests therein or control the holders of those licenses.

The Communications Act 2003 will, once the relevant provisions come into force (which is anticipated to be in December 2003), remove foreign ownership restrictions in the UK media market.

Price Regulation of Cable Television

Cable television pricing in the United Kingdom is not subject to retail pricing restrictions, including price limitations, rate of return assumptions or similar mechanisms of the kind imposed under US cable regulations. The Independent Television Commission does not have the power to impose price regulation. However, all pay-television services are subject to a “fair and effective competition” condition found in each license issued by the Independent Television Commission and the application of general competition law and, at the wholesale and retail levels, examination by the Office of Fair Trading. In particular, BSkyB as a wholesale supplier of premium channels has been investigated by the Office of Fair Trading to determine whether its wholesale pricing practices infringed the Chapter II prohibition of the Competition Act 1998.

In January 2000, the Office of Fair Trading launched a competition review of BSkyB’s supply of premium movies and sports channels on a wholesale basis to Telewest and its pay-television competitors. On December 17, 2002, the Office of Fair Trading announced that BSkyB had been found to occupy a dominant position in the market for the wholesale supply of premium sports and films channels, but that BSkyB had not been found to have abused that dominant market position in violation of Chapter II of the Competition Act 1998. The Office of Fair Trading concluded that:

•	there were insufficient grounds to conclude that BSkyB had exerted an anti-competitive “margin squeeze” against Telewest and its UK pay-television competitors by setting its wholesale prices for premium channels at a level that would prevent other distributors with the same efficiency as BSkyB from making a profit. The investigation found, however, that BSkyB’s behavior was “borderline” in this respect;

•	there were insufficient grounds for a finding that BSkyB had committed an infringement through its “mixed bundling” (i.e., offering packages of channels at a discount to the aggregate individual prices of the channels) by anti-competitively offering discounts on additional premium channels taken by subscribers, restricting the entry of new channels into the market; and

•	the discounts offered by BSkyB to distributors of its premium channels did not restrict entry into channel supply and were not, therefore, anti-competitive.

Following the Office of Fair Trading ruling, Telewest entered into negotiations regarding a new commercial agreement with BSkyB for the provision of premium channels. Telewest has now reached a provisional non-binding agreement with BSkyB, but a final agreement is conditional on detailed documentation and the approval of the UK Office of Telecommunications. NTL and the administrators of ITV Digital both asked the Office of Fair Trading to re-consider the ruling made regarding the wholesale provision by BSkyB of premium channels and content. In August 2003, the Office of Fair Trading rejected this request.

Regulation of Digital Broadcasting

The Independent Television Commission and Digital Broadcasting

As well as establishing the Independent Television Commission’s role in licensing and regulating commercial broadcast television services, the Broadcasting Act 1996 introduced provisions for the licensing of digital terrestrial broadcasting (currently provided by Freeview (see “—Competition — Cable Television — Digital Television Services”)), which Telewest believes will increase competition for the cable television service provided by Telewest’s operating companies.

Inter-operability

Telewest currently complies with mandatory Independent Television Commission and European standards for digital television transmission, but it cannot assure you that its digital television systems will not be adversely affected by future European Directives or Independent Television Commission requirements on uniform standards.

In December 2001, the European Parliament and the European Council adopted a new Framework Directive, which included an obligation on the Member States, including the United Kingdom, to encourage the use of standards and/or specifications identified by the European Commission needed to encourage the harmonized provision of electronic communications networks and services and associated facilities. The scope of the obligation may extend to inter-operability within the digital television services market, including the area of open standards and applications programming interfaces, and, in particular, digital video broadcasting on a multi-media highway platform which relates to the applications programming interfaces used in digital television apparatus and infrastructure supporting the same. The European Commission has already stated that digital video broadcasting on a multi-media highway platform will be included in the list of standards to be published under the Framework Directive. While Telewest’s digital apparatus and network are not currently compliant with the digital video broadcasting on a multi-media highway platform standard, compliance with those standards is not currently compulsory at either the UK or European level. However, the European Commission has the right under the Framework Directive to make the list of standards compulsory where it has not been adequately implemented and the list of standards is necessary to ensure inter-operability and freedom of choice for users. The European Commission will be consulting on the status of digital inter-operability in 2004, with a view to considering whether any standards in this area should become mandatory.

UK Telecommunications Regulation

UK Telecommunications Act Licenses

A Telecommunications Act license authorizes a cable operator to operate in the UK and, if Telecommunications Code powers are attached to the license, install the physical network used to provide cable television and telecommunications services in the area to which the license relates. It also authorizes the operator to connect its system to other UK telecommunications systems.

All existing Telecommunications Act licenses were revoked on July 25, 2003 in accordance with the EU Communications Directive. Licenses granted pursuant to the Telecommunications Act were replaced as of that date by a general authorization regime that requires advance notification, the payment of an administration charge and adherence to certain general and specific conditions that replace the obligations in the previous licenses. Under this regime any company can, in principle, operate or provide communications services.

Under the general authorizations regime, Telewest is subject to various conditions and regulations including the provision of emergency services (the UK equivalent of 911 services in the United States). The conditions also contain a number of detailed provisions relating to the technical aspects of the Telewest system (for example, numbering, metering and the use of technical interfaces) and the manner in which Telewest conducts its business. Telewest is also subject to the Competition Act 1998 and various terms reflecting the provisions of the European Directive on Access to and Interconnection of Electronic Communications Networks and Services (described below). Telewest is also required to comply with certain codes of practice and to provide information that the Director General of Telecommunications may require to carry out his statutory functions. Furthermore, Telewest has an obligation to provide number portability.

The fees payable to the Office of Telecommunications and, imminently, the Office of Communications, are annual fees based and are calculated on a proportion of the costs of the Director General of Telecommunications and/or the Office of Communications in exercising his and/or their duties under the Communications Act. Telecommunications operators such as Telewest must now pay annual fees based on total turnover. If the costs of the Director General of Telecommunications are estimated to be greater than all the fees collected, an extra fee may be levied on all operators. The total fee must not exceed 0.08% of the annual UK turnover of the business attributable to authorized activities.

Service Obligations

A cable operator has no obligation under its various authorizations to provide voice telephony services. Obligations concerning interconnection and price publication may be triggered at any point for the former and for the latter if it is deemed to have “significant market power” and/or is deemed to have “dominance.” Telewest has not received any directions from the Office of Telecommunications stating that Telewest is considered to have significant market power or dominance, except in the area of wholesale call termination.

General Authorizations

The general authorizations that Telewest operates under provide various rights and obligations with respect to installing and maintaining equipment such as ducts, cables and cabinets on public or private land, including the installation of equipment on public highways. Cable operators also have the benefit of the New Roads and Street Works Act 1991, which provides them with the same rights and responsibilities with respect to construction on public highways as other public utilities. The UK government is considering changes to the legislation that surrounds street works activities and equipment. Those changes may have an adverse effect on Telewest.

European Directives

The United Kingdom is a Member State of the European Union. As such, it is required to enact national legislation, that implements EU Directives. As a result, Telewest is subject to regulation initiated at the EU level.

A series of recent Directives have revised the regulatory regime concerning communications services across the European Union. They include the following:

•	Directive 02/21/EC for a New Regulatory Framework for Electronic Communications Networks and Services (referred to as the Framework Directive);

•	Directive 02/20/EC on the Authorization of Electronic Communications Networks and Services;

•	Directive 02/19/EC on Access to and Interconnection of Electronic Communications Networks and Services (referred to as the Access Directive); and

•	Directive 02/22/EC on Universal Services and Users’ Rights relating to Electronic Networks and Services (referred to as the Universal Services Directive).

These new Directives have been implemented in the United Kingdom as of July 25, 2003, primarily by the Communications Act 2003. As part of the implementation of the new Directives, the UK Office of Telecommunications has, among other reviews and consultations, undertaken:

•	in relation to the Access Directive, a review of various communications markets in order to establish which operators in the United Kingdom have significant market power and should be subject to specific access regulation. So far, Telewest has been deemed to have significant market power only in the fixed call termination market, along with all other UK operators. Telewest’s call termination rates are therefore subject to regulation regarding the obligation to negotiate and offer interconnection as well as to base any associated rates on reasonable costs;

•	a consultation regarding the award of code powers under the new authorization regime; and

•	a consultation regarding metering and billing.

On August 26, 2003, the Office of Telecommunications issued its initial notifications to the European Commission on proposed regulations as required under the Access Directive and Universal Service Directive. The key measures proposed to be introduced include, among others, a reduction in regulation in wholesale international call routes, a reduction in regulation in wholesale unmetered internet termination, the maintenance of price controls in retail markets to ensure the lowest-spending consumers remain protected as competition develops and the maintenance of regulation to allow other operators to compete in retail calls markets through carrier pre-selection, indirect access and a new wholesale line rental product.

Telewest does not expect any material changes to its operations as a result of the implementation of the new Directives and the Communications Act 2003. Indeed, in some areas, the implementation of the new legislation is expected to reduce the regulation of its operations.

Liberalization of Directory Enquiry Services

In September 2001, the Director General of Telecommunications announced that he intended to liberalize the provision of directory enquiry services, specifically in relation to access to directory enquiry services by BT’s customers. The new directory enquiry service regime was launched on BT and other networks on December 10, 2002. This consisted of service providers using “118” services. The legacy directory enquiry service (192) was switched off in August 2003. Apart from offering its own 118 services, Telewest has also agreed with two third-party providers (The Number and Conduit) to provide directory enquiry services to customers on Telewest’s network.

Calls to Mobiles

Following a consultation in September 2001, the Office of Telecommunications announced that it intended to impose a price cap of the retail price index less 12% on the interconnection/call termination rates of the UK mobile networks. This decision was rejected by all four mobile operators and referred to the Competition Commission in January 2002. In January 2003, the Competition Commission concluded that the termination charges of the four mobile operators operated against the public interest and were 30-40% above a fair charge. It recommended that each mobile network operator be required to reduce its level of total termination charge by 15% in real terms by July 25, 2003. The Competition Commission also recommended that O2’s and Vodafone’s charges should be subject to a further reduction of 15% less any increase in the UK retail price index between July 25, 2003 and March 31, 2004 and for each of the two subsequent financial years, and that Orange’s and T-Mobile’s charges should be reduced by 14% less any increase in the UK retail price index in each of these subsequent two time periods.

As stated above, the Director General of Telecommunications and the Office of Telecommunications accepted the Competition Commission’s conclusion of a one-off reduction of 15% by July 2003. The Competition Commission’s report and the UK Office of Telecommunications’ proposed implementation of its conclusions was the subject of judicial review proceedings brought by Vodafone, T-Mobile and Orange. The High Court ruled that the determination of the Office of Telecommunications and the Competition Commission’s decisions be upheld. The mobile operators listed above were given leave to appeal this decision but chose not to. On July 25, 2003, all of the mobile operators in the United Kingdom, excluding “3,” reduced their call termination payments by the required average of 15%. The Office of Telecommunications has issued a set of proposals for the implementation of further call termination price cuts. These are currently the subject of consultation. It is anticipated that the Office of Telecommunications’ intention that the initial tranche of these further reductions be implemented by March 31, 2004 will be achieved. These reductions are again in the order of approximately 15% on a weighted average basis.

Mobile interconnection costs are significant to Telewest’s business. Telewest will explore options to provide new telephone packages in the light of any changes to the charges it incurs in respect of interconnection/call termination rates that are imposed on the mobile networks.

Telewest’s Call Termination and Origination Rates

Following a dispute with BT over the level of Telewest’s call termination charges, in March 2002, the Office of Telecommunications initially ruled in Telewest’s favor on the level of charges Telewest levies on BT for terminating calls on its network. These charges are levied on a pence-per-minute basis and are a revenue stream for Telewest. However, Telewest and BT have entered a second stage of dispute in this area, and the issue has been referred to the Office of Telecommunications.

In addition, the Office of Telecommunications determined in August 2002 that Telewest could set its own call origination rate for non-geographic calls (such as 0800 numbers). Telewest is currently in negotiations with BT in order to implement this determination.

Telewest is currently negotiating with BT with regard to both the call termination and number translation service call origination rates that will be relevant to Telewest.

Environmental Regulations and Equipment

Telewest is subject to environmental regulations and legislation with respect to energy, emissions and waste in the ordinary course of its business.

Telewest is committed to developing and maintaining good environmental standards across all facets of its business. Telewest’s Environmental Management Committee, which was established in late 2001, meets on a regular basis and is responsible for monitoring Telewest’s environmental performance and for setting targets for improvement.

The committee’s primary objective is to rationalize Telewest’s data gathering methods across the group. As a business, Telewest is targeting a reduction in its overall adverse environmental impacts through 2003 in line with its corporate restructuring program. Specifically, fewer staff, fewer buildings, reduced fault rates favorably impacting the number of engineer call-outs, web-based self-service ordering and exciting new product innovations such as “self-install” broadband internet will all positively drive Telewest’s environmental performance.

The costs associated with complying with environmental regulations and legislation are not material to Telewest’s business.

Legal Proceedings

Other than as set forth below, neither Telewest nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them that may have, or have had during the past twelve months, a significant effect on Telewest’s and its subsidiaries’ financial position.

VAT Dispute

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003, which resulted in the provision of £16 million against revenue in Telewest’s consolidated financial statements. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Telewest’s magazines have since ceased publication. Therefore, the exceptional item represents the full extent of Telewest’s VAT liability in respect of its magazine operations. The VAT tribunal held that Telewest’s arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by Telewest were held to be insufficient to make the arrangements effective. Telewest has appealed this decision and the appeal was heard in the High Court between November 4 and November 10, 2003 and the decision is expected in early 2004. Based upon legal advice, the Telewest directors believe that there is a reasonable prospect of successfully appealing the ruling.

Foreign Exchange Contracts Dispute

On October 29, 2002, following non-payment of Telewest’s obligations under certain foreign exchange contracts, Credit Agricole Indosuez presented a winding-up petition against Telewest (in respect of a debt of approximately £10.5 million). On or about October 31, 2002, The Royal Bank of Scotland plc served a notice in support of the petition. At the initial hearing of the petition, it was adjourned until January 29, 2003, when it was adjourned further. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. The winding-up petition has not yet been listed for hearing, and as far as Telewest is aware Credit Agricole Indosuez has not taken any further steps to list it. Telewest has obtained several orders under Section 127 of the UK Insolvency Act 1986, to enable it to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the presentation of the winding-up petition.

Telewest intends to enter into a settlement agreement with Credit Agricole Indosuez whereby Credit Agricole Indosuez will apply to the High Court of England and Wales following the sanction of the Telewest scheme by the High Court for the withdrawal of the winding-up petition which it presented on October 29, 2002 in respect of Telewest. Telewest has agreed in principle to the terms of a settlement with The Royal Bank of Scotland plc pursuant to which The Royal Bank of Scotland will withdraw its support for the winding-up petition presented by Credit Agricole Indosuez. As a result of the release agreement expected to be signed by W.R. Huff, The Huff Alternative Fund LP is expected to consent to the withdrawal or dismissal of the winding-up petition presented by Credit Agricole Indosuez. The release agreement is described in more detail under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Release Agreement.” The settlement agreement is described in more detail under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Settlement with Swap Counterparties.”

Eximius Litigation

On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd., or Eximius, against Telewest to recover the principal and interest and other payments due in respect of certain of Telewest’s notes. Telewest has been informed that W.R. Huff Asset Management Co., L.L.C., referred to herein as W.R. Huff, is an adviser to Eximius, but that Eximius is not a member of the same group of companies as W.R. Huff. Telewest moved to dismiss Eximius’ complaint principally on the grounds that, under the terms of the indentures governing the notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the September 12 term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. Despite the request of the parties, the Court did not endorse the Stipulation. In a decision dated October 24, 2003, the Court granted Telewest’s motion and dismissed Eximius’ complaint without prejudice.

On May 12, 2003, process was filed in the Supreme Court of New York in relation to a further action brought by Eximius against, among others, Telewest, Liberty Media, Telewest’s directors and certain of its former directors (collectively, the Defendants) in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to the Financial Restructuring. The Defendants have moved to dismiss Eximius’ complaint on numerous grounds including that (i) New York is not the proper forum to adjudicate Eximius’ claims, (ii) Eximius lacks standing to bring the alleged claims, and (iii) Eximius’ claims are not ripe for adjudication. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. The action is currently stayed.

On or about June 12, 2003, the United States District Court for the Southern District of New York allowed Eximius and certain other holders of Telewest’s notes to amend a complaint originally filed against, among others, Liberty Media relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of Telewest’s notes. The amended complaint adds Eximius, WRH High Yield Partners, L.P. (a wholly owned subsidiary of W.R. Huff) and Qwest Occupational Health Trust as plaintiffs, and Telewest and its directors and certain former directors as defendants. The amended complaint alleges that the defendants violated Section 10(b) of the United States Securities Exchange Act of 1934 in connection with certain statements concerning Telewest in 2001 and early 2002. On July 11, 2003, the plaintiffs filed a motion for a preliminary injunction seeking to enjoin defendant Liberty from voting certain of Telewest’s notes in the Financial Restructuring. On July 14, 2003, the Court held a hearing on the plaintiffs’ preliminary injunction motion. The Court has not ruled on that motion. On September 12, 2003, the parties entered into a Stipulation agreeing to stay the action pending consummation of the transactions and events contemplated by the term sheet, and to dismiss the action with prejudice when the transactions contemplated by the term sheet are consummated in accordance with the term sheet. On September 19, 2003, the Court endorsed the Stipulation and the action is currently stayed.

The claimants under the actions under this heading entitled “—Eximius Litigation” are expected to enter into a release agreement to release Telewest, its directors and certain former directors and Liberty Media from all claims arising out of, relating to or in connection with Telewest or any of its shares, debentures or derivative agreements. See “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements—Plaintiffs’ Release Agreement.”

Property, Plant and Equipment

Telewest’s headquarters are located in Woking, Surrey. Telewest also utilizes numerous offices, technical facilities, warehouses and customer service centers in its franchise areas. As of October 31, 2003, Telewest owned and leased an aggregate of approximately 1,809,000 square feet (approximately 1,587,000 square feet of which was owned or occupied pursuant to long-term leases, and approximately 222,000 square feet of which was otherwise leased). In November 2002, a property rationalization program was commenced following a reduction in headcount during that year. Telewest continues to reassess the square footage that it currently occupies. Twelve properties have been closed and ten have been disposed of or surrendered since December 31, 2002. Telewest believes that its current properties are adequate for its current needs and additional space can be obtained on reasonable terms to accommodate future growth, if needed.

Details of Telewest’s principal premises, all of which are located in the United Kingdom, are summarized below:

•    Freehold Properties, all of which are used in connection with Telewest’s cable segment.

Location	Current Use

Knowsley, Merseyside	Group data center, digital headend, technical center and call center
Almondsbury, Bristol	Office and technical facility
Staverton, Cheltenham	Offices, stores and technical facility
Croydon, Surrey	Offices and technical facilities

•    Leasehold Properties, all of which are used in connection with Telewest’s cable segment, except the Great Portland Street and Stephen Street offices in London, which are also used in the content segment.

Location	Current Use

Edinburgh	Call center and technical facility
Basildon	Call center, offices and technical facility
London – Stephen Street	Offices
Sheffield	Call center
London – Great Portland Street	Offices
Liverpool – Albert Dock	Call center
Woking, Surrey	Corporate headquarters
Liverpool – Century Buildings	Office and technical facility
Gateshead	Call center offices and technical facility
Plymouth	Office, call center and technical facility
Birmingham – CablePhone House	Office
Dudley	Call center
Birmingham – Mailbox	Call center

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

New Telewest’s common stock is expected to trade on the Nasdaq National Market under the symbol “        .” There has not been any previous public trading market for the shares of New Telewest common stock.

The ordinary shares of Telewest have historically traded on the London Stock Exchange under the symbol “TWT” and its ADSs have traded on the Nasdaq National Market under the symbol “TWSTY.” The following table shows the range of high and low sales prices reported on the London Stock Exchange and the Nasdaq National Market for the periods indicated.

	Telewest Shares(1)		Telewest ADSs(2)
	High	Low	High	Low
Year ended December 31, 2001:
First Quarter	161.0 pence	100.8 pence	$470.00	$295.00
Second Quarter	139.0 pence	83.5 pence	$408.00	$233.00
Third Quarter	93.3 pence	23.0 pence	$262.80	$70.00
Fourth Quarter	81.5 pence	28.0 pence	$220.60	$77.00
Year ended December 31, 2002:
First Quarter	67.5 pence	11.3 pence	$195.00	$37.00
Second Quarter	13.5 pence	2.4 pence	$40.80	$7.00
Third Quarter	3.0 pence	0.8 pence	$10.40	$2.60
Fourth Quarter	3.6 pence	1.0 pence	$10.50	$3.05
Year ended December 31, 2003:
First Quarter	3.0 pence	2.0 pence	$8.60	$6.34
Second Quarter	2.4 pence	1.5 pence	$8.00	$5.36
Third Quarter	3.1 pence	1.5 pence	$9.60	$4.60
Fourth Quarter (through November 24, 2003)	2.2 pence	1.9 pence	$7.75	$6.03

(1)	The middle-market quotations provided for the Telewest ordinary shares are derived from the Daily Official List of the London Stock Exchange.
(2)	Telewest ADSs are evidenced by ADRs issued by The Bank of New York, as the depositary, under an amended and restated deposit agreement, dated as of November 30, 1994 (as amended as of October 2, 1995 and September 20, 2002), among Telewest, the Bank of New York and all holders and beneficial owners of ADRs issued thereunder. The prices set out for the Telewest ADSs are provided by Nasdaq. From the time of Telewest’s initial public offering until September 30, 2002 each ADS represented 10 ordinary shares. From October 1, 2002, each ADS represented 200 ordinary shares, as a result of Nasdaq’s listing requirements for each ADS to trade at $1.00 or more. The prices provided for the Telewest ADSs for periods before October 1, 2002 have been adjusted to reflect the current 200 to 1 ratio.

You are advised to obtain current market quotations for Telewest ordinary shares and ADSs. Telewest cannot assure you as to the market prices of Telewest ordinary shares or ADSs at any time after the date of this shareholders’ circular and prospectus.

As of November 18, 2003, there were 44,770 holders of record of Telewest ordinary shares and 8 holders of Telewest ADSs. Historically, Telewest has not declared or paid cash dividends on its ordinary shares. New Telewest does not intend to pay dividends on its common stock in the foreseeable future.

MANAGEMENT

Directors and Executive Officers of New Telewest

The following tables contain information regarding New Telewest’s directors and executive officers:

Board of Directors

Name	Age	Position with New Telewest
Barry Elson	62	Director and Chairman of the Board
Charles Burdick	52	Director, President and Chief Executive Officer
William Connors	33	Director
John H. Duerden	63	Director
Marnie S. Gordon	38	Director
Donald S. LaVigne	37	Director
Michael McGuiness	39	Director
Rene Schuster	42	Director
Steven R. Skinner	61	Director

Barry R. Elson. Mr. Elson has been a senior executive in the broadband-telephony-video industry for 18 years, almost 14 of those with Cox Communications in Atlanta where he rose through a series of senior line operating positions to be Executive Vice President of Operations with a company-wide $1.4 billion P&L responsibility. From 1997-2000, he was President of Conectiv Enterprises and corporate Executive Vice President of Conectiv, a diversifying $4.2 billion energy company in the Middle Atlantic States. Most recently, he was Chief Operating Officer of Urban Media, a Silicon Valley, venture capital backed building centric CLEC start up with nationwide operations, and President of Pilot Associates, a management consulting/coaching firm specializing in the broadband-telephony-video industry for Wall Street clients.

Charles Burdick. Mr. Burdick was appointed President and Chief Executive Officer of New Telewest on November 26, 2003, and has served as Managing Director of Telewest since July 2002. Prior to that, Mr. Burdick served as Group Finance Director of Telewest from February 1997 to July 2002. From September 1996 to February 1997, Mr. Burdick served as acting Group Finance Director of Telewest. From 1990 to September 1996, Mr. Burdick was Vice President of Finance and Assistant Treasurer of MediaOne. Prior to joining MediaOne, Mr. Burdick worked in treasury and corporate development positions at, among others, Time Warner Inc. and Carnation International.

William Connors. Mr. Connors is a Portfolio Manager for W.R. Huff Asset Management Co., LLC and Chief Investment Officer of WRH Global Securities, LP. He has worked with W.R. Huff Asset Management since 1992. Mr. Connors serves on the Board of Directors of ICG Communications, Inc. and Impsat Fiber Networks S.A. He is a Chartered Financial Analyst.

John H. Duerden. Mr. Duerden has been the Chief Operating Officer, Development Division of Invensys plc, a UK production technology company, since September 2002. From May 2001 through September 2002, Mr. Duerden was Chief Executive Officer of Xerox Engineering Systems, Inc., a wholly-owned subsidiary of Xerox Corporation. From September 2000 through January 2001, Mr. Duerden was briefly Chief Executive Officer and Managing Director of Lernout & Hauspie Speech Products, a speech and language solutions company. From August 1995 through May 2000, Mr. Duerden was Chairman, Chief Executive Officer and President of Dictaphone Corporation, a company that provides medical dictation systems communications recording and quality monitoring systems. From June 1990 through April 1995, Mr. Duerden was President and Chief Operations Officer of Reebok International, the athletic footwear and apparel company.

Marnie S. Gordon. Ms. Gordon has been a director of and chair of the Audit committee for Thermadyne Holdings Corporation, a manufacturer of cutting and welding products, since June 2003. From April 1998 through January 2001, Ms. Gordon was a director at Angelo, Gordon & Co., an investment management firm specializing in non-traditional assets. Ms. Gordon is a Chartered Financial Analyst.

Donald S. La Vigne. Since January 2001, Mr. La Vigne has been head of Private Equity for J. Rothschild Capital Management Ltd., an investment management company, and a subsidiary of RIT Capital Partners Plc. From January 2000 through July 2000, Mr. La Vigne was Executive Vice President—Strategy and Business Development for eMachines, Inc., a personal computer vendor. From January 1999 through January 2000,

Mr. La Vigne was Chief Executive Officer of FreePC, Inc., a personal computer company that subsequently merged with eMachines, Inc. From June 1997 through January 1999, Mr. La Vigne was President of Stanton Capital, LLC, a private investment management business. Mr. La Vigne is a Non-Executive Director of Coats Holdings Plc and Coats Ltd.

Michael McGuiness. Mr. McGuiness is a Portfolio Manager for W.R. Huff Asset Management Co., L.L.C., an investment adviser and private equity boutique, and a large independent manager in the High Yield market. Mr. McGuiness has worked for W.R. Huff Asset Management for nine years. Mr. McGuiness serves on the Board of Directors of Sirius Satellite Radio, Inc. Mr. McGuiness is a Chartered Financial Analyst.

Rene Schuster. Since May 2002, Mr. Schuster has been a Senior Vice President and General Manager of Hewlett Packard Corporation, a global provider of computing and imaging solutions and services. From July 2000 through May 2002, Mr. Schuster was Chief Executive Officer of Compaq Computer Ltd, UK and Ireland, the second largest division of Compaq Computer Corp., the global computer systems supplier. From 1996 through July 2000, Mr. Schuster was Chief Operating Officer/Senior Partner, Europe Middle East and Africa for KPMG Management Consulting, the business consulting practice of KPMG.

Steven R. Skinner. From March 1997 through June 2003, Mr. Skinner served as President and Chief Operating Officer and a director of Triton PCS, one of the leading wireless service carriers in the Southeast. Mr. Skinner is also a director of Lightship Telecom, an integrated communications provider serving New England. Mr. Skinner was also the co-founder of Triton PCS and prior to January 1997 until the company was sold in 2000, was the co-founder and vice chairman of the advisory board of Triton Cellular Partners L.P., a company that specialized in acquiring and managing rural cellular companies.

Executive Officers

Name	Age	Position with New Telewest
Charles Burdick	52	President and Chief Executive Officer
Stephen Cook	43	Vice President, Group Strategy Director and General Counsel
Neil Smith	38	Vice President and Chief Financial Officer

Charles Burdick. Mr. Burdick was appointed President and Chief Executive Officer of New Telewest on November 26, 2003, and has served as Managing Director of Telewest since July 2002. Prior to that, Mr. Burdick served as Group Finance Director of Telewest from February 1997 to July 2002. From September 1996 to February 1997, Mr. Burdick served as acting Group Finance Director of Telewest. From 1990 to September 1996, Mr. Burdick was Vice President of Finance and Assistant Treasurer of MediaOne. Prior to joining MediaOne, Mr. Burdick worked in treasury and corporate development positions at, among others, Time Warner Inc. and Carnation International.

Stephen Cook. Mr. Cook was appointed Vice President, Group Strategy Director and General Counsel of New Telewest on November 26, 2003 and has served as Group Strategy Director of Telewest since April 2000 following the completion of the merger with Flextech. Mr. Cook has also served as General Counsel of Telewest since August 2000. From October 1998 to April 2000, Mr. Cook served as General Counsel, Company Secretary and as an executive director of Flextech. Between April 1995 and October 1998, Mr. Cook was a partner with Wiggin and Co., Flextech’s principal legal advisers, and a non-executive director of SMG plc from March 2000 until November 2002. Mr. Cook was a partner at the law firm of McGrigor Donald from May 1993 until April 1995.

Neil Smith. Mr. Smith was appointed Vice President and Chief Financial Officer of New Telewest on November 26, 2003, and has served as Group Finance Director of Telewest since November 1, 2003. Prior to that, Mr. Smith served as Deputy Group Finance Director of Telewest from September 2002 to October 2003. Mr. Smith had previously served as Finance Director, Consumer Division of Telewest from November 2000 to September 2002, having joined Telewest as Group Financial Controller in July 2000. Prior to that, Mr. Smith was Deputy Finance Director at Somerfield plc, a UK based food retailer, where Mr. Smith worked in many corporate finance roles since 1994.

There are currently five members on the Telewest board of directors. When the Financial Restructuring is completed, it is anticipated that there will be nine members on the New Telewest board of directors. New Telewest’s board of directors will include only one director who is currently on the Telewest board of directors. The new board of directors may seek to expand the senior management team by hiring additional personnel.

Most of the New Telewest directors were designated by certain of the existing holders of Telewest’s notes and debentures. None of the existing holders of Telewest’s notes and debentures will have any further rights in respect of the election of directors or the appointment of executive officers of New Telewest when the Financial Restructuring is completed.

Committees of the Board of Directors of New Telewest

New Telewest’s board of directors will have an Audit Committee, Compensation Committee and Nominating Committee.

Audit Committee

The Audit Committee will operate under a charter adopted by New Telewest’s board of directors before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. The Audit Committee will be responsible for reviewing and monitoring New Telewest’s financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, receiving and reviewing audit reports submitted by New Telewest’s independent auditors and making recommendations to New Telewest’s board of directors as may seem appropriate to the Audit Committee to ensure that New Telewest’s interests are adequately protected, and reviewing and approving all related-party transactions and potential conflict of interest situations. In addition, the Audit Committee will, among other things, select the external auditors, review the independence of external auditors, monitor compliance with New Telewest’s internal controls and approve non-audit services performed by the external auditors.

The members of the Audit Committee will be selected before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. The Audit Committee members will be independent as required by the audit committee charter and the listing standards of the National Association of Securities Dealers, Inc.

Compensation Committee

The Compensation Committee will be responsible for administering New Telewest’s employee stock option plans and, in this capacity, approving all option grants to executive officers and management. The Compensation Committee will also make recommendations to New Telewest’s board of directors with respect to the compensation of the Chairman of the Board and the Chief Executive Officer and will approve the compensation paid to other senior executives.

The members of the Compensation Committee will be selected before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. All of the members of the Compensation Committee will be independent.

Nominating Committee

The Nominating Committee will establish and articulate the qualifications, desired background, and selection criteria for members of the board of directors of New Telewest in accordance with relevant rules and law and will be responsible for the evaluation and recommendation to New Telewest’s board of directors concerning the number and accountability of board committees, committee assignments and committee membership rotation practices. In addition, the Nominating Committee will make recommendations to New Telewest’s board of directors concerning all nominees for board membership, including the re-election of existing board members. The Nominating Committee will solicit input from the board of directors and conduct a review of the effectiveness of the operation of the New Telewest board and board committees, including reviewing governance and operating practices and the corporate governance guidelines for New Telewest’s board of directors.

The members of the Nominating Committee will be selected before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. All of the members of the Nominating Committee will be independent.

Compensation of New Telewest Directors

It is anticipated that all of New Telewest’s directors will be reimbursed for expenses incurred in connection with each board or committee meeting attended and that each non-employee director of New Telewest will receive a fee for each board meeting attended in person.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of New Telewest will consist of directors to be selected before the effective date of the registration statement of which this shareholders’ circular and prospectus is a part. The members of the Compensation Committee will not have been at any time during fiscal 2002, or at any other time, officers or employees of Telewest.

No executive officer of New Telewest, other than Charles Burdick, will serve as a member of New Telewest’s board of directors. No executive officer of New Telewest serves on the compensation committee of any entity that has one or more executive officers serving as a member of New Telewest’s board of directors or the Compensation Committee.

Indemnification of Officers and Directors of Telewest and New Telewest

Subject to restrictions imposed by law, Telewest directors are indemnified by Telewest against certain liabilities incurred by them in the execution of their duties and the exercise of their powers, authority and discretion. Telewest currently purchases and maintains, and following the effective date of the Telewest scheme, TCN will purchase and maintain, insurance that, subject to policy terms and limits of coverage, indemnifies present and former directors of Telewest and its subsidiaries, including New Telewest, against certain liabilities incurred by them as directors and officers.

New Telewest’s charter requires New Telewest to indemnify its current and former directors and officers against certain liabilities to the fullest extent permitted by law. New Telewest’s by-laws also provide that New Telewest may purchase and maintain insurance on behalf of any of its directors, officers or agents. New Telewest and TCN will also likely enter into indemnification agreements with their respective directors and officers. Telewest has agreed, through the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.

Executive Compensation

Summary Compensation Table

The following table sets forth the aggregate compensation paid by Telewest for the last three fiscal years to the Managing Director and the executive officers of Telewest, referred to as the Named Executive Officers, that have been appointed executive officers of New Telewest in connection with the Financial Restructuring.

	Annual Compensation				Long-Term Compensation
Name and Principal Position	Year	Salary (£000’s)	Bonus (£000’s)	Other Annual Compensation (£000’s)(1)	Restricted Share Awards (£000’s)(2)	Securities Underlying Options/ SARs (#)(3)	LTIP Payouts (£000’s)	All Other Compensation (£000’s)(4)
Charles Burdick	2002	400	160	76	–	–	–	15
(Managing Director)	2001	347	283	41	205	816,666	–	14
	2000	319	189	–	275	1,192,982	–	13

Stephen Cook	2002	350	140	84	–	–	–	–
(Group Strategy Director	2001	347	112	81	–	816,666	–	–
and General Counsel)	2000	239	195	55	–	1,414,485	–	–

Neil Smith(5)	2002	175	55	47	–	–	–	28
(Group Finance Director)	2001 2000	160 73	60 –	38 11	– 75	407,457 188,550	– –	20 7

(1)	The amounts of personal benefits for 2002 that represent more than 25% of Other Annual Compensation include: (i) a cash pension allowance in the amount of £70,000 for Mr. Cook, (ii) a cash pension supplement in the amount of £58,150 for Mr. Burdick and (iii) a relocation allowance in the amount of £19,524 and a cash pension supplement in the amount of £15,646 for Mr. Smith. For more information about the cash pension allowance and cash pension supplement, see “—Employment Contracts and Termination of Employment and Change-in-Control Arrangements.”

(2)	As of December 31, 2002, Mr. Burdick held an aggregate of 185,915 shares of restricted stock, having an aggregate value of £3,718 on that date. All of the shares will vest as a result of the Financial Restructuring. Telewest does not pay dividends to its shareholders.

(3)	Stock Appreciation Rights (SARs) are rights granted to an employee to receive a bonus equal to the appreciation in the value of the company’s stock for a predetermined number of shares over a specific period. None of the Named Executive Officers have been granted SARs.

(4)	All Other Compensation reflects contributions by Telewest up to the earnings cap to a personal pension arrangement for Mr. Burdick and Telewest’s contributory pension scheme for Mr. Smith.

(5)	Neil Smith commenced employment with Telewest in July 2000.

Option/Stock Appreciation Rights Grants in 2002

There were no stock option grants made to any of the Named Executive Officers during the year ended December 31, 2002.

Aggregated Option Exercises for 2002 and Year-End Option Values

The following table provides information concerning the exercises of options on Telewest’s ordinary shares during the year ended December 31, 2002 by the Named Executive Officers and the value of unexercised options on Telewest’s ordinary shares held by each of the Named Executive Officers as of December 31, 2002.

			Number of Securities Underlying Unexercised Options/SARs at Fiscal Year- End (#)		Value of Unexercised in-the- Money Options/SARs at Fiscal Year-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable	Unexercisable(1)	Exercisable	Unexercisable
Charles Burdick	–	–	–	2,837,676	0	0
Stephen Cook	–	–	–	2,231,151	0	0
Neil Smith	–	–	–	596,007	0	0

Note: (1)	Certain of the options included within the number disclosed have reached the vesting date of the grant. However, such options remain unexercisable due to the performance conditions applied to the options not being met.

Compensation and Employee Benefit Plans

The Telewest and Flextech Share and Option Schemes

If the Telewest scheme of arrangement is sanctioned by the High Court of England and Wales, holders of options granted under Telewest’s and Flextech’s share option plans will be entitled to exercise their options (and acquire Telewest shares) within the time periods specified in the rules of each scheme. These time periods range from a minimum of one month to a maximum of six months from the date that the Telewest scheme is sanctioned by the High Court of England and Wales or the date on which they are notified of that sanction. To the extent that holders of options granted under the Telewest Sharesave Scheme and the Flextech 1995 Sharesave Scheme wish to exercise their options, the number of Telewest shares available for subscription will be restricted to those which can be subscribed with the proceeds of their savings contract at the date of exercise. Options that are not exercised within the time periods specified in the relevant rules will lapse. All of the outstanding options have exercise prices that are currently higher than the market value of a Telewest share.

Share awards granted under the Telewest Share Schemes will vest and be released in full, except as described below, following the date on which holders of awards are notified that the Telewest scheme has been sanctioned by the High Court of England and Wales. The Telewest shares that will be used to satisfy these awards are currently held in the Telewest 1994 Employees’ Share Ownership Plan, or the Trust. Unless the trustee of the Trust determines otherwise, awards granted less than three years ago under the Telewest 1995 Restricted Share Scheme will vest pro rata to the number of whole calendar months completed since the date of grant as a proportion of thirty-six.

Holders of options granted under Telewest’s and Flextech’s share option plans who exercise their options and appear on the register of members of Telewest at the close of business on the last day of dealings in Telewest shares before the Telewest scheme becomes effective, and holders of share awards granted under Telewest Share Schemes to whom Telewest shares have been transferred from the Trust by that date, will receive New Telewest common stock in connection with the Telewest scheme, to the extent they are entitled to receive more than a fractional interest. Otherwise they will receive cash. To the extent that any Telewest shares remain in the Trust, the trustee will receive New Telewest common stock and/or cash which the trustee will hold on trust for the Trust beneficiaries, being the employees, and former employees, of Telewest. In accordance with the Trust deed, the trustee may pay or apply the income and capital of the assets held in the trust to, or for, the benefit of those beneficiaries in such shares and in such manner as the trustee, in its absolute discretion, thinks fit.

New Telewest Stock Option and Share Plans

After the Financial Restructuring, New Telewest plans to establish share and option plans pursuant to which senior management may be entitled to the grant of options or shares as a means to encourage senior management to remain with New Telewest and to align the interests of senior management with those of New Telewest’s stockholders.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Charles Burdick. Telewest Communications Group Limited entered into an employment agreement with Charles Burdick dated August 7, 1997. The employment agreement was amended effective as of September 1, 1998, and remains in effect unless terminated by either party giving the other party not less than twelve months’ notice. Telewest Communications Group Limited has the power to terminate the employment agreement with immediate effect by paying Mr. Burdick’s salary, any outstanding guaranteed bonus and a sum equal to the value to him of the other benefits to which he is entitled under the employment agreement. If notice is given by either party within the six months following the date of a change of control, the notice period shall be six months if given by Mr. Burdick to Telewest Communications Group Limited or twenty-four months if given by Telewest Communications Group Limited. Thereafter, the notice period reverts back to twelve months for either party. If Mr. Burdick gives notice between three and six months after the date of the change of control and he can demonstrate that there has been a material diminution in his responsibilities or if Telewest Communications Group Limited terminates the employment agreement without cause within six months following the date of the change of control, then he will be entitled to a lump-sum payment equal to twice his basic annual salary and the aggregate value of all of the other benefits to which he was entitled. This change of control provision is not triggered by the Financial Restructuring.

Mr. Burdick’s current basic annual salary is £500,000 per annum and he is entitled to (i) an annual bonus based on achievement of Telewest and personal objectives; (ii) company car or cash allowance in lieu thereof; (iii) private medical insurance (for himself and for his family); (iv) life assurance cover equal to four times his basic annual salary; and (v) income protection insurance. In addition, Mr. Burdick is entitled to reimbursement for (i) up to £5,000 per year for financial and tax advice and (ii) one round trip business class ticket between the United States and the United Kingdom for each of himself, his wife and his children below the age of eighteen. Pension contributions are made to a personal pension scheme of 15% of Mr. Burdick’s gross basic annual salary up to the earnings cap and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to a personal pension scheme). Mr. Burdick is eligible to participate in the Telewest Share Schemes.

Mr. Burdick, Telewest’s Group Managing Director, has agreed to continue in his current position through the completion of the Financial Restructuring and thereafter as Chief Executive Officer and a member of the board of directors of New Telewest at the pleasure of the New Telewest board of directors. In consideration for his agreement to continue on during this period, the Bondholder Committee and W.R. Huff, through counsel for the Bondholder Committee, have expressed their support for the proposal that:

•	upon his departure, and in lieu of any entitlements under his existing employment agreement in respect of termination of employment, Mr. Burdick would be entitled to receive a lump sum severance payment of £500,000;

•	he would be provided with medical benefits coverage for 12 months following termination of his employment (or cash in lieu thereof), subject to reduction to the extent he is provided with medical benefits by a subsequent employer during that period;

•	any bonus payable to him in respect of fiscal 2003 would be determined in good faith by the board of directors of New Telewest; and

•	from and after the six-month anniversary of the effective date of the schemes, if he requests to be released from his employment, the New Telewest board would not unreasonably refuse to release him promptly (in which case he would be entitled to receive £500,000 severance as contemplated above).

The parties believe that this arrangement should be implemented, to the extent necessary, by amending Mr. Burdick’s existing employment agreement.

Cob Stenham. New Telewest expects to enter into a consulting agreement with Cob Stenham, Chairman of Telewest, pursuant to which Mr. Stenham, as Chairman Emeritus of New Telewest, will agree to serve as a consultant and senior adviser to New Telewest and its board of directors.

Stephen Cook. Flextech plc entered into an employment agreement with Stephen Cook dated October 21, 1998. Stephen Cook’s employment agreement was subsequently transferred to Telewest Communications Group Limited on June 22, 2000. The employment agreement was amended on July 17, 2003, and remains in effect unless terminated by either party giving the other party not less than 12 months’ notice. However, Mr. Cook’s employment agreement can be terminated as a result of the Financial Restructuring. Under the employment agreement, Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days of the completion of the Financial Restructuring. If Mr. Cook were to terminate his employment agreement in this manner, he would be entitled to one year’s salary and benefits and a pro-rated proportion of any bonus payable for the financial year in which the termination occurs.

Mr. Cook’s current basic annual salary is £370,000 and he is entitled to a performance-based bonus at the sole discretion of the board, a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic salary and income protection insurance. A cash sum of 20% of Mr. Cook’s gross basic annual salary is paid to him to use for his personal pension arrangements (these payments are subject to a personal contribution of 4% of his gross basic annual salary to a personal pension scheme). Stephen Cook is eligible to participate in the Telewest Share Schemes.

Neil Smith. Telewest Communications Group Limited entered into an employment agreement with Neil Smith dated March 6, 2000. The employment agreement was amended on September 24, 2002 and August 25, 2003 and remains in effect unless terminated by Mr. Smith giving the employing company not less than 6 months’ notice and by the employing company giving Mr. Smith not less than 12 months’ notice.

Mr. Smith’s current basic annual salary is £250,000 and he is entitled to a company car or cash allowance in lieu thereof, private medical insurance (for himself and for his family), life assurance cover equal to four times his basic salary and income protection insurance. Pension contributions are made to a contributory pension scheme of 20% of his gross basic annual salary up to the earnings cap and an additional cash sum of 20% of his gross basic annual salary above the earnings cap is paid to him for his personal pension arrangements (these payments are subject to a personal contribution of 10% of his gross basic annual salary to the scheme). Mr. Smith is entitled to participate in the Telewest Share Schemes.

PRINCIPAL SHAREHOLDERS

Telewest

The following table sets forth certain information with respect to persons known to Telewest to be the beneficial owners, as at November 18, 2003, directly or indirectly, of 3% or more of the aggregate number of Telewest’s ordinary shares and limited voting shares. As far as Telewest is aware, unless otherwise discussed below, the persons named in the table have sole voting and investment power with respect to all Telewest ordinary shares and Telewest limited voting shares indicated as being beneficially owned by them.

Name and Address of Beneficial Owner	Number of Telewest Ordinary Shares	Number of Telewest Limited Voting Shares	Total Number of Telewest Shares	Percentage of Telewest Issued Share Capital
Liberty Media Corporation and its subsidiaries(1) 12300 Liberty Boulevard Englewood, Colorado 80112	503,384,682	22,185,093	525,569,775	17.78%
IDT Corporation(2) 520 Broad Street Newark, NJ 07102	636,056,024	60,322,654	696,378,678	23.56%
All Telewest directors and officers as a group	585,636	–	585,636	Less than 0.2%

(1)	The shares listed as beneficially owned by Liberty Media include 503,384,682 ordinary shares and 22,185,093 limited voting shares registered in the name of Liberty International B-L LLC, a majority-owned indirect subsidiary of Liberty Media, but does not include 218,820,543 ordinary shares registered in the name of Liberty Flex Holdings Limited, a subsidiary of Liberty Media. The shares registered in the name of Liberty Flex Holdings Limited represent approximately 7.4% of the issued share capital of Telewest. On July 22, 2003, Liberty Flex Holdings Limited was struck off the Companies House register before it was able to transfer or distribute its shares in Telewest to another subsidiary of Liberty Media. Liberty Media is in the process of seeking a court reinstatement of Liberty Flex Holdings Limited to the Companies House register as well as the transfer or distribution of those Telewest shares to another subsidiary of Liberty Media. As a result, neither Liberty Flex Holdings Limited nor Liberty Media or any of its subsidiaries is able to vote or take any action in relation to those shares while Liberty Flex Holdings Limited continues to be struck from the UK register of companies. Liberty Media is in discussions with the Registrar of Companies and the Treasury Solicitor to seek to reinstate Liberty Flex Holdings Limited to the register of companies on an expedited basis. If Liberty Media is not successful in obtaining the reinstatement of Liberty Flex Holdings Limited to the register of companies prior to the record date for Telewest’s extraordinary general meeting, it will not be able to vote those shares held by it in connection with the Financial Restructuring.
(2)	All the ordinary shares listed as beneficially owned by IDT Corporation are registered in the name of NY Nominees and the limited voting shares listed as beneficially owned by IDT Corporation are registered in the name of IDT Venture Capital, Inc., a wholly owned subsidiary of IDT Corporation.

Except as disclosed above, Telewest has not been notified, and is not aware, that any person, directly or indirectly, is interested in 3% or more of the issued share capital of Telewest.

New Telewest

The following table sets forth certain information with respect to persons who are expected to be the beneficial owners, directly or indirectly, of 5% or more of the shares of New Telewest’s common stock immediately following the Financial Restructuring. As far as New Telewest is aware, unless otherwise discussed below, the persons named in the table will have sole voting and investment power with respect to all shares of New Telewest common stock indicated as being beneficially owned by them. The table assumes that each scheme of arrangement is completed without the submission of any claims that are not related to principal or interest on (i) Telewest’s notes, debentures, guarantees and its intercompany note to Telewest Jersey or (ii) Telewest Jersey’s outstanding notes.

Name and Address of Beneficial Owner	Number of Shares of New Telewest Common Stock	Percentage of New Telewest Issued Share Capital

CERTAIN RELATIONSHIPS, RELATED-PARTY TRANSACTIONS

AND MATERIAL CONTRACTS

Liberty Media

Relationship Agreement

Liberty Media and Microsoft are parties to a relationship agreement with Telewest, which provides them with certain rights in connection with their shareholding in Telewest. In addition, the articles of association of Telewest provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint three persons to the Telewest board of directors for so long as they own not less than 12.5% of Telewest’s ordinary shares in issue. The articles also provide that each of Liberty Media and certain affiliates of Microsoft will be entitled to appoint two persons to the Telewest board of directors for so long as they own not less than 5% of Telewest’s ordinary shares in issue. Liberty Media informed Telewest that it was withdrawing its three non-executive directors from the board of directors of Telewest on July 17, 2002. Microsoft withdrew its three non-executive directors on May 15, 2003. In May 2003, Microsoft Corporation, which at the time owned approximately 23.56% of Telewest’s outstanding shares, sold its entire shareholding to IDT Corporation, resulting in IDT beneficially owning approximately 23.56% of Telewest’s shares. Microsoft’s rights under the relationship agreement were not transferable and Microsoft executed a letter agreement on May 23, 2003 terminating the relationship agreement as between Microsoft and Liberty Media, and indicating that its shares were no longer subject to the relationship agreement. The Telewest articles of association continue to provide Microsoft with the right to appoint directors of Telewest in the event it acquires 7.5% or more of Telewest’s issued ordinary shares in the future. IDT has no director appointment rights or other benefits from the terms of the relationship agreement or Telewest’s articles of association.

According to public statements of Liberty Media, as at June 30, 2003, approximately 11% of IDT’s outstanding share capital is held directly or indirectly by Liberty Media. Liberty Media also has the right to appoint a director to the board of IDT.

The relationship agreement restricts Telewest from entering into certain transactions, such as material acquisitions and disposals, the issuance of equity securities, the incurrence of indebtedness, and the appointment or removal of the chief executive officer of Telewest without the consent of Liberty Media. The relationship agreement also governs the voting and disposition of Liberty Media’s shares, and provides Liberty Media with rights to maintain its ownership levels in Telewest. In addition, the relationship agreement contains a prohibition on Telewest’s and its subsidiaries’ disposal of the shares or assets of certain designated subsidiaries involved in the construction, development, management and operation of cable television and communications networks without the prior written consent of Liberty Media. In aggregate, these subsidiaries account for a material portion of Telewest’s business. The prohibition is intended to prevent the occurrence of certain adverse tax consequences to Liberty Media related to a gain recognition agreement between Liberty Media and the US Internal Revenue Service. For a more detailed description of the relationship agreement see “Additional Information Required by the United Kingdom Listing Authority—Material Contracts—Telewest.”

In connection with the Financial Restructuring, it is intended that the relationship agreement will be terminated.

Tender Offer

On June 12, 2002, Liberty TWSTY Bonds, Inc., a wholly owned subsidiary of Liberty Media, launched a tender offer for: (i) up to $60.0 million of Telewest’s 9 5/8% Senior Debentures due 2006, (ii) up to $307.3 million of Telewest’s 11% Senior Discount Debentures due 2007, (iii) up to $70.0 million of Telewest’s 11 1/4% Senior Notes due 2008, (iv) up to £65.0 million of Telewest’s 9 7/8% Sterling Senior Discount Notes due 2009, (v) up to $100.0 million of Telewest’s 9 1/4% Senior Discount Notes due 2009, (vi) up to £36.0 million of Telewest’s 9 7/8% Sterling Senior Notes due 2010, (vii) up to $70.0 million of Telewest’s 9 7/8% Senior Notes due 2010 and (viii) up to $90.0 million of Telewest’s 11 3/8% Senior Discount Notes due 2010. Telewest issued a response to the tender offer on June 24, 2002, indicating that it was unable to take a position on the tender offer because it was unable to determine whether the tender offer was beneficial or detrimental to the holders of its notes and debentures. On July 17, 2002, Liberty TWSTY Bonds, Inc. announced that it was terminating the tender offer, citing a decline in the US and UK securities markets and its own share price.

DESCRIPTION OF THE NEW TELEWEST CAPITAL STOCK

The authorized capital stock of New Telewest consists of 800,000,000 shares of common stock and 5,000,000 shares of preferred stock, of which approximately         shares of common stock will be outstanding when the Financial Restructuring is complete.

Description of Common Stock

The holders of New Telewest common stock are entitled to one vote for each share held of record on all matters submitted to a vote of New Telewest stockholders and do not have cumulative voting rights in the election of directors. The holders of New Telewest common stock are not entitled to vote on any amendment to the New Telewest certificate of incorporation that relates solely to the terms of one or more outstanding series of New Telewest preferred stock if the holders of the affected series of New Telewest preferred stock are entitled, either separately or together with the holders of one or more other series of New Telewest preferred stock, to vote thereon under the New Telewest certificate of incorporation or under the Delaware General Corporation Law, or the DGCL.

Generally, a majority of the votes cast at a meeting of stockholders by holders of shares entitled to vote on the proposal is required for stockholder action. However, New Telewest’s certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Telewest capital stock which by its terms may be voted on all matters submitted to stockholders of New Telewest generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws and (b) the amendment or repeal of the provisions of the New Telewest certificate of incorporation relating to:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws,

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to New Telewest; and

•	Article XII of New Telewest’s certificate of incorporation which imposes these voting requirements.

These voting requirements, as well as the classification of directors on New Telewest’s board of directors and certain other provisions of New Telewest’s certificate of incorporation, which are more fully described under the heading “—Special Provisions of the Certificate of Incorporation,” may have the effect, alone or in combination with each other, of delaying, deferring or preventing a change in control of New Telewest.

Subject to all rights and preferences of holders of any outstanding shares of New Telewest preferred stock, holders of common stock are entitled to receive proportionately such dividends as may from time to time be declared by New Telewest’s board of directors out of funds legally available for the payment of dividends.

In the event of New Telewest’s liquidation, dissolution or winding-up, holders of common stock would be entitled to share proportionately in all of New Telewest’s assets available for distribution to holders of common stock remaining after payment of liabilities and liquidation preference of any of the outstanding preferred stock of New Telewest.

Holders of New Telewest common stock have no preemptive rights and have no rights to convert their common stock into any other securities, and there are no redemption or sinking-fund provisions contained in New Telewest’s certificate of incorporation with respect to the common stock. There is no liability for further calls or for assessments by New Telewest.

At the effective date of the Telewest scheme, the New Telewest certificate of incorporation will contain no provisions modifying the voting or dividend rights of holders of common stock described above and there will be no preferred stock outstanding. The rights, preferences and privileges of holders of New Telewest common stock may be adversely affected by the rights of the holders of shares of any series of New Telewest preferred stock that may be issued in the future.

Application will be made for the listing of the New Telewest common stock on the Nasdaq Stock Market, Inc. In order for the New Telewest common stock to satisfy the conditional listing requirements of the Nasdaq National Market, the New Telewest common stock must have a minimum closing bid price of at least $5.00 per share on the first day of trading on the Nasdaq National Market after the Financial Restructuring. Telewest cannot assure you that New Telewest’s common stock will satisfy the first trading day minimum closing bid price per share requirement of the Nasdaq National Market or that New Telewest will be able to maintain the Nasdaq National Market listing of the New Telewest common stock.

Description of Preferred Stock

New Telewest’s board of directors has the authority to issue preferred stock in one or more series and to fix as to any series of preferred stock the designation, title, voting powers and any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions, without any further vote or action by New Telewest’s stockholders.

The board of directors’ ability to issue one or more series of preferred stock provides increased flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. The authorized shares of New Telewest preferred stock, as well as shares of New Telewest common stock, will be available for issuance without further action by New Telewest stockholders, unless any action is required by applicable law or the rules of any exchange, automated quotation system or regulated quotation system on which New Telewest securities may be listed or quoted, as the case may be, or applicable rules of any self-regulatory organization. The board of directors of New Telewest will make any determination to issue the shares based on its judgment as to the best interests of New Telewest and the best interests of its stockholders. New Telewest’s board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some or a majority of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares over the then current market price of New Telewest common stock.

Stockholder Rights Plan

New Telewest’s board of directors may also consider the adoption of a stockholder rights plan. A stockholder rights plan is intended to encourage a potential acquiror to negotiate directly with the New Telewest board of directors, but may have anti-takeover effects. Stockholder rights, when exerciseable, entitle the registered holder to purchase preferred stock, which has greater rights than the common stock. A stockholder rights plan could therefore cause substantial dilution to a person or group that acquires a substantial interest in New Telewest without the prior approval of New Telewest’s board of directors. The effect of a stockholder rights plan may be to delay, defer or prevent a change in control of New Telewest (including through a third party tender offer at a price that reflects a premium to then prevailing trading prices) that may be beneficial to New Telewest stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for the New Telewest common stock is The Bank of New York.

Special Provisions of the Certificate of Incorporation

New Telewest’s certificate of incorporation contains the provisions summarized below, among others. These provisions may have the effect, alone or in combination with each other or with the existence of authorized but unissued New Telewest common stock and any series of New Telewest preferred stock, of delaying, deferring or preventing a change in control of New Telewest, of making it more difficult to remove or change the composition of the incumbent New Telewest board of directors and its officers, of being adverse to stockholders who desire to participate in a tender offer and of depriving stockholders of possible opportunities to sell their New Telewest common stock at a premium to market prices.

New Telewest’s certificate of incorporation provides that the directors are divided into three classes, each of which serves a staggered three-year term, and that vacancies on New Telewest’s board of directors that may occur between annual meetings may be filled by the members of the board. In addition, this provision specifies that any director elected to fill a vacancy on New Telewest’s board of directors will serve for the balance of the term of the replaced director. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

New Telewest’s certificate of incorporation also provides that directors can be removed by the stockholders only for cause and then only by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the capital stock that by its terms may be voted generally in the election of directors of New Telewest, voting together as a single class.

New Telewest’s certificate of incorporation provides that only a majority of New Telewest’s board of directors (or a committee thereof), its chairman or president may call a special meeting of the stockholders and that stockholders may not act by written consent.

New Telewest’s certificate of incorporation also provides that no New Telewest director will be personally liable to New Telewest or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent the elimination from or limitation of liability is not permitted under the DGCL.

Section 145 of the DGCL authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or in the right of the corporation, indemnification is limited to expenses actually and reasonably incurred in defense or settlement and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. The New Telewest certificate of incorporation requires New Telewest to indemnify its officers and directors in accordance with its by-laws to the fullest extent authorized by the DGCL.

Through its certificate of incorporation, New Telewest has elected to be governed by Section 203 of the DGCL. Generally, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder becomes an interested stockholder, unless:

•	prior to that time either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), those shares held by persons who are both directors and officers and certain employee stock plans; or

•	at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation’s voting stock.

An amendment to any of the provisions of New Telewest’s certificate of incorporation relating to the following matters requires the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of New Telewest then entitled to be voted on all matters submitted to New Telewest’s stockholders generally:

•	the classification of directors;

•	the removal of directors;

•	the prohibition on action by written consent of stockholders;

•	special meetings of stockholders;

•	certain liabilities of directors;

•	amendments to the by-laws;

•	indemnification of directors and officers;

•	the applicability of Section 203 of the DGCL to New Telewest; and

•	Article XII of the New Telewest certificate of incorporation, which imposes these super-majority voting requirements.

The requirement of a super-majority stockholder vote is designed to prevent a stockholder who controls a majority of the outstanding shares of the New Telewest capital stock that by its terms may be voted on all matters submitted to stockholders generally from avoiding the super-majority voting requirements of the provisions listed above by simply amending or repealing these provisions.

Special By-laws Provisions

New Telewest’s by-laws provide that to be properly brought before the annual or any special stockholders’ meeting, business must be:

•	specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of New Telewest’s board of directors;

•	otherwise properly brought before the meeting by or at the direction of New Telewest’s board of directors; or

•	solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to New Telewest in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

To be timely, a stockholder’s written notice must be delivered to or mailed and received at the principal executive offices of New Telewest not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that if the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by New Telewest not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs.

A stockholder may nominate directors only if the stockholder delivers timely written notice to New Telewest (and is a stockholder of record on the date of giving notice and on the record date for the meeting), in the case of: (x) an annual meeting, not less than 75 days nor more than 90 days prior to the first anniversary of the date of the preceding year’s annual meeting; provided that in the event the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder, to be timely, must be received by New Telewest not later than the close of business on the tenth day following the day on which the notice of the date of the meeting was mailed or the public disclosure was made, whichever first occurs; and (y) a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or the public disclosure was made, whichever first occurs.

New Telewest’s by-laws provide that it may purchase and maintain insurance on behalf of any of its directors, officers, employees or agents against any liability that may be asserted against him or her. New Telewest will maintain liability insurance covering its directors and officers for claims asserted against them or incurred by them in their capacity as directors and officers. New Telewest expects that it and/or one or more of its subsidiaries will enter into indemnification agreements with the directors and officers of New Telewest and its subsidiaries.

Information on CREST Depositary Interests and DTC Arrangements

General

CREST is the UK system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited, or CRESTCo. It avoids the need for physical share certificates, which delay trading. Under the laws of England and Wales, shares of non-UK companies, such as New Telewest, cannot be held and transferred directly in CREST. As a result, CREST developed CREST Depositary Interests, or CDIs, to allow trading and settlement in shares of non-UK companies in CREST.

Telewest shareholders, other than The Bank of New York, acting as depositary for the ADR holders, will receive their interest in New Telewest by means of the CREST International Settlement Links Service link with The Depository Trust Company, or DTC. Under the CREST International Settlement Links Service, shares of New Telewest common stock will be transferred to the DTC account of CREST International Nominees Limited, a subsidiary of CRESTCo, which will hold them as nominee for CREST Depository Limited, another subsidiary of CRESTCo. CREST Depository Limited will issue depositary interests representing entitlements to the shares of New Telewest common stock known as CDIs. Details of these arrangements are contained in the CREST International Manual (November 2002), which is available on the CREST website at www.crestco.co.uk.

A corporate nominee service will be established with Lloyds TSB Registrars for Telewest shareholders who do not hold their Telewest shares in CREST. The corporate nominee will hold the CDIs on behalf of those shareholders and will send them a statement of entitlement in respect of their CDI holding.

CDIs

CDIs are held, transferred and settled solely within CREST. CDI holders will not be the record holders of the shares of New Telewest common stock to which they are entitled as a result of the Financial Restructuring. They will, however, have beneficial ownership of the shares of New Telewest common stock through their ownership of the CDIs.

CDIs have the following characteristics:

•	they can be priced in pounds sterling;

•	dividends can be paid in pounds sterling;

•	trades will be capable of settlement in London within CREST in the form of CDIs; and

•	annual custody fees associated with CDIs held through the corporate nominee service of Lloyds TSB Registrars will be paid by New Telewest.

Holders of CDIs will be entitled to exchange their CDIs at any time for New Telewest shares held through DTC or in physical form. This will entitle them to all the rights of stockholders of New Telewest, including the right to attend and vote at stockholder meetings.

Trading and Voting

Trading of CDIs

CDI holders who have their own CREST account will be able to trade the CDIs in the usual way. CDI holders who are participants in DTC or who have a brokerage account with a participant in DTC can exchange their CDIs for New Telewest shares at any time.

Those New Telewest CDI holders who do not have their own CREST account will hold their New Telewest CDIs through the corporate nominee service provided by Lloyds TSB Registrars. Information in relation to trading will be provided with the statement of entitlement sent to those CDI holders by Lloyds TSB Registrars. For a period of approximately ten weeks following the dispatch of the statements of entitlement, a special dealing service will be available to those holders who hold their CDIs through the corporate nominee service.

Voting and Attending Meetings

Holders of CDIs will not be the record holders of the underlying shares of New Telewest common stock. As a result, they may not be able to enforce or exercise certain rights of New Telewest stockholders. New Telewest intends to establish, as far as practicable, arrangements under which holders of CDIs will be able to receive notices of meetings of stockholders of New Telewest, annual reports and any other documents issued by New Telewest to its stockholders and arrangements under which holders of CDIs will be able to give directions as to how they would like the underlying shares of their CDIs to be voted at meetings of stockholders of New Telewest in generally an equivalent way to stockholders of New Telewest.

New Telewest will, as far as practicable, make arrangements whereby:

•	any notices, annual reports and any other documents issued by New Telewest to its stockholders together with, if and when applicable, forms requesting voting instructions will be sent to CDI holders of record at or around the same time as such documents are sent to New Telewest stockholders;

•	for those CDI holders within the corporate nominee service, New Telewest will instruct Lloyds TSB Registrars to make the arrangements for dispatch of the relevant documents;

•	for those CDI holders that have their own CREST account, New Telewest will request a register from CRESTCo as and when required and will make the arrangements for dispatch of the relevant documents itself;

•	the CDI holders will be able to exercise their votes by returning completed voting instructions either to Lloyds TSB Registrars (if they hold their CDIs in the corporate nominee service) or to New Telewest (if they have their own CREST account); and

•	it is intended that all CDI holders will be able to exercise their votes (in proportion to their entitlement to the underlying shares of New Telewest common stock) as proxies for CREST International Nominees Limited, the holder of record on the New Telewest register.

Dividends

If the CDIs are held through the corporate nominee service of Lloyds TSB Registrars, dividends (if any) will be paid in pounds sterling.

CDI holders who have their own CREST accounts will be able to have dividends (if any) paid in pounds sterling for as long as their CDIs are so held.

COMPARISON OF RIGHTS OF SHAREHOLDERS

Your rights as a shareholder of Telewest are governed by the Companies Act 1985 (as amended), hereinafter referred to as the Companies Act, Telewest’s memorandum and articles of association, the Listing Rules of the UK Listing Authority and the City Code on Takeovers and Mergers and certain other English legislation. After the Financial Restructuring, you will become a holder of shares, or CDI’s representing shares, of New Telewest common stock and your rights will be governed by the Delaware General Corporations Law, or DGCL, and New Telewest’s certificate of incorporation and by-laws. The shares of New Telewest common stock will not be listed on the London Stock Exchange and New Telewest will not be subject to the City Code on Takeovers and Mergers, or the City Code.

The City Code is a set of general principles and rules that govern the conduct of takeovers and mergers of certain UK companies. It is issued and administered by the Takeover Panel, which supervises the conduct of takeovers and mergers in the United Kingdom. Telewest is subject to the rules of the City Code.

The following is a comparison of the material rights of holders of New Telewest’s common stock and holders of Telewest’s shares. The comparison summarizes provisions of the existing organizational documents of Telewest and New Telewest and, in some instances, provisions of the DGCL and the laws of England and Wales. The certificate of incorporation and by-laws of New Telewest and the memorandum and articles of association of Telewest have been filed with the US Securities and Exchange Commission as exhibits to the registration statement of which this shareholders’ circular and prospectus is a part and are incorporated by reference herein. See “Where You Can Find More Information.”

Provision	New Telewest	Telewest

Capital Stock

Authorized Share Capital

The authorized share capital of New Telewest consists of:

•        800,000,000 shares of common stock, $0.01 par value per share, of which one share was issued and outstanding at the close of business on November 18, 2003; and

•        5,000,000 shares of preferred stock, $0.01 par value per share, none of which was outstanding at the close of business on November 18, 2003.

The authorized share capital of Telewest consists of:

•        4,300,000,000 ordinary shares, £0.10 par value per share, of which 2,873,635,847 were issued and outstanding at the close of business on November 18, 2003; and

•        300,000,000 limited voting shares, £0.10 par value per share, of which 82,507,747 were issued and outstanding at the close of business on November 18, 2003.

The ordinary shares and the limited voting shares rank pari passu in all respects, except that the limited voting shares do not confer the right to speak or vote on any resolution for the removal, election, appointment or re-appointment of directors so that, other than the foregoing limitation, the limited voting shares at all times carry the same rights as, and are treated as forming one uniform class with, the ordinary shares, provided that the limited voting shares are treated as a separate class in relation to any variation of rights attached to them.

Provision	New Telewest	Telewest

Issuance of other classes of shares	New Telewest’s board of directors may authorize by means of a board resolution the issuance of preferred shares in one or more series and to fix for each series, the number of shares that shall constitute the series, their voting power (whether full, limited or no voting power), and the designations, preferences and relative participating, optional or other rights and qualifications, limitations or restrictions of those shares. Such a “blank check” preference share provision could have “anti-takeover” effects. See, for example, “Description of the New Telewest Capital Stock—Stockholders Rights Plan.”	Telewest shares of any class cannot be issued without shareholder approval.

Stock Exchange Listing	Subject to satisfaction of the applicable listing criteria on completion of the Financial Restructuring, the common stock of New Telewest will be quoted on the Nasdaq National Market.	Telewest’s ordinary shares are listed on the London Stock Exchange, and are quoted on the Nasdaq National Market by way of American Depositary Shares.

Dividends

Subject to the rights of the holders, if any, of preferred stock, holders of New Telewest stock will be entitled to receive dividends at the times and in the amounts as may be determined by New Telewest’s board of directors of New Telewest.

Under Section 170(a) of the DGCL, New Telewest may declare and pay dividends, subject to limitations in its certificate of incorporation, either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year. There are no similar limitations in the certificate of incorporation of New Telewest.

Telewest may declare a dividend by ordinary resolution of the shareholders, but no dividend may exceed the amount recommended by the board of directors.

Telewest’s board of directors alone may declare and pay such interim dividends as appears to them to be justified by profits available for distribution. All dividends unclaimed for a period of 12 years from the date they became due for payment shall be forfeited by the holder of the relevant shares.

Under the Companies Act, a dividend may not be made to shareholders except out of profits available for the purpose, that is, a company’s accumulated realized profits as far as not previously utilized by distribution or capitalization less its accumulated realized losses as far as not previously written-off in a reduction or a reorganization of capital.

Pre-emptive Rights	None.	The Articles do not contain any pre-emptive rights. The Companies Act confers on shareholders rights of pre-emption in respect of the issuance of equity securities that are, or are to be, paid up wholly in cash. These provisions

Provision	New Telewest	Telewest

may be waived by a special resolution of the shareholders, either generally or specifically, for a maximum period not exceeding five years.

In addition, under the Listing Rules of the UK Listing Authority, the issuance of securities for cash other than to existing equity shareholders in proportion to their holdings must be approved by an ordinary resolution of shareholders. However, a waiver of the statutory pre-emption rights described above will also satisfy the UK Listing Authority requirement.

Board of Directors

Size of Board	New Telewest’s board of directors must contain not less than three nor more than 15 directors, as determined by the board pursuant to a resolution approved by the affirmative vote of a majority of the directors present at that meeting of the board.	Telewest’s board of directors must comprise not less than two directors.

Classification of Board of Directors	New Telewest’s directors are divided into three classes. Each class is to be as nearly equal in number as possible. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain each class as nearly equal as possible. No reduction shall have the effect of shortening the term of any incumbent director.	Telewest’s board of directors is not classified.

Election of Board of Directors; Vacancies

Any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

A stockholder may nominate directors only if the stockholder delivers timely written notice to New Telewest (and is a stockholder of record on the date of giving of notice and on the record date for the meeting), in the case of:

(i)     an annual meeting, not less than 75 days nor more than 90 days before the first anniversary of the date of the preceding year’s annual meeting (subject to adjustment if the meeting date is moved); and

The shareholders may by ordinary resolution (on which limited voting shares will not carry the right to vote) appoint a person as director, either to fill a vacancy or as an additional member of the board of directors.

Without prejudice to the power of shareholders to appoint directors, the board of directors may appoint a person who is willing to act as a director, either to fill a vacancy or as an additional member of the board of directors.

This right of both the shareholders and the board of directors to appoint a director is subject to the articles.

Provision	New Telewest	Telewest

(ii)    a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs.

Term of Office	Except for two classes of directors who are expected to initially hold terms expiring at the annual general meetings in 2004 and 2005, respectively, the term of office of each director shall be until the third annual meeting following his or her election and, in any event, until the qualification of his or her successor unless a lesser term is appropriate to have consistent class size.	All directors will serve until the next annual general meeting following their election and, in any event, until their successors have been elected or their earlier resignation or removal from office in accordance with the articles.

Removal of Directors	Directors can be removed from office only for cause by the affirmative vote of the holders of at least two-thirds of the voting power of New Telewest on the relevant record date.	Directors can be removed from office by ordinary resolution of the shareholders.

Indemnification and Limitation of Liability of Directors, Officers and Employees

New Telewest shall indemnify to the fullest extent permitted by law any current or former director or officer or any person serving or who has served at the request of New Telewest as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred in connection with the defense or reasonable settlement of any such action, suit or proceeding or any appeal therein.

A director will not be personally liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by law.

New Telewest is not responsible for indemnification if the individual is adjudged to be liable to New Telewest (unless a court determines otherwise).

The indemnification provided for in the certificate of incorporation is not exclusive of other rights to which a director or officer may be entitled, including rights under

Every officer of Telewest shall be indemnified against all costs, charges, losses and liabilities incurred in the execution of his or her duties and in the exercise of his or her powers, authority and discretion, including liability incurred defending proceedings in which there is no finding, or admission, of material breach of duty on his or her part, or where the court grants relief from liability for negligence, breach of duty or breach of trust, in relation to Telewest’s affairs.

The board of directors may also purchase and maintain insurance for any present or former officer of Telewest or its subsidiary undertakings or employee, to indemnify the officer against liability for negligence, default or other liabilities which may be lawfully insured against.

Provision	New Telewest	Telewest

the by-laws, any agreement, any insurance purchased by New Telewest, any vote of stockholders or disinterested directors, or otherwise.

Shareholder Meetings

Calling a Special Meeting / Extraordinary General Meeting	A special meeting of stockholders may be called by the chairman of the board, the president or the board of directors. Stockholders may not call a special meeting.	The board of directors may call an extraordinary general meeting of shareholders whenever it thinks fit. The board of directors must call an extraordinary general meeting immediately on receipt of a requisition from shareholders holding not less than one-tenth of Telewest’s voting capital. Requisitionists may convene an extraordinary general meeting if the directors do not, within 21 days of receipt of the deposit of requisition to convene an extraordinary general meeting. At a meeting convened by requisitionists no business may be transacted except that stated by the requisition or proposed by the board.

Quorum Requirements

At any meeting of stockholders, the holders of not less than a majority of the shares outstanding and entitled to vote, present in person or by proxy, shall constitute a quorum.

A quorum, once established, is not broken by the withdrawal of enough votes to leave less than a quorum. Any meeting of stockholders may be adjourned and notice of the reconvened meeting need not be given if the time and place and other details of the reconvened meeting are announced at the meeting at which the adjournment is taken.

At any general meeting of shareholders, two or more persons holding ordinary shares who are present in person or by proxy, shall constitute a quorum.

A quorum, once established, is broken if fewer than two shareholders are present and, if the meeting was requisitioned by the shareholders, it is dissolved. In any other case, it is adjourned for between 14 and 28 days, and to such place as the chairman decides. At least seven clear days’ notice of the adjourned meeting shall be given.

Voting Rights

Holders of New Telewest common stock are entitled to one vote for each share held on all matters in which stockholders are generally entitled to vote.

Holders of preferred stock are entitled to vote under certain circumstances.

The board of directors or the officer presiding at a meeting of the stockholders may require that any votes cast at the meeting be cast by written ballot.

Holders of Telewest ordinary shares are entitled on a poll vote to one vote for each share held on all matters in which shareholders are generally entitled to vote.

Holders of limited voting shares are entitled to speak and vote on any resolution other than those relating to the removal, election, appointment or re-appointment of directors.

Shares may be subject to disenfranchisement in the event of:

(i)     non-payment of calls or other monies due in respect of the shares;

Provision	New Telewest	Telewest

(ii)    non-compliance with a statutory notice requiring disclosure as to beneficial ownership of shares; or

(iii)  the holder’s shareholding being detrimental to the grant, renewal or extension of any licenses granted in respect of cable television or under the Telecommunications Act.

Voting at a general meeting is by a show of hands unless a poll is demanded by (i) the chairman of the meeting, (ii) not less than five shareholders present in person or by proxy entitled to vote, (iii) shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to attend and vote at such meeting, or (iv) any shareholders present in person or by proxy and holding shares conferring a right to vote at the meeting on which there have been paid-up sums in aggregate equal to not less than one-tenth of the total sum paid on all shares conferring that right.

Required Votes	Unless the certificate of incorporation or by-laws of New Telewest or the DGCL specify a greater quorum or voting requirement, any action to be taken by the stockholders of New Telewest may be taken by the affirmative vote of a majority of the votes entitled to be cast.	Unless otherwise required by law or the articles, any action to be taken by the shareholders in a general meeting is taken by ordinary resolution, which requires the affirmative vote of a majority of the shareholders present in person and voting, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate a majority of votes actually cast on the ordinary resolution, in the case of a vote by poll.

Supermajority Voting Requirements

The affirmative vote of the holders of at least two-thirds of the outstanding shares of New Telewest capital stock which by its terms may be voted on all matters submitted to stockholders of New Telewest generally, voting together as a single class, is required for stockholder action relating to (a) amendments to the by-laws; and (b) the amendment or repeal of the provisions of the New Telewest certificate of incorporation relating to:

(i)       the classification of directors;

A special resolution (e.g., a resolution amending the memorandum or articles, changing Telewest’s name or waiving statutory pre-emption rights) or an extraordinary resolution (e.g., relating to certain matters concerning liquidation) requires the affirmative vote of not less than three-fourths of the shareholders present in person and voting, in the case of a vote by show of hands, or present in person or by proxy and holding shares conferring in the aggregate at least three-fourths of the votes actually cast on the resolution, in the case of a vote by poll.

Provision	New Telewest	Telewest

(ii)      the removal of directors;

(iii)     the prohibition on action by written consent of stockholders;

(iv)     special meetings of stockholders;

(v)      certain liabilities of directors;

(vi)     amendments to the by-laws;

(vii)    indemnification of directors and officers;

(viii)  the applicability of Section 203 of the DGCL to New Telewest; and

(ix)     Article XII of the New Telewest certificate of incorporation which imposes these voting requirements.

Action by Written Consent	Any action by stockholders must be taken by stockholder vote at an annual or special meeting and may not be taken by a written consent of stockholders under Section 228 of the DGCL or any other provision of the DGCL.	A resolution in writing executed by or on behalf of each member who would have been entitled to vote upon it if it had been passed at a general meeting at which he or she was present is as effective as if it had been passed at a general meeting duly convened and held.

Advance Notice Requirements for Matters to be Considered at a Stockholders’ Meeting

The by-laws of New Telewest provide that to be properly brought before the annual or any special stockholders’ meeting, business must be:

•        specified in the notice of meeting, or any supplement or amendment thereto, given by or at the direction of the board of directors;

•        otherwise properly brought before the meeting by or at the direction of the board of directors; or

•        solely in the case of the annual meeting, otherwise properly brought before the meeting by a stockholder who timely gives notice to New Telewest in writing and who is a stockholder of record on the date of giving of notice and on the record date for the meeting.

To be timely, a stockholder’s written notice must be delivered to or mailed and

An annual general meeting may be called by not less than 21 days’ notice in writing. An extraordinary general meeting at which an ordinary or extraordinary resolution is proposed requires 14 days’ notice in writing and an extraordinary general meeting at which a special resolution is proposed requires 21 days’ notice in writing. These notice periods exclude the day when notice is given or deemed to be given and the day for which it is given. Under the Listing Rules of the UK Listing Authority, notice of a shareholder meeting is generally accompanied by a shareholder circular (or, in the case of an annual general meeting, by an annual report and accounts) containing an explanation of the purpose of the meeting and the board of directors’ recommendation on the actions to be taken. An annual general meeting may be called by shorter notice if it is so agreed by all the members

Provision	New Telewest	Telewest

	received at the principal executive offices of New Telewest not less than 75 days nor more than 90 days before the first anniversary of the date of the preceding year’s annual meeting (subject to adjustment if the meeting date is changed).	entitled to attend and vote and any other meeting may be called by shorter notice by a majority holding not less than 95% in nominal value of shares having the right to attend and vote.

Amendments to Organizational Documents

Certificate of Incorporation / Articles of Association	Under the DGCL, the board of directors of New Telewest must adopt a resolution declaring the advisability of an amendment to the certificate of incorporation and the amendment must be approved by the holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the certificate of incorporation (see “Supermajority Voting Requirements,” above).	Telewest’s articles may be amended by special resolution of the shareholders, i.e., the affirmative vote of not less than three-fourths of the shareholders (see “Super-Majority Voting Requirements,” above).

By-laws / Memorandum	The by-laws may be amended or new by-laws may be adopted by either the affirmative vote of the holders of at least two-thirds of New Telewest’s outstanding capital stock entitled to vote thereon or by a majority of the entire board of directors, which is the total number of directors New Telewest would have at any time if there were no vacancies.	Certain aspects of the memorandum of association of Telewest may be amended by special resolution of the shareholders, i.e., the affirmative vote of not less than three-fourths of the shareholders (see “Super-Majority Voting Requirements,” above).

Other Provisions

Dissenters’ Appraisal Rights	Section 262 of the DGCL provides that, with some exceptions, a stockholder who has not consented to or voted in favor of a merger or consolidation may apply to the court for a determination of the fair value of that stockholder’s shares.	Telewest shareholders have no dissenters’ appraisal rights.

Business Combinations	Under Section 203 of the DGCL, which deals with business combinations, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with affiliates or associates, owns, or who become an affiliate or associate of the corporation and within a three-year period did own, 15% or more of the corporation’s voting stock for a three-year period following the time the stockholder	Telewest shareholders have no special rights in respect of business combinations.

Provision	New Telewest	Telewest

became an interested stockholder, except under limited circumstances. Although a company may elect in its certificate of incorporation not to be governed by this provision of Delaware law, New Telewest has provided in Article XV of its certificate of incorporation that it will be governed by this provision. A super-majority vote is required to amend this Article of the certificate of incorporation (see “Super-Majority Voting Requirements,” above).

Forced Disposal of Shares	New Telewest has no comparable restriction.	If the board of directors, after a consultation process, determines that the interest of a shareholder in its shares may be prejudicial to the retention, grant, renewal or extension of a license granted in respect of cable television or under the UK Telecommunications Act, it may require the shareholder to dispose of some or all of those shares to a person not connected with the shareholder.

Sanctions on Shareholders	New Telewest has no comparable restriction.	Holders of Telewest ordinary shares may lose the right to vote if they fail to comply within a prescribed period of time with a request by Telewest under Section 212 of the Companies Act to provide information on past or present ownership or interests in the shares.

Disclosure of Shareholdings	A person who acquires, directly or indirectly, the beneficial ownership (as defined in the regulations promulgated by the Securities and Exchange Commission) of more than 5% of New Telewest’s common stock, is required to publicly file with the Securities and Exchange Commission a disclosure statement on Schedule 13D or 13G pursuant to Regulation 13D under the US Securities Exchange Act of 1934.	Under the Companies Act, a person who acquires an interest, directly or indirectly, of 3% or more of any class of shares is required to notify the company of its interest within two business days following the day on which the notification obligation arises. In these circumstances, the Listing Rules require Telewest to make a public announcement without delay and in any event by the end of the business day following receipt of notification. After the 3% level is exceeded, similar notifications must be made in respect of increases or decreases of 1% or more, or if the number of shares in which the person is interested drops below 3%.

PROPOSED AMENDED SENIOR SECURED CREDIT FACILITY

Telewest and TCN are in the process of negotiating the terms of a commitment letter and a credit facility agreement with the steering committee of Senior Lenders under TCN’s existing senior secured credit facility. In addition, a term sheet outlining the terms of the proposed amended senior secured credit facility has been circulated to the Senior Lenders by the steering committee of the Senior Lenders for their review. See “The Financial Restructuring—Structure of the Financial Restructuring—Amended Senior Secured Credit Facility Commitment Letter.” The commitment letter will set out the terms and conditions on which the Senior Lenders are prepared to make available to TCN an amended senior secured credit facility. Assuming that none of the termination events to the commitment letter occurs, the proposed amended senior secured credit facility would come into effect upon there being no conditions to the effectiveness of the Telewest scheme of arrangement other than the filing of the court order sanctioning the Telewest scheme with the Registrar of Companies. The effectiveness of the proposed amended senior secured credit facility would be subject to the satisfaction by TCN of various conditions precedent, including the effectiveness of the Telewest scheme of arrangement.

As currently proposed, the terms of the amended senior secured credit facility would amend and restate in its entirety the existing senior secured credit facility, which, given Telewest’s current financial position, would not be viable going forward. A fee of 0.5% of the committed amount of the proposed amended senior secured credit facility would be payable on the signing of the commitment letter, provided that the commitment letter is signed by December 1, 2003 and the Senior Lenders have agreed by that date to the form of the proposed amended senior secured credit facility. A fee of 1.5% of the committed amount of the proposed amended senior secured credit facility (less the amount of any fee paid upon the signing of the commitment letter) will be payable upon the Telewest scheme becoming effective. In addition, on the earlier of (a) February 28, 2005 and (b) the date on which the quarterly management accounts and compliance certificate will be delivered under the proposed amended senior secured credit facility in respect of the quarter ending December 31, 2004, a fee calculated on the committed amount of the facilities will be payable and determined by reference to the ratio of Total Senior Debt to Annualized EBITDA determined as at December 31, 2004. The fee will be 0.75% if the ratio is greater than or equal to 4.25:1, 0.375% if the ratio is less than 4.25:1 but greater than or equal to 3.75:1, and 0 if the ratio is less than 3.75:1. In the event that quarterly management accounts and a compliance certificate are not delivered by February 28, 2005, the fee will be 0.75%.

The Terms of the Proposed Amended Senior Secured Credit Facility

As currently proposed, the amended senior secured credit facility would provide TCN (as the borrower) with aggregate committed credit facilities of £2.03 billion and with aggregate uncommitted credit facilities of £125 million. The committed credit facilities will be comprised of four facilities as follows:

•	“Tranche A” term credit facilities in an aggregate principal amount of £1,695 million, maturing on December 31, 2005;

•	“Tranche B” revolving credit facilities in an aggregate principal amount of £140 million, maturing on December 31, 2005;

•	“Tranche C” overdraft facilities in an aggregate principal amount of £50 million, maturing on December 31, 2005; and

•	“Tranche D” term credit facilities in an aggregate principal amount of £145 million, maturing on June 30, 2006.

Tranche D would contemplate the provision of additional uncommitted term credit facilities in an aggregate principal amount of £125 million, of which £20 million will be freely available and £105 million will only be available to be drawn down by TCN with the prior written consent of the Senior Lenders holding at least two-thirds in value of the total commitments.

Tranches A, B and C will bear interest at a rate of: (a) LIBOR (or base rate, in the case of Tranche C) plus (b) the mandatory cost (if applicable) plus (c) the applicable margin, as follows:

Total Senior Debt to Consolidated Annualized TCN Group Net Operating Cash Flow	Applicable Margin
	Tranche A	Tranche B	Tranche C
Greater than or equal to 5x	4.00%	5.50%	4.00%
Less than 5x but greater than or equal to 4.5x	3.50%	5.00%	3.50%
Less than 4.5x but greater than or equal to 4x	3.00%	4.50%	3.00%
Less than 4 x	2.50%	4.00%	2.50%

The margin will be set for each interest period at the beginning of such interest period by reference to the most recent quarterly management accounts delivered to the Senior Lenders. If TCN has failed to deliver the relevant management accounts, the margin will revert to the highest base in the grid. The margin will be subject to a floor for a period of six months following the effective date of the schemes.

Tranche D will bear interest at a rate of: (a) LIBOR plus (b) the mandatory cost (if applicable) plus (c) 5.00%.

If TCN fails to pay any sum on its due date with respect to the facilities, the default interest rate will be 1% higher than the normal interest rate for the relevant Tranche.

Conditions Precedent to the Proposed Amended Senior Secured Credit Facility

The availability of the committed credit facilities would be conditional upon certain conditions being satisfied, including:

•	the Telewest scheme of arrangement becoming effective;

•	the cancellation or conversion into equity of all outstanding loans made by Telewest to TCN;

•	the transfer of certain assets and leases from Telewest to TCN and Telewest UK;

•	the granting of certain additional security interests by TCN in favor of the Senior Lenders;

•	the provision of evidence by Telewest to the Senior Lenders that, after the payment by Telewest of all advisers’ fees relating to the Financial Restructuring, Telewest has transferred to TCN all cash held by it in excess of £5 million;

•	the provision of evidence by Telewest of the cancellation of outstanding Telewest swap contracts and their replacement with settlement agreements entered into by TCN;

•	the advance of £160 million, which was made to TCN by the Senior Lenders on September 27, 2002, having been repaid;

•	the provision of evidence by Telewest to the Senior Lenders that certain proceeds of the sale of shares in SMG plc have been transferred to TCN;

•	the provision of evidence that Telewest has been delisted from the London Stock Exchange and that New Telewest has been accepted for quotation on the Nasdaq National Market, subject to notice of issuance;

•	the amendment of the articles of association of TCN to require the approval of directors representing two-thirds of the board of TCN, including the vote of an independent director of TCN, to:

•	institute or consent or take any similar step relating to the liquidation, bankruptcy, judicial management, winding up or dissolution of TCN;

•	amend the memorandum or articles of association of TCN, including these provisions; and

•	the provision of additional security by Telewest and Telewest UK, including deeds of subordination.

Security for the Facilities

The facilities to be made available to TCN would be secured by the security interests already existing in relation to the existing senior secured credit facility over, among other things, the assets of TCN and its subsidiaries. Telewest UK would provide a guarantee, an assignment over its rights in respect of loans made by it to TCN or any of its subsidiaries, and a charge over certain assets (including its shares in TCN) as security for the proposed amended senior secured credit facility. In addition:

•	a new first fixed charge would be entered into over a bank account into which cash balances in excess of £20 million will be swept on a daily basis;

•	a new first fixed charge over the shares of Telewest UK will be provided by New Telewest; and

•	a deed of subordination would be entered into by Telewest UK and New Telewest.

Repayment

It is currently contemplated that the Tranche A term credit facilities, the Tranche B revolving credit facilities and the Tranche C overdraft facilities would be repayable by TCN in full on December 31, 2005, and the Tranche D term credit facilities and the uncommitted term credit facilities (to the extent the same are made available) would be repayable by TCN in full on June 30, 2006.

Mandatory Prepayment

The terms of the proposed amended senior secured credit facility would require mandatory prepayment of the credit facilities in the following circumstances:

Merger: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there would be a mandatory prepayment and cancellation of the entire facilities if (i) any person holds, or any persons acting in concert hold, directly or indirectly, 30% or more of either the voting or the economic interest in New Telewest; or (ii) TCN (or any affiliate of TCN) merges with any other entity. The members of the Bondholder Committee and W. R. Huff will not be deemed to be acting in concert for the purpose of this provision solely by virtue of either (x) having been members of the Bondholder Committee of Telewest or, in the case of W. R. Huff, participating in discussions with such committee or its advisers in relation to the restructuring of Telewest, before the scheme of arrangement for Telewest becomes effective or (y) individuals appointed by certain members of the Bondholder Committee and W.R. Huff as directors of New Telewest or any of its affiliates undertaking their duties as directors of certain members of the Bondholder Committee and W.R. Huff.

Cash flow recapture: unless all of the Senior Lenders agree otherwise, commencing with the twelve-month period ending December 31, 2004, TCN would be obligated to use 50% of excess cash flow, as that term is defined in the facility, to prepay some of the outstanding facilities on an annual basis unless the ratio of Total Senior Debt to annualized EBITDA is less than 3.5:1. The amount of this prepayment would be reduced by an amount equal to the amount by which the facilities are prepaid and permanently cancelled from any voluntary prepayment or otherwise out of the proceeds of any equity offering by New Telewest or any affiliate of New Telewest, any new debt raised by New Telewest, or any other voluntary prepayment resulting in permanent cancellation.

Disposals: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there would be a mandatory prepayment of certain of the facilities in an amount equal to the net cash proceeds of any sale or disposal of assets permitted to be made under the terms of the proposed amended senior secured credit facility, except to the extent that those proceeds have been reinvested in the business of TCN and its subsidiaries within 120 days of that disposal.

Joint ventures, IPOs and disposals: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there would be a mandatory prepayment of certain of the facilities in an amount equal to 50% of the net cash proceeds of any initial public offering of, or disposal of, certain specified joint ventures, including any joint venture with the BBC in which TCN and its subsidiaries hold equity interests.

Equity proceeds: unless the Senior Lenders agree otherwise, or unless on the relevant testing day the ratio of Total Senior Debt to Annualized EBITDA was less than 3.5:1, there would be a mandatory prepayment of (i) an amount equal to 25% of the net proceeds of any equity offering by New Telewest or any affiliate of New Telewest; and (ii) an amount equal to the incremental net proceeds of any debt offering by New Telewest to the extent that the total aggregate amount raised in cash exceeds £300 million in 2004 and £400 million in 2005 and thereafter. To the extent that the facilities have been voluntarily prepaid and permanently cancelled out of the proceeds of a debt offering by New Telewest, the net proceeds of any new equity offering may be used to prepay that debt and the amount so used shall be deducted from the net proceeds of any equity offering.

Disposal of Flextech: unless the Senior Lenders holding 95% in value of the total commitments agree otherwise, there would be a mandatory prepayment of 100% of the net cash proceeds of the disposal of all or part of the Flextech business.

Finance leases and/or vendor financing arrangements: unless the Senior Lenders holding at least two-thirds in value of the total commitments agree otherwise, there would be a mandatory prepayment of the facilities in an amount equal to the amount by which finance leases and/or vendor financing arrangements exceed £300 million.

Covenants

TCN and (where appropriate) its subsidiaries would be required to comply with certain positive and negative covenants, including:

•	not to borrow money except in respect of leases and vendor financing arrangements up to a maximum amount of £350 million. Any financing in excess of £300 million is required to be applied to the repayment of Facility B; and

•	not to distribute funds or transfer assets upstream except for (i) payments made on an arm’s length basis to fund costs and expenses of New Telewest and Telewest UK incurred in relation to their acting as holding companies of the companies that operate the business of New Telewest of up to £5 million per year, and (ii) payments from TCN to Telewest UK and by Telewest UK to New Telewest to pay the interest on permitted debt incurred by New Telewest that has been used to prepay and permanently cancel the amended senior secured credit facility, provided that the amount that is paid does not exceed the lower of (A) the amount of interest that would have been paid on the amount of the amended senior secured credit facility that has been prepaid in respect of the same period and (B) the amount of interest due and payable on that part of the debt incurred used to make the prepayment in respect of the same period.

TCN will also be required to comply with the following financial covenants:

•	the ratio of total senior debt to net operating cash flow (measured on a consolidated annualized basis) for the quarterly period ending on the quarterly dates described below shall not exceed:

Quarter ending	Ratio
March 31, 2004	5.75
June 30, 2004	5.40
September 30, 2004	5.00
December 31, 2004	4.80
March 31, 2005	4.80
June 30, 2005	4.50
September 30, 2005	4.20
December 31, 2005	4.05

•	the ratio of net operating cash flow (measured on a consolidated basis) to total senior debt interest charges for the six-month periods ending on the quarterly dates described below shall not be less than:

Quarter Day	Ratio
March 31, 2004	1.95
June 30, 2004	2.05
September 30, 2004	2.25
December 31, 2004	2.40
March 31, 2005	2.40
June 30, 2005	2.65
September 30, 2005	2.90
December 31, 2005	3.15

•	the maximum total capital expenditure for the twelve-month periods ending on the quarterly dates described below shall not exceed:

Quarter Day	Maximum Total Capital Expenditure (£’m)
March 31, 2004	410
June 30, 2004	400
September 30, 2004	390
December 31, 2004	390
March 31, 2005	385
June 30, 2005	375
September 30, 2005	370
December 31, 2005	365

If the net operating cash flow (on a consolidated basis) exceeds the projected net operating cash flow (on a consolidated basis) contained in the original long-range plan, then the maximum total capital expenditure for the immediately following twelve-month period will be increased by 50% of the difference between the actual and projected net operating cash flow. This covenant will cease to apply when the ratio of total senior debt to net operating cash flow (measured on a consolidated basis) for that twelve-month period ending on a quarterly date is less than 4.0, except that the covenant can be reinstated should such ratio subsequently be greater than 4.0 on any subsequent quarterly date.

•	the minimum financial contribution (being the consolidated revenues of TCN less the consolidated actual direct costs of TCN) for the six-month periods ending on the quarterly dates described below shall not be less than:

Quarter ending	Minimum Financial Contribution (£’m)
March 31, 2004	420
June 30, 2004	430
September 30, 2004	445
December 31, 2004	455
March 31, 2005	465
June 30, 2005	480
September 30, 2005	495
December 31, 2005	505

This covenant will cease to apply when the ratio of total senior debt to net operating cash flow (measured on a consolidated basis) for that twelve-month period ending on a quarterly date is less than 4.0, except that the covenant can be reinstated should such ratio subsequently be greater than 4.0 on any subsequent quarterly date.

New Telewest would be required to comply with certain positive and negative covenants, including that no holding company of TCN or other subsidiary of New Telewest will raise new debt (other than Telewest UK in connection with the lending of proceeds of debt or equity raised by New Telewest). In addition, New Telewest would not incur indebtedness except subject to the following conditions, among others:

•	subject to the mandatory prepayment provisions, any indebtedness incurred is limited to net proceeds received of 5.5 x Total New Telewest Gross Debt to annualized EBITDA of TCN and its subsidiaries (including such debt and accreted interest) and to the extent that New Telewest incurs payment-in-kind debt, the accreted amount of payment-in-kind indebtedness to June 30, 2006 cannot exceed £500 million;

•	any indebtedness incurred cannot mature before January 1, 2010 (refinancings are permitted in certain circumstances); and

•	except as described above, all indebtedness incurred must be serviced (as to principal and interest) by New Telewest.

New Telewest will also be required, among things, to:

•	maintain 100% of the voting and economic interest in Telewest UK;

•	act solely as a holding company so that it does not own any assets used by TCN or its subsidiaries or any other material assets (other than the shares in Telewest UK), not establish or acquire any person or business (other than Telewest UK) and not make any other investment or give any security or guarantees (other than to the Senior Lenders); and

•	maintain a listing on one of Nasdaq, the New York Stock Exchange or the Official List of the UKLA and to provide financial information as soon as it is available publicly.

Telewest UK will be required to comply with certain positive and negative covenants.

MATERIAL UNITED STATES FEDERAL TAX CONSEQUENCES

United States Federal Tax Consequences of the Financial Restructuring

The following discussion summarizes the material US federal tax consequences of the Financial Restructuring Transactions. For purposes of this discussion under the heading “—Material United States Federal Tax Consequences,” the term Financial Restructuring Transactions means collectively (i) the transfer of assets by Telewest to Telewest UK, (ii) the issue of common stock by New Telewest to an escrow agent for the benefit of the shareholders and creditors of Telewest including holders of Telewest and Telewest Jersey notes and debentures (the transactions described in (i) and (ii) collectively referred to as the “Exchange”) and (iii) the liquidations of Telewest and Telewest Jersey. For US federal tax purposes, a holder of ADRs and CDIs will be treated as the owner of the underlying shares of common stock of Telewest or New Telewest, as applicable, that those ADRs and CDIs represent. Accordingly, this discussion generally treats ownership of ADRs and CDIs as equivalent to owning the shares of common stock of Telewest or New Telewest, as applicable, and the US federal tax consequences discussed below apply equally to beneficial owners of common shares of Telewest, New Telewest, ADRs and CDIs, or, collectively, Telewest Stock. This discussion is based upon the United States Internal Revenue Code of 1986, as amended, the “Code”, the Treasury regulations promulgated thereunder, or the Regulations, and administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of US federal taxation that might be relevant to a holder of Telewest Stock, or a Holder, in light of such Holder’s particular circumstances or special tax situations, including, but not limited to, Holders of 10% or more of the Telewest Stock, partnerships or pass-through entities for US federal income tax purposes, Holders who have elected mark-to-market accounting, expatriates or former long-term residents of the United States, financial institutions or financial services entities, broker-dealers, tax-exempt organizations, insurance companies, traders or dealers in securities, investors whose functional currency is not the US dollar, Holders who acquired their Telewest Stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation or Holders who hold their Telewest Stock as part of a straddle, hedge, constructive sale or conversion transaction, nor does it address any consequences arising under the laws of any local, state or foreign jurisdiction or under any treaty or the application of the US gift tax or alternative minimum tax. If a partnership (or other pass-through entity) holds Telewest Stock, the tax treatment of a partner (or other beneficial owner of an interest in a pass-through entity) will generally depend upon the status of the partner (or other beneficial owner of an interest in a pass-through entity) and the activities of the partnership (or other pass-through entity). If you are a partner (or other beneficial owner of an interest in a pass-through entity) in a partnership (or other pass-through entity) that holds Telewest Stock, you should consult your tax advisers. This discussion also does not address the treatment of Holders that are “Section 1248 shareholders” with respect to Telewest, within the meaning of Regulation Section 1.367(b)-2(b). This discussion assumes that Holders hold their Telewest Stock as capital assets within the meaning of Section 1221 of the Code.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE FINANCIAL RESTRUCTURING.

For purposes of this discussion, a “United States Person” is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for US federal tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States, including any state;

•	an estate the income of which is subject to US federal income taxation regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States Persons as described in Section 7701(a)(30) of the Code.

An individual may be treated as a resident of the United States in any calendar year for US federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, a Holder would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for US federal income tax purposes as if they were citizens of the United States.

For purposes of this discussion, the term “US Holder” means a Holder of Telewest Stock that beneficially owns Telewest Stock and that is a United States Person, and the term “Non-US Holder” means a Holder of Telewest Stock that beneficially owns Telewest Stock and that is not a United States Person.

Telewest has received the opinion of KPMG to the effect that the discussion under the heading “Material United States Federal Tax Consequences” is accurate in all material respects.

General US Federal Income Tax Consequences of the Financial Restructuring

Telewest has received the opinion of KPMG that the Financial Restructuring Transactions, taken together, should constitute a “reorganization” within the meaning of Section 368(a)(1) of the Code. The discussion below discusses the general US federal income tax consequences of the Financial Restructuring Transactions, assuming that, taken together, they constitute a reorganization within the meaning of Section 368(a)(1) of the Code and that each of the Financial Restructuring Transactions is pursuant to the plan of reorganization. Telewest does not plan to seek any rulings from the United States Internal Revenue Service, or the IRS, with respect to the tax consequences of the Financial Restructuring Transactions; therefore, Telewest cannot assure you that the IRS will not assert, or a court would not sustain, a contrary position. If the Financial Restructuring Transactions do not constitute a reorganization within the meaning of Section 368(a)(1) of the Code, the tax consequences of the Financial Restructuring Transactions could differ from those described below, which may include Holders recognizing gain or loss as a result of the Exchange.

Holders of Telewest Stock will not receive fractional shares of New Telewest common stock; rather, their fractional share interest will be received by an escrow agent on their behalf and sold, and the net proceeds distributed to them, as described above under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests.” See “US Federal Income Tax Consequences to US Holders—US Federal Income Tax Consequences Relating to the Exchange” and “US Federal Income Tax Consequences to Non-US Holders—Gain on Disposition of New Telewest Common Stock” for a discussion as to the US federal income tax consequences of such a sale on behalf of a Holder.

Legal restrictions in certain jurisdictions may prevent the distribution of shares of New Telewest common stock, or make such distribution unduly onerous, and, in such circumstances, a Holder will receive the net proceeds of sale of the shares of New Telewest common stock, as described above under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests.” In such event, the US federal income tax consequences applicable to a US Holder with respect to such a sale of shares of New Telewest common stock should be similar to those described below under the heading “US Federal Income Tax Consequences to US Holders—US Federal Income Tax Consequences Relating to the Exchange” applicable to a sale of a fractional share of New Telewest common stock. The US federal income tax consequences applicable to a Non-US Holder with respect to such a sale of shares of New Telewest common stock are discussed below under the heading “US Federal Income Tax Consequences to Non-US Holders—Gain of Disposition of New Telewest Common Stock.”

US Federal Income Tax Consequences of the Financial Restructuring Transactions to Telewest and New Telewest

The Financial Restructuring Transactions should not result in any United States gain or loss recognition to Telewest or to New Telewest with respect to the transfer of assets by Telewest to Telewest UK in exchange for solely voting shares of New Telewest and Telewest UK’s assumption of Telewest liabilities, assuming that none of the assets held by Telewest are United States real property interests within the meaning of the Code. Although the liquidation of Telewest also should not be taxable, Telewest may realize income from the discharge of indebtedness in the Financial Restructuring Transactions that may be excluded from gross income to the extent that Telewest is insolvent within the meaning of Section 108(d)(3) of the Code. Discharge of indebtedness income that is excluded from Telewest’s gross income as a result of the insolvency exception should result in a reduction of Telewest’s tax attributes to the extent provided in Sections 108(b) and 1017 of the Code.

If there are any Section 1248 shareholders (within the meaning of Regulation Section 1.367(b)-2(b)) of Telewest, then Telewest should include in income as a deemed dividend any Section 1248 amounts (as defined in Regulation Section 1.367(b)-2(c)(1)) attributable to its subsidiaries pursuant to Regulation Section 1.367(b)-2(e) and Regulation Section 1.367(b)-4(b).

As a non-United States Person, Telewest is generally not subject to tax in the United States on income derived from sources outside the United States; accordingly, it is not anticipated that any current US federal income tax will result from the realization of cancellation of indebtedness income or from the inclusion as a deemed dividend of any Section 1248 amount by Telewest.

Future Income Subject to US Federal Income Tax

The Financial Restructuring Transactions will likely result in a greater portion of New Telewest’s earnings being subject to US federal income tax than is currently the case for Telewest and might therefore subject New Telewest to a higher effective income tax rate than is currently the case for Telewest. As non-US persons, Telewest and its foreign subsidiaries are generally not subject to tax in the United States on their income derived from sources outside the United States. However, New Telewest will be subject to US federal income tax on its worldwide income. In addition, because New Telewest will have foreign subsidiaries meeting the definition of a “controlled foreign corporation,” any subpart F income of such foreign subsidiaries will be taxable to New Telewest.

US Federal Income Tax Consequences to US Holders

US Federal Income Tax Consequences Relating to the Exchange

Subject to the discussion under the headings “—US Federal Income Tax Considerations Relating to Gain Recognition Agreements” and “—US Federal Income Tax Consequences to US Holders If Telewest Is or Was a PFIC,” US Holders should recognize no gain or loss in the Exchange, except to the extent of any cash received in respect of shares or fractional shares of New Telewest common stock. A US Holder who receives cash in respect of a fractional share of New Telewest common stock should recognize gain or loss equal to the cash amount received in respect of such fractional share reduced by such US Holder’s tax basis in its Telewest Stock which is allocable to the fractional share of New Telewest common stock. Any such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss with respect to Telewest Stock held for more than twelve months at the effective time of the Exchange. The deduction of capital losses is subject to certain limitations.

[A US Holder that receives foreign currency from the escrow agent in respect of a sale of a fractional share of New Telewest common stock and converts the foreign currency into US dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the US dollar, which may be ordinary income or loss.]

The tax basis of a US Holder’s New Telewest common stock received in the Exchange should equal the tax basis of its Telewest Stock surrendered decreased by the basis of any of its Telewest Stock allocable to a fractional share. The holding period of the New Telewest Stock of a US Holder should include the holding period of the Telewest Stock surrendered for it in the Exchange. Each US Holder will be required to retain certain tax records and file with its US federal income tax return a statement setting out certain facts relating to the Financial Restructuring Transactions.

US Federal Income Tax Considerations Relating to Gain Recognition Agreements

Special rules apply to United States Persons who have previously filed gain recognition agreements under Section 367 of the Code with respect to prior exchanges in which such United States Persons received Telewest Stock in tax-free transactions. These gain recognition agreements require in certain circumstances that such persons report such transactions as taxable. United States Persons subject to such gain recognition agreements with respect to Telewest Stock may have certain reporting and other requirements in order to avoid such retroactive triggering into income of gain deferred by execution of such gain recognition agreements. Further, in certain circumstances the execution of a substitute gain recognition agreement might be required.

TELEWEST STRONGLY URGES EACH PERSON WHO HAS IN EFFECT A GAIN RECOGNITION AGREEMENT UNDER SECTION 367 OF THE CODE WITH RESPECT TO TELEWEST STOCK TO CONSULT ITS TAX ADVISER REGARDING THE IMPACT OF THE FINANCIAL RESTRUCTURING TRANSACTIONS UPON ITS GAIN RECOGNITION AGREEMENT, INCLUDING ANY SPECIAL ELECTIONS THAT MIGHT BE AVAILABLE AND ANY REPORTING, CERTIFICATION AND AMENDMENT REQUIREMENTS THAT MUST BE SATISFIED IN ORDER TO AVOID TRIGGERING THE REQUIREMENT UNDER THE GAIN RECOGNITION AGREEMENT TO REPORT AS INCOME THE GAIN WHICH WAS NOT PREVIOUSLY RECOGNIZED.

US Federal Income Tax Consequences to US Holders if Telewest Is or Was a PFIC

In addition to the discussion under the heading “—US Federal Income Tax Consequences Relating to the Exchange” above, the Exchange might be a taxable event to US Holders if Telewest is or ever was a passive foreign investment company, or PFIC, under Section 1297 of the Code, provided that Section 1291(f) of the Code is currently effective.

Generally, a foreign corporation is a PFIC if 75% or more of its gross income for a taxable year is passive income or if 50% or more of the value of its assets held by the corporation during a taxable year produce or are held to produce passive income. Passive income includes dividends, interest, rents and royalties, but excludes rents and royalties that are derived in the active conduct of a trade or business and that are received from an unrelated person, as well as interest, dividends, rents and royalties received from a related person that are allocable to income of such related person other than passive income. For purposes of these rules, Telewest would be considered to own the assets of and recognize the income of any corporations as to which it owns 25% or more of the value of their outstanding stock, in proportion to such ownership. If a foreign corporation is classified as a PFIC for any taxable year during which a United States Person owns stock in the foreign corporation, the foreign corporation generally remains thereafter classified as a PFIC with respect to that shareholder.

Section 1291(f) of the Code generally requires that, to the extent provided in the Regulations, a United States Person who disposes of stock of a PFIC recognizes gain notwithstanding any other provision of the Code. No final Regulations have been promulgated under this statute. Proposed Regulations were promulgated in 1992 with a retroactive effective date. If finalized in their current form, these regulations may require gain recognition by United States Persons exchanging Telewest Stock for common stock of New Telewest, if Telewest were classified as a PFIC at any time during such United States Person’s holding period in such Telewest Stock and such person had not made a timely election to treat Telewest as a qualified electing fund under Section 1295 of the Code. The tax on any such gain so recognized would be imposed at the highest rate applicable to ordinary income and an interest charge would apply based on a complex set of computational rules designed to offset the tax deferral to such holders of Telewest Stock on Telewest’s undistributed earnings. However, it is impossible to predict at this time whether, in what form, and with what effective date, final Regulations under Section 1291(f) will be adopted.

While Telewest believes that it is not and never has been a PFIC, Telewest has not undertaken an analysis to determine in each year of its existence whether or not it was PFIC. If Telewest’s belief is correct, then the Exchange should not be a taxable event for any US Holder based on an application of the PFIC rules. However, the determination of whether a foreign corporation is a PFIC is primarily a factual determination. Hence, the IRS might not agree that Telewest is or was not a PFIC.

Information Reporting and Backup Withholding Tax Relating to a Sale of Shares of New Telewest Common Stock on behalf of a US Holder

A US Holder of Telewest Stock that receives proceeds from a sale of shares of New Telewest common stock, including a sale of a fractional share of New Telewest common stock on its behalf, will generally be subject to information reporting and may be subject to backup withholding. Under the backup withholding rules, a US Holder of Telewest Stock that receives proceeds from a sale of shares of New Telewest common stock, including a sale of a fractional share of New Telewest common stock on its behalf, may be subject to backup withholding unless such US Holder (a) comes within certain exemption categories (which generally include corporations) and, when required, demonstrates that fact or (b) provides a correct taxpayer identification number and certifies under penalty of perjury that the taxpayer identification number is correct and that it is a United States Person. Backup withholding is not an additional tax, but merely an advance payment that may be refunded to the extent it results in an overpayment of tax, provided the requisite information is provided timely to the IRS.

US Federal Tax Consequences to Non-US Holders

US Federal Income Tax Consequences Relating to the Exchange

Non-US Holders should recognize no gain or loss in the Exchange, except to the extent of any cash received in respect of shares or fractional shares of New Telewest common stock as described above under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests.” The US federal income tax consequences of receiving cash in respect of a sale of New Telewest common stock, including the sale of a fractional share of New Telewest common stock, are discussed below under the heading “US Federal Income Tax Consequences to Non-US Holders—Gain on Disposition of New Telewest Common Stock.”

Distributions on New Telewest Common Stock

Cash and property distributions on New Telewest common stock generally will constitute dividends for US federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under US federal income tax principles. Dividends paid to Non-US Holders of New Telewest common stock that are not effectively connected with the conduct of a US trade or business by the Non-US Holder will be subject to US withholding tax at a 30% rate, or if a tax treaty applies, a lower rate specified by the treaty, unless at least 80% of New Telewest’s gross income from all sources for the previous three years (or, if shorter, the number of years that New Telewest has been in existence) consists of foreign source income attributable to the conduct of a trade or business outside the United States. Non-US Holders should consult their tax advisers regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a Non-US Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated US federal income tax rates and in the manner applicable to US Persons. In that case, New Telewest will not have to withhold US federal withholding tax if the Non-US Holder, prior to payment, complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

A Non-US Holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. As long as New Telewest common stock is traded on the Nasdaq or other established financial market, a Non-US Holder will not be required to provide a US taxpayer identification number to claim treaty benefits. However, in the case of common stock held by a foreign trust:

•	the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust,” or “foreign grantor trust” as defined in the Regulations; and

•	look-through rules will apply for foreign simple trusts and foreign grantor trusts.

A Non-US Holder that is eligible for a reduced rate of US federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate US income tax return with the IRS.

Gain on Disposition of New Telewest Common Stock

Except as described below and subject to the discussion below concerning backup withholding, a Non-US Holder generally will not be subject to US federal income tax on gain realized on a disposition of New Telewest common stock (including a sale of any fractional shares of New Telewest common stock as described above under the heading “The Financial Restructuring—Settlement Mechanics and Treatment of Fractional Share Interests”) unless:

•	the gain is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the Non-US Holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated US federal income tax rates and in the manner applicable to United States Persons and, if the Non-US Holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the Non-US Holder is an individual, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	New Telewest is or has been a “US real property holding corporation” for US federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-US Holder held New Telewest common stock.

Generally, a corporation is a “US real property holding corporation” if the fair market value of its “US real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “US real property holding corporation” generally will not apply to a Non-US Holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of New Telewest common stock, provided that New Telewest common stock was regularly traded on an established securities market. New Telewest believes that it has not been and is not currently, and New Telewest does not anticipate becoming in the future, a “US real property holding corporation” for US federal income tax purposes. However, no assurance can be given that New Telewest will not become a “US real property holding corporation.” Non-US Holders are urged to consult their tax advisers to determine the application of these rules to their dispositions of shares of New Telewest common stock.

Federal Estate Tax

New Telewest common stock owned or treated as owned by an individual who is a Non-US Holder at the time of death will be included in the individual’s gross estate for US federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to US federal estate tax.

Information Reporting and Backup Withholding Tax

Dividends paid to a Non-US Holder may be subject to information reporting and US backup withholding. A Non-US Holder will be exempt from information reporting and backup withholding tax if such Non-US Holder provides a Form W-8BEN certifying that it is a Non-US Holder or otherwise meets the documentary evidence requirements for establishing that it is a Non-US Holder or otherwise establishes an exemption.

The gross proceeds from the disposition of New Telewest common stock may be subject to information reporting and backup withholding. If a Non-US Holder sells its common stock outside the United States through a non-US office of a non-US broker and the sales proceeds are paid to such Non-US Holder outside the United States, then the US backup withholding and information reporting requirements generally will not apply to that payment. However, United States information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a Non-US Holder sells its New Telewest common stock through a non-US office of a broker that:

•	is a US person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for US tax purposes; or

•	is a foreign partnership, if at any time during its tax year:

º	one or more of its partners are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

º	the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that such Non-US Holder is a non-US person and various other conditions are met or such Non-US Holder establishes an exemption.

If a Non-US Holder receives a payment of the proceeds of a sale of New Telewest common stock to or through a United States office of a broker, the payment is subject to both United States backup withholding and information reporting unless such Non-US Holder, prior to payment, provides a properly completed Form W-8BEN certifying that it is a non-US person or otherwise establishes an exemption.

A Non-US Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its US federal income tax liability by timely filing a properly completed US income tax return with the IRS.

All certifications described above under the heading “—US Federal Income Tax Consequences to Non-US Holders” are subject to special rules with respect to reliance standards, under which certifications provided by Holders may not be relied on under certain circumstances (for example, if New Telewest, its paying agent or the broker had actual knowledge or reason to know that the certification is false).

MATERIAL UNITED KINGDOM TAX CONSEQUENCES

The comments below are of a general, non-exhaustive nature and, except where noted, they relate only to the position of Telewest shareholders who are resident or ordinarily resident in the United Kingdom for tax purposes and who will hold the shares of New Telewest common stock received pursuant to the Telewest scheme, or the CREST depositary interests, or CDIs, representing such shares of New Telewest common stock, beneficially as investments. The comments are based on UK law and what is understood to be current Inland Revenue practice as at the date of this shareholders’ circular and prospectus; such law and practice may be repealed, revoked or modified (possibly with retrospective effect) so as to result in UK tax consequences different from those set out below. The comments assume that New Telewest is managed and controlled solely in the United States. No representations are made regarding the UK tax consequences of the Financial Restructuring for any particular Telewest shareholder and you should consult your own tax advisers with respect to the possible UK tax consequences of receiving the shares of New Telewest common stock or CDIs.

Tax Consequences of Receiving Shares of New Telewest Common Stock or CDIs

The Inland Revenue has confirmed that the shares of New Telewest common stock or CDIs that you receive pursuant to the Telewest scheme will, together with any cash received in lieu of fractional entitlements, be treated as the consideration for a deemed part disposal of your Telewest shares for the purposes of UK taxation on chargeable gains. Such deemed part disposal may give rise to a chargeable gain or allowable loss, calculated by reference to the difference between (i) the market value of the shares of New Telewest common stock or CDIs received pursuant to the Telewest scheme plus any cash received in lieu of fractional entitlements, and (ii) a proportionate part of the base cost in your Telewest shares (calculated as set out below), and taking into account any indexation allowance (in the case of corporation taxpayers) or taper relief (in the case of other UK taxpayers).

Those shareholders who receive only cash in lieu of fractional entitlements will be treated as making a part disposal of their Telewest shares in consideration of that cash amount.

The proportionate part of the base cost in your Telewest shares which will be taken into account in computing any chargeable gain or allowable loss on the deemed part disposal shall be determined by applying the following fraction:

A
(A+B)

Where

A = the market value of your shares of New Telewest common stock or CDIs and/or any cash received in lieu of fractional entitlements; and

B = the market value of your Telewest shares immediately after the Telewest scheme of arrangement is implemented.

Accordingly, on the basis that no value is expected to be attributed to your Telewest shares immediately following implementation of the Telewest scheme of arrangement, this should result in all of your base cost in the Telewest shares being taken into account in computing the chargeable gain or allowable loss on the deemed part disposal. Any base cost so taken into account will not be available on any subsequent disposal or deemed disposal of any remaining interest in the Telewest shares (e.g., upon the making of a negligible value claim).

The UK Inland Revenue has confirmed that there will be no charge to income tax on the receipt of the shares of New Telewest common stock or CDIs.

You will not be required to pay stamp duty or stamp duty reserve tax on the receipt of the shares of New Telewest common stock or CDIs.

Notwithstanding that you will be treated as making a part disposal of your Telewest shares for a consideration equal to the market value of the New Telewest common stock or CDIs which you receive, you will have no base cost in the New Telewest common stock or CDIs. Accordingly, you may realize a chargeable gain on a sale of your New Telewest common stock or CDIs for market value following receipt. It is anticipated that, in the majority of cases, an allowable loss will arise on the deemed part disposal of your Telewest shares which is sufficient to shelter this chargeable gain, although this is dependent on the particular circumstances of each shareholder.

Negligible Value Claims in Relation to the Telewest Shares

You may be able to make a claim to the Inland Revenue that your Telewest shares have become of negligible value. On your claim being accepted, you will be treated as having disposed of your Telewest shares and reacquired them at the time of the claim or (subject to the conditions referred to below) at any earlier time specified in the claim, for a consideration of an amount equal to the value specified in the claim. Depending on whether you have any base cost remaining after the part disposal deemed to occur on receipt of the shares of New Telewest common stock or CDIs, which is considered unlikely (see above), this may enable you to realize a further loss for the purposes of UK taxation on chargeable gains. The deemed disposal and reacquisition will be treated as having been made at an earlier time than the time of making the claim provided that (i) you owned the shares at that earlier time, (ii) the shares were of negligible value at that earlier time and (iii) that earlier time is (in the case of corporation taxpayers) on or after the first day of the earliest accounting period ending not more than two years before the time of the claim or (in the case of other UK taxpayers) not more than two years before the beginning of the year of assessment in which the claim is made.

Use of Allowable Losses

Any allowable loss you realize in respect of a deemed disposal or part disposal of your Telewest shares will be set off against any chargeable gains you have realized in the year in which the disposal or deemed disposal is made, and, to the extent this is not possible, the capital loss can be carried forward and set against chargeable gains arising in subsequent years.

You should note that, if you are an individual, the amount of allowable loss will be set against any chargeable gains you have made in the relevant year of assessment before your annual exemption from capital gains tax (which is £7,900 for the 2003/4 tax year) for that year is taken into account. Accordingly, the benefit of the annual exemption would be lost save to the extent that the chargeable gains exceed the allowable losses.

Dividends

Holders of shares of New Telewest common stock or CDIs will, in general, be subject to UK income tax or corporation tax on the gross amount of dividends paid on the shares of New Telewest common stock. Dividends received by UK corporation taxpayers will be taxed at the prevailing corporation tax rate. An individual shareholder will generally be chargeable to income tax on dividends paid on the shares of New Telewest common stock at the Schedule F ordinary rate (currently 10%) or, to the extent that his or her income exceeds the threshold for higher-rate tax, at the Schedule F upper rate (currently 32.5%). Credit will be available against income or corporation tax for any US tax required to be deducted or withheld from the dividends, provided that such credit does not exceed the credit which would have been allowed had all reasonable steps been taken (such steps including any claims which could be made by the relevant holder under the terms of the double taxation agreement between the United States and the United Kingdom) to minimize such US tax.

Additional credits may be available to UK holders of shares of New Telewest common stock or CDIs who control directly or indirectly 10% or more of the voting power in New Telewest. Any such holders should consult their own tax advisers regarding the UK taxation of dividends received on the shares of New Telewest common stock.

UK Taxation on Chargeable Gains—Subsequent Disposals of Shares of New Telewest Common Stock or CDIs

A disposal (or deemed disposal) of shares of New Telewest common stock or CDIs by a shareholder who is either resident or, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom, or who in the case of an individual is not resident in the United Kingdom but carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the shares of New Telewest common stock or CDIs are attributable, may, depending on the shareholder’s circumstances and subject to any available exemptions and reliefs, give rise to a chargeable gain or an allowable loss for the purposes of the UK taxation of chargeable gains.

A shareholder who is an individual and who has, on or after March 17, 1998, ceased to be resident and ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of the shares of New Telewest common stock or CDIs during that period may be liable upon his return to UK capital gains tax arising during his period of absence (subject to any available exemptions or reliefs).

For a shareholder not within the charge to corporation tax, taper relief (which reduces a chargeable gain depending on the length of time for which an asset is held) may be available to reduce the amount of chargeable gain realized on a subsequent disposal. For a shareholder within the charge to corporation tax, indexation allowances should be available to reduce the amount of chargeable gain realized on a subsequent disposal (but not to increase or create any loss).

Stamp Duty and SDRT on Subsequent Transfers of Shares of New Telewest Common Stock or CDIs

No SDRT will be payable in respect of any transfer of, or agreement to transfer, the shares of New Telewest common stock or CDIs.

No stamp duty will be payable in respect of the paperless transfer of a CDI within CREST, or in respect of any other transfer of an interest in the shares of New Telewest common stock in dematerialized form, e.g., by way of book entry transfer through the DTC system. In practice, provided that any instrument of transfer is executed and retained outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will be payable in respect of transfers of the shares of New Telewest common stock.

EXPERTS

The consolidated financial statements of Telewest as of December 31, 2002 and December 31, 2001 and for each of the three years ended December 31, 2002 have been included in this shareholders’ circular and prospectus in reliance on the report of KPMG Audit plc, independent accountants, appearing elsewhere herein and upon the authority of said firm as experts in auditing and accounting.

The discussions included under the headings “Material United States Federal Tax Consequences” and “Material United Kingdom Tax Consequences” were prepared for Telewest and New Telewest by KPMG LLP, independent accountants, and have been included in this shareholders’ circular and prospectus upon the authority of said firm as experts in tax matters.

LEGAL MATTERS

Certain legal matters with respect to US law, including the validity of New Telewest common stock hereby registered, will be passed upon by Fried, Frank, Harris, Shriver & Jacobson, London, England. Certain legal matters with respect to US law will be passed upon on behalf of Telewest by Weil, Gotshal and Manges.

ADDITIONAL INFORMATION REQUIRED BY THE UNITED KINGDOM LISTING AUTHORITY

Responsibility Statement

The Telewest directors, whose names appear below, accept responsibility for the information contained in this shareholders’ circular and prospectus. To the best of the knowledge and belief of the Telewest directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Directors, Interests and Employment Agreements

Telewest Directors

The names and principal functions of the directors of Telewest are set out below:

Name	Position held
Anthony William Paul Stenham	Non-Executive Chairman
Charles James Burdick	Managing Director
Stephen Sands Cook	Group Strategy Director and General Counsel
Denise Patricia Byrne Kingsmill CBE	Non-Executive Director
William Anthony Rice	Non-Executive Director

The business address of each of the directors of Telewest is 160 Great Portland Street, London W1W 5QA.

Except as otherwise described in this shareholders’ circular and prospectus, the directors of Telewest perform no principal activities outside of Telewest where these are significant with respect to Telewest.

Directors’ and Others’ Interests

The beneficial interests in the share capital of Telewest of the directors of Telewest and of any person connected with them within the meaning of section 346 of the Companies Act 1985 which (i) have been notified to Telewest pursuant to sections 324 and 328 of the Companies Act 1985, or (ii) are required pursuant to section 325 of the Companies Act 1985 to be entered in the register of the Telewest directors’ interests maintained under that section, or (iii) are interests of persons connected with the directors of Telewest which would, if the connected person were a director of Telewest, be required to be notified under (i) and (ii) and the existence of which is known to, or could with reasonable due diligence be ascertained by, that Telewest director, as at          November 18, 2003 (being the latest practicable date prior to the publication of this shareholders’ circular and prospectus) were as follows:

Interests in Telewest Ordinary Shares

Telewest Director	Number of Telewest ordinary shares in which the director has a direct or indirect interest
Anthony Stenham	40,000
Charles Burdick	294,201
Stephen Cook	—
Denise Kingsmill	30,983
Anthony Rice	27,120

Total	392,304

Note:	As at November 18, 2003 (being the latest practicable date prior to the publication of this shareholders’ circular and prospectus), the Telewest 1994 Employees’ Share Ownership Plan Trust, which is a discretionary trust under which all employees of Telewest are potential beneficiaries, held a total of 666,256 Telewest ordinary shares. Each of the executive directors of Telewest is, for the purposes of the Companies Act 1985, regarded as being interested in all of the Telewest ordinary shares held by the trust in addition to their interests stated above.

Interests in the Notes

Director	Notes	Face Value of Notes in which the Director has a direct or indirect interest ($)

Charles Burdick	Senior Debentures due 2006	100,000

Total		100,000

Options of Telewest directors over Telewest ordinary shares under the Telewest 1995 (No.1) Executive Share Option Scheme, the Telewest 1995 (No.2) Executive Share Option Scheme, the Flextech 1995 Sharesave Scheme, the Flextech 1992 Approved Share Option Scheme, the Flextech 1995 Approved Share Option Scheme, the Flextech 1995 Unapproved Share Option Scheme, the Telewest 1995 Sharesave Scheme and the Flextech 1995 Sharesave Scheme

Director	Ordinary Shares under option	Exercise period	Exercise price (pence)

Anthony Stenham	10,977 [1]	02/01/04 – 07/31/04	88.3

Total	10,977

Charles Burdick	27,486 [2]	03/13/00 – 03/12/07	109.1
	800,542 [3]	03/13/00 – 03/12/07	108.7
	1,192,982 [3]	06/30/03 – 06/29/10	228.0
	583,333 [3]	06/07/04 – 06/06/11	120.0
	233,333 [3]	11/16/04 – 11/15/11	75.0

Total	2,837,676

Stephen Cook	982,456 [3]	06/30/03 – 06/29/10	228.0
	421,052 [3]	11/21/03 – 11/20/10	114.0
	10,977 [1]	02/01/04 – 07/31/04	88.3
	583,333 [3]	06/07/04 – 06/06/11	120.0
	233,333 [3]	11/16/04 – 11/15/11	75.0

Total	2,231,151

Notes:

1	Telewest 1995 Sharesave Scheme and Flextech 1995 Sharesave Scheme options.
2	Approved executive share options (subject to performance conditions).
3	Unapproved executive share options (subject to performance conditions).

The Telewest 1995 Long Term Incentive Plan

Director	Number of Ordinary Shares	Transfer dates

Charles Burdick	9	From 11/01/01
	66,112	From 03/20/02

Total	66,121

Note:	These Telewest ordinary shares have vested following the satisfaction of performance targets.

The Telewest Equity Participation Plan

Director	Number of Ordinary Shares	Transfer dates

Charles Burdick	40,390	From 03/22/02

Total	40,390

Note:	These Telewest ordinary shares have vested.

The Telewest 1995 Restricted Share Scheme

Director	Number of Ordinary Shares	Transfer dates

Charles Burdick	185,915	From 06/12/04

Total	185,915

Except as disclosed above, none of the directors of Telewest nor any person connected with them has any interest in the share capital of Telewest or any of its subsidiaries.

Telewest Directors’ Employment Agreements

No employment agreement between any Telewest director and Telewest or any subsidiary of Telewest has been entered into or varied since June 12, 2003, the date of the last annual general meeting of Telewest when all such agreements were made available for inspection, nor has any agreement or variation been proposed, with the exception of Stephen Cook’s employment agreement, which was amended on July 17, 2003, and details of which are set out below and the arrangements described above under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Directors and Executive Officers—Continuing Management”. Telewest’s annual report and accounts for the year ended December 31, 2002 contained summary details in respect of these agreements, with the exception of the amendment made to Stephen Cook’s employment agreement on July 17, 2003.

On July 17, 2003, Stephen Cook’s employment agreement was amended to provide that Mr. Cook is entitled to terminate his employment, with immediate effect, at any time within 90 days from the completion of the Financial Restructuring. If Mr. Cook were to terminate his employment in this manner, he would be entitled to one year’s salary, one year’s worth of benefits and a pro-rated portion of any bonus payable for the financial year in which the termination occurs.

Telewest Directors’ Interests in Transactions

No Telewest director has or has had any interest, direct or indirect, in any transactions which are or were unusual in their nature or conditions or are or were significant to Telewest’s business and that (i) were effected by Telewest or any subsidiary of Telewest during the current or immediately preceding financial year, or (ii) were effected by Telewest or any subsidiary of Telewest during an earlier financial year and that remain in any respect outstanding or unperformed.

Litigation

Other than as set out under the heading “The Business of Telewest—Legal Proceedings” in this shareholders’ circular and prospectus, neither Telewest nor any of its subsidiaries is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against them, which may have, or have had during the past twelve months, a significant effect on Telewest’s and its subsidiaries’ financial position.

Material contracts

Telewest

Except for the contracts described below, there have been no contracts entered into by any member of the Telewest group other than in the ordinary course of business (i) within the two years immediately preceding the publication of this shareholders’ circular and prospectus that are, or may be, material or (ii) that contain any provision under which any member of the Telewest group has any obligation or entitlement which is material to the group as at the date of this shareholders’ circular and prospectus:

(i)	The Relationship Agreement, entered into between Microsoft Corporation, Liberty Media International Inc., Liberty Holdings, Inc., Liberty UK, Inc. and Telewest on March 3, 2000, and amended as of May 18, 2001, provides, among other things:

(a)	that for so long as either Microsoft Corporation or Liberty Media holds 15% or more of Telewest’s issued share capital, the consent of Microsoft and Liberty Media must be obtained by Telewest before:

(aa)	making any material acquisition or disposal out of the ordinary course of business, including any transaction which would qualify as a Class 2 transaction for the purposes of the Listing Rules of the UK Listing Authority or which the Telewest directors intend, or are required, to announce;

(bb)	incurring any borrowings or indebtedness in excess of £50 million in aggregate (other than existing facilities) or granting any security interests in any assets which have a fair market value of £50 million or more (other than existing security interests);

(cc)	allotting or issuing shares or securities convertible into shares or granting options;

(dd)	appointing or removing the chief executive officer of Telewest; or

(ee)	increasing the number of directors holding office beyond 16;

(b)	that Liberty Media and Microsoft will vote their shares, and will cause any directors designated by them under Telewest’s articles of association to vote on any matter requiring Telewest board approval, in the manner that would most likely continue the status quo without materially increasing Telewest’s financial obligations or materially deviating from Telewest’s approved budget and business plan;

(c)	that any proposed transfers of Telewest ordinary shares or Telewest limited voting shares by Microsoft or Liberty Media (other than intra-group transfers) will be subject to rights of first refusal in favor of the other and rights of first offer as between Microsoft and Liberty Media in the event of certain changes of control of Microsoft or Liberty Media;

(d)	for certain anti-dilution provisions in favor of Microsoft and Liberty Media entitling the relevant shareholder to subscribe (at the time of the dilutive issue) for additional newly issued shares to the extent that such subscription does not result in a change of control for the purposes of Telewest’s notes, in which event the relevant shareholder shall have the right to subscribe for the balance in Telewest limited voting shares;

(e)	for certain non-compete provisions such that changes to the scope of Telewest’s business require the consent of Microsoft and Liberty Media; and

(f)	that prior to the purchase of any Telewest shares from a third party, Microsoft and Liberty Media shall notify Telewest and, prior to such purchase, redesignate sufficient number of their Telewest ordinary shares into Telewest limited voting shares;

(ii)	A sale and purchase agreement dated November 1, 2000 between Telewest and Deutsche Telekom AG relating to the sale and purchase of the entire issued share capital of Eurobell (Holdings) PLC. The terms of the Eurobell sale and purchase agreement provided that Telewest would pay an initial and deferred consideration to Deutsche Telekom AG in the form of 5% Accreting Convertible Notes on the terms and in the amounts described below. Upon completion of the transaction, Telewest issued an Accreting Convertible Note in the sum of £220 million to Deutsche Telekom AG in consideration for the transfer of:

(aa)	the entire issued share capital of Eurobell (£71.7 million);

(bb)	the assignment of an inter-company loan previously owed by Eurobell to Deutsche Telekom AG (£128.3 million); and

(cc)	a cash payment remitted to Eurobell by Deutsche Telekom AG following the acquisition (£20 million).

On January 15, 2001, Deutsche Telekom AG remitted a further cash payment to Eurobell in the sum of £30 million and Telewest issued an additional Accreting Convertible Note to Deutsche Telekom AG in the sum of £30 million. In addition, pursuant to the terms of the Eurobell sale and purchase agreement, Telewest agreed to pay to Deutsche Telekom AG a further amount as deferred consideration conditional upon the turnover of Eurobell for the year ended December 31, 2000 exceeding a target amount. An additional Accreting Convertible Note was issued to Deutsche Telekom AG on April 2, 2001 by Telewest in the amount of £3.5 million in respect of this deferred consideration;

(iii)	5% Accreting Convertible Notes due 2003 were issued by Telewest in favor of Deutsche Telekom AG in three separate notes dated November 1, 2000, January 15, 2001 and April 2, 2001 of aggregate principal amount of £253.5 million. The notes were issued in exchange for the purchase of the entire share capital of Eurobell (Holdings) plc. The Accreting Convertible Notes were cancelled and reissued on May 30, 2003, in connection with a transfer by Deutsche Telekom to several investment funds and, in connection with such transfer, the holders’ right to convert the notes into Telewest ordinary shares was terminated. Telewest received no consideration for the transfer other than termination of the conversion right. Telewest was obliged to pay the accreted value of the Accreting Convertible Notes in cash at the maturity date, being November 1, 2003; however, Telewest defaulted on such payment and such claims will be compromised in the Financial Restructuring;

(iv)	On March 16, 2001, Telewest Communications Networks Limited, referred to herein as TCN, and Telewest Finance Corporation, as borrowers, and certain subsidiaries and associated partnerships of TCN entered into the existing senior secured credit facility. The credit facilities contemplated under the existing senior secured credit facility totalled £2,250 million, comprising £2,000 million of term credit, revolving credit and ancillary credit facilities made available by a syndicate of banks and financial institutions and a term credit facility of up to the US dollar equivalent of £250 million to be made available by institutional investors that acceded to the existing senior secured credit facility on or after the date of its execution. The proceeds of the facilities were used in part to prepay the indebtedness outstanding under the loan agreement entered into by TCN dated May 17, 1999 and the loan agreement entered into by Flextech dated January 25, 2000 (as amended and restated on April 11, 2000) and thereafter to finance general corporate purposes and working capital requirements of TCN and all its subsidiaries, subsidiary undertakings and associated partnerships from time to time.

On October 17, 2001, Telewest announced that GE Capital Structured Finance Group Limited, an affiliate of GE Capital, had agreed to make available £125 million as part of the additional £250 million institutional investor facility. In addition, on March 12, 2002, Telewest announced that Newcourt Capital (UK) Ltd., a subsidiary of CIT Group Inc., had agreed to make available a further £20 million of institutional funding as part of the £250 million institutional investor facility.

Indebtedness under the existing senior secured credit facility is secured by the assets of TCN and certain of its subsidiaries and associated partnerships, including security interests over partnership interests and shares of subsidiaries. The credit facilities (other than the institutional investor facilities) bear interest at a rate determined by reference to LIBOR plus a margin of between 0.5% and 2.00% per annum (depending on the ratio of indebtedness of TCN and its subsidiaries to quarterly annualized consolidated net operating cash flow of TCN and its subsidiaries from time to time). The institutional investor facilities bear interest at a rate determined by reference to LIBOR plus a margin of up to 4.00%. The terms of the existing senior secured credit facility require compliance by TCN and certain of its subsidiaries and associated partnerships with the financial and other covenants (including restrictions on the making of disposals, incurrence of indebtedness and acquisitions) in the existing senior secured credit facility. Failure to comply with those covenants could result in all amounts outstanding thereunder becoming immediately due and payable;

(v)	An International Swap Dealers Association, Inc. (ISDA) Master Agreement, and the schedule thereto, each dated as of July 11, 2001 between Telewest Communications Holdco Limited, or TCH, and Toronto-Dominion Bank relating to an equity swap transaction between Toronto-Dominion Bank and TCH. The equity swap transaction was secured by means of a legal charge granted by Flextech Investments (Jersey) Limited, or FIJL, in favor of Toronto-Dominion Bank over 55% of the ordinary shares in the capital of SMG plc held by Dominbank Nominees Limited on behalf of FIJL and originally provided for a maturity period of one year. The loan maturity period was extended in July 2002 by agreement between Telewest and Toronto Dominion Bank and was due to expire on January 13, 2003;

(vi)

A termination agreement dated October 18, 2002 between Telewest Communications Holdco Limited, Telewest, The Toronto-Dominion Bank, London Branch, Flextech Investments (Jersey) Limited and Salomon Brothers U.K. Equity Limited providing for the termination of, and repayment of the outstanding principal amount plus accrued interest (up to a maximum of approximately £26.3 million) under, an equity swap transaction and the release of related security interests;

(vii)	A sale agreement dated November 6, 2002 between Flextech Investments (Jersey) Limited, Telewest and Salomon Brothers U.K. Equity Limited relating to the sale of approximately 53 million ordinary shares held by Flextech Investments (Jersey) Limited, or the SMG Shares, in the capital of SMG. Amounts owing under the equity swap transaction were secured by means of a legal charge over the SMG Shares prior to the repayment of the outstanding amounts and the release of security. The terms of the sale agreement provided that Salomon Brothers U.K. Equity Limited would procure purchasers for the SMG Shares at a price of 85 pence per SMG share, for a total of approximately £45.1 million, in aggregate. The sale of the SMG Shares was completed on November 11, 2002. Telewest paid Citigroup 1% of the gross proceeds of the sale of the SMG Shares;

(viii)	Voting agreements dated , 200 between Telewest, Telewest Jersey and certain holders of Telewest’s notes and debentures (the “Consenting Noteholders”) in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for the Consenting Noteholders undertaking, among other things (i) to vote in favor of the relevant scheme of arrangement; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any notes or debentures except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreements provide that the undertakings of each Consenting Noteholder shall terminate (unless waived by the Consenting Noteholder) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before March 15, 2004; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the amended senior secured credit facility. The voting agreements supersede the terms of a term sheet entered into by the Consenting Noteholders, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring. These agreements are further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Noteholder Voting Agreements;”

(ix)

A voting agreement dated                  , 200         between Telewest, Telewest Jersey, New Telewest and Liberty Media in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring, and Telewest undertakes to pay Liberty immediately upon posting of the public documents in respect of the Telewest scheme all fees and expenses incurred by Liberty in an amount as to £1.2 million, in consideration for Liberty Media undertaking, among other things (i) to vote in favour of the relevant scheme of arrangement; (ii) to vote in favor of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (iii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; (iv) not to sell any notes, debentures or shares except to a person who also enters into a written undertaking to be bound by the terms of the voting agreement; (v) to grant Telewest the required consent under the relationship agreement; and (vi) to terminate the relationship agreement with Telewest. The voting agreement provides that the undertakings of Liberty shall terminate (unless waived by Liberty) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before March 15, 2004; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the amended senior secured credit facility. The voting agreement supersedes the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring.

The voting agreement also contains a covenant that New Telewest will not take certain actions in respect of a number of companies in the Telewest group that may cause Liberty to breach a US ‘gain recognition’ agreement and therefore become liable to taxation in the US. This agreement is further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements—Liberty Media;”

(x)	A termination agreement dated , 200 between Telewest, Liberty Media International, Inc., Liberty UK Holdings, Inc., and Liberty UK, Inc. providing for the termination of a relationship agreement between the parties, conditional upon the Telewest scheme becoming effective;

(xi)	A voting agreement dated , 200 between Telewest, Telewest Jersey and IDT Corporation in connection with the Financial Restructuring pursuant to which Telewest and Telewest Jersey undertake to take all acts reasonably necessary to effect the Financial Restructuring in consideration for IDT undertaking, among other things (i) to vote in favour of the shareholders’ resolution necessary to complete the Financial Restructuring and the shareholders’ resolutions necessary to authorize the shareholders’ voluntary liquidation of Telewest; (ii) not to take certain actions that could prejudice the successful completion of the Financial Restructuring; and (iii) not to sell any shares except to a person who enters into a written undertaking to be bound by the terms of the voting agreement. The voting agreement provides that the undertakings of IDT shall terminate (unless waived by IDT) if, among other things, (i) the Telewest and Telewest Jersey schemes fail to become effective by the later of March 31, 2004 or 60 days after the date of any vote by creditors to approve the Telewest scheme and the Telewest Jersey schemes, subject to that vote occurring on or before March 15, 2004; (ii) Telewest, or any administrator appointed in respect of Telewest, or Telewest Jersey either withdraws the Telewest scheme or the Telewest Jersey schemes or does not confirm upon request its intention to continue with and recommend the Financial Restructuring; or (iii) there has been a material change to the Telewest scheme, the Telewest Jersey schemes, or the amended senior secured credit facility. The voting agreement supersedes the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring. This agreement is further described under the heading “The Financial Restructuring—Interests of Certain Persons in the Financial Restructuring—Noteholders and Shareholders—Shareholder Voting Agreements—Liberty Media;”

(xii)	The Transfer Agreement dated , 200 between Telewest, New Telewest and Telewest UK providing for the transfer of substantially all of the assets of Telewest (including the shares in TCN and Telewest’s other operating companies, but excluding the shares in Telewest Jersey and the subscriber shares in New Telewest) to Telewest UK in consideration for Telewest UK assuming responsibility for the satisfaction of all the debts, obligations and liabilities of Telewest, except those compromised pursuant to the Telewest scheme, and allotting and issuing shares to New Telewest. Conditional on the Telewest scheme becoming effective, New Telewest will allot and issue shares to an escrow agent for distribution in accordance with the terms of the Telewest and the Telewest Jersey schemes. Pursuant to the Transfer Agreement, Telewest UK will also indemnify Telewest and Telewest Jersey in respect of all their respective existing or future liabilities, other than certain liabilities which are to be covered by a cash amount to be held in trust by Telewest. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Transfer Agreement;”

(xiii)

A commitment letter (subject to conditions) dated                  , 200         between Telewest, TCN and the Senior Lenders setting out the terms and conditions on which the Senior Lenders confirm that they are prepared to make available to TCN the amended senior secured credit facility, subject to the execution of the amended senior secured credit facility, pursuant to which Telewest and TCN undertake that, among other things (i) TCN will not make any further drawings under the existing senior secured credit facility; (ii) TCN will not make, or fund the making of, any payments in respect of principal and cash interest that is owing, or may become owing, in respect of the notes and debentures of Telewest and Telewest Jersey; (iii) that for the duration of the existing senior secured credit facility neither TCN nor any of its subsidiaries will make certain payments restricted under the existing senior secured credit facility; (iv) to provide the Senior Lenders with a copy of each proposed public announcement in respect of the Financial Restructuring prior to the announcement and in certain circumstances to obtain their consent prior to making such announcement; and (v) to supply the Senior Lenders with any material information relating to the Financial Restructuring, Telewest or any of its subsidiaries no later than two banking days after receipt or delivery of the request for information by Telewest (including any material exchanged between Telewest or any of its subsidiaries and a creditor, shareholder or any other strategic investor). The commitment letter provides that the Senior Lenders holding at least two-thirds in value of the total commitments may terminate the Senior Lenders’ obligations under the commitment letter to provide the facilities under the terms of the proposed amended senior secured credit facility upon notice to Telewest and TCN of the occurrence of one or more events, including, among others, (i) the Telewest and Telewest Jersey schemes failing to become effective on or before               , 2004; (ii) Telewest withdrawing the Telewest scheme or the Telewest Jersey schemes or not confirming upon request its intention to continue with and recommend the Financial Restructuring or there is a material change in the terms of the Telewest scheme or Telewest Jersey schemes; or (iii) any event occurs which has a material adverse change to the business plan of Telewest or a material adverse change to the assets, liabilities, business or prospects of Telewest. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—The Amended Senior Secured Credit Facility Commitment Letter;”

(xiv)	Swap settlement agreements dated , 200 between Telewest, TCN and each of The Royal Bank of Scotland, JP Morgan, The Bank of New York and Credit Agricole Indosuez pursuant to which all of the outstanding liabilities under the existing swap agreements will be discharged on the date that the Telewest scheme becomes effective in consideration for TCN entering into a £1 billion notional amount fixed-for-floating interest rate swap for a period of three years, set at a 90 basis point premium over a market-based swap rate. In addition, the swap counterparties will agree not to bring any legal action against Telewest in relation to the existing swap agreements. These agreements are further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xv)	A waiver agreement (subject to conditions) dated , 200 between Telewest, TCN, Royal Bank Leasing Limited and Royal Bank of Scotland (Industrial Leasing) Limited (together RB Leasing), pursuant to which RB Leasing waives the breaches of terms of the RB Leases including those that have arisen, or that may arise as a result of the Financial Restructuring in consideration for Telewest agreeing to (i) a reduced term in respect of the RB Leases with TCN; (ii) an increase in the margin on the RB Leases; (iii) the amendment of the rental profile on each RB Lease to include a balloon rental to fully amortize RB Leasing’s investment in each RB Lease; (iv) the payment of a default waiver fee of 1.25% on the capital amount outstanding on all of the RB Leases; and (v) the payment by TCN of a supplementary rental in an amount of approximately £568,000 on September 30, 2006 in respect of the RB Leases. The total value of consideration provided by Telewest and TCN is approximately £• million. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xvi)

A litigation release agreement dated                  , 200         between Telewest, certain of its officers, directors and affiliates (including Liberty Media and IDT) and a group of plaintiffs consisting of Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management, LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P., and Qwest Occupational Health Trust pursuant to which, conditional upon the Telewest scheme becoming effective, claims made by one or more of the plaintiffs in actions in the United States against Telewest, its directors and certain former officers and a Liberty Media affiliate are settled, the parties covenant not to sue each other and to fully, finally and forever release each other from any and all claims arising out of, relating to, or in connection with Telewest or any of its shares, debentures or derivative agreements. This agreement is further described under the heading “The Financial Restructuring—Structure of the Financial Restructuring—Settlement Agreements;”

(xvii)	The Term Sheet dated September 12, 2003 among Telewest, Telewest Jersey, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media and IDT relating to the terms of the Financial Restructuring. The various voting agreements supersede the term sheet, except with respect to, among other things, (i) the review of New Telewest’s management practices and team, (ii) the due diligence reviews of Telewest and New Telewest by certain of the Consenting Noteholders, and (iii) the payment of fees and expenses of the Consenting Noteholders incurred in connection with the Financial Restructuring;

(xviii)	On , 2003, TCN entered into a commitment letter (subject to conditions) with the Senior Lenders with respect to the proposed amended senior secured credit facility. Assuming that none of the termination events to the commitment letter occur, the proposed amended senior secured credit facility will come into effect on the effective date of the Telewest scheme subject to the satisfaction by TCN of various conditions precedent to effectiveness, one of which is the Telewest scheme becoming effective. The proposed amended senior secured credit facility will amend and restate in its entirety the existing senior secured credit facility. The only other consideration paid by TCN in connection with the new agreement is the payment by TCN of a fee of 1.5% of the committed amount payable.

The proposed amended senior secured credit facility will provide TCN (as borrower) with committed credit facilities of £2,030 million in aggregate together with uncommitted credit facilities of £125 million in aggregate. Of the committed credit facility, £1,885 million will mature on December 31, 2005 and £145 million will mature on June 30, 2006. Of the uncommitted facility, £20 million will be freely available to TCN and £125 million will be available to be drawn by TCN only with the prior written consent of the Senior Lenders holding at least two-thirds in value of the total commitments. The facilities contemplated to be made available to TCN under the proposed amended senior secured credit facility will be secured by the security interests already existing in relation to the existing senior secured credit facility, namely, the assets of TCN. This agreement is further described under the heading “Proposed Amended Senior Secured Credit Facility;” and

(xix)	On November 25, 2003, Telewest entered into a letter agreement with New Telewest pursuant to which it agreed, through the effective date of the Financial Restructuring, to contribute or otherwise supply sufficient funds to New Telewest to enable it to meet any claims (including, without limitation, claims for reimbursement of expenses) to indemnify its directors and officers under its certificate of incorporation and by-laws and under any contractual agreement with such directors and executive officers disclosed in, or contemplated by the transactions described in, this shareholders’ circular and prospectus.

Significant changes

Telewest

There has been no significant change in the financial or trading position of Telewest and its subsidiaries since September 30, 2003 (being the end of the last financial period for which unaudited financial statements were published).

Consents

KPMG has given and not withdrawn its written consent to the issue of this shareholders’ circular and prospectus with the inclusion in it of its name and report and references to them, in the form and context in which they appear.

Citigroup Global Markets Limited has given and not withdrawn its written consent to the issue of this shareholders’ circular and prospectus with the references to its name in the form and context in which they appear.

Gleacher Shacklock Limited has given and not withdrawn its written consent to the issue of this shareholders’ circular and prospectus with the references to its name in the form and context in which they appear.

Financial information

The financial information contained in this shareholders’ circular and prospectus does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The statutory accounts of Telewest for the three years ended December 31, 2002 have been delivered to the Registrar of Companies. The auditor of Telewest made reports under section 235 of the Companies Act 1985 in respect of each set of statutory accounts and each report was an unqualified report and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Documents available for inspection

Copies of the following documents will be available for inspection at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS and at the registered office of Telewest during usual business hours on any weekday (Saturday and public holidays excepted) from the date of mailing of this shareholders’ circular and prospectus until the date of the extraordinary general meeting:

(i)	the memorandum and articles of association of Telewest;

(ii)	the Certificate of Incorporation and By-Laws of New Telewest;

(iii)	the instruments evidencing Telewest’s notes and debentures;

(iv)	the rules of the Telewest 1995 (No. 1) Executive Share Option Scheme, The Telewest 1995 (No. 2) Executive Share Option Scheme, the Telewest 1995 Restricted Share Scheme, the ESOP, the Telewest 1995 Sharesave Scheme, the Telewest 1995 Long Term Incentive Plan, the Telewest Equity Participation Plan, the Flextech 1995 Sharesave Scheme, the Flextech 1992 Approved Share Option Scheme, the Flextech 1995 Approved Share Option Scheme, the Flextech 1995 Unapproved Share Option Scheme and the Flextech 1995 Sharesave Scheme;

(v)	the material contracts referred to above;

(vi)	the Telewest directors’ employment agreements and the non-executive Telewest Directors’ letters of appointment;

(vii)	the written consents referred to above;

(viii)	the consolidated audited accounts of Telewest for each of the two financial years ended December 31, 2001 and 2002;

(ix)	the unaudited condensed consolidated accounts of Telewest for the nine months ended September 30, 2003;

(x)	the Explanatory Statement; and

(xi)	this shareholders’ circular and prospectus.

AUDITED CON SOLIDATED FINANCIAL STATEMENTS

Auditor’s Report

to the board of directors and shareholders of Telewest Communications plc

We have audited the accompanying consolidated balance sheets of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements on pages F-3 to F-34 present fairly, in all material respects, the financial position of Telewest Communications plc and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the financial statements, the Group is undergoing financial restructuring and this raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to the restructuring are also described in note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in note 3 to the consolidated financial statements, the Group adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets, in 2002.

As discussed in note 3 to the consolidated financial statements, the Group changed its method of accounting for derivative instruments and hedging activities in 2001.

KPMG Audit Plc

Chartered Accountants

Registered Auditor

London, England

March 26, 2003

Consolidated Statements of Operations

years ended December 31

		(Note 2)
		2002	2002	2001	2000
	Notes	$ million	£ million	£ million	£ million

Revenue
Cable television		541	336	329	279
Consumer telephony		797	495	488	445
Internet and other		101	63	40	16

Total Consumer Division		1,439	894	857	740
Business Services Division		455	283	268	248

Total Cable Division		1,894	1,177	1,125	988
Content Division		171	106	129	81

Total revenue		2,065	1,283	1,254	1,069

Operating costs and expenses
Consumer programming expenses		206	128	142	132
Business and consumer telephony expenses		351	218	235	235
Content expenses		113	70	83	46
Depreciation		797	495	469	423
Impairment of fixed assets		1,353	841	—	—

Cost of sales		2,820	1,752	929	836
Selling, general and administrative expenses		846	526	497	445
Amortization of goodwill		—	—	183	147
Impairment of goodwill		2,326	1,445	766	—

		5,992	3,723	2,375	1,428

Operating loss		(3,927)	(2,440)	(1,121)	(359)
Other income/(expense)
Interest income (including £12 million, £15 million and £15 million in 2002, 2001 and 2000, respectively, from related parties)	21	30	19	15	15
Interest expense (including amortization of debt discount)		(829)	(515)	(487)	(385)
Foreign exchange gains/(losses), net		343	213	—	(15)
Share of net losses of affiliates and impairment		(190)	(118)	(216)	(15)
Other, net		58	36	(3)	(3)
Minority interests in losses of consolidated subsidiaries, net		2	1	1	1

Loss before income taxes		(4,513)	(2,804)	(1,811)	(761)
Income tax benefit	16	45	28	70	6

Net loss		(4,468)	(2,776)	(1,741)	(755)

Basic and diluted loss per ordinary share		$(1.56)	£(0.97)	£(0.60)	£(0.28)
Weighted average number of ordinary shares outstanding (millions)		2,873	2,873	2,880	2,705

All income is derived from continuing operations.

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

years ended December 31

		(Note 2)
		2002	2002	2001
	Notes	$ million	£ million	£ million

Assets
Cash and cash equivalents		628	390	14
Secured cash deposits restricted for more than one year	20	19	12	20
Trade receivables (net of allowance for doubtful accounts of £12 million and £16 million)	11	193	120	116
Other receivables	8	110	68	112
Prepaid expenses		43	27	33

Total current assets		993	617	295
Investment in affiliates, accounted for under the equity method, and related receivables	9	605	376	547
Property and equipment (less accumulated depreciation of £3,196 million and £1,873 million)	10	4,182	2,598	3,473
Goodwill (less accumulated amortization of £2,593 million and £1,148 million)	5	719	447	1,892
Inventory	13	45	28	67
Other assets (less accumulated amortization of £65 million and £47 million)	12	65	40	58

Total assets		6,609	4,106	6,332

Liabilities and shareholders’ funds
Accounts payable		177	110	109
Other liabilities	14	1,016	631	524
Debt repayable within one year	15	5,878	3,652	—

Total current liabilities		7,071	4,393	633
Deferred tax	16	137	85	113
Debt	15	2,894	1,798	4,897
Capital lease obligations		328	204	238

Total liabilities		10,430	6,480	5,881

Minority interests		(2)	(1)	—

Shareholders’ (deficit)/equity
Ordinary shares, 10 pence par value; 4,300 million authorized; 2,873 and 2,886 million issued in 2002 and 2001 respectively		462	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million authorized and 82 million and 63 million outstanding in 2002 and 2001 respectively		13	8	8
Additional paid in capital		6,797	4,223	4,224
Accumulated deficit		(11,073)	(6,880)	(4,104)
Accumulated other comprehensive (loss)/income	19	(18)	(11)	37

		(3,819)	(2,373)	452
Ordinary shares held in trust for the Telewest
Restricted Share Scheme and the Telewest Long-Term
Incentive Plan		—	—	(1)

Total shareholders’ (deficit)/equity		(3,819)	(2,373)	451

Total liabilities and shareholders’ equity		6,609	4,106	6,332

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

years ended December 31

	(Note 2)
	2002	2002	2001	2000
	$ million	£ million	£ million	£ million

Cash flows from operating activities
Net loss	(4,468)	(2,776)	(1,741)	(755)
Adjustments to reconcile net loss to net cash provided/(utilized) by operating activities
Depreciation	797	495	469	423
Impairment of fixed assets	1,353	841	—	—
Amortization of goodwill	—	—	183	147
Impairment of goodwill	2,326	1,445	766	—
Amortization of deferred financing costs and issue discount on Senior Discount Debentures	166	103	99	147
Deferred tax credit	(45)	(28)	(70)	—
Unrealized (gain)/loss on foreign currency translation	(343)	(213)	(10)	20
Non-cash accrued share based compensation (credit)/cost	(2)	(1)	1	5
Share of net (profits)/losses of affiliates and impairment	(16)	(10)	216	15
Loss on disposal of assets	148	92	4	—
Minority interests in losses of consolidated subsidiaries	—	—	(1)	(1)
Changes in operating assets and liabilities net of effect of acquisition of subsidiaries
Change in receivables	31	19	25	(8)
Change in prepaid expenses	10	6	6	(19)
Change in accounts payable	27	17	3	(2)
Change in other liabilities	157	98	62	70
Change in other assets	24	15	1	(46)

Net cash provided/(utilized) by operating activities	165	103	13	(4)

Cash flows from investing activities
Cash paid for property and equipment	(721)	(448)	(548)	(527)
Cash paid for acquisition of subsidiaries, net of cash acquired	—	—	(6)	(24)
Additional investments in and loans to affiliates	—	—	(26)	(10)
Repayment of loans made to joint ventures (net)	14	9	9	3
Proceeds from disposal of assets	2	1	2	2
Disposal of subsidiary undertaking, net of cash disposed	23	14	8	—
Disposal of associate undertaking, net of cash disposed	95	59	—	—

Net cash used in investing activities	(587)	(365)	(561)	(556)

Cash flows from financing activities
Proceeds from exercise of share options	—	—	6	3
Share issue costs	—	—	—	(13)
Proceeds from issue of Senior Discount Notes and Senior Notes 2010	—	—	—	544
Proceeds from issue of Senior Convertible Notes 2005	—	—	—	330
Proceeds from issue of Accreting Convertible Notes 2003	—	—	30	20
Issue costs of Notes and credit facility arrangement costs	—	—	(41)	—
Net proceeds from maturity of forward contracts	122	76	—	107
Release/(placement) of restricted deposits	13	8	(8)	—
Repayments from borrowings under old credit facilities	(3)	(2)	(824)	(141)
Repayment of SMG equity swap	(53)	(33)	—	—
Proceeds/(repayment) from borrowings under new credit facility	1,030	640	1,393	(260)
Capital element of finance lease repayments	(82)	(51)	(54)	(35)

Net cash provided by financing activities	1,027	638	502	555

Net increase/(decrease) in cash and cash equivalents	605	376	(46)	(5)
Cash and cash equivalents at beginning of year	23	14	60	65

Cash and cash equivalents at end of year	628	390	14	60

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Shareholders’ Equity/(Deficit) and

Comprehensive Loss

	Ordinary	Limited	Shares	Additional	Other	Accumulated	Total
	shares	voting	held in	paid-in	comprehensive	deficit
		shares	trust	capital	loss
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at December 31, 1999	228	6	(2)	2,328	—	(1,608)	952
Ordinary shares issued on exercise of share options	—	—	—	3	—	—	3
Shares issued to acquire Flextech Plc net of issue costs	60	—	—	1,873	—	—	1,933
Accrued share based compensation cost	—	—	—	5	—	—	5
Unrealised gain on deemed disposal of shares in an affiliate	—	—	—	7	—	—	7
Net loss	—	—	—	—	—	(755)	(755)

Balance at December 31, 2000	288	6	(2)	4,216	—	(2,363)	2,145
Unrealised gain/(loss) on derivative financial instruments:
Cumulative effects of accounting change	—	—	—	—	(16)	—	(16)
Amounts reclassified into earnings	—	—	—	—	(5)	—	(5)
Current period increase in fair value	—	—	—	—	57	—	57
Net loss	—	—	—	—	—	(1,741)	(1,741)

Total comprehensive loss							(1,705)
Unrealised gain on deemed partial disposal of investment	—	—	—	—	1	—	1
Ordinary shares issued on exercise of share options	1	—	1	6	—	—	8
Gain on retranslation of investment in an overseas subsidiary	—	—	—	1	—	—	1
Redesignation of ordinary shares	(2)	2	—	—	—	—	—
Accrued share based compensation cost	—	—	—	1	—	—	1

Balance at December 31, 2001	287	8	(1)	4,224	37	(4,104)	451
Unrealised gain/(loss) on derivative financial instruments:
Amounts reclassified into earnings	—	—	—	—	(48)	—	(48)
Net loss	—	—	—	—	—	(2,776)	(2,776)

Total comprehensive loss							(2,824)
Accrued share based compensation (credit)/cost	—	—	1	(1)	—	—	—

Balance at December 31, 2002	287	8	—	4,223	(11)	(6,880)	(2,373)

There was no other comprehensive income in the year ended December 31, 2000.

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

1    ORGANIZATION AND HISTORY

Telewest Communications plc (“the Company”) and its subsidiary undertakings (together “the Group”) provide cable television, telephony and internet services to business and residential customers in the United Kingdom (“UK”). The Group derives its cable television revenues from installation fees, monthly basic and premium service fees and advertising charges. The Group derives its telephony revenues from connection charges, monthly line rentals, call charges, special residential service charges and interconnection fees payable by other operators. The Group derives its internet revenues from installation fees and monthly subscriptions to its ISP. The cable television, telephony and internet services account in 2002 for approximately 26%, 61% and 5%, respectively, of the Group’s revenue.

The Group is also engaged in broadcast media activities, being the supply of entertainment content, interactive and transactional services to the UK pay-TV broadcasting market. The Content Division accounts in 2002 for approximately 8% of the Group’s revenue.

2    BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Group’s significant estimates and assumptions include capitalisation of labor and overhead costs; impairment of goodwill and long-lived assets (see note 5); and accounting for debt and financial instruments (see note 4). Actual results could differ from those estimates.

The financial statements are prepared on a going concern basis, which the directors believe to be appropriate for the following reasons:

Following the directors’ decision on September 30, 2002 not to pay the interest on certain of the Group’s bonds and other hedging instruments, the Group is now in default of a majority of its bonds and its Senior Secured Facility.

These liabilities are now due for repayment in full and the Group is negotiating with its bondholder creditors and bank facility creditors to effect a reorganization of the Group’s debt. This will involve, among other things, the conversion of bond debt to equity and the renegotiation of existing bank facilities. The directors believe the amended facilities will provide the Group with sufficient liquidity to meet the Group’s funding needs after completion of the Financial Restructuring. Further details of the planned Financial Restructuring are included in note 22.

In order for the Financial Restructuring to be effective, the Scheme Creditors need to approve the plans by the relevant statutory majority. In addition, the Group’s shareholders need to approve the proposed share capital reorganization.

The directors are of the opinion that the status of negotiations of the financial restructuring will lead to a successful outcome and that this is sufficient grounds for issuing the annual financial statements under the assumption of going concern.

The effect on the financial statements as presented, of the going concern basis of preparation being inappropriate, is principally that the book value of tangible fixed assets and investments would be restated from their present value in use to a net realizable value. Whilst the directors believe that the net realizable values would be lower than the current value in use there is insufficient information available for the directors to quantify the difference.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The Group faces the following significant risks and uncertainties about:

•	its continued ability to raise finance to fund its operations;

•	its successful execution of its long term business plan, which in turn will affect the Group’s ability to raise further finance under the Senior Secured Facility (see note 15); and

•	the need to meet financial and other covenants relating to debt instruments which have already been issued.

The economic environment and currency in which the Group operates is the United Kingdom and hence its reporting currency is Pounds Sterling (£). Certain financial information for the year ended December 31, 2002 has been translated into US Dollars ($), with such US Dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6095 =£1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

3    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated upon consolidation. All acquisitions have been accounted for under the purchase method of accounting. Under this method, the results of subsidiaries and affiliates acquired in the year are included in the consolidated statement of operations from the date of acquisition.

Impairment of long lived assets and goodwill

The Group applies Statement of Financial Accounting Standard (“SFAS”) No. 144, Accounting for the Impairment or disposal of Long-Lived Assets. The Group adopted, from January 1, 2002 SFAS 144 which requires that long-lived assets and certain identifiable intangibles, including goodwill, to be held and used by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indications of impairment are determined by reviewing undiscounted projected future cash flows. If impairment is indicated, the amount of the impairment is the amount by which the carrying value exceeds the fair value of the assets.

Business Combinations and Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires all business combinations undertaken after June 30, 2001 to be accounted for using the purchase method. Under SFAS 142, goodwill arising from business combinations and intangible assets with indefinite lives are no longer amortized but are subject to annual review for impairment (or more frequently should indications of impairment arise). Goodwill associated with equity- method investments will also no longer be amortized upon adoption of SFAS 142, but will be subject to impairment testing as part of the investment to which it relates in accordance with Accounting Principles Board Opinion No. (“APB”) 18, The Equity Method of Accounting for Investments in Common Stock. Separable intangible assets that do not have indefinite lives will continue to be amortized over their estimated useful lives and will be subject to review for impairment in accordance with SFAS 144 (see below). The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. For goodwill and intangible assets acquired prior to July 1, 2001, the Group was required to adopt SFAS 142 effective January 1, 2002. As of January 1, 2002 the Group had £2,199 million of unamortized goodwill, £1,892 million of which related to business combinations and £307 million of which related to equity-method investments.

Impairment under SFAS 142 is measured using a two-step approach, initially based on a comparison of the reporting unit’s fair value to its carrying value; if the fair value is lower, then the second step compares the

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

implied fair value of the goodwill with its carrying value to determine the amount of the impairment. The adoption of SFAS 142 on January 1, 2002 had no impact on the Company’s financial position or results of operations. As required by SFAS 142, the standard has not been retroactively applied to the results for the period prior to adoption.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash.

Derivatives and hedging

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities as amended by SFAS 137 and SFAS 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of the hedging instrument are recorded within other comprehensive income (“OCI”) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded in earnings. The Group has not, however, had any fair value hedges since the adoption of SFAS 133.

The Group discontinues hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or its management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

Upon discontinuation of cash flow hedge accounting, the net gain or loss attributable to the hedging instrument, which has been reported in OCI to the date of discontinuation, continues to be reported in OCI until the date the hedged transaction impacts earnings. This occurs unless it is probable that the hedged transaction will not occur by the end of the originally specified time period. If the hedged transaction is not expected to occur, the net gain or loss is reclassified from OCI to earnings upon discontinuation.

Prior to adoption of SFAS 133 the Group had the following accounting policies in respect of financial instruments. Foreign currency forward contracts, options and swaps, which were used to reduce the exchange risk on the principal amounts and early call premiums on certain foreign currency borrowings, were recorded on the balance sheet at their fair value. Gains and losses arising from changes in fair value were recorded concurrently within earnings. Such gains and losses were offset by gains and losses arising from retranslating the principal amounts of the foreign currency borrowings.

The Group also used foreign currency forward contracts and cross currency interest rate swaps to reduce its exposure to adverse changes in exchange rates associated with the interest payments on certain foreign currency borrowings. Such foreign currency forward contracts and cross currency interest rate swaps were accounted for using the accruals method.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The Group also used interest rate swap agreements and an interest rate collar to manage interest rate risk on the Group’s borrowings. Net income or expense resulting from the differential between exchanging floating and fixed interest payments was recorded within the consolidated statement of operations on an accruals basis from the effective date of the interest rate swap agreements and interest rate collar.

Investments

Generally, investments in partnerships, joint ventures and subsidiaries in which the Group’s voting interest is 20% to 50%, and others where the Group has significant influence, are accounted for using the equity method. Investments which do not have a readily determinable fair value, in which the Group’s voting interest is less than 20%, and in which the Group does not have significant influence, are carried at cost and written down to the extent that there has been an other-than-temporary diminution in value. The Group accounts for certain investments in which the Group’s ownership is greater than 50% using the equity method. This method is used for such subsidiaries where the minorities have substantive participating rights such as veto over key operational and financial matters and equal representation on the board of directors.

The Group reviews the carrying values of its investments in affiliates, including any associated goodwill, to ensure that the carrying amount of such investments are stated at no more than their recoverable amounts. The Group assesses the recoverability of its investments by determining whether the carrying value of the investments can be recovered through projected discounted future operating cash flows (excluding interest) of the operations underlying the investments. The assessment of the recoverability of the investments will be impacted if projected future operating cash flows are not achieved. The amount of impairment, if any, is measured based on the projected discounted future operating cash flows using a rate commensurate with the risks associated with the assets.

Advertising costs

Advertising costs are expensed as incurred. The amount of advertising costs expensed was £52 million, £48 million, and £38 million for the years ended December 31, 2002, 2001, and 2000, respectively.

Property and equipment

Property and equipment is stated at cost. Depreciation is provided to write-off the cost, less estimated residual value, of property and equipment by equal instalments over their estimated useful economic lives as follows:

Freehold and long leasehold buildings	50 years	Other equipment
Cable and ducting	20 years	Office furniture and fittings	5 years
Electronic equipment		Motor vehicles	4 years
System electronics	8 years
Switching equipment	8 years
Subscriber electronics	5 years
Headend, studio, and playback facilities	5 years

The Group accounts for costs, expenses and revenues applicable to the construction and operation of its cable systems in accordance with SFAS 51 Financial Reporting by Cable Television Companies. Initial subscriber installation costs are capitalized and depreciated over the life of the network.

Deferred financing costs

Direct costs incurred in raising debt are deferred and recorded on the consolidated balance sheet in other assets. The costs are amortized to the consolidated statement of operations at a constant rate to the carrying value of the debt over the life of the obligation.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Minority interests

Recognition of the minority interests’ share of losses of consolidated subsidiaries is limited to the amount of such minority interests’ allocable portion of the equity of those consolidated subsidiaries.

Foreign currencies

Transactions in foreign currencies are recorded using the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange prevailing at the balance sheet date and the gains or losses on translation are included in the consolidated statement of operations.

Revenue recognition

Revenues are recognized as network communication services are provided. Credit risk is managed by disconnecting services to customers who are delinquent. Connection and activation fees relating to cable television, telephony and internet are recognized in the period of connection to the extent that such fees are less than direct selling costs. Any excess connection and activation fees over direct selling costs incurred are deferred and amortized over the expected customer life.

Occasionally the Group sells capacity on its network to other telecommunications providers. Sales of capacity are accounted for as sales-type leases, operating leases, or service agreements depending on the terms of the transaction. If title is not transferred or if the other requirements of sales-type lease accounting are not met, revenues are recognized rateably over the term of the agreement.

Programming revenues are recognized in accordance with Statement of Position (“SOP”) 00 – 2, Accounting by Producers or Distributors of Films. Revenue on transactional and interactive sales is recognized as and when the services are delivered. Advertising sales revenue is recognized at estimated realizable values when the advertising is aired.

Recognition of contract costs

Certain of the sales of network capacity referred to above involve the Group constructing new capacity. Where the Group retains some of this new capacity, either for subsequent resale or for use within the business, then an element of the construction costs is retained within inventory or equipment, respectively. The allocation of construction cost between costs expensed to the statement of operations and costs capitalized within inventory or equipment is based upon the ratio of capacity to be sold and to be retained.

Pension costs

The Group operates a defined contribution scheme (the Telewest Communications plc Pension Trust) or contributes to third-party schemes on behalf of employees. The amount included in expenses in 2002, 2001 and 2000 of £11 million, £10 million and £8 million, respectively, represents the contributions payable to the selected schemes in respect of the relevant accounting periods.

Income taxes

Under the asset and liability method of SFAS 109 Accounting for Income Taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The Group recognises deferred tax assets only where it is more likely than not that the benefit will be realized through future taxable income. Otherwise a valuation allowance is established to provide against deferred tax assets.

Share-based compensation

SFAS 123, Accounting for Stock-Based Compensation, encourages, but does not require, companies to record compensation costs for share-based employee compensation plans at fair value. The Group has chosen to continue to account for share-based compensation using the intrinsic value method prescribed in APB 25, Accounting for Stock Issued to Employees and related interpretations. Accordingly, compensation cost for fixed plan share options is measured as the excess, if any, of the quoted market price of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. Compensation cost for variable plan share options is measured each period using the intrinsic value method until the variable or performance features of the plan become fixed. Compensation expense is recognized over the applicable vesting period.

Shares purchased by the trustees in connection with the Telewest Restricted Share Scheme and certain LTIP awards, are valued at cost and are reflected as a reduction of shareholders’ equity in the consolidated balance sheet. This equity account is reduced when the shares are issued to employees based on the original cost of the shares to the trustees.

Earnings per share

Basic earnings per share has been computed by dividing net loss available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed by adjusting the weighted average number of ordinary shares outstanding during the year for all dilutive potential ordinary shares outstanding during the year and adjusting the net loss for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net loss and number of shares used for basic and diluted net loss per ordinary share, as potential ordinary share equivalents for employee share options and convertible debt are not included in the computation as their effect would be to decrease the loss per share. The number of potential ordinary shares was 393 million, 393 million and 464 million in 2002, 2001 and 2000, respectively.

Inventories

Inventories of equipment, held for use in the maintenance and expansion of the Group’s telecommunications systems, are stated at cost, including appropriate overheads, less provision for deterioration and obsolescence. Network capacity and ducting held for resale are stated at the lower of cost and net realizable value.

New Accounting Standards Applicable to the Group

SFAS 143 Accounting for Asset Retirement Obligations

In July 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. SFAS 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Group does not believe the adoption of SFAS 143 will have a material impact on the financial statements.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

SFAS 145 Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections

In April 2002, the FASB issued SFAS 145, “Rescission of FASB Statements 4, 44 and 64, Amendment of FASB 13, and Technical Corrections”. SFAS 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. The Group has adopted this standard from January 1, 2002 and reclassified £15 million from extraordinary items to expense for the year ended December 31, 2001. No material adjustments have been required in 2002.

SFAS 146 Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS 146 applies to costs associated with an exit activity that do not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. The Group has not yet determined the impact, if any, the adoption of this standard will have on its financial position or results of operations.

SFAS 148 Accounting for Stock Based Compensation—Transition and Disclosure

An amendment of SFAS 123 is effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB Opinion 25, Accounting for Stock Issued to Employees.

Other new standards

In November 2002, the Emerging Issues Task Force issued its consensus on EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21) on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) the delivered item(s) has value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered item(s), and (3) if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. The guidance in this Issue is effective for revenue arrangements entered into in fiscal years beginning after June 15, 2003. The Group believes that the adoption of EITF 00-21 will not have a material impact on the Group’s financial statements.

In November 2002, the FASB issued FASB Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (‘FIN 45’), which addresses the disclosure to be made by a guarantor in its financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees. It requires the guarantor to recognize a liability for the non-contingent component of the guarantee, this is the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. The Group has adopted the disclosure requirements and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. To date the Company has not entered into or modified guarantees.

In January 2003, the FASB issued FASB Interpretation 46, Consolidation of Variable Interest Entities (FIN 46) which interprets Accounting Research Bulletin (ARB) 51, Consolidated Financial Statements. FIN 46 clarifies the application of ARB 51 with respect to the consolidation of certain entities (variable interest entities – ‘VIEs’) to which the usual condition for consolidation described in ARB 51 does not apply because the controlling financial interest in VIEs may be achieved through arrangements that do not involve voting interests. In addition, FIN 46 requires the primary beneficiary of VIEs and the holder of a significant variable interest in VIEs to disclose certain information relating to their involvement with the VIEs. The provisions of FIN 46 apply immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN 46 applies in the first fiscal year beginning after June 15, 2003, to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe that the impact of the adoption of FIN 46 will have a material effect on its financial statements.

4    FINANCIAL INSTRUMENTS

The Group holds derivative financial instruments solely to hedge specific risks and does not hold such instruments for trading purposes. The derivatives are held to hedge against the variability in cash flows arising from the effect of fluctuations of GBP:USD exchange rate on the Group’s US Dollar-denominated debt and from changes in interest rates on its variable rate bank debt.

The Group maintains risk management control systems to monitor currency exchange and interest rate risk attributable to forecasted debt principal payments and interest rate exposure.

Cash flow hedges

Hedges of US Dollar denominated debt

The Group has issued US Dollar denominated debt instruments with a range of maturities. The Group previously hedged the principal amounts of these instruments up to their first call dates or other such dates where the Group may at its option redeem the instrument before maturity.

The Group has increased its foreign exchange risk since the discontinuation of hedge accounting as described below. The Group continues to monitor this risk until the Financial Restructuring is complete when the US Dollar-denominated debt instruments will be swapped for equity and the foreign exchange risk is minimised.

In the three-month period ended March 31, 2002, the Group determined that it was probable that forecasted future prepayments of principal against outstanding US Dollar-denominated debt would not occur. Accordingly, the cumulative adjustment in OCI of £53 million resulting from marking to market the derivative instruments has been reclassified from OCI to foreign exchange gains in the Statement of Operations. Subsequent adjustments of the carrying value of these instruments to fair value are taken directly to the Statement of Operations as incurred.

In the nine-month period ended September 30, 2002, the Group had the ability to terminate in-the-money derivative contracts that fluctuate in value. Such derivative contracts hedged our exposure to fluctuations in the US Dollar/pound sterling exchange rates on the Group’s US Dollar-denominated debt. In March 2002, the Group terminated certain of these derivative contracts with a nominal value of $999 million (£688 million), netting £74 million cash inflow. In May 2002 the Group terminated further derivative contracts with a nominal value of $367 million (£253 million) realizing an additional £30 million cash inflow. In the three-month period ended September 30, 2002, the Group terminated arrangements with a nominal value of $2.3 billion (approximately £1.5 billion). Contracts with a nominal value of $1 billion were settled in cash resulting in an outflow of £28

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

million. The remaining contracts with a nominal value of $1.3 billion have yet to be settled for a total cost of £33 million of which £19 million was due on October 1, 2002, but the Company deferred such payment and is considering the payment in the context of its Financial Restructuring.

During the 12-month period ended December 31, 2002, the Group recorded a net £48 million transfer from cumulative OCI to the Statement of Operations arising from the dedesignation of derivative contracts as ineffective hedges, as described above. In the 12-month period ended December 31, 2001, the Group recorded a £36 million gain in fair value to cumulative OCI, consisting of a loss of £25 million to short-term derivative liabilities and a £61 million gain to long-term derivative assets.

Hedges of variable rate debt

As described in note 15 to the consolidated financial statements, the Group has a Senior Secured Facility with a syndicate of banks and a further amount from an Institutional Tranche (“Institutional Tranche”). Drawdowns under the Senior Secured Facility and the Institutional Tranche bear interest at 0.75% to 2.00% above LIBOR and up to 4% above LIBOR respectively, so the Group is exposed to variable cash flows arising from changes in LIBOR. The Group hedges these variable cash flows by the use of interest rate swaps. The interest rate swaps can be summarised as follows:

Effective dates	Maturities	Notional principal	Receives	Pays

1/2/1997 – 7/1/2002	12/31/2003 – 3/31/2005	£900m	6-month LIBOR	5.475% – 7.3550%

In June 2002, the Group reviewed the effectiveness as hedges of the derivative instruments hedging our exposure to fluctuations in interest rates on its long-term bank debt. The review concluded that continued designation of these instruments as hedges was no longer appropriate and hedge accounting was discontinued with immediate effect. The dedesignation of these instruments as hedges resulted in a transfer of £7 million from cumulative OCI to interest expense within the Statement of Operations. Any movements in the value of the derivatives after June 2002 are recorded within interest expense.

The Group continues to hedge some of its interest rate risk on its Senior Secured Facility through the use of interest rate swaps. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in sterling interest rates on its sterling denominated bank debt.

Fair value of financial instruments

SFAS 107, Disclosures about Fair Value of Financial Instruments requires disclosure of an estimate of the fair values of financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement, and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

At December 31, 2002 the Group’s significant financial instruments include cash and cash equivalents, trade receivables, interest rate swaps, trade payables and short-term and long-term debt instruments. The following table summarizes the fair value of certain instruments held by and obligations of the Group. The fair value of the other financial instruments held by the Group approximates their recorded carrying amount due to the short maturity of these instruments and these instruments are not presented in the following table:

		At December 31, 2002		At December 31, 2001
	Carrying amount	Fair value	Carrying amount	Fair value
	£ million	£ million	£ million	£ million

Financial instruments – assets
Foreign exchange forward contracts	—	—	131	131
Foreign currency swaps	—	—	15	15

Financial instruments – liabilities
Interest rate swap agreements	(34)	(34)	(25)	(25)
Foreign exchange forward contracts	—	—	(4)	(4)

Debt obligations
Accreting Convertible Notes 2003	282	62	268	268
Senior Convertible Notes 2005	311	130	344	234
Senior Debentures 2006	186	39	206	155
Senior Convertible Notes 2007	300	63	300	174
Senior Discount Debentures 2007	955	200	1,059	803
Senior Notes 2008	217	46	226	185
Senior Discount Notes 2009	563	108	505	308
Senior Notes 2010	394	83	378	315
Senior Discount Notes 2010	222	46	185	136
Senior Secured Facility	2,000	2,000	1,360	1,360
Other debt	20	20	66	66

The estimated fair values of the financial instruments specified above are based on quotations received from independent, third-party financial institutions and represent the net amounts receivable or payable to terminate the position. The estimated fair values of the Debentures and Notes are also based on quotations from independent third-party financial institutions and are based on discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

Market risk and concentrations of credit risk

Market risk is the sensitivity of the value of the financial instruments to changes in related currency and interest rates.

As described above, the Group terminated its portfolio of derivative financial instruments which were used to hedge its exposure to fluctuations in the USD : GBP exchange rate. Consequently the Group is exposed to fluctuations in the value of its US Dollar-denominated debt obligations.

Generally, the Group is not exposed to such market risk arising on its interest rate derivative financial instruments because gains and losses on the underlying assets and liabilities offset gains and losses on the financial instruments.

The Group may be exposed to potential losses due to the credit risk of non-performance by the financial institution counterparties to its portfolio of derivative financial instruments. However such losses are not anticipated as these counterparties are major international financial institutions and the portfolio is spread over a wide range of institutions.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Temporary cash investments also potentially expose the Group to concentrations of credit risk, as defined by SFAS 133. At December 31, 2002 the Group had £160 million on deposit with a major international financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Group’s customer base.

5    IMPAIRMENT OF ASSETS

During the year ended December 31, 2002, the Group undertook an impairment review of its network assets, of goodwill arising on recent acquisitions and of its investments in affiliates acquired in recent years. The review covered the Cable and Content Divisions. The principal reasons for the review were: a share price decline indicative of a fall in the values of the underlying assets and a softening of the ad-sales market, declining revenue growth and a lower than expected customer take-up of additional services.

The review found evidence of impairment in the value of goodwill arising on the core Cable and Content business and in the value of the affiliated undertaking UKTV. The carrying amounts of goodwill, fixed assets and the investments in the affiliated undertakings were written down to fair value, resulting in a charge of £1,445 million against goodwill, an impairment of £841 million against fixed assets and a charge of £88 million against the investments in affiliated undertakings. These charges have been included in the statement of operations within impairment of goodwill, impairment of fixed assets and share of net losses of affiliates and impairment, respectively. The estimated fair value of the goodwill and the investment in UKTV was based on projected future cash flows at a post-tax discount rate of 11.5% which the Group believes is commensurate with the risks associated with the assets. The projected future cash flows were determined using the Company’s ten-year plan for the business, with a terminal value which takes into account analysts’ and other published projections of future trends across pay-TV platforms, including the total television advertising market.

6    BUSINESS COMBINATIONS

On May 30, 2001, the Group acquired 51% of the issued share capital of Rapid Travel Solutions Limited (“Rapid Travel”) and was granted a series of call options by, and granted a series of put options to, the vendors in respect of the balance of 49%. Assuming that either party exercises these options, the Group will acquire the remainder of the share capital in tranches ending on November 30, 2003 for total consideration of £4 million. The acquisition has been accounted for using the purchase method of accounting. Goodwill arising on the acquisition was £7 million.

If the Group had acquired Rapid Travel at the beginning of 2000 and 2001, the Group’s results would not have been materially different from the actual results as disclosed in these financial statements.

On April 19, 2000 the Company acquired the entire issued share capital of Flextech Plc (“Flextech”), a company engaged in broadcast media activities, for a total consideration of £1,978 million. This comprised 601 million shares of 10p each and acquisition costs of £31 million. The value attributed to the shares issued was 323.85 pence per share, being the average share market price for a five day period around December 17, 2000, the day the terms of the acquisitions were agreed to and announced. The acquisition was accounted for using the purchase method of accounting. The goodwill arising on acquisition of Flextech was £1,382 million. As described in note 5, the Group has undertaken an impairment review of goodwill. As a result of the review, a charge of £429 million has been made.

On November 1, 2000 the Company acquired the entire issued share capital of Eurobell (Holdings) PLC (“Eurobell”), from Deutsche Telekom (“DT”) and agreed to pay initial and deferred consideration to DT, (as discussed below), in the form of 5% Accreting Convertible Notes due 2003. The aggregate principal amount of such Notes, following agreement of the deferred consideration is £254 million. The terms of the Accreting Convertible Notes are described in note 15 to these financial statements.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Upon completion of the acquisition, the Company issued a £220 million Accreting Convertible Note to DT in consideration for:

•	Eurobell’s entire issued share capital, £72 million

•	the assignment of an inter-company loan previously owed by Eurobell to DT, £128 million, and

•	a cash payment remitted to Eurobell by DT shortly after the acquisition, £20 million.

Subsequently, on January 15, 2001 DT remitted a further cash payment, £30 million, to Eurobell and the Company issued an additional Accreting Convertible Note to DT for £30 million.

In addition under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result, an additional £3.5 million Accreting Convertible Note, dated April 2, 2001 was issued to DT. This deferred consideration was accrued for at December 31, 2000.

Goodwill of £1 million arose on the acquisition.

If the Company had acquired Flextech and Eurobell on January 1, 2000 the Group’s net loss of £755 million and loss per share of £0.28 would have been £820 million and £0.28, respectively.

7    SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash paid for interest was £287 million, £335 million and £164 million for the years ended December 31, 2002, 2001 and 2000, respectively.

During 2002 there were no significant non-cash investing activities. The amounts stated for 2001 represent the purchase of Rapid Travel. The amounts stated for 2000 represent the purchase of Flextech and Eurobell. These transactions are described in note 6 to the consolidated financial statements.

	Year ended December 31
	2002 £ million	2001 £ million	2000 £ million

Acquisitions:
Assets	—	1	1,104
Liabilities assumed	—	(2)	(172)
Debt assumed	—	—	(261)

Net (liabilities)/assets (contributed)/ assumed	—	(1)	671
Less:
Goodwill arising	—	7	1,383

	—	6	2,054

Share consideration/capital contribution	—	—	1,946
Debt consideration	—	—	75
Purchase of shares	—	2	—
Option consideration	—	4	—
Direct costs of acquisition	—	—	33

	—	6	2,054

In 2002 the Group entered into capital lease obligations with a total capital value of £17 million. The Group entered into no vendor financing arrangements during the year, but had a remaining financed balance of £11 million at December 31, 2002. At December 31, 2002, the Group had accrued a further £57 million of capital expenditure for property and equipment.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

8    OTHER RECEIVABLES

		At December 31
	2002	2001
	£ million	£ million

Interconnection receivables	7	2
Accrued income	32	68
Other	29	27
Foreign currency swap	—	15

	68	112

Accrued income primarily represents telephone calls made by Cable Division subscribers and income accrued under Business Services Division contracts that have not been billed as at the accounting period end.

9    INVESTMENTS

The Group has investments in affiliates accounted for under the equity method at December 31, 2002 and 2001 as follows:

	Percentage ownership at December 31
	2002	2001

Front Row Television Limited	50.0%	50.0%
UKTV	50.0%	50.0%
Blue Yonder Workwise Limited	100.0%	70.0%
SMG	—	16.9%

During the year Blue Yonder Workwise Limited became a wholly owned subsidiary of the Group. No goodwill arose on the acquisition.

Summarized combined financial information for such affiliates which operate principally in the cable television, broadcasting and interactive media industries is as follows:

		At December 31
	2002	2001
	£ million	£ million

Combined financial position
Current assets	61	162
Property and equipment, net	—	54
Intangible assets, net	—	112
Other assets, net	31	7

Total assets	92	335

Current liabilities	42	133
Debt	176	66
Other liabilities	—	557
Owners’ equity	(126)	(421)

Total liabilities and equity	92	335

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

		Year ended December 31
	2002	2001	2000
	£ million	£ million	£ million

Combined operations
Revenue	128	408	406
Operating expenses	(103)	(324)	(343)

Operating profit	25	84	63
Interest expense	(12)	(38)	(30)

Net profit	13	46	33

			At December 31
		2002	2001
		£ million	£ million

The Group’s investments in affiliates are comprised as follows:
Goodwill		—	27
Loans		208	260
Share of net assets		168	260

		376	547

On September 4, 2002 the investment in SMG plc, a listed investment in an associated undertaking, was reclassified as a current asset investment at net realizable value. This resulted in £42 million being written off the carrying value of the investment. The investment in SMG plc was subsequently sold in November 2002 realizing a gain of £1 million.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

10    PROPERTY AND EQUIPMENT

	Land	Buildings	Cable and ducting	Electronic equipment	Other equipment	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Acquisition costs
Balance at January 1, 2002	6	133	3,186	1,424	597	5,346
Additions	—	7	269	135	50	461
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	6	138	3,455	1,559	636	5,794

Accumulated depreciation
Balance at January 1, 2002	—	45	894	661	273	1,873
Charge for the year	—	10	159	223	103	495
Impairment	—	39	678	90	34	841
Disposals	—	(2)	—	—	(11)	(13)

Balance at December 31, 2002	—	92	1,731	974	399	3,196

2002 Net book value	6	46	1,724	585	237	2,598

Acquisition costs
Balance at January 1, 2001	6	119	2,630	1,393	552	4,700
Additions	—	14	556	31	52	653
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	6	133	3,186	1,424	597	5,346

Accumulated depreciation
Balance at January 1, 2001	—	35	546	605	225	1,411
Charge for the year	—	10	348	56	55	469
Disposals	—	—	—	—	(7)	(7)

Balance at December 31, 2001	—	45	894	661	273	1,873

2001 Net book value	6	88	2,292	763	324	3,473

Cable and ducting consists principally of civil engineering and fiber optic costs. In addition, cable and ducting includes net book value of pre-construction and franchise costs of £18 million and £14 million as of December 31, 2002 and 2001, respectively. Electronic equipment includes the Group’s switching, headend and converter equipment. Other equipment consists principally of motor vehicles, office furniture and fixtures and leasehold improvements.

11    VALUATION AND QUALIFYING ACCOUNTS

		Balance at January 1	Acquisition of subsidiaries	Additions charged to costs and expenses	Deductions	Balance at December 31
		£ million	£ million	£ million	£ million	£ million

2002	Deferred tax valuation allowances	901	—	382	—	1,283
	Allowance for doubtful accounts	16	—	—	(4)	12

2001	Deferred tax valuation allowances	733	—	168	—	901
	Allowance for doubtful accounts	19	—	3	(6)	16

2000	Deferred tax valuation allowances	491	38	204	—	733
	Allowance for doubtful accounts	13	5	14	(13)	19

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

12    OTHER ASSETS

The components of other assets, net of amortization, are as follows:	At December 31
	2002 £ million	2001 £ million

Deferred financing costs of debentures	11	22
Deferred financing costs of Senior Secured Facility	29	36

	40	58

13 INVENTORY
	2002 £ million	At December 31 2001 £ million

Raw materials and consumables	—	1
Inventories of spare capacity and duct held for resale	4	36
Programming inventory	24	30

	28	67

14 OTHER LIABILITIES
Other liabilities are summarized as follows:		At December 31
	2002 £ million	2001 £ million

Deferred income	111	114
Accrued construction costs	64	67
Accrued programming costs	21	24
Accrued interconnect costs	17	39
Accrued interest	220	111
Accrued staff costs	10	35
Accrued expenses	42	41
Other liabilities	146	93

	631	524

15    DEBT

Debt is summarized as follows at December 31, 2002 and 2001:

	Weighted average interest rate			2002	2001
	2002	2001	2000	£ million	£ million

Accreting Convertible Notes 2003	5%	5%	5%	282	268
Senior Convertible Notes 2005	6%	6%	6%	311	344
Senior Debentures 2006	9.625%	9.625%	9.625%	186	206
Senior Convertible Notes 2007	5.25%	5.25%	5.25%	300	300
Senior Discount Debentures 2007	11%	11%	11%	955	1,059
Senior Notes 2008	11.25%	11.25%	11.25%	217	226
Senior Discount Notes 2009	9.25%	9.25%	9.25%	287	261
Senior Discount Notes 2009	9.875%	9.875%	9.875%	276	244
Senior Notes 2010	9.875%	9.875%	9.875%	394	378
Senior Discount Notes 2010	11.375%	11.375%	11.375%	222	185
Senior Secured Facility	6.223%	7.265%	7.553%	2,000	1,360
Other debt	6.7%	6.767%	7.432%	20	66

				5,450	4,897

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Notes and debentures

		Principal at maturity million	Original maturity date	Earliest redemption date	Interest rate

Accreting Convertible Notes 2003	GBP	294	November 1, 2003	November 1, 2003	5%
Senior Convertible Notes 2005	USD	500	July 7, 2005	July 7, 2003	6%
Senior Debentures 2006	USD	300	October 1, 2006	October 1, 2001	9.625%
Senior Convertible Notes 2007	GBP	300	February 19, 2007	March 9, 2003	5.25%
Senior Discount Debentures 2007	USD	1,537	October 1, 2007	October 1, 2001	11%
Senior Notes 2008	USD	350	November 1,2008	November 1, 2003	11.25%
Senior Discount Notes 2009	GBP	325	April 15, 2009	April 15, 2004	9.875%
Senior Discount Notes 2009	USD	500	April 15, 2009	April 15, 2004	9.25%
Senior Notes 2010	GBP	180	February 1, 2010	February 1, 2005	9.875%
Senior Notes 2010	USD	350	February 1, 2010	February 1, 2005	9.875%
Senior Discount Notes 2010	USD	450	February 1, 2010	February 1, 2005	11.375%

The Debentures and Notes are unsecured liabilities of the Group.

The Senior Convertible Notes 2005 are convertible into 114 million ordinary shares of the Group at a conversion price of 288 pence per ordinary share. Conversion is at the holders’ option at any time up to the close of business on June 22, 2005. The Senior Convertible Notes 2007 are convertible into 92 million ordinary shares of the Group at a conversion price of 325 pence per ordinary share. Conversion is at the holders’ option at any time up to close of business on February 2, 2007. If Notes are called for redemption prior to maturity, each holder has the right to convert Notes into ordinary shares. The Accreting Convertible Notes 2003 are convertible into 162 million ordinary shares of the Group at an initial conversion price of 156.56 pence per ordinary share. Conversion is at maturity at the holder’s option, but the Group can elect to settle in cash at any time, in whole but not in part, at 100% of the accreted value provided that for a certain 10 day period prior to redemption, the price per ordinary share has been at least 130% of the average conversion price in effect on each day during the 10 day period.

On January 15, 2001, DT remitted a cash payment of £30 million to its former subsidiary Eurobell, under the terms of the acquisition of Eurobell by the Company on November 1, 2000. In consideration the Company issued additional Accreting Convertible Notes 2003 for the same amount. In addition, under the terms of the acquisition, the Company was obliged to provide deferred consideration, contingent on Eurobell’s turnover for the year ended December 31, 2000 exceeding a certain target. As a result additional £3.5 million Accreting Convertible Notes 2003, dated April 2, 2001, were issued to DT.

The unamortized portion of the discounts on issue on the Senior Discount Notes 2009 and Senior Discount Notes 2010 was £73 million and £58 million respectively. The discount on issue is being amortized up to the first call dates of the bonds, such as to produce a constant rate of return on the carrying amount.

The indentures under which the Debentures and Notes were issued contain various covenants, which among other things, restrict the ability of the Group to incur additional indebtedness, pay dividends, create certain liens, enter into certain transactions with shareholders or affiliates, or sell certain assets. As part of its refinancing, the Group elected not to pay: the interest due on October 1, 2002 on its Senior Debentures 2006 and its Senior Discount Debentures 2007; the interest due on November 1 2002 on its Senior Notes 2008; and the interest due on January 7, 2003 on its Senior Convertible Notes 2005. The non payment of interest constitutes a default event under the terms of these four bonds.

Senior Secured Facility

On March 16, 2001 the Group entered into a new senior secured credit facility (the “Senior Secured Facility”) with a syndicate of banks for £2 billion, of which £1,855 million was drawn down at December 31, 2002. The

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Group is also able to raise a further £250m from institutional investors (the “Institutional Tranche”) of which £145 million was drawn down at December 31, 2002. The first drawdowns under the Senior Secured Facility were used to repay amounts owed under the old senior secured credit facilities.

Borrowings under the Senior Secured Facility are secured on the assets of the Group including the partnership interests and shares of subsidiaries and bear interest at 0.75% to 2.0% over LIBOR (depending on the ratio of borrowings to quarterly, annualized, consolidated net operating cash flow). Borrowings under the Institutional Tranche bear interest at up to 4% above LIBOR.

The Senior Secured Facility contains cross default clauses with other debt instruments. As a result of the Group being in default on certain of its Debentures and Notes, it is in default on the Senior Secured Facility. In addition, on March 14, 2003, Telewest notified its Senior Lenders that, as a result of the exceptional items incurred in 2002 and their impact on Telewest’s net operating cash flow, it would breach certain financial covenants under its bank facility in respect of the quarter ended December 31, 2002.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the Financial Restructuring are included in note 22.

Vendor financing

The Group has entered into vendor financing arrangements to fund its purchase of equipment from certain suppliers. Under the terms of these arrangements the Group defers payment for periods up to 36 months. Interest is charged on these arrangements at a rate that is fixed for the life of the arrangements. The balance on these arrangements at December 31, 2002 was £11 million.

SMG loan

On July 11, 2001, the Group entered into a contract with Toronto Dominion Bank (“TD”), whereby TD provided a loan to the Group, in return for security over 55% of the Group’s shareholding in SMG plc. The loan was fully repaid during the year following the sale of the Group’s investment in SMG.

Bank loans

Bank loans are property loans secured on certain freehold land and buildings held by the Group. The balance at December 31, 2002 was £7 million.

Maturity Profile

The Maturity Profile of the Group’s long-term debt is as follows:

2002 £ million

2003	3,652
2004	1
2005	316
2006	—
2007	300
2008 and thereafter	1,181

5,450

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

16    INCOME TAXES

Loss before income taxes is solely attributable to the United Kingdom.

The provisions for income taxes follow:

	2002 £ million	2001 £ million	2000 £ million

Deferred tax benefit	28	70	6

A reconciliation of income taxes determined using the statutory UK rate of 30% (2001: 30%) to the effective rate of income tax is as follows:

	Year ended December 31
	2002%	2001%	2000%

Corporate tax at UK statutory rates	(30)	(30)	(30)
Write down of goodwill	12	—	—
Change in valuation allowance	14	34	31

	(4)	4	1

Deferred income tax assets and liabilities at December 31, 2002 and 2001 are summarized as follows:

	2002 £ million	2001 £ million

Deferred tax assets relating to:
Fixed assets	763	410
Net operating loss carried forward	494	465
Other—investments	26	26

Deferred tax asset	1,283	901
Valuation allowance	(1,283)	(901)
Investments in affiliates	(85)	(113)

Deferred tax liability per balance sheet	(85)	(113)

At December 31, 2002 the Group estimates that it has, subject to Inland Revenue agreement, net operating losses (“NOLs”) of £1,647 million available to relieve against future profits. This excludes capital allowances on assets which are available to the Group, but have not been claimed.

A valuation allowance of 100% has been provided due to a history of operating losses and management’s belief that the likelihood of realizing the benefit of the deferred tax asset is not more likely than not.

The NOLs have an unlimited carry forward period under UK tax law, but are limited to their use to the type of business which has generated the loss.

17    SHAREHOLDERS’ EQUITY

Movement in share capital

On March 31, 2000 the authorized share capital of the Company was increased to £460 million divided into 4,300 million ordinary shares of 10 pence each and 300 million limited voting convertible ordinary shares of 10 pence each.

Between May 5 and July 5, 2000 the Company issued 601 million ordinary shares of 10 pence each in consideration for the entire issued share capital of Flextech. Also in 2000, 4 million ordinary shares of 10 pence each were issued in consideration of £4.6 million on exercise of employee share options.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

During 2001 the Company issued 7 million ordinary shares of 10 pence each upon exercise of employee share options. Total consideration received was £6 million. In addition the Company redesignated 20 million ordinary shares of 10 pence each into 20 million limited voting convertible ordinary shares of 10 pence each.

Limited voting convertible ordinary shares

The ordinary shares and the limited voting convertible ordinary shares have the same rights, except that the limited voting convertible ordinary shares do not confer the right to vote on resolutions to appoint, reappoint, elect or remove directors of Telewest. No application will be made for the limited voting convertible ordinary shares to be listed or dealt in on any stock exchange. Holders of limited voting convertible ordinary shares are entitled to convert all or some of their limited voting convertible ordinary shares into fully paid ordinary shares, provided that the conversion would not result in a change of control of the Company for the purposes of the indentures governing certain Notes and Debentures. The limited voting convertible ordinary shares are convertible into ordinary shares at the Company’s option at any time, subject to certain conditions. The sole holders of the limited voting convertible ordinary shares are Liberty Media and Microsoft.

Members of the Liberty Media Group and/or the Microsoft Group can redesignate all or any of their ordinary shares into limited voting convertible ordinary shares. This is to ensure that, on any future purchase of ordinary shares by members of the Microsoft Group and/or members of the Liberty Media Group, they will, at that time, be able to re-designate such number of their then existing holding of ordinary shares so as to avoid a change of control of the Company for the purposes of the Notes and Debentures.

Future purchases of ordinary shares and/or limited voting convertible ordinary shares by members of the Liberty Media Group and/or the Microsoft Group will, however, be subject to Rule 9 of the UK’s City Code on Takeovers and Mergers because both classes of shares are treated as voting shares for that purpose. Under Rule 9, when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him) carry 30% or more (but less than 50%) of the voting rights of a public company, that person is normally required to make a general offer to shareholders for the entire share capital of the company then in issue. Any person, or group of persons acting in concert, owning shares carrying 50% or more of the voting rights of a public company, subject to their own individual limits, is free to acquire further shares in that public company without giving rise to the requirement to make a general offer for the entire issued share capital of that company.

In May 2001, Liberty Media increased its shareholding in the Company as a result of the purchase of 20 million ordinary shares of 10 pence each. Prior to the increase in shareholding, Liberty Media redesignated 20 million ordinary shares of 10 pence each as limited voting convertible ordinary shares of 10 pence each. As a result Liberty Media and Microsoft’s combined shareholdings remained below 50% of the issued ordinary share capital, above which level a change of control for the purposes of the Group’s debt securities may occur.

18    SHARE-BASED COMPENSATION PLANS

At December 31, 2002, the Company operated five types of share-based compensation plans: the Executive Share Option Schemes, the Sharesave Schemes, the Telewest Restricted Share Scheme (“RSS”), the Telewest Long Term Incentive Plan (“LTIP”) and an Equity Participation Plan (“EPP”).

The Company applies APB 25 and related interpretations in accounting for its share-based compensation plans. Compensation cost is recognized over the estimated service period in respect of performance based share option grants to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date. Compensation cost is recognized for awards over ordinary shares made under the RSS since the awards have no exercise price. Compensation cost is recognized over the estimated service period in respect of the LTIP to the extent that the market value of the Company’s ordinary shares exceeds the exercise price at the earlier of the vesting date or the Balance Sheet date.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

Compensation cost recognized for share option grants and awards is as follows:

	2002	2001	2000
	£ million	£ million	£ million

LTIP	(1)	—	5
Executive Share Option Scheme	—	1	2
EPP	—	1	1

	(1)	2	8

During the year, no options or awards were granted over any ordinary shares of the Company. If compensation costs for share option grants and awards under the RSS, LTIP, Executive Option Schemes and EPP had been determined based on their fair value at the date of grant for 2001 and 2000 consistent with the method prescribed by SFAS 123, the Group’s net loss and basic and diluted loss per share would have been adjusted to the pro forma amounts set out below:

	2002	2001	2000
	£ million	£ million	£ million

Net loss
as reported	(2,776)	(1,741)	(755)
pro forma	(2,753)	(1,750)	(757)

	Pence	Pence	Pence

Basic and diluted loss per share
as reported	(97)	(60)	(28)
pro forma	(96)	(61)	(28)

The fair value of each option grant in all plans was estimated as at the date of grant using a Black-Scholes option-pricing model. The model used a weighted-average, risk-free interest rate of 5.5% and 5.8% for grants in 2001 and 2000 respectively, and an expected volatility of 55% and 30%, respectively. The Group does not expect to pay a dividend on its ordinary shares at any time during the expected life of any outstanding option. The Group expects options to be held until maturity.

Performance-based share option compensation plans

The Group has two performance-based share option plans: the 1995 (No. 1) Executive Share Option Scheme and the 1995 (No. 2) Executive Share Option Scheme. Under both plans, certain officers and employees are granted options to purchase ordinary shares of the Company. The exercise price of each option generally equals the market price of the Company’s ordinary shares on the date of grant. The options are exercisable between three and ten years after the date of the grant with exercise conditional on the Company’s shares out-performing by price the FTSE100 Index over any three-year period preceding exercise. The Company may grant options for up to 295 million ordinary shares.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

A summary of the status of the Company’s performance-based share option plans as of December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price	Number of shares	2000 Weighted average exercise price

Outstanding at beginning of year	97,699,837	136.4p	52,503,409	173.2p	17,028,622	110.0p
Adjustments during the year	—	—	—	—	4,457,322	143.8p
Granted	—	—	53,709,994	98.8p	35,154,239	205.1p
Exercised	—	—	(1,210,816)	78.2p	(2,501,964)	114.9p
Forfeited	(7,642,594)	126.0p	(7,302,750)	134.3p	(1,634,810)	208.8p

Outstanding at end of year	90,057,243	137.3p	97,699,837	136.4p	52,503,409	173.2p

Options exercisable at year end	36,358,298	141.4p	16,577,655	132.0p	14,938,772	129.8p

Weighted average fair value of options granted during the year		—		69.7p		33.9p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s performance-based share option plans outstanding at December 31, 2002.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price

65.7 – 76.8p	13,890,131	7.4 yrs	74.2p	6,307,995	73.3p
81.5 – 82.5p	2,025,479	8.6 yrs	81.7p	257,834	81.7p
84.6 – 99.9p	2,212,140	2.5 yrs	89.2p	2,212,140	89.0p
102.0 – 109.1p	33,133,132	8.2 yrs	103.8p	10,574,594	103.6p
114.0 – 125.9p	11,133,884	7.5 yrs	119.2p	3,890,521	120.1p
130.4 – 142.9p	982,642	4.2 yrs	139.1p	982,642	139.1p
160.0 – 170.0p	1,502,207	7.3 yrs	166.2p	709,386	167.7p
202.4 – 235.0p	23,883,741	7.5 yrs	229.4p	10,638,164	228.5p
237.3 – 249.4p	543,216	7.1 yrs	239.7p	268,467	240.9p
274.3 – 276.5p	361,832	6.4 yrs	276.4p	332,813	276.4p
289.0 – 294.8p	388,839	6.8 yrs	291.2p	183,742	291.7p

65.7 – 294.8p	90,057,243	7.6 yrs	137.3p	36,358,298	141.4p

Fixed share option compensation plans

The Company also operates the Sharesave Scheme, a fixed share option compensation scheme. Under this plan, the Company grants options to employees to purchase ordinary shares at up to a 20% discount to market price. These options can be exercised only with funds saved by employees over time in a qualified savings account. The options are exercisable between 37 and 66 months after commencement of the savings contracts.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

A summary of the status of the Company’s fixed share option plan as of December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	Number of shares	2002 Weighted average exercise price	Number of shares	2001 Weighted average exercise price	Number of shares	2000 Weighted average exercise price

Outstanding at beginning of year	21,519,334	80.5p	26,635,135	91.1p	11,679,289	116.9p
Adjustments during the year	—	—	—	—	654,868	126.2p
Granted	—	—	9,205,135	60.3p	17,946,934	88.3p
Exercised	—	—	(4,380,809)	57.3p	(876,216)	98.1p
Forfeited	(12,550,048)	82.3p	(9,940,127)	100.4p	(2,769,740)	187.6p

Outstanding at end of year	8,969,286	78.0p	21,519,334	80.5p	26,635,135	91.1p

Options exercisable at year end	36,272	159.1p	72,926	98.0p	4,443,443	57.1p

Weighted average fair value of options granted during the year	—	—	—	33.3p	—	39.1p

The adjustments during 2000 arose as a result of the transfer in of former Flextech outstanding options.

Share options are forfeited due to employees leaving the Group before their share options become exercisable.

The following table summarizes information about the Company’s fixed share options outstanding at December 31, 2002:

	Options outstanding
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life

58.5 – 88.3p	8,652,129	2.1 yrs
103.9 – 115.9p	40,262	0.9 yrs
128.6 – 161.9p	24,455	0.5 yrs
191.0 – 236.5p	252,440	0.6 yrs

58.5 – 236.5p	8,969,286	2.0 yrs

Telewest Restricted Share Scheme (“RSS”)

The Company operates the RSS in conjunction with an employment trust, the Telewest 1994 Employees’ Share Ownership Plan Trust (the “Telewest ESOP”), which has been designed to provide incentives to executives of the Company. Under the RSS, executives may be granted awards over ordinary shares of the Company based on a percentage of salary. The awards are made for no monetary consideration. The awards generally vest three years after the date of the award and are exercisable for up to seven years after the date when they vest.

The compensation charge related to each award is based on the share price of the ordinary shares on the date the award was made.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

A summary of the status of the RSS at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares

Outstanding at beginning of year	530,855	358,316	576,333
Granted	—	248,595	—
Exercised	(37,821)	(76,056)	(131,394)
Forfeited	—	—	(86,623)

Outstanding at end of year	493,034	530,855	358,316

Awards exercisable at year end	214,114	38,338	86,989

Weighted average fair value of awards granted during the year	—	£1.10	—

Share awards are forfeited due to employees leaving the Group before their awards become exercisable.

At December 31, 2002, the 493,034 awards outstanding and the 214,114 awards exercisable have weighted average remaining contractual lives of 7.4 years and 6.3 years respectively.

Deferred compensation cost relating to RSS is £38,000 (2001: £478,000.)

Long Term Incentive Plan (“LTIP”)

The LTIP provides for share awards to executive directors and senior executives. Under the LTIP, an executive will be awarded the provisional right to receive, for no payment, a number of Telewest shares with a value equating to a percentage of base salary. The shares will not vest unless certain performance criteria, based on total shareholder return assessed over a three-year period are met. The percentage of salary will be determined by the Remuneration Committee and will be up to 100% of base salary for executive directors.

A summary of the status of the LTIP at December 31, 2002, 2001, and 2000 and changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares

Outstanding at beginning of year	1,566,507	2,714,552	4,005,075
Granted	—	910,730	816,175
Exercised	(29,502)	(1,220,362)	(1,152,826)
Forfeited	(1,113,733)	(838,413)	(953,872)

Outstanding at end of year	423,272	1,566,507	2,714,552

Awards exercisable at year end	108,569	265,939	1,058,542

Weighted average fair value of awards granted during the year	—	£1.09	£0.24

Share awards are forfeited due to employees leaving the Group before their share options become exercisable or due to performance criteria not being met.

Deferred compensation cost relating to the LTIP is £nil (2001: £189,000.)

Equity Participation Plan (“EPP”)

The Remuneration Committee has provided that, under the EPP, an employee with two years service or at manager level or above, can use up to 100% of the Short Term Incentive Plan (“STIP”) bonus payable to the

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

employee to acquire Telewest shares (“bonus shares”). The employee must deposit the bonus shares with the Trustee of the existing Telewest ESOP. In return, the employee is provisionally allocated for no payment a matching number of Telewest shares. Provided the bonus shares are retained for three years and the employee remains employed for three years, the bonus and matching shares would thereafter be released to the employee.

A summary of the status of the Company’s EPP at December 31, 2002, 2001, and 2000 and the changes during the years ended on those dates are presented below:

	2002 Number of shares	2001 Number of shares	2000 Number of shares

Outstanding at beginning of year	572,053	1,193,839	1,074,150
Granted	—	—	267,524
Exercised	(256,790)	(579,430)	(130,576)
Forfeited	(9,693)	(42,356)	(17,259)

Outstanding at end of year	305,570	572,053	1,193,839

Awards exercisable at year end	123,168	26,443	288,253

Weighted average fair value of awards granted during the year	—	—	£2.49

Share awards are forfeited due to employees leaving the Group before their share options become exercisable.

Deferred compensation cost relating to the EPP is £80,000 (2001: £419,000.)

19    ACCUMULATED OTHER COMPREHENSIVE INCOME

	2002 Gains/(losses) on mark to market of cash flow hedges £ million	2001 Gains/(losses) on mark to market of cash flow hedges £ million

Balance at January 1	37	—
Cumulative effect of accounting change	—	(16)
Amounts reclassified into earnings	(48)	(5)
Current period increase in fair value	—	57
Unrealised gain on deemed partial disposal of investment	—	1

Balance at December 31	(11)	37

The amounts reclassified into earnings are detailed in note 4.

20    COMMITMENTS AND CONTINGENCIES

Restricted cash

At December 31, 2002, the Group has cash restricted as to use of £12 million which provides security for leasing obligations.

Other commitments

The amount of capital expenditure authorized by the Group for which no provision has been made in the consolidated financial statements is as follows:

	2002	2001
	£ million	£ million

Contracted	13	28

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

In addition the Group has contracted to buy £28 million of programming rights for which the license period has not yet started.

Capital and operating leases

The Group leases a number of assets under arrangements accounted for as capital leases, as follows:

	Acquisition costs	Accumulated depreciation	Net book value
	£ million	£ million	£ million

At December 31, 2002 :
Electronic equipment	283	(185)	98
Other equipment	118	(58)	60
At December 31, 2001 :
Electronic equipment	290	(187)	103
Other equipment	109	(43)	66

Depreciation charged on these assets was £44 million and £45 million for the years ended December 31, 2002 and 2001 respectively.

The Group leases business offices and uses certain equipment under lease arrangements accounted for as operating leases. Minimum rental expense under such arrangements amounted to £21 million, £19 million and £17 million for the years ended December 31, 2002, 2001 and 2000, respectively and is included in depreciation expense detailed in note 10.

Future minimum lease payments under capital and operating leases are summarized as follows as of

December 31, 2002:

	Capital leases	Operating leases
	£ million	£ million

2003	89	25
2004	46	18
2005	38	14
2006	29	13
2007	19	12
2008 and thereafter	13	91

	234
Imputed interest	(30)

	204

It is expected that, in the normal course of business, expiring leases will be renewed or replaced.

The Group leases capacity on its network to other telecommunications companies. These leases are accounted for as operating leases and revenues received are recognized over the life of the leases as follows:

£ million

2003	5
2004	5
2005	3
2006	1
2007	1
2008 and thereafter	5

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The assets held under these leases are accounted for as follows:

	Acquisition costs	Accumulated depreciation	Net book value
	£ million	£ million	£ million

At December 31, 2002
Cable and ducting	45	(5)	40
At December 31, 2001
Cable and ducting	45	(3)	42

Depreciation charged on these assets was £2 million and £2 million for the years ended December 31, 2002 and 2001 respectively.

Contingent liabilities

The Group has provided performance bonds in respect of its national licence and to local authorities up to a maximum amount of £6 million (2001: £7 million).

The Group is a party to various other legal proceedings in the ordinary course of business which it does not believe will result, in aggregate, in a material adverse effect on its financial condition or results of operations.

21    RELATED-PARTY TRANSACTIONS

Identity of relevant related parties

Liberty Media, Inc (“Liberty”) and Microsoft are related parties of the Group, in that they control or controlled, directly or indirectly, more than 20% of the voting rights of the Company in 2002, 2001 and 2000.

Flextech up to its acquisition on April 19, 2000 was a related party of the Group as Liberty owned more than 20% of the voting rights of Flextech.

UKTV is a related party of the Group, as the Group owns 50% of the voting rights.

TV Travel Group Limited (“TVT”) was a related party of the Group, as the Group owned 37.95% of the voting rights before disposal in 2002.

In 2001 Screenshop Limited (“Screenshop”) became a related party when the Group sold its shareholding in Screenshop to Sit-Up Limited in return for a 39.02% shareholding in Sit-Up Limited.

Nature of transactions

The Group purchases software and consultancy services from Microsoft, on normal commercial terms. Purchases in the year ended December 31, 2002 amounted to £1 million (2001: £2 million). The balance outstanding in respect of these purchases was £nil at December 31, 2002 and 2001.

The Group has billed overheads and costs incurred on their behalf to UKTV, TVT and Screenshop of £11 million, £1 million and £1 million (2001: £8 million, £3 million and £1 million) respectively. The Group has also made a loan to UKTV. Interest charged on this loan was £12 million (2001: £12 million). Amounts due from UKTV, TVT and Screenshop at December 31, 2002 were £208 million, £1 million and £4 million respectively (2001: £218 million, £28 million and £nil respectively).

In the normal course of its business the Group purchases programming from UKTV on normal commercial terms. Purchases in the year ended December 31, 2002 were £13 million (2001: £9 million, 2000: £7 million). The balance due to UKTV at December 31, 2002 was £nil (2001: £2 million).

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

22    SUBSEQUENT EVENTS AND FINANCIAL RESTRUCTURING

Since the balance sheet date a number of interest payments which became due were not paid. As a result additional financing arrangements became technically in default. At the date of issue of these financial statements, being March 26, 2003, the Senior Convertible Notes 2005, Senior Convertible Notes 2007 and Senior Notes 2010 are technically in default. The total amount of these financing arrangements of £1,005 million has been classified in these financial statements as due after more than one year.

The Group is renegotiating its bank facilities and debt financing arrangements. Further details of the proposed Financial Restructuring are as follows:

On September 30, 2002, we announced that we had reached a preliminary agreement relating to a financial restructuring (the “Financial Restructuring”) with an ad hoc committee of our bondholders (“the Bondholder Committee”). That agreement provides for the cancellation of all outstanding notes and debentures (the “Notes”), representing approximately £3.5 billion of indebtedness, issued by the Company and Telewest Finance (Jersey) Limited and certain other unsecured foreign exchange hedge contracts (the “Hedge Contracts”) of the Company in exchange for New Ordinary Shares (“New Shares”) representing 97% of the issued share capital of the Company immediately after the Financial Restructuring. The Company’s current ordinary shareholders will receive the remaining 3% of the Company’s issued ordinary share capital.

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under the Group’s bank facilities and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition for the winding-up of the Company with a UK court. The Company intends to deal with this claim as part of the overall restructuring of its unsecured debt obligations and does not believe that the legal action will delay or significantly impede the Financial Restructuring process. The Company will of course continue to meet its obligations to its suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our senior lenders and the Bondholder Committee. In addition, the terms of these facilities have received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders, save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring.

The terms of the amended and restated bank facilities are as follows:

•	the amended facilities total £2,155 million, comprising term loans of £1,840 million, £190 million of committed overdraft and revolving credit facilities and an uncommitted term facility of £125 million;

•	the amended facilities do not amortise; and the majority of the facilities will mature on December 31, 2005 with the balance maturing on June 30, 2006;

•	financial covenants will be re-set to reflect the Company’s new business plan; and

•	the pricing on the facilities will be increased to reflect market sentiment.

These amended facilities will replace the Group’s existing bank facilities, (the “Senior Secured Facility”) and are, as noted above, conditional on various matters, including the satisfactory finalisation of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide the Company with substantial liquidity, which is expected to be sufficient to see the Company through to cash flow positive after completion of the Financial Restructuring.

Negotiations are continuing with the Bondholder Committee, the Company’s senior lenders and certain other major stakeholders with a view to the timely completion of the Financial Restructuring.

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. The board of directors have

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

confidence in the successful conclusion of a restructuring of the Company’s balance sheet (and any required amendments to the Senior Secured Facility) and, together with and on the basis of cash flow information that they have prepared, the directors consider that the Group will continue to operate as a going concern for a period of at least 12 months from the date of issue of these financial statements. Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

23    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2002
	Total	Fourth quarter*	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,283	307	323	334	319
Operating loss	(2,440)	(2,349)	(31)	(29)	(31)
Finance expenses, net	(283)	(52)	(70)	(61)	(100)
Net loss	(2,776)	(2,458)	(134)	(59)	(125)
Basic and diluted loss per ordinary share	(97p )	(86p )	(5p )	(2p )	(4p )

*	In the fourth quarter the Group recorded a goodwill impairment charge of £1,445 million, wrote down the value of its investments in affiliates by £130 million and recorded a fixed asset impairment charge of £841 million.

	2001
	Total	Fourth quarter*	Third quarter	Second quarter	First quarter
	£ million	£ million	£ million	£ million	£ million

Revenue	1,254	329	312	315	298
Operating loss	(1,121)	(844)	(83)	(87)	(107)
Finance expenses, net	(472)	(131)	(104)	(95)	(142)
Net loss	(1,741)	(1,122)	(192)	(185)	(242)
Basic and diluted loss per ordinary share	(60p )	(38p )	(7p )	(6p )	(9p )

*	In the fourth quarter the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.

Finance expenses include foreign exchange gains and losses on the retranslation or valuation of US Dollar-denominated financial instruments using period end exchange rates and market valuations.

24    SEGMENTAL INFORMATION

The Group applies SFAS 131, Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. The Group operates in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales and sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-TV broadcasting market.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. In 2001, the Group changed the structure of its segmental analysis, and certain corresponding information from the previous years has been restated to reflect the change in structure.

Notes to Consolidated Financial Statements

years ended December 31, 2002, 2001 and 2000

The following tables present summarized financial information relating to the reportable segments for each of the three years ended December 31, 2002:

	Note 2 2002 $ million	2002 £ million	2001 £ million	2000 £ million

CABLE
Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Third party revenue	1,894	1,177	1,125	988
Operating costs and expenses	(1,333)	(828)	(822)	(757)
Depreciation[3]	(2,134)	(1,326)	(453)	(392)
Amortization of goodwill[2]	(1,635)	(1,016)	(82)	(86)

Operating loss	(3,208)	(1,993)	(232)	(247)

Share of net loss of affiliates	—	—	(5)	(6)
Additions to property and equipment	737	458	649	587
Investment in affiliates	5	3	2	3
Total assets	5,851	3,635	5,093	5,146

CONTENT

Content division	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Third party revenue	171	106	129	81
Operating costs and expenses	(183)	(114)	(135)	(101)
Depreciation[3]	(16)	(10)	(16)	(31)
Amortization of goodwill[2]	(691)	(429)	(867)	(61)

Operating loss	(719)	(447)	(889)	(112)

Share of net loss of affiliates and impairment	(190)	(118)	(211)	(9)
Additions to property and equipment	5	3	4	8
Investment in affiliates	600	373	545	781
Total assets	758	471	1,239	2,178

TOTAL

Cable television	541	336	329	279
Consumer telephony	797	495	488	445
Internet and other	101	63	40	16

Total Consumer Division	1,439	894	857	740
Business Services Division	455	283	268	248

Total Cable Division	1,894	1,177	1,125	988
Content division	195	121	143	88
Inter-segmental[1]	(24)	(15)	(14)	(7)

Total revenue	2,065	1,283	1,254	1,069
Operating costs and expenses	(1,516)	(942)	(957)	(858)
Depreciation[3]	(2,150)	(1,336)	(469)	(423)
Amortization of goodwill[2]	(2,326)	(1,445)	(949)	(147)

Operating loss	(3,927)	(2,440)	(1,121)	(359)
Other expense[2]	(586)	(364)	(690)	(402)
Income tax benefit	45	28	70	6

Net loss	(4,468)	(2,776)	(1,741)	(755)

Share of net loss of affiliates and impairment	(190)	(118)	(216)	(15)
Additions to property and equipment	742	461	653	595
Investment in affiliates	605	376	547	784
Total assets	6,609	4,106	6,332	7,324

[1]	Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.
[2]	In the fourth quarter of 2002, the Group recorded a goodwill impairment charge of £1,445 million and wrote down the value of its investments in affiliates by £130 million. In the fourth quarter of 2001, the Group recorded a goodwill impairment charge of £766 million and wrote down the value of its investments in affiliates by £202 million.
[3]	In the fourth quarter of 2002 the Group recorded a fixed asset impairment charge of £841 million.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Statements of Operations

	9 months ended September 30, 2003 (note 2)	9 months ended September 30, 2003	9 months ended September 30, 2002

	(in millions, except per share data)
Revenue
Cable television	$394	£237	£254
Consumer telephony	588	354	373
Internet and other	143	86	57

Total Consumer Division	1,125	677	684
Business Services Division	349	210	213

Total Cable Division	1,474	887	897
Content Division	133	80	79

Total revenue	1,607	967	976

Operating costs and expenses
Consumer programming expenses (including £12m and £13m in 2003 and 2002, respectively, to related parties)	155	93	96
Business and consumer telephony expenses	244	147	165
Content expenses	90	54	48
Depreciation	489	294	372

Cost of sales	978	588	681
Selling, general, and administrative expenses	613	369	386

	1,591	957	1,067

Operating profit/(loss)	16	10	(91)
Other income / (expense)
Interest income (including £8m and £5m in 2003 and 2002, respectively, from related parties)	28	17	13
Interest expense (including amortization of debt discount)	(597)	(359)	(397)
Foreign exchange gains, net	140	84	153
Share of net profits/(losses) of affiliates	7	4	(5)
Other, net	—	—	4

Loss before income taxes	(406)	(244)	(323)
Income tax benefit	7	4	5

Net loss for the period	$(399)	£(240)	£(318)

Basic and diluted loss per ordinary share	$(0.13)	£(0.08)	£(0.11)
Weighted average number of ordinary shares—basic and diluted—(millions)	2,874	2,874	2,873

See accompanying notes to the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Balance Sheets

	September 30, 2003	September 30, 2003	Dec. 31, 2002
	$m	£m	£m
	(note 2)		Audited

Assets

Cash and cash equivalents	655	394	390
Secured cash deposits restricted for more than one year	22	13	12
Trade receivables (net of allowance for doubtful accounts of £13m in 2003 and £12m in 2002)	188	113	120
Other receivables	74	45	68
Prepaid expenses	52	31	27

Total current assets	991	596	617
Investments in affiliates, accounted for under the equity method, and related receivables	605	364	376
Property and equipment (less accumulated depreciation of £3,490m in 2003 and £3,196m in 2002)	4,095	2,464	2,598
Goodwill (less accumulated amortization of £2,593m in 2003 and 2002)	743	447	447
Inventory	63	38	28
Other assets (less accumulated amortization of £76m in 2003 and £65m in 2002)	48	29	40

Total assets	6,545	3,938	4,106

Liabilities and shareholders’ deficit
Accounts payable	184	111	110
Other liabilities	1,039	625	520
Deferred income	193	116	111
Debt repayable within one year	7,642	4,598	3,652

Total current liabilities	9,058	5,450	4,393
Deferred tax	135	81	85
Debt payable after more than one year	1,388	835	1,798
Capital lease obligations	296	178	204

Total liabilities	10,877	6,544	6,480

Minority interests	(2)	(1)	(1)

Shareholders’ deficit
Ordinary shares, 10 pence par value; 4,300 million authorized and 2,874 million shares issued and outstanding	477	287	287
Limited voting convertible ordinary shares, 10 pence par value; 300 million shares authorized and 82 million shares issued and outstanding	13	8	8
Additional paid-in capital	7,019	4,223	4,223
Accumulated deficit	(11,834)	(7,120)	(6,880)
Accumulated other comprehensive income	(5)	(3)	(11)

Total shareholders’ deficit	(4,330)	(2,605)	(2,373)

Total liabilities and shareholders’ deficit	6,545	3,938	4,106

See accompanying notes to the unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows

	9 months ended September 30, 2003 $m	9 months ended September 30, 2003 £m	9 months ended September 30, 2002 £m
	(note 2)

Cash flows from operating activities
Net Loss	(399)	(240)	(318)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	489	294	372
Loss on revaluation of investment	—	—	30
Amortization of deferred financing costs and issue discount on Senior Discount Debentures	130	78	82
Deferred tax credit	(7)	(4)	(5)
Unrealized gains on foreign currency translation	(140)	(84)	(153)
Accrued share-based compensation credit	—	—	(1)
Share of net (profits)/losses of affiliates	(7)	(4)	5

Changes in operating assets and liabilities :
Change in receivables	40	24	3
Change in prepaid expenses	(8)	(5)	8
Change in other assets	(16)	(10)	(3)
Change in accounts payable	5	3	(20)
Change in other liabilities	239	144	(12)

Net cash provided by/(used in) operating activities	326	196	(12)

Cash flows from investing activities
Cash paid for property and equipment	(288)	(173)	(357)
Repayment of loans made to joint ventures	27	16	7
Disposal of subsidiaries	—	—	10
Disposal of affiliate	12	7	14
Proceeds from disposals of assets	2	1	—
Other investing activities	(2)	(1)	(2)

Net cash used in investing activities	(249)	(150)	(328)

Cash flows from financing activities
Net proceeds from borrowings under existing credit facilities	—	—	640
Net proceeds from disposal of forward contracts	—	—	76
Repayment of other borrowings	—	—	(9)
Release of restricted deposit	—	—	8
Proceeds from exercise of share options	—	—	1
Placement of restricted deposits	(2)	(1)	—
Capital element of vendor finance and finance lease repayments	(68)	(41)	(39)

Net cash (used in)/provided by financing activities	(70)	(42)	677

Net increase in cash and cash equivalents	7	4	337
Cash and cash equivalents at beginning of period	648	390	14

Cash and cash equivalents at the end of period	655	394	351

See accompanying notes to the unaudited condensed consolidated financial statements

Unaudited Condensed Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss

	Ordinary shares £m	Limited voting shares £m	Additional paid-in capital £m	Other comprehensive income £m	Accumulated deficit £m	Total £m
				(note 6)

Balance at December 31, 2002	287	8	4,223	(11)	(6,880)	(2,373)
Net loss for the period	—	—	—	—	(240)	(240)
Amounts reclassified into earnings	—	—	—	8	—	8

Total comprehensive loss						(232)

Balance at September 30, 2003	287	8	4,223	(3)	(7,120)	(2,605)

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.    Principal activities

The principal activities of Telewest Communications plc and its consolidated subsidiaries (‘Telewest’, the ‘Company, ‘we’, ‘our’, and ‘us’) are the provision of voice, video, data and internet services across multiple platforms and the supply of content and services to the United Kingdom (‘UK’) pay-television broadcasting market.

2.    Basis of presentation

The unaudited, condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (‘US GAAP’). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this shareholders’ circular and prospectus. In the opinion of the Company’s management, the accompanying unaudited condensed consolidated financial statements have been prepared on a basis substantially consistent with the audited financial statements and contain adjustments, all of which are of a normal recurring nature to present fairly its financial position as of September 30, 2003 and its results of operations and cash flows for the nine-month periods ended September 30, 2003 and 2002. Interim results are not necessarily indicative of results for the financial year.

The economic environment in which Telewest operates is the United Kingdom, and hence its reporting currency is sterling (£). Certain financial information as of and for the nine-month period ended September 30, 2003 has been translated into US dollars ($), with such US dollar amounts being unaudited and presented solely for the convenience of the reader, at the rate of $1.6620 = £1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on September 30, 2003. The presentation of the US dollar amounts should not be construed as a representation that the sterling amounts could be so converted into US dollars at the rate indicated or at any other rate.

The unaudited, condensed consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries (the ‘Group’). All significant inter-company accounts have been eliminated upon consolidation.

These financial statements have been prepared on a going concern basis and do not include any adjustments that would arise as a result of the going concern basis of preparation being inappropriate. As previously announced, the Company is in discussions with its bondholders and other major stakeholders with regard to a Financial Restructuring (see below) of its balance sheet as the directors consider that the Company will not be able to meet all of its debts as they fall due. However, the Board of Directors has confidence in the successful conclusion of the Financial Restructuring (and any required amendments to our existing senior secured credit facility and, together with and on the basis of cash flow information that they have prepared, the directors consider the Group will continue to operate as a going concern for a period of at least 12 months from November 6, 2003, the date of issuance of this Report for the nine months ended and as of September 30, 2003). Any restructuring will require the approval of our bankers and various stakeholders. Inherently, there can be no certainty in relation to any of these matters.

3.    Financial Restructuring

On September 30, 2002 we announced that we had reached a non-binding preliminary agreement relating to a restructuring of our balance sheet with an ad hoc committee of our bondholders (the ‘Bondholder Committee’). That agreement provided for the cancellation of all outstanding notes and debentures (the ‘Notes’) (approximately £3.5 billion) and certain other unsecured foreign exchange hedge contracts (the ‘Hedge Contracts’) (approximately £33 million) in exchange for new ordinary shares (the ‘New Shares’) representing

Notes to Unaudited Interim Condensed Consolidated Financial Statements

98.5% of our issued share capital immediately after the Financial Restructuring. Under that agreement our current ordinary shareholders would have received the remaining 3% of our issued ordinary share capital.

We also announced on September 30, 2002 that we were deferring payment of interest under certain of our Notes and the amounts due as a result of the settlement of the Hedge Contracts. Such non-payment continues and has resulted in defaults under our existing senior secured credit facility and a number of other financing arrangements. Based on one such default, in respect of non-payment of approximately £10.5 million to a Hedge Contract counter-party, that counter-party has filed a petition with a UK Court to wind us up. We intend to deal with this claim as part of the overall restructuring of our unsecured debt obligations and do not believe that the legal action will significantly delay or impede the Financial Restructuring process. We expect to meet our obligations to our suppliers and trade creditors and this legal action is expected to have no impact on customer service.

On January 15, 2003, we announced that we had reached a non-binding agreement with respect to the terms of amended and restated credit facilities with both the steering committee of our Senior Lenders and the Bondholder Committee. In addition, the terms of these facilities had received credit committee approval, subject to documentation and certain other issues, from all of our senior lenders (the ‘Senior Lenders’), save for those banks which are also creditors by virtue of the unsecured Hedge Contracts with which we will deal in the overall Financial Restructuring. These amended facilities will replace the existing senior secured credit facility and are, as noted above, conditional on various matters, including the satisfactory finalization of arrangements for dealing with foreign exchange creditors and the completion of our balance sheet restructuring. These amended credit facilities will provide us with substantial liquidity, which is expected to be sufficient to see us through to cash flow positive after completion of the Financial Restructuring.

On March 14, 2003, we notified the Senior Lenders that, as a result of two non-recurring items, an adverse VAT decision (see note 8) and legal and professional costs associated with the Financial Restructuring, and their impact on our net operating cash flow, we would breach certain financial covenants under our existing senior secured credit facility in respect of the quarter ended December 31, 2002. On May 16, 2003 and August 7, 2003, we further notified the Senior Lenders that we were in breach of financial covenants for the three-month periods ended March 31, 2003 (two covenants breached) and June 30, 2003 (one covenant breached) due to continuing fees paid in connection with the Financial Restructuring and the tightening of covenants.

On June 9, 2003, we announced that we had been notified by the Bondholder Committee that, in order to obtain the support of certain of our bondholders, the Bondholder Committee had requested certain changes to the economic and other terms of the preliminary non-binding agreement relating to our Financial Restructuring with the Bondholder Committee, as announced on September 30, 2002,

On June 17, 2003, representatives of the Bondholder Committee provided us with a new proposal for the terms of the Financial Restructuring.

On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

We continue to engage in negotiations with our bondholders, Senior Lenders and certain other major stakeholders and the directors believe that a final agreement will be achieved in due course.

4.    Segmental information

The Company applies Statement of Financial Accounting Standard No. 131 (‘SFAS 131’), Disclosures about Segments of an Enterprise and Related Information. SFAS 131 establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating

Notes to Unaudited Interim Condensed Consolidated Financial Statements

segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group is the board of directors. The operating segments are managed separately because each operating segment represents a strategic business unit that offers different products and services in different markets. We operate in two main segments: Cable and Content. The Cable segment of our business can be subdivided, for revenue purposes only, between four product ranges: Cable Television, Consumer Telephony, Internet and other, and Business Services. The Internet and other unit comprises internet sales, and, in 2002, sales of cable publications. The Content segment provides entertainment content, interactive and transactional services to the UK pay-television broadcasting market.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in our annual financial statements as of December 31, 2002 and 2001 and for the three years then ended included in this shareholders’ circular and prospectus.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The following table presents summarized financial information relating to the reportable segments for the nine-month periods ended September 30, 2003 and 2002, respectively:

Unaudited segmental information

	9 months ended September 30, 2003 $m (note 2)	9 months ended September 30, 2003 £m	9 months ended September 30, 2002 £m

CABLE

Cable television	$394	£237	£254
Consumer telephony	588	354	373
Internet and other	143	86	57

Total Consumer Division	1,125	677	684
Business Services Division	349	210	213

Third party revenue	1,474	887	897
Operating costs and expenses	(977)	(588)	(615)
Depreciation	(476)	(286)	(365)

Operating profit/(loss)	21	13	(83)

Investments in affiliates	5	3	3
Additions to property & equipment	262	158	328
Goodwill	509	306	1,322
Total assets	5,558	3,344	5,288

CONTENT

Content Division	146	88	90
Inter-segmental *	(13)	(8)	(11)

Third party revenue	133	80	79
Operating costs and expenses	(125)	(75)	(80)
Depreciation	(13)	(8)	(7)

Operating loss	(5)	(3)	(8)

Share of net profits/(losses) of affiliates	7	4	(5)
Investments in affiliates	600	361	467
Additions to property & equipment	2	1	2
Goodwill	234	141	570
Total assets	987	594	1,319

TOTAL

Cable television	394	237	254
Consumer telephony	588	354	373
Internet and other	143	86	57

Total Consumer Division	1,125	677	684
Business Services Division	349	210	213

Total Cable Division	1,474	887	897
Content Division	146	88	90
Inter-segmental *	(13)	(8)	(11)

Total revenue	1,607	967	976
Operating costs and expenses	(1,102)	(663)	(695)
Depreciation	(489)	(294)	(372)

Operating profit/(loss)	16	10	(91)
Other income/(expense)	(422)	(254)	(232)
Income tax benefit	7	4	5

Net loss	(399)	(240)	(318)

Share of net profits/(losses) of affiliates	7	4	(5)
Investments in affiliates	605	364	470
Additions to property & equipment	264	159	330
Goodwill	743	447	1,892
Total assets	6,545	3,938	6,607

*	Inter-segmental revenues are revenues from sales in our Content Division which are costs in our Cable Division and are eliminated on consolidation.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

5.    Share-based compensation cost

As permitted under SFAS 123, Accounting for Stock-Based Compensation, share-based compensation cost for employee share options is measured and expensed over the period of the performance for such options under Accounting for Stock Issued to Employees (‘APB 25’), as the excess, if any, of the quoted market price of a company’s shares over the amount an employee must pay to acquire the shares. During the nine-month periods ended September 30, 2003 and 2002 the Company’s share price remained between 0.75 pence and 2.75 pence, and no compensation charge resulted during the periods.

An amendment to SFAS 123, SFAS 148 Accounting for Stock Based Compensation – Transition and Disclosure, was effective for the Group for the year ended December 31, 2002. SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results and that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The Group has adopted the disclosure provisions of the Statement in these financial statements. The Group has not adopted the fair value based method of accounting for stock-based employee compensation and still accounts for these in accordance with APB 25.

Following the adoption of SFAS 148 (and the non-adoption of the fair value provisions), the Group is obliged to report the effect, on its net loss and basic and diluted loss per share, of compensation costs for share option grants and awards under the Group’s various share option schemes as determined based on their fair value at the date of grant, consistent with the method prescribed by SFAS 123. During the six-month period ended June 30, 2003 no options or awards were granted over any ordinary shares of the Company. Compensation costs based on fair value at the date of grant for all options and awards granted in previous periods were fully expensed by December 31, 2002, accordingly there is no further charge or credit necessary and the net loss and basic and diluted loss per share for the nine-month period ended September 30, 2003 are not affected.

6.    Accounting for derivative instruments and hedging activities

At January 1, 2001 the Company adopted SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 137 and 138. SFAS 133 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition at fair value of all derivative instruments as assets or liabilities in the Company’s balance sheet. The accounting treatment of changes in fair value is dependent upon whether or not a derivative instrument is designated a hedge and if so, the type of hedge and its effectiveness as a hedge.

For derivatives, which are not designated as hedges, changes in fair value are recorded immediately in earnings.

For derivatives designated as cash flow hedges, changes in fair value on the effective portion of a hedge are recorded within Other Comprehensive Income (‘OCI’) until the hedged transaction occurs and are then recorded within earnings. Changes in the ineffective portion of a hedge are recorded immediately in earnings. For derivatives designated as fair value hedges, changes in fair value are recorded immediately in earnings. We have not, however, had any fair value hedges since the adoption of SFAS 133.

We discontinue hedge accounting for derivative financial instruments when it is determined that the derivative instrument is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative instrument expires or is sold; the derivative instrument is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur; a hedged firm commitment no longer meets the definition of a firm commitment; or our management determines that designation of the derivative instrument as a hedging instrument is no longer appropriate. The tests for determining the effectiveness of a cash flow hedge compare on a strict basis the amount and timing of cash flows on the underlying economic exposure with the cash flows of the derivative instrument.

The Company hedges some of its interest rate risk on its existing senior secured credit facility through the use of interest rate swaps. The Company also historically hedged some of its foreign currency risk through the use of

Notes to Unaudited Interim Condensed Consolidated Financial Statements

forward foreign exchange contracts and foreign currency swaps. The Company, in response to fluctuations in the sterling/ US dollar exchange rate, terminated its interest rate hedging arrangements. The purpose of the derivative instruments is to provide a measure of stability over the Company’s exposure to movements in interest rates and the sterling/ US dollar exchange rate. The majority of the Company’s derivative instruments are designated as cash flow hedges.

7.     Recent developments

On June 27, 2003 a High Court judgment was delivered against those mobile telephone operators who had appealed decisions of the UK Office of Telecommunications and the UK Competition Commission in the area of mobile call termination/interconnect rates. Following this judgment and the initial mobile interconnect rate cuts of July 25, 2003, we are considering retail price changes for calls from our network to mobile telephones with the intent of passing the benefits to our customers whilst stimulating call usage.

On July 8, 2003, we sold our Indirect Access (‘IDA’) telephony business for approximately £2 million. We acquired this business as part of our acquisition of Eurobell PLC in November 2000. IDA revenues were £9 million in 2002 and £4 million in the six-month period ended June 30, 2003. (IDA customers have never been included in our reported customer numbers).

On July 28, 2003, we announced that we expected the final terms of the Financial Restructuring to provide that ordinary shareholders will receive 1.5% of the issued share capital immediately following the Financial Restructuring.

8.     Commitments and contingencies

Other than as set forth below, neither Telewest nor any other member of the Telewest Group is or has been engaged in any legal or arbitration proceedings, nor are any such proceedings pending or threatened by or against it, which may have, or have had during the 12 months preceding the date hereof, a significant effect on the Telewest Group’s financial position.

A dispute between Telewest Communications Group Limited, Telewest Communications (Publications) Limited and the Commissioners of Customs and Excise over the VAT status of Cable Guide and Zap magazines, was heard between October 21 and October 25, 2002, in respect of which judgment was passed down on January 21, 2003 which resulted in the provision of £16 million against revenue in our consolidated financial statements for the year ended December 31, 2002. The exceptional item arose in respect of VAT payable in the period from January 2000 to July 2002. Our magazines ceased publication towards the end of the year 2002. Therefore, the exceptional item represented the full extent of our VAT liability in respect of our magazine operations. The VAT tribunal held that our arrangements to protect the zero-rated VAT status of Cable Guide and Zap magazines could, in principle, be effective in creating a separate supply by Telewest Communications (Publications) Limited, which was not ancillary to the supply of pay-television services. However, in practice, the steps taken by us were insufficient to make the arrangements effective. We have appealed this decision which is expected to be heard in the High Court in November 2003.

On October 29, 2002, following non-payment of our obligations under certain foreign exchange contracts, Credit Agricole Indosuez presented a winding-up petition against us (in respect of a debt of approximately £10 million). On or about October 31, 2002 The Royal Bank of Scotland plc served a notice in support of the petition. On June 5, 2003, The Huff Alternative Fund LP, also served a notice in support of the winding-up petition. At the initial hearing of the petition, it was adjourned until January 29, 2003. The winding-up petition has since been further adjourned on several occasions and has not yet been listed for hearing. As far as we are aware Credit Agricole Indosuez has not taken any further steps to list it. We have obtained several orders under Section 127 of the UK Insolvency Act 1986, to enable us to continue to make certain payments without the risk of those payments subsequently being declared void as a result of the granting of a winding-up order.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

On April 24, 2003, process was filed in the Supreme Court of the State of New York in relation to an action brought by Eximius Capital Funding, Ltd. (‘Eximius’) against Telewest to recover the principal and interest and other payments due in respect of certain of our Notes. We have been informed that W.R. Huff Asset Management Co., L.L.C. (‘Huff’) is an adviser to Eximius but that Eximius is not a member of the same group of companies as Huff. Telewest has moved to dismiss Eximius’ complaint principally on the grounds that, under the terms of the indentures governing the Notes, Eximius has no standing to bring the claims alleged in its complaint and has also failed to state legally sufficient claims.

On May 12, 2003, process was filed in the Supreme Court of the State of New York in relation to a further action brought by Eximius against, among others, Telewest, Liberty Media Corporation, our Directors and certain of our former Directors (collectively, the ‘Defendants’) in respect of an alleged breach of fiduciary duty and other alleged wrongful conduct by the Defendants in relation to a potential restructuring of our balance sheet. On June 9, 2003, Eximius moved to amend and supplement the complaint to add IDT Corporation and certain alleged affiliates of IDT as defendants. The Defendants’ time to answer, move or otherwise respond to the action has not yet expired.

On or about June 12, 2003, the United States District Court for the Southern District of New York agreed to allow Huff and certain other holders of our Notes to amend a complaint originally filed against, among others, Liberty Media Corporation relating to the tender offer by Liberty TWSTY Bonds, Inc. for certain of our Notes. The amended complaint adds the Company, its Directors and certain former Directors as parties. The amended action alleges violations of Rule 10b-5 under the Securities Exchange Act of 1934 and common law fraud by, among others, the Defendants arising from certain statements in 2001 and early 2002. The Defendants’ time to answer, move or otherwise respond to the action has not yet expired.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, including liabilities under the Securities Act, provided they act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, although in the case of proceedings brought by or in the right of the corporation, such indemnification is limited to expenses actually and reasonably incurred in defense or settlement and is not permitted if the individual is adjudged liable to the corporation, unless the court determines otherwise. Section 102 of the Delaware General Corporation Law authorizes a corporation to limit or eliminate its directors’ liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duties, other than for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violations of law, (iii) unlawful payments of dividends, stock purchases or redemptions, or (iv) transactions from which a director derives an improper personal benefit.

The registrant’s bylaws provide that it will indemnify each director and each of the President, the Treasurer and the Secretary against all claims and expenses resulting from the fact that he or she was an officer, director or employee of the registrant. In addition, the registrant’s board of directors may, at its option, indemnify any other employee. A claimant is eligible for indemnification if the claimant (i) acted in good faith and in a manner that, in the claimant’s reasonable belief, was in or not opposed to the best interests of the registrant, or (ii) in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The vote of a majority of the board of directors is necessary for a determination of whether a claimant is eligible for indemnification.

Section 145 of the Delaware General Corporation Law authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such. The registrant’s certificate of incorporation and bylaws contain no specific provisions regarding such insurance. The registrant has obtained liability insurance covering its directors and officers for claims asserted against them or incurred by them in such capacity, including claims brought under the Securities Act.

No person has been authorized to give any information or to make any representations other than those contained in this shareholders’ circular and prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This shareholders’ circular and prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this shareholders’ circular and prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the registrant since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

ITEM 21.    Exhibits and Financial Statement Schedules.

Exhibit No.	Description

2.1	Agreement Relating to the Merger of Flextech and Telewest Communications plc, dated December 16, 1999, between Telewest Communications plc and Flextech. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

3.1	Certificate of Incorporation of Telewest Global, Inc.**

3.2	By-Laws of Telewest Global, Inc.**

Exhibit No.	Description

4.1	Memorandum of Association of Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-8, filed with the Securities and Exchange Commission on September 22, 1995 (Registration No. 333-11602).)

4.2	Amended and Restated Articles of Association of Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.3	Senior Debenture Indenture, dated as of October 3, 1995, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.4	Senior Discount Debenture Indenture, dated as of October 3, 1995, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April l, 1996.)

4.5	Form of Senior Debenture (included in Exhibit 4.3).

4.6	Form of Senior Discount Debenture (included in Exhibit 4.4).

4.7	Deposit Agreement, dated as of October 3, 1995, between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.8	Form of American Depositary Receipt (included in Exhibit 4.7).

4.9	Indenture, dated as of November 9, 1998, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.10	Form of Senior Note (included in Exhibit 4.9).

4.11	Deposit Agreement between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.12	Indenture, dated as of February 19, 1999, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.13	Form of Senior Convertible Note (included in Exhibit 4.12).

4.14	Deposit and Custody Agreement among Telewest Communications plc, Citibank (Channel Islands) Limited, as Book Entry Depositary, Citibank. N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.15	Indenture, dated as of April 15, 1999, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.16	Form of Senior Discount Note (included in Exhibit 4.15).

4.17	Dollar Deposit Agreement between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

Exhibit No.	Description

4.18	Sterling Deposit Agreement among Telewest Communications plc, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

4.19	Indenture, dated January 25, 2000, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.20	Form of Senior Discount Note (included in Exhibit 4.19).

4.21	Form of Senior Note (included in Exhibit 4.19).

4.22	Dollar Deposit Agreement, dated as of January 25, 2000, among Telewest Communications plc, The Bank of New York, as book-entry depository, The Bank of New York, as trustee, and the holders and beneficial owners of certificate less depository interests. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September l, 2000 (Registration No. 333-12462).)

4.23	Sterling Deposit Agreement, dated as of January 25, 2000, among Telewest Communications plc, The Bank of New York Trust Company (Cayman) Limited, as book-entry depository, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depository interests. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

4.24	Indenture, dated July 7, 2000, among Telewest Communications plc, Telewest Finance (Jersey) Limited and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.25	Form of Senior Convertible Note (included in Exhibit 4.24).

4.26	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.27	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.28	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.29	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among Telewest Communications plc, The Bank of New York, as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.30	Form of American Depositary Receipt (included in Exhibit 4.29).

4.31	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the Media One Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.

Exhibit No.	Description

4.32	Form of Amendment No. 1 to the Registration Rights Agreement by and among Telewest Communications plc, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.33	Form of Amendment No. 2 to the Registration Rights Agreement by and among Telewest Communications plc, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Certificate of common stock of Telewest Global, Inc.**

4.35	Form of Registration Rights Agreement, dated , 200 among Telewest Global, Inc., noteholders and Liberty Media.**

5.1	Opinion, dated , 200 , of Fried, Frank, Harris, Shriver & Jacobson as to the legality of the common stock being registered hereby.**

8.1	Opinion, dated , 200 of KPMG LLP as to certain US tax matters.**

8.2	Opinion, dated , 200 of KPMG LLP as to certain UK tax matters.**

9.1	Form of Amended and Restated Relationship Agreement, by and among Telewest Communications plc, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

9.2	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc (Incorporated by reference to Amendment. No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

10.1	Loan Agreement by and among Telewest Communications Networks Limited and certain of Telewest Communications plc’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

10.2

Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to Telewest Communications plc’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

Note: No long-term debt instrument issued by Telewest Communications plc (other than as set forth above) exceeds 10% of the consolidated total assets of Telewest Communications plc and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, Telewest Global, Inc. will furnish to the SEC upon request copies of long-term instruments and related agreements.

10.3	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 10.2. (Incorporated by reference to Telewest Communications plc’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

Exhibit No.	Description

10.4	Supplemental Agreement, dated , 200 relating to the Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein.**

10.5	Commitment Letter, dated , 200 from CIBC World Markets plc to Telewest Communications Networks Limited and Telewest Communications plc relating to the Supplemental Agreement referred to in Exhibit 10.4.**

10.6	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., US WEST Holdings and the predecessor to Telewest Communications plc (“Old Telewest”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.7	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and U S WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.8	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/U S WEST Cable Communications Group (“TUCCI”). (incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.9	Tax Deed, dated October 3, 1995, among Telewest Communications plc, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

10.10	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 ( filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

10.11	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of Telewest Communications plc’s affiliated entities. (Incorporated by reference to Telewest Communications plc’s 1997 Annual Report on Form l0-K filed with the Securities and Exchange Commission on March 31, 1997.)

10.12	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).

10.13	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

10.14	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.15	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.16	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

10.17	Employment Agreement, dated December l, 1999, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No 333-11602).)

Exhibit No.	Description

10.18	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.19	Employment Agreement, dated October 21, 1998, between Stephen Cook and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.20	Appointment as Non-Executive Chairman of the Board of Directors of Telewest Communications plc, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.21	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of Telewest Communications plc) and Telewest Communications plc, as amended on January 17, 2000. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

10.22	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.23	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.24	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.25	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.26	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.27	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.28	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.29	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.30	Telewest Equity Participation Plan. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.31	Form of Deed of Indemnity between Telewest Global, Inc. and each director of Telewest Communications plc.**

10.32	Term Sheet dated September 12, 2003 among Telewest Communications plc, Telewest Finance (Jersey) Limited, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media Corporation and IDT Corporation.**

Exhibit No.	Description

10.33	Explanatory Statement to Schemes of Arrangement, dated , 200 **

10.34	Telewest Communications plc Scheme of Arrangement, dated , 200 **

10.35	Telewest Finance (Jersey) Limited Scheme of Arrangement, , 200 **

10.36	Form of Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited**

10.37	Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement**

10.38	Form of Voting Agreement of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement**

10.39	Form of Termination Agreement among Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc.**

10.40	Form of Voting Agreement of IDT Corporation relating to the voting of its ordinary shares**

10.41	Form of Voting Agreement of Telewest Global, Inc. relating to certain tax matters**

10.42	Form of Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc.**

10.43	Form of Waiver and Agreement Letter among Telewest Communications plc, Telewest Communications Networks Limited, Royal Bank Leasing Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited**

10.44	Form of Terms Letter among Telewest Communications plc, Telewest Communications Networks Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited**

10.45	Form of Heads of Terms among JP Morgan Chase plc, Royal Bank of Scotland plc, Credit Agricole Indosuez, The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited **

10.46	Settlement Deed, dated , 200 , among Credit Agricole Indosuez, Telewest Communications plc and Telewest Communications Networks Limited**

10.47	Settlement Deed, dated , 200 , among The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited**

10.48	Settlement Deed, dated , 200 , among the Royal Bank of Scotland plc, Telewest Communications plc and Telewest Communications Networks Limited**

10.49	Settlement Deed, dated , 200 , among the JP Morgan Chase plc, Telewest Communications plc and Telewest Communications Networks Limited**

10.50	Form of New ISDA Agreement**

10.51	Form of Release Agreement, between Telewest Communications plc, certain of its officers, directors and affiliates (including Liberty Media and IDT) and Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and QWest Occupational Health Trust.**

21	Subsidiaries of the registrant**

23.1	Consent of KPMG Audit plc*

23.2	Consent of KPMG LLP (for US tax opinion) (included in Exhibit 8.1)**
23.3	Consent of KPMG LLP (for UK tax opinion) (included in Exhibit 8.2)**

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)**

24.1	Power of Attorney dated November 26, 2003 executed by William Connors*

24.2	Power of Attorney dated November 26, 2003 executed by John H. Duerden*

24.3	Power of Attorney dated November 26, 2003 executed by Barry Elson*

24.4	Power of Attorney dated November 26, 2003 executed by Marnie S. Gordon*

24.5	Power of Attorney dated November 26, 2003 executed by Donald S. Lavigne*

Exhibit No.	Description

24.6	Power of Attorney dated November 26, 2003 executed by Michael McGuiness*

24.7	Power of Attorney dated November 26, 2003 executed by Rene Schuster*

24.8	Power of Attorney dated November 26, 2003 executed by Steven R. Skinner*

99.1	Form of Proxy**

99.2	Form of Bank of New York Voting Instructions Card**

*	Filed herewith
**	To be filed by amendment

ITEM 22.    Undertakings.

The undersigned registrant hereby undertakes to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Paris France, on November 26, 2003.

TELEWEST GLOBAL, INC.

By:	/s/ Charles Burdick

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles Burdick Name: Charles Burdick	President, Chief Executive Officer and Director (Principal Executive Officer)	November 26, 2003

/s/ Neil Smith Name: Neil Smith	Chief Financial Officer (Principal Financial and Accounting Officer)	November 26, 2003

* Name: Barry R. Elson	Director	November 26, 2003

* Name: William Connors	Director	November 26, 2003

* Name: John H. Duerden	Director	November 26, 2003

* Name: Marnie S. Gordon	Director	November 26, 2003

* Name: Donald S. LaVigne	Director	November 26, 2003

* Name: Michael McGuiness	Director	November 26, 2003

* Name: Rene Schuster	Director	November 26, 2003

* Name: Steven R. Skinner	Director	November 26, 2003

*Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement Relating to the Merger of Flextech and Telewest Communications plc, dated December 16, 1999, between Telewest Communications plc and Flextech. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

3.1	Certificate of Incorporation of Telewest Global, Inc.**

3.2	By-Laws of Telewest Global, Inc.**

4.1	Memorandum of Association of Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-8, filed with the Securities and Exchange Commission on September 22, 1995 (Registration No. 333-11602).)

4.2	Amended and Restated Articles of Association of Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

4.3	Senior Debenture Indenture, dated as of October 3, 1995, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.4	Senior Discount Debenture Indenture, dated as of October 3, 1995, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April l, 1996.)

4.5	Form of Senior Debenture (included in Exhibit 4.3).

4.6	Form of Senior Discount Debenture (included in Exhibit 4.4).

4.7	Deposit Agreement, dated as of October 3, 1995, between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.8	Form of American Depositary Receipt (included in Exhibit 4.7).

4.9	Indenture, dated as of November 9, 1998, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.10	Form of Senior Note (included in Exhibit 4.9).

4.11	Deposit Agreement between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary, dated as of November 9, 1998. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.12	Indenture, dated as of February 19, 1999, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

4.13	Form of Senior Convertible Note (included in Exhibit 4.12).

4.14	Deposit and Custody Agreement among Telewest Communications plc, Citibank (Channel Islands) Limited, as Book Entry Depositary, Citibank. N.A., Brussels Branch, as Note Custodian, and The Bank of New York, as Trustee, dated February 19, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on April 8, 1999 (Registration No. 333-09792).)

Exhibit No.	Description

4.15	Indenture, dated as of April 15, 1999, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.16	Form of Senior Discount Note (included in Exhibit 4.15).

4.17	Dollar Deposit Agreement between Telewest Communications plc and The Bank of New York, as Book-Entry Depositary, dated as of April 15, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

4.18	Sterling Deposit Agreement among Telewest Communications plc, The Bank of New York Trust Company (Cayman) Ltd., as Book-Entry Depositary, and The Bank of New York, as Note Custodian, dated as of April 15, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 13, 2000 (Registration No. 333-11630).)

4.19	Indenture, dated January 25, 2000, between Telewest Communications plc and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.20	Form of Senior Discount Note (included in Exhibit 4.19).

4.21	Form of Senior Note (included in Exhibit 4.19).

4.22	Dollar Deposit Agreement, dated as of January 25, 2000, among Telewest Communications plc, The Bank of New York, as book-entry depository, The Bank of New York, as trustee, and the holders and beneficial owners of certificate less depository interests. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September l, 2000 (Registration No. 333-12462).)

4.23	Sterling Deposit Agreement, dated as of January 25, 2000, among Telewest Communications plc, The Bank of New York Trust Company (Cayman) Limited, as book-entry depository, The Bank of New York, as note custodian, The Bank of New York, as Trustee, and the holders and beneficial owners of certificated depository interests. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on September 1, 2000 (Registration No. 333-12462).)

4.24	Indenture, dated July 7, 2000, among Telewest Communications plc, Telewest Finance (Jersey) Limited and Law Debenture Trust Company of New York as successor trustee. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.25	Form of Senior Convertible Note (included in Exhibit 4.24).

4.26	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £220,000,000 issued on November 1, 2000 to Deutsche Telekom AG. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.27	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £30,000,000 issued on January 15, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.28	5.00% Accreting Convertible Note due 2003 in the initial principal amount of £3,500,000 issued on April 2, 2001 to Deutsche Telekom AG. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

4.29	Amended and Restated Deposit Agreement, dated as of November 30, 1994 (as amended as of October 2, 1995), among Telewest Communications plc, The Bank of New York, as Depositary, and

Exhibit No.	Description

the holders from time to time of American Depositary Receipts issued thereunder. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

4.30	Form of American Depositary Receipt (included in Exhibit 4.29).

4.31	Registration Rights Agreement, dated October 3, 1995, among the Company, the TINTA Affiliate, the Media One Affiliates, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to the Company’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.

4.32	Form of Amendment No. 1 to the Registration Rights Agreement by and among Telewest Communications plc, the Liberty Media Affiliate, the MediaOne Affiliates, the SBC Affiliate, Southwestern Bell International Holdings (UK-2) Corporation, the Cox Affiliate, GUHL and Vivendi. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form S-4 as filed with the Securities and Exchange Commission on June 29, 1998 (Registration No. 33-50201).)

4.33	Form of Amendment No. 2 to the Registration Rights Agreement by and among Telewest Communications plc, Microsoft, The MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

4.34	Form of Certificate of common stock of Telewest Global, Inc.**

4.35	Form of Registration Rights Agreement, dated , 200 among Telewest Global, Inc., noteholders and Liberty Media.**

5.1	Opinion, dated , 200 , of Fried, Frank, Harris, Shriver & Jacobson as to the legality of the common stock being registered hereby.**

8.1	Opinion, dated , 200 of KPMG LLP as to certain US tax matters.**
8.2	Opinion, dated , 200 of KPMG LLP as to certain UK tax matters.**

9.1	Form of Amended and Restated Relationship Agreement, by and among Telewest Communications plc, Microsoft, the MediaOne Affiliates and the Liberty Media Affiliate. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

9.2	Amendment Agreement Relating to the Revised New Relationship Agreement, dated as of May 18, 2001, between Microsoft, Liberty Media international, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc (Incorporated by reference to Amendment. No. 3 to Statement on Schedule 13-D of Liberty Media filed with the Securities and Exchange Commission on November 23, 2001.)

10.1	Loan Agreement by and among Telewest Communications Networks Limited and certain of Telewest Communications plc’s subsidiaries and associated partnerships, as borrower, The Bank of New York, CIBC World Markets plc, Chase Manhattan plc and Toronto-Dominion Bank Europe, Limited, as lead arrangers, the banks and financial institutions listed therein and CIBC Markets World Markets plc as agent and security trustee, dated as of May 17, 1999. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-3 as filed with the Securities and Exchange Commission on October 4, 1999 (Registration No. 333-10964).)

10.2

Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,000,000,000 together with an Institutional Facility of up to £250,000,000, among Telewest Communications Networks Limited and the parties named therein. (Incorporated by reference to Telewest Communications plc’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

Note: No long-term debt instrument issued by Telewest Communications plc (other than as set forth above) exceeds 10% of the consolidated total assets of Telewest Communications plc and its subsidiaries. In accordance with paragraph (b)4(iii) of Item 601 of Regulation S-K, Telewest Global, Inc. will furnish to the SEC upon request copies of long-term instruments and related agreements.

Exhibit No.	Description

10.3	Letter Amendment, dated January 2, 2002, from CIBC World Markets to Telewest Communications Networks Limited amending the Loan Agreement referred to in Exhibit 10.2. (Incorporated by reference to Telewest Communications plc’s Current Report on Form 6-K filed with the Securities and Exchange Commission on May 24, 2002.)

10.4	Supplemental Agreement, dated , 200 , relating to the Loan Agreement, dated March 16, 2001, for Credit Facilities of £2,030,000,000 together with an Institutional Facility of up to £125,000,000, among Telewest Communications Networks Limited and the parties named therein.**

10.5	Commitment Letter, dated , 200 , from CIBC World Markets plc to Telewest Communications Networks Limited and Telewest Communications plc relating to the Supplemental Agreement referred to in Exhibit 10.4.**

10.6	Tax Deed, dated November 22, 1994, between TCI International Holdings, Inc., US WEST Holdings the predecessor to Telewest Communications plc (“Old Telewest”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.7	Trademark License Agreement, effective as of November 22, 1994, between Old Telewest and US WEST. (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.8	Tradename Agreement, effective as of November 22, 1994, between Old Telewest, TCI and TCI/US WEST Cable Communications Group (“TUCCI”). (Incorporated by reference to Old Telewest’s 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1995.)

10.9	Tax Deed, dated October 3, 1995, among Telewest Communications plc, the SBC Affiliates and the Cox Affiliate. (Incorporated by reference to Telewest Communications plc’s 1995 Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 1, 1996.)

10.10	Agreement, dated December 4, 1987, between United Cable Television Corporation on behalf of itself and United Artists Communications, Inc. and Trans-Global (UK) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 ( filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

10.11	Form of BT Interconnect Agreement, a copy of which was executed by BT and various of Telewest Communications plc’s affiliated entities. (Incorporated by reference to Telewest Communications plc’s 1997 Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 1997.)

10.12	Interconnection Agreement, dated July 15, 1994, between Mercury Communications Limited (“Mercury”) and United Artists Communications (Scotland) Limited. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).)

10.13	Mercury Marketing and Operations Agreement, dated August 10, 1993, between Telewest CGL and Mercury. (Incorporated by reference to Old Telewest’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994, as amended (Registration No. 33-78398).) (2)

10.14	Letter Agreement, dated August 23, 1995, between SBCC and Mercury. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.15	Purchase Agreement, dated August 27, 1993, between Southwestern Bell International Holdings and GPT Limited. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.16	Employment Agreement, dated August 7, 1997, between Charles Burdick and Telewest CGL (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 10-K for the period ended December 31, 1997 filed with the Securities and Exchange Commission on March 31, 1998.)

Exhibit No.	Description

10.17	Employment Agreement, dated December l, 1999, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No 333-11602).)

10.18	Form of Service Agreement between Adam Singer and Flextech plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.19	Employment Agreement, dated October 21, 1998, between Stephen Cook and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.20	Appointment as Non-Executive Chairman of the Board of Directors of Telewest Communications plc, effective from December 1, 1999, as amended, between Anthony W.P. Stenham and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 3l, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.21	Employment Agreement, dated September 21, 1998, between Anthony Illsley (former chief executive officer of Telewest Communications plc) and Telewest Communications plc, as amended on January 17, 2000. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form F-4 as filed with the Securities and Exchange Commission on March 6, 2000 (Registration No. 333-11602).)

10.22	Amendment to Service Agreement, dated October 14, 1998, between Charles Burdick and Telewest Communications plc. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.23	The Telewest 1995 Restricted Share Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.24	The Telewest 1995 Sharesave Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.25	The Telewest 1995 Executive Share Option Scheme No. 1. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.26	The Telewest 1995 Executive Share Option Scheme No. 2. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.27	The Telewest 1995 Share Participation Scheme. (Incorporated by reference to Telewest Communications plc’s Registration Statement on Form 8-B filed with the Securities and Exchange Commission on September 22, 1995, as amended.)

10.28	Form of the Telewest 2000 All Employee Share Scheme. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.29	Telewest Long Term Incentive Plan. (Incorporated by reference to Telewest’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.30	Telewest Equity Participation Plan. (Incorporated by reference to Telewest Communications plc’s Annual Report on Form 20-F for the period ended December 31, 2001 filed with the Securities and Exchange Commission on July 1, 2002.)

10.31	Form of Deed of Indemnity between Telewest Global Inc. and each director of Telewest Communications plc.**

Exhibit No.	Description

10.32	Term Sheet dated September 12, 2003 among Telewest Communications plc, Telewest Finance (Jersey) Limited, W.R. Huff Asset Management Co., L.L.C., the members of the Bondholder Committee, Liberty Media Corporation and IDT Corporation.**

10.33	Explanatory Statement to Schemes of Arrangement, dated , 200 **

10.34	Telewest Communications plc Scheme of Arrangement, dated , 200 **

10.35	Telewest Finance (Jersey) Limited Scheme of Arrangement, , 200 **

10.36	Form of Transfer Agreement among Telewest Communications plc, Telewest Global, Inc. and Telewest UK Limited**

10.37	Form of Noteholder Voting Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited and certain noteholders relating to the voting of notes in the schemes of arrangement**

10.38	Form of Voting Agreement of Liberty Media relating to the voting of its ordinary shares and notes and termination of the Relationship Agreement**

10.39	Form of Termination Agreement among Liberty Media International, Inc., Liberty UK Holdings, Inc., Liberty UK, Inc. and Telewest Communications plc.**

10.40	Form of Voting Agreement of IDT Corporation relating to the voting of its ordinary shares**

10.41	Form of Voting Agreement of Telewest Global, Inc. relating to certain tax matters**

10.42	Form of Escrow Agent Agreement among Telewest Communications plc, Telewest Finance (Jersey) Limited, The Bank of New York, Innisfree Incorporated and Telewest Global, Inc.**

10.43	Form of Waiver and Agreement Letter among Telewest Communications plc, Telewest Communications Networks Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited**

10.44	Form of Terms Letter among Telewest Communications plc, Telewest Communications Networks Limited, Royal Bank Leasing Limited and Royal Bank of Scotland (Industrial Leasing) Limited for itself and as agent for W. & G. Lease Finance Limited and W. & G. Equipment Leasing Limited**

10.45	Form of Heads of Terms among JP Morgan Chase plc, Royal Bank of Scotland plc, Credit Agricole Indosuez, The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited**

10.46	Settlement Deed, dated , 200 , among Credit Agricole Indosuez, Telewest Communications plc and Telewest Communications Networks Limited**

10.47	Settlement Deed, dated , 200 , among The Bank of New York, Telewest Communications plc and Telewest Communications Networks Limited**

10.48	Settlement Deed, dated , 200 , among the Royal Bank of Scotland plc, Telewest Communications plc and Telewest Communications Networks Limited**

10.49	Settlement Deed, dated , 200 , among the JP Morgan Chase plc, Telewest Communications plc and Telewest Communications Networks Limited**

10.50	Form of New ISDA Agreement**

10.51	Form of Release Agreement, between Telewest Communications plc, certain of its officers, directors and affiliates (including Liberty Media and IDT) and Eximius Capital Funding, Ltd., Angelo Gordon & Co., L.P., Oaktree Capital Management LLC, Capital Research and Management Company, Goldentree Asset Management, LP, W.R. Huff CM, L.L.C., WRH High Yield Partners, L.P. and QWest Occupational Health Trust.**

21	Subsidiaries of the registrant**

23.1	Consent of KPMG Audit plc*

23.2	Consent of KPMG LLP (for US tax opinion) (included in Exhibit 8.1)**
23.3	Consent of KPMG LLP (for UK tax opinion) (included in Exhibit 8.2)**

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit 5.1)**

24.1	Power of Attorney dated November 26, 2003 executed by William Connors*

24.2	Power of Attorney dated November 26, 2003 executed by John H. Duerden*

24.3	Power of Attorney dated November 26, 2003 executed by Barry Elson*

Exhibit No.	Description

24.4	Power of Attorney dated November 26, 2003 executed by Marnie S. Gordon*

24.5	Power of Attorney dated November 26, 2003 executed by Donald S. Lavogne*

24.6	Power of Attorney dated November 26, 2003 executed by Michael McGuiness*

24.7	Power of Attorney dated November 26, 2003 executed by Rene Schuster*

24.8	Power of Attorney dated November 26, 2003 executed by Steven R. Skinner*

99.1	Form of Proxy**

99.2	Form of Bank of New York Voting Instructions Card**

*	Filed herewith
**	To be filed by amendment